UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(Amendment No. 4)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35530

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

(Address of principal executive offices)

Jane Sheere, +1.441.295.1443

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Copies to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

Fax: 212-880-0200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

-i-

-ii-

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this registration statement on Form 20-F (this “Form 20-F”) is as of the date of this Form 20-F. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable Group”, “we”, “us” and “our” refer to Brookfield Renewable, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, collectively; “Brookfield Renewable” and “BREP” refer to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, current income taxes, depreciation, amortization and management service costs. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

An “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Amended and Restated Limited Partnership Agreement of BRELP” means the amended and restated limited partnership agreement of Brookfield Renewable Energy L.P., dated November 20, 2011, as amended May 4, 2012.

“Amended and Restated Limited Partnership Agreement of BREP” means the amended and restated limited partnership agreement of Brookfield Renewable Energy Partners L.P., dated November 20, 2011.

“ANEEL” means National Agency for Electric Energy (Brazil).

“Audit Committee” means the audit committee of the board of directors of the Managing General Partner.

“BAM’s Compensation Committee” means Brookfield Asset Management’s compensation committee.

“BC Hydro” means British Columbia Hydro and Power Authority.

“BEM LP” means Brookfield Energy Marketing LP., an indirect wholly-owned subsidiary of Brookfield Asset Management.

“Bermuda Holdco” means BRP Bermuda Holdings I Limited.

“BNDES” means the Brazilian National Bank for Economic Development.

“Bond Indenture” means the amended and restated indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), The Bank of New York Mellon and BNY Trust Company of Canada, as supplemented, amended and restated from time to time, governing the Finco Bonds.

“BPUSHA” means Brookfield Power US Holding America Co.

“BRELP” means Brookfield Renewable Energy L.P.

“BRELP General Partner” means BRP Bermuda GP Limited, which serves as the general partner of BRELP GP LP.

“BRELP GP LP” means BREP Holding L.P., which serves as the general partner of BRELP.

“BREP” and “Brookfield Renewable” mean Brookfield Renewable Energy Partners L.P.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within the Brookfield Renewable Group.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” and “BREP” mean Brookfield Renewable Energy Partners L.P.

“Brookfield Renewable Group” means Brookfield Renewable, BRELP, the Holding Entities and the Operating Entities, taken together.

“Brookfield Renewable Power Assets” means Brookfield’s renewable power assets (other than the assets held by the Fund) that were transferred to Brookfield Renewable pursuant to the Combination.

“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.

“BRPI” means Brookfield Renewable Power Inc., a subsidiary of Brookfield Asset Management.

“BRPT” means Brookfield Renewable Power Trust, which held the assets of the Fund prior to the Combination.

“BRPT Trustees” means the trustees of BRPT.

“CanHoldco” means Brookfield BRP Holdings (Canada) Inc.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated under such Act.

“CDS” means CDS Clearing and Depository Services Inc.

“CFA” means a “controlled foreign affiliate” as defined in the Tax Act.

“Class A Limited Voting Shares” means the Class A Limited Voting Shares of Brookfield Asset Management.

“Class A Preference Shares” means the Class A Preference Shares, issuable in series (which includes the Series 1 Shares, the Series 2 Shares, the Series 3 Shares and the Series 4 Shares), of BRP Equity.

“Class B Preference Shares” means the Class B Preference Shares, issuable in series, of BRP Equity.

“Code” means the Code of Business Conduct and Ethics of Brookfield Renewable.

“Combination” means the strategic combination of all the assets of the Fund and the Brookfield Renewable Power Assets into Brookfield Renewable, effected pursuant to a plan of arrangement under Section 182 of the OBCA, effective November 28, 2011.

“Combination Agreement” means the combination agreement, dated as of September 12, 2011, among Brookfield, the Fund, BRPT and Brookfield Renewable providing for, among other things, the Combination.

“Common Shares” means the common shares of BRP Equity.

“Compensation Committee” means the compensation committee of the board of directors of the Managing General Partner.

“Conflicts Policy” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties — Conflicts of Interest”.

“Court” means the Ontario Superior Court of Justice.

“CPI” means the Canadian consumer price index.

“CRA” means the Canada Revenue Agency.

“Deemed Capital Gain Rule” has the meaning given to it in Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

“Development Projects Agreement” means an agreement between CanHoldco and Brookfield for reimbursement of expenses for projects in Canada and the United States.

“DRIP” means Brookfield Renewable’s distribution reinvestment plan.

“DSUs” means deferred share units issued under the DSUP.

“DSUP” means the Deferred Share Unit Plan of Brookfield Asset Management.

“DTC” means The Depository Trust Company.

“escrowed shares” means the non-voting common shares of one or more private companies under the Escrowed Stock Plan.

“Escrowed Stock Plan” means the Escrowed Stock Plan of Brookfield Asset Management.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAPI” means “foreign accrual property income” as defined in the Tax Act.

“FERC” means U.S. Federal Energy Regulatory Commission.

“FFO” or “funds from operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

“Finco” means Brookfield Renewable Energy Partners ULC, formerly named “BRP Finance ULC”.

“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.

“Foreign Tax Credit Generator Proposals” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Form 20-F” means this registration statement filed on Form 20-F.

“Fund” means Brookfield Renewable Power Fund, a limited purpose trust established under the laws of the Province of Québec, and where appropriate, includes its subsidiaries.

“GLHA” means Great Lakes Hydro America, LLC.

“GLPL” means Great Lakes Power Limited.

“Governing Body” in relation to an entity, means the board of directors or equivalent of such entity.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by BRP Equity, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Guarantors” means, collectively, Brookfield Renewable, BRELP, CanHoldco and Bermuda Holdco.

“GW” means gigawatt.

“GWh” means gigawatt hours.

“Holdco” has the meaning given to it under Item 6.B “Compensation”.

“Holder” means an LP Unitholder who, for purposes of the Tax Act and at all relevant times, holds its LP Units as capital property and deals at arm’s length and is not affiliated (within the meaning of the Tax Act) with Brookfield Renewable, BRELP, the Managing General Partner, the BRELP General Partner, BRELP GP LP and their respective affiliates (within the meaning of the Tax Act).

“Holding Entities” means Bermuda Holdco, CanHoldco and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

“HPI” means Hydro Pontiac Inc.

“HS&E” means health, safety and the environment.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Income Tax Act” or “Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.

“Indirect CFA” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated under such Act.

“IPCC” means Intergovernmental Panel on Climate Change.

“IRS” means the U.S. Internal Revenue Service.

“LIBOR” means London Interbank Offered Rate.

“LP Unitholders” means limited partners of Brookfield Renewable, which are holders of LP Units.

“LP Units” means the non-voting limited partnership units in the capital of Brookfield Renewable.

“LTA” means long-term average.

“Manager” means BRP Energy Group L.P., Brookfield Renewable Energy Group LLC and Brookfield Renewable Energy Group (Bermuda) Inc., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable Group pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Managing General Partner” means Brookfield Renewable Partners Limited, which serves as Brookfield Renewable’s general partner.

“Market Price” means the volume weighted average of the trading price for our LP Units on the NYSE (if our LP Units are listed on the NYSE) or the TSX (until our LP Units are listed for trading on the NYSE) for the five trading days immediately preceding the date the relevant distribution is paid by Brookfield Renewable.

“Master Services Agreement” means the master management and administration agreement, dated November 28, 2011, among the Service Recipients, the Manager and certain other affiliates of Brookfield Asset Management who are party thereto.

“MI 61-101” means Canadian Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions.

“Minister” means the Minister of Finance (Canada).

“MPT” means the Mississagi Power Trust.

“MRE” means the hydrological balancing pool administered by the government of Brazil.

“MW” means megawatts.

“MWh” means megawatt hours.

“NEOs” has the meaning given to it under Item 6.B “Compensation — Our Management”.

“Net asset value” means our capital at carrying value, on a pre-tax basis prepared in accordance with the procedures and assumptions utilized to prepare Brookfield Renewable’s IFRS financial statements, adjusted to reflect asset values not otherwise recognized under IFRS.

“Net Income (Loss)” means net income (loss) calculated in accordance with IFRS.

“NI 58-101” means Canadian National Instrument 58-101 — Disclosure of Corporate Governance Practices.

“Nominating and Governance Committee” means the nominating and governance committee of the board of directors of the Managing General Partner.

“Non-Resident Holder” means a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its LP Units in connection with a business carried on in Canada.

“Non-Resident Subsidiaries” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Unitholders” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-U.S. Holder” means a beneficial owner of one or more LP Units, other than an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B-16, as amended, including the regulations promulgated under such Act.

“OPA” means the Ontario Power Authority.

“Operating Entities” means the entities which, from time to time, directly or indirectly hold Brookfield Renewable Group’s operations and hold assets or operations that Brookfield Renewable Group may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Original Bond Indenture” means the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada.

“PFIC” means a passive foreign investment company.

“PPA” means a power purchase agreement, power guarantee agreement or similar long-term agreement between a seller and buyer of electrical power generation.

“Preference Share Guarantees” means the Series 1 Guarantee, the Series 2 Guarantee, the Series 3 Guarantee and the Series 4 Guarantee.

“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.

“QEF election” means an election by a U.S. Holder to treat such U.S. Holder’s share of Brookfield Renewable’s interest in a PFIC as a “qualified electing fund”.

“Redeemable/Exchangeable partnership unit” means a unit of BRELP that has the rights of the Redemption-Exchange Mechanism.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Registration Rights Agreement” means the registration rights agreement, dated November 28, 2011, between Brookfield and Brookfield Renewable.

“Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Asset Management, Brookfield Renewable, the Manager, BRELP and others.

“REOP Proposals” means tax proposals released for public comment on October 31, 2003 by the Department of Finance (Canada) regarding the deductibility of interest and other expenses for purposes of the Tax Act.

“Resident Holder” means a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.

“RIC” means a regulated investment company.

“RPS” means renewable portfolio standards.

“RRIF” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RRSP” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RSP” means the Restricted Stock Plan of Brookfield Asset Management.

“RSUs” means restricted share units issued under the RSUP.

“RSUP” means the Restricted Share Unit Plan of Brookfield Asset Management.

“S&P” means Standard & Poor’s Ratings Services.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval administered by the Canadian securities administrators.

“Series 1 Shares” means the Class A Preference Shares, Series 1 of BRP Equity.

“Series 2 Shares” means the Class A Preference Shares, Series 2 of BRP Equity.

“Series 3 Shares” means the Class A Preference Shares, Series 3 of BRP Equity.

“Series 4 Shares” means the Class A Preference Shares, Series 4 of BRP Equity.

“Service Recipients” means Brookfield Renewable, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities.

“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.

“SIFT Rules” means the rules in the Tax Act applicable to a “SIFT partnership” as defined in the Tax Act, pursuant to which certain income and gains earned by a SIFT partnership are subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation.

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof.

“TFSA” has the meaning given to it in Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“TJLP” means BNDES’s long-term interest rate.

“Total Capitalization Value” means, in any quarter, the sum of (i) the fair market value of an LP Unit multiplied by the number of LP Units issued and outstanding on the last trading day of the quarter (assuming full conversion of any limited partnership interests held by any member of Brookfield in BRELP into LP Units), plus (ii) for each class or series of security of a Service Recipient (other than LP Units) issued to third parties, the fair market value of such security multiplied by the number of securities of such class or series issued and outstanding on the last trading day of the quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of all debt not captured by paragraph (ii) owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the quarter to any person that is not a member of the Brookfield Renewable Group, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day.

“Treasury Regulations” means the Treasury regulations promulgated under the U.S. Internal Revenue Code.

“Treaty” means the Canada-U.S. Income Tax Convention (1980).

“TSX” means the Toronto Stock Exchange.

“US Facilities” means all of the U.S. facilities of Brookfield Renewable.

“U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.

“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Voting Agreement” means the voting agreement, dated November 28, 2011, between Brookfield Renewable and Brookfield that provides Brookfield Renewable, through the Managing General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable Group. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include statements regarding the quality of Brookfield Renewable Group’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	our limited operating history;

•	the risk that we may be deemed an “investment company” under the Investment Company Act;

•	the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business;

•	changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities;

•	the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms;

•	increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•	volatility in supply and demand in the energy market;

•	our operations are highly regulated and exposed to increased regulation which could result in additional costs;

•	the risk that our concessions and licenses will not be renewed;

•	increases in the cost of operating our plants;

•	our failure to comply with conditions in, or our inability to maintain, governmental permits;

•	equipment failure;

•	dam failures and the costs of repairing such failures;

•	exposure to force majeure events;

•	exposure to uninsurable losses;

•	adverse changes in currency exchange rates;

•	availability and access to interconnection facilities and transmission systems;

•	occupational, health, safety and environmental risks;

•	disputes and litigation;

•	losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events;

•	general industry risks relating to the North American and Brazilian power market sectors;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	newly developed technologies in which we invest not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	our inability to finance our operations due to the status of the capital markets;

•	the operating and financial restrictions imposed on us by our loan, debt and security agreements;

•	changes in our credit ratings;

•	changes to government regulations that provide incentives for renewable energy;

•	our inability to identify and complete sufficient investment opportunities;

•	the growth of our portfolio;

•	our inability to develop existing sites or find new sites suitable for the development of greenfield projects;

•	risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners;

•	Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies;

•	our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements;

•	our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets;

•	foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•	the departure of some or all of Brookfield’s key professionals; and

•

other factors described in this Form 20-F, including those set forth under Item 3.D “Key Information — Risk Factors”, Item 5.A “Operating and Financial Review and Prospects — Operating Results” and Item 4.B “Information on the Company — Business Overview”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars and Brazilian Reais are identified as “C$” and “R$”, respectively.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, funds from operations and net asset value which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and net asset value used by other entities. We believe that Adjusted EBITDA, funds from operations and net asset value are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations nor net asset value should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. As a result of the Combination, we have presented these measurements on a pro forma basis. Reconciliations of each of Adjusted EBITDA and funds from operations to net income on a consolidated and pro forma basis are presented in Item 5.A “Operating and Financial Review and Prospects — Net Income (loss), Adjusted EBITDA, and funds from operations on a consolidated basis” and Item 5.A “Operating and Financial Review and Prospects — Reconciliation of Pro Forma Results.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A	DIRECTORS AND SENIOR MANAGEMENT

The following table presents the names, business addresses and functions of members of the board of directors of the Managing General Partner as of the date of this Form 20-F.

Name	Business Address	Position
Jeffrey Blidner	Brookfield Asset Management Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Chair

Eleazar de Carvalho Filho (1)	Rua Professor Artur Ramos 339 - Apt. 61 Jardim Paulistano, Sao Paul, SP Brazil 01454-011	Director

John Van Egmond(1)	6900 N Ozona Drive Tucson, AZ 8578	Director

Lars Josefsson	Birger Jarlsgatan 13, 1 tr Stockholm SE-111 45 Sweden	Director

David Mann(1)	50 McCurdy Drive Chester, NS B0J 1J0	Director

Lou Maroun(1)	Dill Lane, Full Fathoms Devonshire, Bermuda DV07	Director

Patricia Zuccotti(1)	4612 105th Avenue NE Kirkland, WA 98033	Director

(1) Independent director under NYSE standards.

The following table presents the names, business addresses and functions of the members of our core senior management team that are principally responsible for our operations as of the date of this Form 20-F.

Name and Residence	Business Address	Position
Harry Goldgut Ontario, Canada	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Group Chairman

Richard Legault Québec, Canada	1700 - 180 Kent Street Ottawa, ON K1P 0B6	President and Chief Executive Officer

Jeff Rosenthal Ontario, Canada	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Operating Officer

Sachin Shah Ontario, Canada	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Financial Officer

Donald Tremblay Québec, Canada	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Executive Vice President

See Item 6. “Directors, Senior Management and Employees” for additional information.

1.B	ADVISERS

Our legal advisers are Torys LLP, located at Suite 3000, 79 Wellington St. West, Box 270, TD Centre, Toronto Ontario, Canada, M5K 1N2 and 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036.7703.

1.C	AUDITORS

The Managing General Partner has retained Ernst & Young LLP to act as Brookfield Renewable’s independent registered chartered accountants. The address for Ernst & Young LLP is Toronto, Ontario, Canada.

The Fund retained Deloitte & Touche LLP to act as its independent registered chartered accountants for the fiscal years ended December 31, 2009 and 2010. The address for Deloitte & Touche LLP is Ottawa, Ontario, Canada.

BRPI retained Deloitte & Touche LLP to act as its independent registered chartered accountants for the fiscal years ended December 31, 2009 and 2010. The address for Deloitte & Touche LLP is Toronto, Ontario, Canada.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

The information in this section, excluding the Operational Information and distributions per share set forth in the tables below, is derived from and should be read in conjunction with: (i) the consolidated financial statements of Brookfield Renewable as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 and related notes, (ii) the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and related notes, (iii) the unaudited pro forma condensed combined statement of (loss) income of Brookfield Renewable for the year ended December 31, 2011 and related notes, and (iv) the unaudited pro forma condensed combined statements of (loss) income of Brookfield Renewable for the three and nine months ended September 30, 2011 and related notes; each of which is included elsewhere in this Form 20-F.

We are providing unaudited pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions considered appropriate by management. The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transactions been effected on the date indicated. The accounting for certain of the Combination transactions in the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011 required the determination of fair value estimates at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011. Capacity, long-term average and actual generation include facilities acquired or commissioned during the respective period ends. Long-term average and actual generation was calculated from the acquisition date or the commercial operation date, whichever is later.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

Unless otherwise indicated, the financial data included in this Item 3.A are presented in millions of U.S. dollars and have been prepared in accordance with IFRS.

The following tables present consolidated financial data for Brookfield Renewable as at and for the periods indicated:

	As at and for the three months ended September 30		As at and for the nine months ended September 30
(US$ millions, unless otherwise stated)	2012	2011(1)	2012	2011(1)
Operational Information:
Capacity (MW)	4,915	4,339	4,915	4,339
Long-term average (GWh)(2)	4,049	3,671	13,604	1,222
Actual generation (GWh)(2)	2,971	3,614	11,889	1,202
Selected Financial Information:
Revenues	$ 229	$ 280	$ 992	$902
Average revenues per MWh(2)	77	77	83	75
Adjusted EBITDA(3)	118	197	657	650

Funds from operations(3)	11	79	273	298
Limited partnership units	6	40	138	151

Net loss
Participating non-controlling interests - in operating subsidiaries	(11)	7	(26)	10
Preferred equity	4	3	10	10
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(26)	(124)	(7)	(190)
Limited partnership units	(26)	(128)	(8)	(195)

	(59)	(242)	(31)	(365)

Basic and diluted loss per share(4)
Limited partnership units	(0.20)	(0.95)	(0.06)	(1.46)

Distributions per share
Preferred equity	0.33	0.34	0.98	1.02
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	0.35	0.33	1.04	0.98
Limited partnership units	0.35	0.33	1.04	0.98

Balance sheet data:
Property, plant and equipment at fair value	$ 14,520		$ 14,520
Total assets	15,933		15,933
Long-term debt and credit facilities	5,850		5,850
Participating non-controlling interests - in operating subsidiaries	728		728
Preferred equity	250		250
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	2,950		2,950
Limited partnership units	3,023		3,023
Net asset value(3)	8,338		8,338
Net asset value per share(3)(5)	31.95		31.95
Debt to total capitalization(3)	38%		38%

(1)

The 2011 results reflect changes arising from the Combination. See notes 2, 8, 10 and 18 in the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this Form 20-F.

(2)	Includes 100% of generation from equity-accounted investments.

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(4)	Average LP Units outstanding during the period totaled 132.8 million.

(5)	Average Redeemable/Exchangeable partnership units held by Brookfield Asset Management and LP Units outstanding during the period totaled 262.5 million (2011: 262.5 million).

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects the Adjusted EBITDA, funds from operations and the reconciliation to net loss for the three months ended September 30:

	Results under actual generation
(Millions, except as noted)	2012	2011
Generation (GWh)	2,971	3,614

Revenues	229	280
Other income	2	7
Share of cash earnings from equity-accounted investments	3	7
Direct operating costs	(116)	(97)
Adjusted EBITDA (1)	118	197
Interest expense - borrowings	(99)	(104)
Management service costs	(10)	-
Current income taxes	1	(1)
Cash portion of non-controlling interests	1	(13)
Funds from operations (1)	11	79
Cash portion of non-controlling interests included in funds from operations	(1)	13
Other items:
Depreciation and amortization (2)	(117)	(117)
Unrealized financial instrument gain (loss)	6	(12)
Loss on Fund unit liability	-	(208)
Share of non-cash loss from equity-accounted investments	(5)	(6)
Deferred income tax recovery	37	33
Other	10	(24)
Net loss	(59)	(242)

(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	See note 2(c) to the unaudited interim consolidated financial statements concerning changes in estimates related to depreciation expense.

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects the Adjusted EBITDA, funds from operations and the reconciliation to net loss for the nine months ended September 30:

	Results under actual generation
(Millions, except as noted)	2012	2011
Generation (GWh)	11,889	12,029

Revenues	992	902
Other income	12	17
Share of cash earnings from equity-accounted investments	11	19
Direct operating costs	(358)	(288)
Adjusted EBITDA (1)	657	650
Interest expense - borrowings	(313)	(304)
Management service costs	(25)	-
Current income taxes	(12)	(7)
Cash portion of non-controlling interests	(34)	(41)
Funds from operations (2)	273	298

Cash portion of non-controlling interests included in funds from operations	34	41

Other items:
Depreciation and amortization (3)	(360)	(341)
Unrealized financial instrument gain (loss)	(6)	(9)
Loss on Fund unit liability	-	(368)
Share of non-cash loss from equity-accounted investments	(13)	(10)
Deferred income tax recovery	40	36
Other	1	(12)
Net loss	(31)	(365)

(1)	Variation in generation is described under Item 5.A “Operating Results—Segmented Disclosures.”
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	See note 2(c) to the unaudited interim consolidated financial statements concerning changes in estimates related to depreciation expense.

	As at and for the year ended December 31(1)(2)
(US$ millions, unless otherwise stated)	2011	2010	2009
Operational Information:
Capacity (MW)	4,536	4,309	4,198
Long-term average (GWh)(3)	16,297	15,887	15,529
Actual generation (GWh)(3)	15,877	14,480	15,833
Selected Financial Information:
Revenues	$1,169	$1,045	$984
Average revenue per MWh(3)	74	72	62
Adjusted EBITDA(4)	804	751	743

Funds from operations(4)	318	269	324
Limited partnership units	161	136	164

Net income (loss)
Participating non-controlling interests - in operating subsidiaries	11	25	28
Preferred equity	13	10	–
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(235)	128	(300)
Limited partnership units	(240)	131	(308)

	(451)	294	(580)

Basic and diluted (loss) income per share(5)
Limited partnership units	(1.80)	0.98	(2.32)

Distributions per share
Preferred equity	1.34	0.82
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	1.32	1.33
Limited partnership units	1.32	1.33

Balance sheet data:
Property, plant and equipment at fair value	$13,945	$12,173
Total assets	15,708	13,874
Long-term debt and credit facilities	5,519	4,994
Fund unit liability	–	1,355
Participating non-controlling interests - in operating subsidiaries	629	206
Preferred equity	241	252
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	3,127	1,666
Limited partnership units	3,203	1,706
Net asset value(4)	8,398	7,480
Net asset value per share(4)(6)	32	29
Debt to total capitalization(3)	37%	39%

(1)

The 2011 balance sheet reflects changes in the accounting policy for construction work-in-progress. See note 2 in the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this Form 20-F.

(2)

The 2011 results reflect changes arising from the Combination. See notes 2, 8, 10 and 18 in the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this Form 20-F.

(3)	Includes 100% of generation from equity-accounted investments.

(4)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(5)	Average LP Units outstanding during the period totaled 132.8 million.

(6)	Average Redeemable/Exchangeable partnership units held by Brookfield Asset Management and LP Units outstanding during the period totaled 262.5 million (2011: 262.5 million).

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects the Adjusted EBITDA, funds from operations and the reconciliation to net income (loss) for the year ended December 31:

For the years ended December 31 (Millions, except as noted)	2011	2010	2009

Generation (GWh) (1)	15,877	14,480	15,833

Revenues	1,169	1,045	984
Other income	19	12	9
Share of cash earnings from equity-accounted investments and long-term investments	23	22	29
Direct operating costs	(407)	(328)	(279)
Adjusted EBITDA(2)	804	751	743
Interest expense - borrowings	(411)	(404)	(348)
Management service costs	(1)	-	-
Current income taxes	(22)	(32)	(23)
Cash portion of non-controlling interests	(52)	(46)	(48)
Funds from operations (FFO) (2)	318	269	324
Cash portion of non-controlling interests included in funds from operations	52	46	48
Other items:
Depreciation and amortization	(468)	(446)	(321)
Unrealized financial instrument (losses) gains	(20)	584	(791)
Fund unit liability revaluation	(376)	(159)	(244)
Share of non-cash losses from equity-accounted investments	(13)	(7)	(13)
Deferred income tax recovery	50	3	335
Other	6	4	82
Net (loss) income	(451)	294	(580)

Net (loss) income attributable to:
Participating non-controlling interests - in operating subsidiaries	11	25	28
Preferred equity	13	10	-
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(235)	128	(300)
Limited partnership units	(240)	131	(308)

Basic and diluted loss per share(3)
Limited partnership units	(1.80)	0.98	(2.32)

(1)	Variations in generation are described under Item 5.A “Operating Results — Segmented Disclosures.”
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”
(3)	Average LP Units outstanding during the period totaled 132.8 million.

Brookfield Renewable has not included financial information for the years ended December 31, 2008 and 2007, as such information is not available on a basis consistent with the consolidated financial information for the years ended December 31, 2011, 2010 and 2009 and cannot be provided on an IFRS basis without unreasonable effort or expense.

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS

The following table presents unaudited pro forma condensed combined financial data for Brookfield Renewable giving effect to the Combination for the periods indicated as if the Combination had occurred as of January 1, 2011:

(US$ millions, unless otherwise stated)	For the three months ended September 30, 2011	For the nine months ended September 30, 2011	For the year ended December 31, 2011
Selected Financial Information:
Revenues	$311	$1,014	$1,309
Average revenues per MWh	86	84	82
Adjusted EBITDA(1)	223	748	926

Funds from operations(1)	101	381	419
Limited partnership units	51	193	212

Net income
Participating non-controlling interests - in operating subsidiaries	7	10	11
Preferred equity	3	10	13
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	5	38	4
Limited partnership units	5	38	4

	20	96	32

Basic and diluted earnings per share(2)
Limited partnership units	0.04	0.29	0.03
(1)	Non-IFRS measures.

(2)	Average LP Units outstanding during the period totaled 132.8 million.

There are no differences in capacity, long-term average and actual generation since the pro forma results reflect the same portfolio of assets as are reflected in the historical table.

3.B	CAPITALIZATION AND INDEBTEDNESS

The following table presents Brookfield Renewable’s consolidated capitalization as at September 30, 2012 and as at December 31, 2011 derived from our consolidated financial statements prepared in accordance with IFRS.

(US$ millions)	September 30, 2012	December 31, 2011
Credit facilities(1)	$136	$ 251
Corporate borrowings(1)	1,517	1,071
Subsidiary borrowings(2)	4,197	4,197

	5,850	5,519
Deferred income tax liabilities	2,427	2,374
Participating non-controlling interests - in operating subsidiaries	728	629
Preferred equity	250	241
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	2,950	3,127
Limited partnership units	3,023	3,203

(1)	Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable (and certain of its subsidiaries). The amounts are unsecured.

(2)	Issued by a subsidiary of Brookfield Renewable and secured against its own assets. The amounts are not guaranteed.

You should read this table in conjunction with the unaudited consolidated financial statements of Brookfield Renewable as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 and related notes, the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and the related notes, Item 3.A “Selected Financial Data” and Item 5. “Operating and Financial Review and Prospects”, in each case, included elsewhere in this Form 20-F.

The significant components of our total equity are comprised of (a) interests of others in consolidated subsidiaries; (b) the Redeemable/Exchangeable partnership units of BRELP held by Brookfield Asset Management; and (c) the LP Units issued by Brookfield Renewable. The Redeemable/Exchangeable partnership units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP and accordingly to the variability of the distributions of BRELP, whereas our LP Unitholders have indirect access to the economic benefits and exposures, including the variability of the distributions, of BRELP through direct ownership interest in Brookfield Renewable which owns a direct interest in BRELP. Accordingly, the Redeemable/Exchangeable partnership units are presented as non-controlling interests rather than equity of parent company.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our LP Units would likely decline, and you could lose all or part of your investment.

Risks Related to Brookfield Renewable

Brookfield Renewable is a newly formed partnership with a limited operating history and the historical and pro forma financial information included in this Form 20-F does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

Brookfield Renewable, which was formed on June 27, 2011 and acquired substantially all of its assets pursuant to the Combination in November 2011, has a limited operating history. Our lack of operating history will make it difficult for you to assess our ability to operate profitably and make distributions to LP Unitholders. Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Combination, the results are based on the actual results of the new entity, Brookfield Renewable, including the adjustments associated with the Combination and the execution of several new and amended agreements, including PPAs and management service agreements.

Brookfield Renewable is not, and does not intend to become, regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) and if Brookfield Renewable was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Brookfield Renewable has not been and does not intend to become regulated as an investment company and Brookfield Renewable intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen, which would potentially cause Brookfield Renewable to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of Brookfield Renewable and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BREP or the termination of Brookfield Renewable, any of which could materially adversely affect the value of our LP Units. In addition, if Brookfield Renewable were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our LP Units.

Brookfield Renewable is a “foreign private issuer” under U.S. securities laws and will therefore be subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although Brookfield Renewable will be subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about Brookfield Renewable than is regularly published by or about other public companies in the United States. Brookfield Renewable will be exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our LP Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large LP Unitholders of Brookfield Renewable will not be obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE will be inapplicable to Brookfield Renewable.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our LP Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm will be required to deliver an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our LP Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows and wind conditions. Hydrology and wind conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

In Brazil, hydroelectric power generators have access to the MRE, which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought sustained over an entire year, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed or Brookfield Renewable’s reference amount is revised, Brookfield Renewable’s financial results would be exposed to variations in hydrology in Brazil.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at September 30, 2012 approximately 47% of our projected annual sales were with Brookfield entities, which are not rated and whose obligations are not guaranteed by Brookfield Asset Management. If, for any reason, any of the purchasers of power under such PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some end use customers to pay for electricity received.

Certain portions of our hydroelectric portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the energy market, including the non-renewable energy market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. In particular, if implemented, Brazil’s proposed electricity sector measures introduced in September 2012 could have a negative impact on power prices in Brazil.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed by the applicable regulatory bodies in each country. However, if these regulatory bodies do not grant us renewal rights, or if they decide to renew our concessions and licenses, as the case may be, under conditions which would impose additional costs, or if additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted. In particular, Brazil’s proposed electricity sector measures introduced in September 2012, if approved by the Brazilian government, will negatively affect the conditions upon which we renew our concessions in respect of approximately 20 MW of our existing hydro concessions in Brazil. These proposed measures are not yet in final form and as such, the scope and ultimate impact of such measures, if implemented, cannot be accurately predicted at this time.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain a low and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident. An assault or an action of malicious destruction, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable Group from performing its obligations pursuant to agreements with third parties. Brookfield Renewable Group may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We may be exposed to uninsurable losses.

While we maintain insurance coverage, such insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving our assets or operations. If our insurance coverage is not adequate and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.

We are subject to foreign currency risk which may adversely affect the performance of our operations.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of and access to the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to occupational health, safety and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The costs to comply with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental and workers’ health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Our renewable power business may be involved in disputes and possible litigation.

In the normal course of our operations, Brookfield Renewable may become involved in various legal actions that could expose it to significant liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

There are general industry risks associated with operating in the North American and Brazilian power market sectors.

We operate in the North American and Brazilian power market sectors, which are affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American or Brazilian economy or sustained conservation efforts to reduce electricity consumption could have the effect of reducing demand for electric energy over time, which did occur during the recent recession.

Advances in technology could impair or eliminate the competitive advantage of our projects.

There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project.

Performance of our Operating Entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of Brookfield Renewable’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired. Our results from operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Brookfield Renewable Group has corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Brookfield Renewable Group’s financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable Group’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of Brookfield Renewable’s credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable Group’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable, BRELP and its subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

We cannot assure you that any credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

Government regulations providing incentives for renewable energy could change at any time.

Development of renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national and international policies in support of such development. In particular, Canada and the United States, two of our principal markets, and their respective provinces and states, have pursued for several years, and in many cases continue to pursue, policies of active support for renewable energy for several years. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher prices in the market. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies.

The cost of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the level of incentives available and the availability of such incentives is uncertain. There is a risk that government regulations providing incentives for renewable energy or increasing emission standards or other environmental regulation of traditional thermal coal-fired generation could change at any time (in a manner not dissimilar from Canada’s decision to lower emission reduction targets following withdrawal from the Kyoto Protocol to the United Nations Framework Convention on Climate Change). Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions that put a burden on the renewable power industry to lobby for renewal of incentives. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify and complete sufficient investment opportunities.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find and complete sufficient investment opportunities that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition.

Future growth of our portfolio may subject us to additional risks.

Our strategy is to continue to expand our business through acquisitions and developments, however, acquisitions involve risks that could materially and adversely affect our business, including: the failure of the new acquisitions or projects to achieve the expected investment results, risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that Brookfield Renewable Group does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, Brookfield Renewable Group may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable Group’s assets, liabilities, business, financial condition, results of operations and cash flow.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield power projects, whether hydroelectric or wind, is typically dependent on a number of factors, including the ability to secure an attractive site on reasonable terms; the ability to measure resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, First Nations and other aboriginal peoples, of proposed developments; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, First Nations and other aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all renewable power acquisitions that Brookfield identifies.

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established Brookfield Renewable to hold and acquire renewable power generating operations or developments on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

•

it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•

the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•

Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in these more passive investments and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

•

in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield relating to our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

We do not have control over all our operations.

We have structured some of our operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

In addition, all of our current operations with less than 100% ownership are structured joint ventures, partnerships or consortium arrangements. The sale or transfer of interests in some of these operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may be required to issue equity or debt for future acquisitions and developments which will be dependent on the overall state of the capital markets.

Future acquisitions and developments, construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. As such, financing our growth may depend on raising additional equity and/or debt capital. Our ability to do so is dependent on, among other factors, the overall state of the capital markets and investor appetite for investments in renewable energy assets in general and our securities in particular.

We may pursue acquisitions in new markets that are subject to foreign laws or regulation that are more onerous than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in Canada, the United States and Brazil, which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:

•	changes in government policies or personnel;

•	changes in general economic conditions;

•	restrictions on currency transfer or convertibility;

•	changes in labor relations;

•	political instability and civil unrest;

•	changes in the local electricity market; and

•	breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Risks Related to Our Relationship with Brookfield

Brookfield will exercise substantial influence over Brookfield Renewable and we are highly dependent on the Manager.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in the Operating Entities indirectly and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, Brookfield Renewable will not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it will have the right to remove and replace the BRELP GP LP).

Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the Manager under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield or Brookfield Renewable. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We will depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BREP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The role and ownership of Brookfield may change.

Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in Brookfield Renewable or in BRELP. Accordingly, the Managing General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our LP Unitholders provided the transferee is an affiliate of the BRELP General Partner. In addition, Brookfield may sell or transfer all or part of its interests in the Manager or in the Managing General Partner, in each case, without the approval of our LP Unitholders. If a new owner were to acquire ownership of the Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Renewable’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in Brookfield Renewable’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, Brookfield Renewable cannot predict with any certainty the effect that any transfer in the ownership of the Managing General Partner would have on the trading price of our LP Units or Brookfield Renewable’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to Brookfield Renewable. As a result, the future of Brookfield Renewable would be uncertain and Brookfield Renewable’s business, financial condition and results of operations may suffer.

Brookfield is not necessarily required to act in the best interests of the Service Recipients, Brookfield Renewable or our LP Unitholders.

Our Master Services Agreement and our other arrangements with Brookfield do not impose any duty on the Manager to act in the best interest of the Service Recipients, and the Manager is not prohibited from engaging in other business activities that compete with the Service Recipients. Additionally, the Managing General Partner, the general partner of BRELP, the Managers and their affiliates will have access to material confidential information. Although some of these entities will be subject to confidentiality obligations pursuant to confidentiality agreements or pursuant to implied duties of confidence, none of the Amended and Restated Limited Partnership Agreement of BREP, the Amended and Restated Limited Partnership Agreement of BRELP nor our Master Services Agreement contains general confidentiality provisions. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our LP Unitholders.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, will have sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions in accordance with our conflicts policy.

            The Bermuda Limited Partnership Act of 1883, under which Brookfield Renewable and BRELP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the Canada Business Corporations Act and the Delaware Revised Uniform Limited Partnership Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and BRELP GP LP owe any fiduciary duties to Brookfield Renewable and our LP Unitholders, these duties have been modified pursuant to the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Renewable and our LP Unitholders, including when conflicts of interest arise. For example, the agreements provide that the Managing General Partner, the BRELP General Manager and their affiliates do not have any obligation under the Amended and Restated Limited Partnership Agreements of BREP or the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BREP, BRELP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and BRELP General Manager to engage in activities that may compete with us or our activities. In addition, the agreements permit the Managing General Partner and the BRELP General Manager to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. The agreements each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our LP Unitholders. See Item 7.B. “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our LP Unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between Brookfield Renewable and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of Brookfield Renewable and our LP Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by Brookfield Renewable, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions”.

In addition, the Manager, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Managers equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP Units, and securities of the other Service Recipients that are not held by Brookfield Renewable Group, plus all outstanding third party debt with recourse to Brookfield Renewable, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of Brookfield Renewable in a given period is less than the initial reference value, the Manager will receive a base management fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the management fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”. This relationship may give rise to conflicts of interest between us and our LP Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our LP Unitholders. In particular, these arrangements may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of Brookfield Renewable and the LP Unitholders.

The Managing General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. The Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control or due solely to the poor performance or under-performance of Brookfield Renewable Group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. In addition, because the Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our LP Units could suffer. Furthermore, the termination of our Master Services Agreement would terminate Brookfield Renewable’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 7.B “Related Party Transactions — Licensing Agreement”.

The liability of the Manager is limited under our arrangements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under our Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, the liability of the Managing General Partner and its affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under our Master Services Agreement is similarly limited, except that the Manager is also liable for liabilities arising from gross negligence. In addition, Brookfield Renewable has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and our LP Unitholders.

Risks Related to Our LP Units

Our LP Units, which have only been trading on the TSX since November 30, 2011, are not currently included in major market indices, and an active and liquid trading market for our LP Units may not develop.

Our LP Units have only been trading on the TSX since November 30, 2011 and are not included in major market indices. In addition, we have received conditional approval to list our LP Units on the NYSE. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our LP Units or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of our LP Units if a liquid and active trading market for our LP Units does not develop and if our LP Units continue to not be eligible for inclusion in trading indices. In addition, if such a market does not develop, relatively small sales of our LP Units may have a significant negative impact on the price of our LP Units.

We may need additional funds in the future and Brookfield Renewable may issue additional LP Units in lieu of incurring indebtedness which may dilute existing holders of our LP Units or Brookfield Renewable may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our LP Unitholders.

Under the Amended and Restated Limited Partnership Agreement of BREP, Brookfield Renewable may issue additional partnership securities, including LP Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in Brookfield Renewable’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of Brookfield Renewable and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units. Holders of LP Units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Our LP Unitholders do not have a right to vote on Brookfield Renewable matters or to take part in the management of Brookfield Renewable.

Under the Amended and Restated Limited Partnership Agreement of BREP, our LP Unitholders are not entitled to vote on matters relating to Brookfield Renewable, such as acquisitions, dispositions or financing, or to participate in the management or control of Brookfield Renewable. In particular, our LP Unitholders do not have the right to remove the Managing General Partner, to cause the Managing General Partner to withdraw from Brookfield Renewable, to cause a new general partner to be admitted to Brookfield Renewable, to appoint new directors to the Managing General Partner’s board of directors, to remove existing directors from the Managing General Partner’s board of directors or to prevent a change of control of the Managing General Partner. In addition, except as prescribed by applicable laws, our LP Unitholders’ consent rights apply only with respect to certain amendments to the Amended and Restated Limited Partnership Agreement of BREP. As a result, unlike holders of common shares of a corporation, our LP Unitholders are not able to influence the direction of Brookfield Renewable, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of Brookfield Renewable. Consequently, our LP Unitholders may be deprived of an opportunity to receive a premium for their LP Units in the future through a sale of Brookfield Renewable and the trading price of our LP Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

The market price of our LP Units may be volatile.

The market price of our LP Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our LP Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of Brookfield Renewable, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for Brookfield Renewable to continue to be taxable as a partnership for U.S. federal income tax purposes.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our LP Units.

Non-U.S. Holders will be subject to foreign currency risk associated with Brookfield Renewable’s distributions.

A significant number of Brookfield Renewable’s LP Unitholders will reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but are settled in the local currency of the LP Unitholder receiving the distribution. For each Non-U.S. Holder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the Non-U.S. Holder, the value received by such LP Unitholder in its local currency will be adversely affected.

U.S. investors in our LP Units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of the Managing General Partner and the Manager.

We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers and the experts identified in this Form 20-F are located outside of the United States. Certain of the directors and officers of the Managing General Partner and the Manager reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of the Managing General Partner and the Manager and the experts identified in this Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the Managing General Partner and the Manager. It may also not be possible to enforce against us, our executive officers, the experts identified in this Form 20-F or the directors and officers of the managing General Partner and the Manager judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

We may not be able to continue paying comparable or growing cash distributions to LP Unitholders in the future.

The amount of cash we can distribute to LP Unitholders depends upon the amount of cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which we operate; the level of our operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our LP Unitholders. Furthermore, LP Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions during periods when we record net losses.

Risks Related to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of Brookfield Renewable, the Holding Entities, and the Operating Entities and, as a consequence, the value of Brookfield Renewable’s assets and the net amount of distributions payable to LP Unitholders.

The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions (such as Canada, the United States, and Brazil) in which the Brookfield Renewable entities operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to LP Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

Brookfield Renewable’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and Brookfield Renewable cannot assure LP Unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain LP Unitholders may be required to pay income taxes on their share of Brookfield Renewable’s income even though they have not received sufficient cash distributions from Brookfield Renewable.

The Holding Entities and Operating Entities of Brookfield Renewable may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, Brookfield Renewable’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to LP Unitholders is similarly reduced by such taxes. Brookfield Renewable intends for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to LP Unitholders as a result of making such acquisitions.

In general, an LP Unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of Brookfield Renewable’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, Brookfield Renewable’s allocable share of those items of BRELP) for each of Brookfield Renewable’s fiscal years ending with or within such LP Unitholder’s tax year. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations” and “Taxation — Material U.S. Federal Income Tax Considerations”. However, the cash distributed to an LP Unitholder may not be sufficient to pay the full amount of such LP Unitholder’s tax liability in respect of its investment in Brookfield Renewable, because each LP Unitholder’s tax liability depends on such holder’s particular tax situation. If Brookfield Renewable is unable to distribute cash in amounts that are sufficient to fund our LP Unitholders’ tax liabilities, each of our LP Unitholders will still be required to pay income taxes on its share of Brookfield Renewable’s taxable income.

As a result of holding LP Units, LP Unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

LP Unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Brookfield Renewable entities do business or own property now or in the future, even if LP Unitholders do not reside in any of those jurisdictions. LP Unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, LP Unitholders may be subject to penalties for failure to comply with these requirements. Although Brookfield Renewable will attempt, to the extent reasonably practicable, to structure Brookfield Renewable operations and investments so as to minimize income tax filing obligations by LP Unitholders in such jurisdictions, there may be circumstances in which Brookfield Renewable is unable to do so. It is the responsibility of each LP Unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such LP Unitholder.

LP Unitholders may be exposed to transfer pricing risks.

To the extent that Brookfield Renewable, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, pursuant to the applicable law relating to transfer pricing, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length and could impose penalties for failing to comply with applicable law relating to transfer pricing. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced.

The Managing General Partner and the BRELP General Partner believe the fees charged by or paid to non-arm’s length persons are consistent with applicable law relating to transfer pricing, however, no assurance can be given in this regard.

United States

If either Brookfield Renewable or BRELP were to be treated as a corporation for U.S. federal income tax purposes, the value of LP Units might be adversely affected.

The value of LP Units to LP Unitholders will depend in part on the treatment of Brookfield Renewable and BRELP as partnerships for U.S. federal income tax purposes. However, in order for Brookfield Renewable to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of Brookfield Renewable’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage Brookfield Renewable’s affairs so that Brookfield Renewable will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, Brookfield Renewable may not meet these requirements, or current law may change so as to cause, in either event, Brookfield Renewable to be treated as a corporation for U.S. federal income tax purposes. If Brookfield Renewable were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status could result in recognition of gain to U.S. investors, if Brookfield Renewable were to have liabilities in excess of the tax basis of its assets; (ii) Brookfield Renewable would likely be subject to U.S. corporate income tax and potentially branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to U.S. Holders would be taxable as dividends to the extent of Brookfield Renewable’s earnings and profits; and (iv) Brookfield Renewable could be classified as a “passive foreign investment company” (as defined in the U.S. Internal Revenue Code), and such classification could have adverse tax consequences to U.S. Holders with respect to distributions and gain recognized on the sale of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

Neither Brookfield Renewable nor BRELP has requested or plans to request a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the tax classification of either entity for U.S. federal income tax purposes.

Brookfield Renewable may be subject to U.S. backup withholding tax if any LP Unitholder fails to comply with U.S. federal tax reporting rules, and such excess withholding tax cost will be an expense borne by Brookfield Renewable and, therefore, by all of our LP Unitholders on a pro rata basis.

Brookfield Renewable may become subject to U.S. backup withholding tax with respect to any LP Unitholder who fails to timely provide Brookfield Renewable, or the applicable nominee, broker, clearing agent, or other intermediary, with an IRS Form W-9 or IRS Form W-8, as applicable. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Backup and Other Withholding”. Accordingly, it is important for each of our LP Unitholders to timely provide Brookfield Renewable or the applicable intermediary with an IRS Form W-9 or IRS Form W-8, as the case may be. To the extent that any LP Unitholder fails to timely provide the applicable form (or such form is not properly completed), Brookfield Renewable might treat such U.S. backup withholding taxes as an expense, which would be borne indirectly by all LP Unitholders on a pro rata basis. As a result, LP Unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other LP Unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning LP Units.

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of Brookfield Renewable and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income would constitute “unrelated business taxable income” (“UBTI”) to the extent allocated to a tax-exempt organization). Brookfield Renewable and BRELP are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by Brookfield Renewable or by BRELP, such property generally would constitute “debt–financed property”, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI. In addition, even if such indebtedness were not used by Brookfield Renewable or BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization otherwise exempt from taxation in the United States were to use such proceeds to make an investment outside Brookfield Renewable, the IRS could assert that such investment constituted debt-financed property to such LP Unitholder with the consequences noted above. Brookfield Renewable and BRELP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that Brookfield Renewable or BRELP will generate UBTI attributable to debt-financed property in the future. However, neither Brookfield Renewable nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither Brookfield Renewable nor BRELP will generate UBTI attributable to debt-financed property in the future. The potential for income to be characterized as UBTI could make LP Units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP Units.

There may be limitations on the deductibility of Brookfield Renewable’s interest expense.

So long as Brookfield Renewable is treated as a partnership for U.S. federal income tax purposes, each of our LP Unitholders that is a U.S. Holder (as defined in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”) generally will be taxed on its share of Brookfield Renewable’s net taxable income. However, U.S. federal income tax law may limit the deductibility of such LP Unitholder’s share of Brookfield Renewable’s interest expense. In addition, deductions for such LP Unitholder’s share of Brookfield Renewable’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such LP Unitholder may be taxed on amounts in excess of such LP Unitholder’s share of the net income of Brookfield Renewable. This could adversely impact the value of LP Units if Brookfield Renewable were to incur (either directly or indirectly) a significant amount of indebtedness. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Holding of LP Units — Limitations on Interest Deductions”.

If Brookfield Renewable were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning LP Units.

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of Brookfield Renewable and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Accordingly, non-U.S. LP Unitholders generally will not be subject to U.S. federal income tax on interest, dividends, and gain realized by Brookfield Renewable from non-U.S. sources. It is possible, however, that the IRS could disagree with this conclusion or that the U.S. federal tax laws and Treasury Regulations could change and that Brookfield Renewable would be deemed to be engaged in a U.S. trade or business, which could have a material adverse effect on non-U.S. LP Unitholders. If, contrary to the Managing General Partner’s expectations, Brookfield Renewable is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States real property interest, non-U.S. LP Unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, which Brookfield Renewable could be required to withhold.

To meet U.S. federal income tax and other objectives, Brookfield Renewable and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, Brookfield Renewable and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by the Operating Entities will not flow, for U.S. federal income tax purposes, directly to BRELP, Brookfield Renewable, or LP Unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect Brookfield Renewable’s ability to maximize its cash flow.

LP Unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company” (“PFIC”). Based on the organizational structure of Brookfield Renewable, as well as Brookfield Renewable’s income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2012. However, there can be no assurance that an existing Brookfield Renewable entity or a future entity in which Brookfield Renewable acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Investments in PFICs can produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders generally would be required to take such income into account in determining their taxable income. In addition, gain from the sale of stock of a PFIC generally is subject to tax at ordinary income rates, and an interest charge generally applies. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.

Tax gain or loss from the disposition of LP Units could be more or less than expected.

If a sale of LP Units by an LP Unitholder is taxable in the United States, the LP Unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the LP Unitholder’s adjusted tax basis in those LP Units. Prior distributions to an LP Unitholder in excess of the total net taxable income allocated to such LP Unitholder will have decreased such holder’s tax basis in its LP Units. Therefore, such excess distributions will increase an LP Unitholder’s taxable gain or decrease such holder’s taxable loss when our LP Units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such LP Unitholder.

The Brookfield Renewable structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of the Brookfield Renewable structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for Brookfield Renewable to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning LP Units, change the character or treatment of portions of Brookfield Renewable’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in LP Units. Such changes could also affect or cause Brookfield Renewable to change the way it conducts its activities, affect the tax considerations of an investment in Brookfield Renewable, and otherwise change the character or treatment of portions of Brookfield Renewable’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Brookfield Renewable’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of Brookfield Renewable from time to time, without the consent of our LP Unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

The IRS may not agree with certain assumptions and conventions that Brookfield Renewable uses in order to comply with applicable U.S. federal income tax laws or that Brookfield Renewable uses to report income, gain, loss, deduction, and credit to LP Unitholders.

Brookfield Renewable will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to an LP Unitholder in a manner that reflects such LP Unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because Brookfield Renewable cannot match transferors and transferees of LP Units, Brookfield Renewable will adopt depreciation, amortization, and other tax accounting conventions that may not conform to all aspects of existing Treasury Regulations. In order to maintain the fungibility of our LP Units at all times, Brookfield Renewable will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued by Brookfield Renewable) through the application of certain accounting principles that Brookfield Renewable believes are reasonable. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to LP Unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects LP Unitholders. A successful challenge could also affect the timing of these tax benefits or the amount of gain from the sale of LP Units and could have a negative impact on the value of LP Units or result in audits of and adjustments to LP Unitholders’ tax returns.

Brookfield Renewable’s delivery of required tax information for a taxable year may be subject to delay, which could require an LP Unitholder who is a U.S. taxpayer to request an extension of the due date for such LP Unitholder’s income tax return.

Brookfield Renewable has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine an LP Unitholder’s allocable share of Brookfield Renewable’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder’s tax returns. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Information Returns”.

The sale or exchange of 50% or more of our LP Units will result in the constructive termination of Brookfield Renewable for U.S. federal income tax purposes.

Brookfield Renewable will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our LP Units within a 12-month period. A constructive termination of Brookfield Renewable would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all LP Unitholders and could result in the possible acceleration of income to certain LP Unitholders and certain other consequences that could adversely affect the value of LP Units. However, the Managing General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by Brookfield Renewable for U.S. income tax purposes. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Constructive Termination”.

In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

The U.S. Congress has considered legislation that could, if enacted, adversely affect Brookfield Renewable’s qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to Brookfield Renewable, then the after-tax income of Brookfield Renewable, as well as the market price of LP Units, could be reduced.

Over the past several years, a number of legislative proposals have been introduced in the U.S. Congress which could have had adverse tax consequences for Brookfield Renewable or BRELP, including the recharacterization of certain items of capital gain income as ordinary income for U.S. federal income tax purposes. However, such legislation was not enacted into law.

The Obama administration has indicated it supports such legislation and has proposed that the current law regarding the treatment of such items of capital gain income be changed to subject such income to ordinary income tax. For further detail on such proposed legislation, see Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations — Proposed Legislation”.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in Brookfield Renewable. Each LP Unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in Brookfield Renewable.

Under recently proposed Treasury Regulations, certain payments of passive income (as well as gross proceeds from the disposition of property that could produce such income) made to Brookfield Renewable or BRELP on or after January 1, 2014 could be subject to a 30% federal withholding tax, unless an exception applies.

Under recently proposed Treasury Regulations, certain payments of U.S.-source income or payments attributable to such income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce such income made on or after January 1, 2017) to either Brookfield Renewable or BRELP or by Brookfield Renewable to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless certain requirements are met. Significant exceptions to these requirements apply, but the scope of these exceptions is uncertain, because the exceptions are addressed in the proposed Treasury Regulations, which have yet to be made final. Each LP Unitholder should consult an independent tax adviser as to the potential effects of the recently proposed Treasury Regulations on an investment in Brookfield Renewable.

Canada

The Canadian federal income tax consequences to LP Unitholders could be materially different in certain respects from those described in this Form 20-F if Brookfield Renewable is a “SIFT partnership” (as defined in the Income Tax Act (Canada) (the “Tax Act”)) for any taxation year after its first taxation year or if BRELP is a “SIFT partnership”.

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” are subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (other than taxable dividends), and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity” (as defined in the Tax Act)), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, Brookfield Renewable was a “SIFT partnership” for its first taxation year that ended on December 31, 2011 on the basis that it was a “Canadian resident partnership” for a period of time in its first taxation year, our LP Units were listed on the TSX during that period and Brookfield Renewable held one or more “non-portfolio properties” during that period. BRELP was not a “SIFT partnership” for its first taxation year that ended on December 31, 2011 on the basis that it qualified as an “excluded subsidiary entity” for its first taxation year. Brookfield Renewable could be a “SIFT partnership” for any subsequent taxation year in which it is a “Canadian resident partnership”. BRELP would not be a “SIFT partnership” for any taxation year for which Brookfield Renewable is a “SIFT partnership” regardless of whether BRELP is a “Canadian resident partnership” on the basis that BRELP would be an “excluded subsidiary entity”. However, BRELP could be a “SIFT partnership” for any taxation year in which Brookfield Renewable is not a “SIFT partnership” and BRELP is a “Canadian resident partnership”.

Brookfield Renewable and BRELP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the Managing General Partner and the BRELP General Partner are located and exercise central management and control of the respective partnerships. The Managing General Partner and the BRELP General Partner will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to Brookfield Renewable for any taxation year after its first taxation year or to BRELP for any taxation year. However, no assurance can be given in this regard. If Brookfield Renewable is a “SIFT partnership” for any taxation year after its first taxation year or if BRELP is a “SIFT partnership” for any taxation year, the Canadian income tax consequences to Unitholders could be materially different in certain respects from those described in Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to Brookfield Renewable in subsequent taxation years or to BRELP.

If any non-Canadian resident subsidiaries (“Non-Resident Subsidiaries”) in which BRELP directly invests earn income that is “foreign accrual property income” (as defined in the Tax Act and referred to in this Form 20-F as “FAPI”) our LP Unitholders may be required to include amounts allocated from Brookfield Renewable in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be “controlled foreign affiliates” (as defined in the Tax Act and referred to in this Form 20-F as “CFAs”) of BRELP. If any of such Non-Resident Subsidiaries or any direct or indirect subsidiary thereof that itself is a CFA of BRELP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. Brookfield Renewable will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and LP Unitholders will be required to include their proportionate share of such FAPI allocated from Brookfield Renewable in computing their income for Canadian federal income tax purposes. As a result, LP Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts.

LP Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to Brookfield Renewable or BRELP, in accordance with existing section 94.1 of the Tax Act as proposed to be amended under proposed amendments to the Tax Act announced on March 4, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process, if, having regard to all the circumstances, it is reasonable to conclude that one of the main reasons for LP Unitholders acquiring or holding LP Units or of Brookfield Renewable or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly.

On March 4, 2010, the Minister of Finance (Canada) (the “Minister”) announced as part of the 2010 Canadian federal budget that the outstanding tax proposals regarding investments in “foreign investment entities” would be replaced with revised proposed amendments to the Tax Act under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. Legislation to implement the revised proposed amendments to the Tax Act is contained in Bill C-48 which is currently proceeding through the legislative process. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to LP Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to Brookfield Renewable or to BRELP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for our LP Unitholders, Brookfield Renewable or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of LP Units by our LP Unitholders, of units of BRELP by Brookfield Renewable, or of interests in non-resident entities (other than a CFA) by BRELP, is as stated above, for Canadian federal income tax purposes income will be imputed directly to our LP Unitholders or to Brookfield Renewable or BRELP and allocated to our LP Unitholders in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. No assurance can be given that existing section 94.1 of the Tax Act as proposed to be amended will not apply to our LP Unitholders, Brookfield Renewable or BRELP. The rules in existing section 94.1 of the Tax Act are complex and LP Unitholders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Our LP Units may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our LP Units are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement saving plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education saving plan, registered disability saving plan, and a tax-free savings account (“TFSA”). However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a TFSA or an RRSP or RRIF.

Our LP Units will not be a “prohibited investment” for a trust governed by a TFSA or RRSP or RRIF, provided that the holder of the TFSA or annuitant of the RRSP or RRIF, as the case may be, deals at arm’s-length with Brookfield Renewable for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in Brookfield Renewable or in a corporation, partnership or trust with which Brookfield Renewable does not deal at arm’s length for purposes of the Tax Act. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012 that will exclude certain “excluded property” (as defined in the proposed amendments) from being a “prohibited investment”. Generally, our LP Units will be “excluded property” (i.e. not a “prohibited investment”) to the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, if, at the relevant time, at least 90% of the fair market value of all equity of Brookfield Renewable is owned by persons dealing at arm’s length with such holder or annuitant, and their investment in Brookfield Renewable meets the other criteria set forth in such proposed amendments. Such proposed amendments will be deemed to have come into force on March 23, 2011. LP Unitholders who intend to hold our LP Units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Proposed amendments to the Tax Act may deny the deductibility of losses arising from our LP Unitholders’ LP Units in computing their income for Canadian federal income tax purposes.

On October 31, 2003, the Department of Finance (Canada) released for public comment proposed amendments to the Tax Act regarding the deductibility of interest and other expenses for purposes of the Tax Act (the “REOP Proposals”). Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from our LP Unitholders’ LP Units in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in Brookfield Renewable for the period in which our LP Unitholders held and can reasonably be expected to hold the investment. The Managing General Partner and the BRELP General Partner do not anticipate that the activities of Brookfield Renewable and BRELP will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of LP Units that could result in a loss that would be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect LP Unitholders, or that any revised proposal may not differ significantly from the REOP Proposals described above in Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

LP Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the proposed amendments to the Tax Act concerning foreign tax credit generators apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by Brookfield Renewable or BRELP to a foreign country.

On March 4, 2010, the Minister announced anti-avoidance amendments to the Tax Act which are contained in Bill C-48, which is currently proceeding through the legislative process, to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Proposals”). Under the Foreign Tax Credit Generator Proposals, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances, including where an LP Unitholder’s share of Brookfield Renewable’s income under the income tax laws of any country (other than Canada) under whose laws the income of Brookfield Renewable is subject to income taxation, is less than the LP Unitholder’s share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to any LP Unitholder. If the Foreign Tax Credit Generator Proposals apply, an LP Unitholder’s foreign tax credits for Canadian federal income tax purposes will be limited.

The “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of BRELP will be limited if the Foreign Tax Credit Generator Proposals apply to BRELP.

Under the Foreign Tax Credit Generator Proposals, the “foreign accrual tax” applicable to a particular amount of FAPI included in a partnership’s income in respect of a particular “foreign affiliate” of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada or a “foreign affiliate” (as defined in the Tax Act) of such a person is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to BRELP. If the Foreign Tax Credit Generator Proposals apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.

LP Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold their LP Units in connection with a business carried on in Canada (“Non-Resident LP Unitholders”) may be subject to Canadian federal income tax with respect to any Canadian source business income earned by Brookfield Renewable or BRELP if Brookfield Renewable or BRELP were considered to carry on business in Canada.

If Brookfield Renewable or BRELP were considered to carry on a business in Canada for purposes of the Tax Act, Non-Resident LP Unitholders, would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by Brookfield Renewable, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act, as proposed to be amended under proposed amendments to the Tax Act announced by the Minister on October 31, 2010 and contained in Bill C-48, which is currently proceeding through the legislative process, and any relief that may provided by any relevant income tax treaty or convention.

The Managing General Partner and the BRELP General Partner intend to manage the affairs of Brookfield Renewable and BRELP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether Brookfield Renewable or BRELP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of Brookfield Renewable and BRELP carries on business in Canada for purposes of the Tax Act.

If Brookfield Renewable or BRELP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Resident LP Unitholders that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a Non-Resident LP Unitholder regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Resident LP Unitholders who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from Brookfield Renewable from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized by Brookfield Renewable or BRELP on dispositions of “taxable Canadian property” (as defined in the Tax Act).

A Non-Resident LP Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by Brookfield Renewable or BRELP on the disposition of “taxable Canadian property” other than “treaty protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of Brookfield Renewable and BRELP generally will be “treaty-protected property” to a Non-Resident LP Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Brookfield Renewable and BRELP are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by Brookfield Renewable or BRELP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Resident LP Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident LP Unitholders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the Canada Revenue Agency (“CRA”) holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Resident LP Unitholders should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by Brookfield Renewable or BRELP.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of LP Units if our LP Units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of LP Units by a Non-Resident LP Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our LP Units are “taxable Canadian property”, unless our LP Units are “treaty-protected property” to such Non-Resident LP Unitholder. In general, our LP Units will not be “taxable Canadian property” at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our LP Units was derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our LP Units are otherwise deemed to be “taxable Canadian property”. Since Brookfield Renewable’s assets will consist principally of units of BRELP, our LP Units would generally be “taxable Canadian property” at a particular time, if the units of BRELP held by Brookfield Renewable derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our LP Units will be “treaty protected property” if the gain on the disposition of our LP Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that our LP Units will constitute “taxable Canadian property” at any time but no assurance can be given in this regard. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. If our LP Units constitute “taxable Canadian property”, Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of our LP Units unless the disposition is an “excluded disposition” (as discussed above). If our LP Units constitute “taxable Canadian property”, Non-Resident LP Unitholders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of LP Units.

Non-Resident LP Unitholders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Resident LP Unitholders who dispose of “taxable Canadian property”, other than “excluded property” (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by Brookfield Renewable or BRELP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Resident LP Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our LP Units are not expected to be “taxable Canadian property” and Brookfield Renewable and BRELP are not expected to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to BRELP will be subject to Canadian federal withholding tax and the payers may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our LP Unitholders.

Brookfield Renewable and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and Brookfield Renewable to the residency of Brookfield Renewable’s partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as Brookfield Renewable and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by Brookfield Renewable, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of Brookfield Renewable as determined by the Managing General Partner in its sole discretion. However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to our LP Unitholders.

While the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through Brookfield Renewable and BRELP in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, we may be unable to accurately or timely determine the residency of our LP Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our LP Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to BRELP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident LP Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Resident LP Unitholders will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. LP Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately 5,304 MW of installed capacity and long-term average generation of approximately 19,594 GWh annually. The portfolio includes 176 hydroelectric generating stations on 69 river systems and seven wind facilities. We also have two hydro facilities under construction (that are scheduled to be commissioned within the next 24 months) that will grow the aggregate capacity of our portfolio by approximately 74 MW. Our portfolio is diversified across 11 power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

Our objective is to pay a distribution to our LP Unitholders that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently have a target payout ratio of approximately 60%-70% of funds from operations, which we believe will leave us with approximately $100 million of available cash per year to further invest in accretive projects or acquisitions. We expect funds from operations to improve further in the long-term with the reinvestment of surplus cash flows. We intend to continue with a highly stable cash flow profile sourced from predominantly long-life hydroelectric assets, the vast majority of which sell electricity under long-term, fixed price contracts with creditworthy counterparties, including Brookfield, while supporting an attractive distribution yield and growth target. We intend to pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

We believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally. As such, we believe we are well–positioned to be a premium vehicle for investors seeking to invest in the renewable power sector. Our LP Units are listed on the TSX under the symbol “BEP.UN” and have been conditionally approved for listing on the NYSE, which once listed is expected to enhance our trading liquidity, deepen our investor base, broaden our access to capital and improve our ability to fund growth globally.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy and to allow us to pay expenses as they become due.

History and Development of Our Business

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +1.441.295.1443.

Brookfield Renewable was established to serve as the primary vehicle through which Brookfield will acquire renewable power assets on a global basis. As a result of the Combination completed on November 28, 2011, all of the renewable power assets of the Fund, a publicly traded entity in Canada, and BRPI were combined and are now indirectly held by Brookfield Renewable through BRELP and BRELP’s subsidiaries. On completion of the Combination, public unitholders of the Fund received one LP Unit in exchange for each trust unit of the Fund held and the Fund was wound up. Prior to the Combination, Brookfield owned an approximate 34% interest in the Fund on a fully-exchanged basis. On completion of the Combination, Brookfield owned 73% of Brookfield Renewable on a fully-exchanged basis. Brookfield now owns 68% of Brookfield Renewable on a fully exchanged basis and the remaining 32% is held by the public.

Three-Year History

The following is a summary of the material developments affecting our business since January 2009. Because Brookfield Renewable was established in June 2011 and commenced operations in November 2011, the developments described below include material developments relating to the Fund and material developments relating to the Brookfield Renewable Power Assets which were contributed to Brookfield Renewable as a result of the Combination.

Acquisitions and Dispositions

In 2009, the Fund acquired from Brookfield substantially all of Brookfield’s Canadian hydro and wind assets, including 16 hydroelectric generating facilities, one operational wind farm and one construction-ready wind farm, in two separate transactions. In the first transaction, completed in February 2009, the Fund acquired our Prince wind farm located near Sault Ste. Marie, Ontario, and our 50% interest in the Pingston Creek Hydro Joint Venture, which operates a run-of-the-river facility in Revelstoke, British Columbia. The total consideration payable to Brookfield was C$130 million, which the Fund satisfied through the payment of C$65 million in cash and the issuance to Brookfield of shares in a subsidiary of the Fund that were exchangeable for trust units of the Fund. In the second transaction, completed in August 2009, the Fund acquired 15 hydroelectric generation plants located in Ontario and Québec, and our Gosfield wind facility for total consideration of C$945 million, which the Fund satisfied through the payment of C$365 million in cash, the issuance of a C$200 million note to Brookfield (which was subsequently repaid) and the issuance of trust units of the Fund.

In December 2010, the Fund acquired from Brookfield our 166 MW Comber wind project in southwestern Ontario, in close proximity to the Gosfield wind farm facility. The acquisition of the Comber wind project represented an investment by the Fund of C$567 million. The Comber Wind project benefits from two 20-year PPAs with the Ontario Power Authority (the “OPA”) pursuant to the Province of Ontario’s Feed-in Tariff program.

In early 2011, we acquired, with certain institutional investors, a 50% interest in the 30 MW Malacha hydroelectric project located in northern California, which has long-term PPAs for the majority of its power generation.

In February 2011, we acquired, with certain institutional investors, an 89.5% interest in the late stage 99 MW Granite Reliable wind project, which has long-term PPAs for the majority of its power generation.

In July 2011, we acquired, with certain institutional investors, the fully contracted 30 MW Sacre II hydroelectric facility in the southeast region of Brazil.

In November 2011, the Fund and Brookfield completed the Combination pursuant to which all assets of the Fund and the Brookfield Renewable Power Assets were combined and are now indirectly held by Brookfield Renewable through BRELP and BRELP’s subsidiaries. On completion of the Combination, public unitholders of the Fund received one LP Unit in exchange for each trust unit of the Fund held and the Fund was wound up. Prior to the Combination, Brookfield owned an approximate 34% interest in the Fund on a fully-exchanged basis. On completion of the Combination, Brookfield owned 73% of Brookfield Renewable on a fully-exchanged basis and the remaining 27% was held by the public. In connection with the Combination, Brookfield Renewable amended certain existing PPAs with Brookfield and entered into the energy revenue agreement (“Energy Revenue Agreement”) pursuant to which Brookfield agreed to support the price we receive for the energy generated by certain of our US Facilities. See Item 7.B “Related Party Transactions”.

In the first quarter of 2012, we also acquired, with certain institutional investors, new wind generation assets in California, including a 150 MW wind farm adjacent to our Coram wind project in the Tehachapi region. This new facility comes with a 24-year PPA with Southern California Edison. We also acquired the remaining 50% stake in our Coram wind project from our partner, along with a further 22 MW of additional operating wind generation capacity.

In July 2012, we also completed the acquisition of a 6 MW hydroelectric facility in Brazil with our institutional partners. The facility benefits from a PPA expiring in 2019.

On November 15, 2012, Brookfield Renewable and certain institutional partners acquired a portfolio of four hydroelectric generating stations located in Tennessee and North Carolina for a total enterprise value of $600 million. Brookfield Renewable owns an approximate 25% interest in these assets. These assets have an installed capacity of 378 MW and annual generation of 1.4 million MWh.

On November 26, 2012, we launched an offer to purchase, through WWE Equity Holdings Inc., an indirect wholly-owned subsidiary, all of the issued and outstanding common shares of Western Wind Energy Corp. (“Western Wind”) (excluding those we already own) for C$2.50 in cash per common share, representing a total equity purchase price of approximately C$145 million. Western Wind has 165 MW of wind and solar assets operating in California and Arizona. The offer will be open until January 28, 2013 at 5:00 p.m. EST and will be subject to acceptance by shareholders independent of us owning more than 50% of the common shares outstanding and other offer conditions customary in the circumstances. The offer is not supported by the board of Western Wind and there is no assurance that it will be accepted by independent shareholders.

On December 21, 2012, Brookfield Renewable announced that it had entered into an agreement to acquire a portfolio of 19 hydroelectric generating stations in Maine from a subsidiary of NextEra Energy Resources, LLC for a total enterprise value of approximately $760 million, subject to typical closing adjustments. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine, with an aggregate capacity of 351 MW and expected average annual generation of approximately 1.6 million MWh. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2013.

Portfolio Activities

Commissioning of New Facilities

        In the first quarter of 2009, operations commenced at our Linha Emilia hydroelectric generating facility located in Brazil. The Linha Emilia facility is part of a larger construction project called the Carreiro complex, which also includes the Caçador and Cotiporã generating facilities. The 22.5 MW Caçador generating station commenced operations in October 2008. The 19.5 MW Cotiporã generating station commenced operations in December 2008. Total construction cost of the Carreiro complex project was R$293.8 million. In December 2008, the final tranche of funding for construction of the Carreiro complex was received from the Brazilian National Bank for Economic Development (“BNDES”). Each project received funding from BNDES for its respective construction costs under a separate property specific debt facility with its own terms and conditions. The Caçador project loan is R$50 million and will mature in March 2023. The Cotiporã project loan is R$63 million and will mature in June 2023. The Linha Emilia project loan is R$65 million and will mature in September 2023. Each loan bears interest at a rate of TJLP, being BNDES’s long-term interest rate, plus a margin.

During December 2009, operations commenced at our Barra do Brauna facility in Brazil. The facility is a 39 MW hydro facility that can generate 193 GWh annually, with all generation sold under a PPA expiring in February 2037. Total construction cost of the Barra do Brauna facility was R$226.3 million. During March 2010, construction of the 26.3 MW Angelina hydroelectric power plant in Brazil was completed, capable of generating 146 GWh of electricity annually. Total construction cost of the Angelina facility was R$134 million. The Angelina and Barra do Brauna generating facilities were separately financed in Brazil for a total amount of R$202 million, at an interest rate of TJLP plus a spread during the year. The loans are being amortized over ten and 16 years, respectively.

In September 2010, our 51 MW Gosfield wind farm located in southwestern Ontario was commissioned. The facility is expected to generate an average of 153 GWh annually, with all energy sold under a 22-year PPA with the OPA. The project was completed ahead of schedule and below budget, with total construction costs of approximately C$142 million. A non-revolving credit facility of up to approximately C$100 million from two banks for the construction and the first three years of operation of the Gosfield wind project was secured in 2009.

In November 2011, our 166 MW Comber wind project, located near the Gosfield wind farm was commissioned. The facility is expected to generate an average of 537 GWh annually, with all energy sold under two 20-year PPAs with the OPA under the province of Ontario’s Feed-in-Tariff program. A credit facility of C$354 million from a syndicate of six banks for the construction and first two years of operations was secured in September 2010.

The 150 MW wind farm in California acquired in early 2012 reached commercial operation in the first quarter of 2012.

In December 2011, we completed construction and, in February 2012, entered into commercial operation at our 99 MW Granite Reliable wind project in New Hampshire, the largest wind project in the state. Our ownership interest in this project is held with certain institutional investors.

In May 2011, following obtaining a PPA, the notice to proceed for construction of the Coram wind project, a 102 MW facility located in California, was issued. Construction financing of $150 million for the project was obtained during the second quarter of 2011. The project reached commercial operation in March 2012.

In November 2012, we completed construction of and commissioned a 19 MW hydroelectric facility in Brazil.

Construction and Development of New Facilities

During the fourth quarter of 2010, construction activities commenced on two of our hydroelectric facilities in Brazil. In November 2012, we commissioned the first of these facilities with 19 MW of capacity and the other facility is anticipated to be commissioned in 2013. These facilities will have a total installed capacity of 48 MW and be capable of generating a combined 242.5 GWh of generation annually. Total construction costs are expected to be R$364.5 million.

Following the receipt of provincial and federal permits, construction has commenced on a 45 MW hydroelectric facility in British Columbia. This facility is expected to enter commercial operation in 2014 and will benefit from a 40-year PPA.

Treasury

In addition to the project financings referred to above, the following project financings were completed for our portfolio:

•

In July 2009, C$75 million of debt secured by our Powell River generating station was refinanced with the proceeds of C$95 million seven-year first mortgage bonds. The new bonds mature in July 2016 and bear a fixed interest rate of 6.45%, payable semi-annually.

•

In December 2009, financing of our Itiquira facility in Brazil was completed for a total amount of R$370 million. The debt will mature in December 2013 and bears an interest rate of CDI (Brazil’s interbank lending rate) plus a spread. The proceeds were used to repay in full indebtedness incurred to acquire the assets in 2008.

•	In May 2010, our Rumford Falls operations in Maine were refinanced with a non-revolving credit facility of $95 million maturing in 2017.

•	In July 2011, we obtained a R$120 million loan, maturing in December 2014, for our 30 MW Sacre II facility located in Brazil.

•

In September 2011, a $113 million 20-year construction loan was put in place for our Granite Reliable wind project, in addition to a $56 million cash grant bridge loan, a maintenance reserve loan and a letter of credit facility.

•

In May 2012, Brookfield Renewable refinanced indebtedness associated with its 50%-owned hydroelectric pumped storage facility in New England through a $125 million loan for a term of five years at a rate of LIBOR + 2.25%.

•

In November 2012, Brookfield Renewable completed a C$175 million private placement bond financing for its 45 MW Kokish River hydroelectric project in the northern part of Vancouver Island near Port McNeill, British Columbia. The senior bonds bear an interest rate of 4.45% and are fully amortizing over their term of 41 years.

•	In November 2012, Brookfield Renewable refinanced indebtedness associated with its Prince Wind facility through a C$232 million loan for a term of 15 years.

In January 2009, the Fund completed a public offering of 4,690,000 trust units at C$16 per unit to raise gross proceeds of approximately C$75 million and a concurrent private placement of 627,500 trust units at C$16 per unit to Brookfield to raise additional gross proceeds of approximately C$10 million. The proceeds were used to fund the cash portion of the purchase price of certain assets acquired from Brookfield.

In July 2009, the Fund sold subscription receipts exchangeable on a one-for-one basis into trust units of the Fund to finance the acquisition of substantially all of Brookfield’s remaining Canadian renewable power generation assets in August 2009. The Fund raised gross proceeds of approximately C$185 million through a public offering of 12,242,500 subscription receipts and additional gross proceeds of approximately C$195 million pursuant to a concurrent private placement of subscription receipts to certain institutional investors.

In March 2010, BRP Equity, a wholly-owned subsidiary of Brookfield Renewable, issued 10,000,000 Series 1 Shares at C$25 per share for gross proceeds of C$250 million. The proceeds were used to, among other things, repay the C$200 million note issued to Brookfield as partial consideration for the purchase of Brookfield’s Canadian portfolio in August 2009.

In connection with the Combination, Finco, a wholly-owned subsidiary of Brookfield Renewable, assumed the obligations under approximately C$1.1 billion aggregate principal amount of publicly-issued Finco Bonds. The Finco Bonds are guaranteed by Brookfield Renewable and the other Guarantors.

Concurrent with the completion of the Combination, Brookfield Renewable and certain of our key holding companies entered into six separate credit agreements with six lenders, providing for an aggregate of $600 million in committed unsecured revolving credit availability. Each of these facilities, which replace the facilities that had been in place for BRPI and the Fund, expires on March 31, 2014, subject to additional one-year extensions.

On January 23, 2012, we filed a base shelf prospectus in Canada qualifying the issuance of up to US$2 billion of LP Units, Class A Preference Shares and new series of Finco Bonds.

On February 7, 2012, we completed a public offering of C$400 million aggregate principal amount of Finco Bonds, Series 8, due February 2022, which will bear interest at an annual rate of 4.79%, payable semi-annually. We used the net proceeds of the offering to refinance existing indebtedness and for general business purposes.

In March 2012, Brookfield Renewable and certain of our key holding companies entered into an additional five separate credit agreements with five banks, and at the same time reduced the aggregate availability under the existing credit facilities with the six lenders. As a result of this refinancing, Brookfield Renewable increased its committed unsecured revolving credit facility availability from an aggregate of $600 million to $900 million. Each of the new credit facilities contains similar terms and conditions as the existing facilities and expires on October 31, 2016, subject to additional one-year extensions. In May 2012, Brookfield Renewable entered into an additional credit agreement for an additional $90 million with a sixth bank on similar terms and conditions as the other credit agreements and with an expiry of October 31, 2016, subject to additional one-year extensions.

In October 2012, BRP Equity, a wholly-owned subsidiary of Brookfield Renewable, issued 10,000,000 Series 3 Shares at C$25 per share for gross proceeds of C$250 million. The proceeds were used to, among other things, repay outstanding indebtedness and for general corporate purposes.

Other

On February 2, 2012, a wholly-owned subsidiary of Brookfield sold 11,430,000 LP Units of Brookfield Renewable at an offering price of $26.25 per LP Unit pursuant to a bought-deal secondary offering with a syndicate of underwriters. In connection with this offering, the underwriters were granted, and exercised in full, an over-allotment option to purchase an additional 1,714,500 LP Unit from Brookfield at the offering price.

4.B	BUSINESS OVERVIEW

Our Operations

We operate our facilities through three regional operating centers in the United States, Canada and Brazil, which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 176 hydroelectric generating stations, seven wind facilities and two natural gas-fired plants. Overall, the assets we own or manage have 5,304 MW of generating capacity and annual generation of 19,594 GWh based on long-term averages. We also have two hydroelectric facilities under construction that are scheduled to be commissioned within the next 24 months, thereby increasing the total capacity of our portfolio by 74 MW to 5,378 MW. The table below outlines our portfolio as at the date of this Form 20-F:

Markets	Rivers	Generating Stations	Generating Units	Capacity(1) (MW)	LTA(2) (GWh)	Storage (GWh)
Operating assets

Hydroelectric generation(3)

United States	27	107	305	2,336	8,382	2,146

Canada	18	32	72	1,323	4,972	1,261

Brazil	24	37	83	651	3,570	N/A(4)

	69	176	460	4,310	16,924	3,407

Wind energy
United States	-	4	156	373	952	-
Canada	-	3	220	406	1,197	-

	-	7	376	779	2,149	-

Other	-	2	6	215	521	-

Total from operating assets	69	185	842	5,304(3)	19,594	3,407

Assets under construction

Hydroelectric generation

Brazil(5)	-	1	2	29	134	N/A	(4)
Canada	1	1	4	45	138	-

Total	70	187	848	5,378	19,866	3,407

(1)	Total capacity of our operating assets including our share of equity-accounted investments is 4,893 MW.
(2)	Long-term average was calculated on an annualized basis to the beginning of the year, regardless of the acquisition or commercial operation date.
(3)

Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

(4)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.
(5)	All assets under construction are on the same river systems as existing hydroelectric assets.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis:

LTA generation (GWh)(1)	Q1	Q2	Q3	Q4	Total
Operating Assets
Hydroelectric generation(2)
United States	2,286	2,325	1,708	2,063	8,382
Canada	1,158	1,407	1,232	1,175	4,972
Brazil(3)	904	841	891	934	3,570

	4,348	4,573	3,831	4,172	16,924

Wind energy
Canada	324	292	238	343	1,197
United States	215	310	236	191	952

	539	602	474	534	2,149

Other	217	103	97	104	521

Total LTA generation	5,104	5,278	4,402	4,810	19,594

(1)	Long-term average was calculated on an annualized basis to the beginning of the year, regardless of the acquisition or commercial operation date.
(2)

Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

(3)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

All figures, including capacity and long-term average, include facilities acquired or commissioned to the date of this Form 20-F.

We have a comprehensive power operations and development platform located in each of our regional markets that positions us to maintain and increase the value of our asset base while competitively positioning us with strong economies of scale for continued growth. Our business has approximately 1,023 operations employees and 112 corporate office employees throughout North America and Brazil. See Item 6.D “Employees”. We also maintain a portfolio of hydroelectric, wind and pumped storage development projects in each of Canada, the United States and Brazil. See Item 7.B “Related Party Transactions — Development Projects”.

Regional Operating Platforms

Canadian Platform

Our facilities in Canada are situated in Québec, Ontario and British Columbia, Canada’s three largest power markets, representing approximately three-quarters of the Canadian population. Each of these provinces has adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned utilities or feed-in-tariffs.

Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can store approximately 1,300 GWh, or approximately 25% of the annual average hydroelectric generation in Canada.

We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario with a combined installed capacity of 406 MW. In addition to our renewable power assets, we own one combined cycle natural gas-fired facility in Ontario which sells its power to the Ontario Electricity Financial Corporation under a contract that expires in 2014.

We have several projects in various stages of development. One of our more advanced development projects is the 45 MW Kokish hydroelectric project for which we have secured a 40-year PPA with BC Hydro and have begun construction in the second quarter of 2012. The project is expected to achieve commercial operation in 2014.

Our Canadian headquarters are located in Gatineau, Québec, along with our National System Control Center which allows remote monitoring and control of all of our assets in Canada. Our platform includes full hydroelectric and wind operating capabilities, as well as development and construction-oversight expertise. We employ approximately 243 people in our Canadian operations and approximately 24% of our employees in Canadian operations are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada.

We hold a variety of long-term waterpower licenses issued by the provinces where our operations are situated. These waterpower licenses permit us to use land, water and waterways for the generation of electricity. These licenses also contain terms that deal with water management, land use, public safety, recreation and the environment. At the end of the license period, license holders can apply to the requisite government body to have their licenses renewed.

U.S. Platform

In the United States, we primarily operate in the interconnected power markets of New York, New England, Louisiana and the Mid-Atlantic, as well as in the California and Minnesota markets.

The majority of our U.S. capacity is located in New York and New England. In New York State, we are one of the largest independent power producers with 75 hydroelectric facilities with an aggregate installed capacity of 711 MW. We have 844 MW of operating hydroelectric capacity in New England, including a 50% joint-venture operating interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a unique form of hydroelectric power which uses reversible turbines permitting energy to be stored by pumping water up into a reservoir, and then producing power at a later time by releasing the water during a period in which power prices are higher. On November 15, 2012, we announced, in conjunction with Brookfield, the closing of the acquisition of a portfolio of hydroelectric generating stations in Tennessee and North Carolina. The portfolio is in the latter stages of an extensive asset modernization program, which is expected to increase its installed capacity to 378 MW and average annual generation of approximately 1.4 million MWh. We own an approximate 25% interest in these assets, and will manage and integrate the assets into our platform.

We also own four wind farms located in New Hampshire and California with a combined installed capacity of 373 MW, one of which became operational at the end of the first quarter of 2012. This 102 MW wind project is located in Tehachapi, California, one of the most proven wind resource areas in the United States, attractively located near the major southern California load center of Los Angeles. We also own one combined cycle, natural gas-fired facility in New York State, which sells its power output on a merchant basis and is predominantly used to meet power needs at times of peak demand.

Our U.S. headquarters are located just outside of Boston, Massachusetts, along with our U.S. National System Control Center, which can remotely control and monitor nearly all of our facilities in the country. We employ approximately 466 people in the United States. Approximately 35% of our employees are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (the “FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. The FERC has oversight of all ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from the FERC, including market-based rate authority.

Brazilian Platform

Brookfield has been an investor and operator in Brazil for over 100 years. Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 37 facilities on 24 river systems totaling 651 MW of installed capacity. We own facilities located in the seven developed states of Brazil located in the south, southeast and mid-west regions. Such regions represent approximately 80% of the country’s population and economic activity. As such, we believe our business in Brazil is particularly well positioned to participate in one of the world’s fastest growing electricity markets and economies.

We have developed and built 13 facilities totaling 284 MW of capacity since 2003 and currently have one facility totaling 29 MW under construction. In addition to our hydroelectric facility currently under construction, we have several hydro projects in various stages of development. In July 2012, we completed the acquisition of a 6 MW hydroelectric facility in Brazil and, in November 2012, we completed the construction of and commissioned a 19 MW hydroelectric facility.

Our Brazilian headquarters are located in Rio de Janeiro, while our National System Control Center is located in Curitiba, Paraná from which we centrally control and monitor our Brazilian hydroelectric power stations. We employ approximately 314 people across our operations in Brazil and all of our employees are covered by annual collective agreements. We have experienced positive relations with our work force in Brazil. Our operating platform has full development, construction management and operating capability with an integrated power marketing team.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on the SHPP segment of plants below 30 MW of capacity as these sites can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, where developers bid the lowest tariff to win the concession and a PPA with local utilities. Of our authorizations and concessions, 81% have terms exceeding 17 years. Generally, concessions and authorizations provide for an initial term of 30 years and renewal rights for an additional 20-year period.

            On September 11, 2012, Brazil’s federal government unveiled a number of proposed measures in the electricity sector for renewing generation and transmission asset concessions expiring between 2012 and 2017, with the goal of reducing end-user electricity costs by an average of 20%. The currently proposed measures include reductions to various sector charges paid by end consumers and the application of cost-based revenue caps for electricity produced following the renewal of concessions. If the proposed measures are implemented in their current form, affected concessionaires would receive an upfront payment and would be required to sell their electricity to regulated distributors at rates that are intended to cover only operating costs. Of Brookfield Renewable’s current Brazil portfolio of 680 MW, 20 MW of our hydro concessions will be affected by the proposed measures.

See “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry — Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable” and “Risk Factors — Risk Factors Relating to our Operations and the Renewable Power Industry — There is a risk that our concessions and licenses will not be renewed”.

Our Competitive Strengths

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources and have evolved into one of the world’s largest listed pure-play renewable power businesses.

Our assets generate high quality, stable cash flows derived from a virtually fully contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our LP Unitholders.

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One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $15 billion in power generating assets, approximately 5,300 MW of installed capacity and long-term average generation of approximately 19,594 GWh annually. Our portfolio includes 176 hydroelectric generating stations on 69 river systems and seven wind facilities diversified across 11 power markets in the United States, Canada and Brazil.

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Focus on attractive hydroelectric asset class. Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 28% of our annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across producers. This ability to store water and have levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

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Well positioned for global growth mandate. Over the last ten years, we have acquired or developed more than 130 hydroelectric assets totaling approximately 3,000 MW and seven wind generating assets totaling approximately 800 MW. In addition, since the beginning of 2012, we acquired 384 MW of hydroelectric generating assets and 223 MW of wind generating assets. We also have strong organic growth potential with a 2,000 MW development pipeline spread across all of our operating jurisdictions. Our net asset value in renewable power has grown from approximately $900 million in 1999 to approximately $8.4 billion today, representing a 19% compounded annualized growth rate. We are able to acquire and develop assets due to our established operating and project development teams, strategic relationship with Brookfield and our strong liquidity and capitalization profile.

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Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

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Stable, high quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable pricing profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Virtually all of our generation output is sold pursuant to PPAs, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The PPAs for our assets have a weighted-average remaining duration of 23 years, providing long-term cash flow stability.

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Strong financial profile. With $15 billion of power generating assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 38%. Our liquidity position remains strong with $1 billion of cash and unutilized portion of committed bank lines, as of the date of this Form 20-F. Over 70% of our borrowings are non-recourse to Brookfield Renewable. Both corporate borrowings and subsidiary borrowings have a weighted-average term of approximately nine and ten years, respectively.

Renewable Power Growth Opportunity

The renewable power generation sector is increasingly becoming a meaningful portion of new electricity supply globally. Significant new renewable generation supply continues to be built, consisting primarily of new hydro and wind capacity. Global installed renewable power now stands at over 1,300 GW worldwide, and the industry is adding in the range of 100 GW or $200 billion of new renewable power supply each year. The following chart illustrates the global growth in various renewable power generation sectors from 2000 to 2011.

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Sources: BP Statistical Review of World Energy, 2012 (for wind, geothermal and solar capacity (from 2000 to 2011); U.S. Energy Information Administration — International Energy Statistics (for Hydro capacity from 2000 to 2009). For 2010 and 2011 hydroelectric capacity, figures were estimated by adding to the 2009 capacity an assumed additional capacity based on the additional actual generation in 2010 and 2011 sourced from BP Statistical Review of World Energy, 2012.

Global Renewable Power Drivers

We believe that, over time, strong continued growth in renewable power generation will be driven by the following:

Conventional coal and nuclear generation face challenges. The continued reliance on large-scale coal and nuclear facilities is causing concern with power system regulators and the general public. Coal plants are increasingly facing legislative pressures to undertake significant environmental compliance expenditures. This in turn is accelerating the retirement of coal plants, which need to be replaced by new capacity. Following the recent Fukushima nuclear disaster in Japan, and in light of on-going cost uncertainties and concern over waste disposal, public concern over new nuclear construction and continued life extension of existing facilities has increased. This has delayed or halted most new nuclear development activities in the United States and has even caused some countries, despite relying on meaningful nuclear power, to legislate the early retirement of existing nuclear capacity.

Renewables are a cost effective way of diversifying fuel risk. The abundance of low cost natural gas in North America presents a unique opportunity to potentially replace aging coal and nuclear facilities with a domestic fuel source that is cost effective and has a lower environmental impact. As natural gas gains further acceptance, we expect the need to diversify exposure to potentially rising fuel costs will increase the demand for renewable technologies, particularly hydroelectric and wind energy. In addition, technological developments over the last decade continue to reduce the costs of renewable technologies enhancing their position as a cost competitive complement to gas-fired generation and a means to meeting more stringent environmental standards.

Supported by government policies and incentives. There are a number of strategies that governments are using to encourage development of renewable power resources which generally include renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or subsidies. Globally, at least 64 countries, including all 27 European Union countries, have national targets for renewable energy supply, and 37 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have RPS or policy goals that require load-serving utilities to offer long-term power purchase contracts for new renewable supply.

Widespread acceptance of climate change. Over the last five years, it has become generally accepted that the combustion of fossil fuels contributes to global warming. In 2007, the Intergovernmental Panel on Climate Change (“IPCC”) released a series of four reports to build awareness of climate change and observed that average temperatures in the world’s northern hemisphere were likely the highest in at least the past 1,300 years, and in 2005, atmospheric concentrations of carbon dioxide exceeded by far the natural range over the last 650,000 years. According to the IPCC, the ramifications of global warming for society are significant and, thus, we have observed that universal concern about global warming has become a catalyst for governments to take environmental policy action, often through legislation of renewable power procurement targets or implementation of feed-in-tariffs.

Our Core Markets

Our operating platforms in Canada, the United States and Brazil make us particularly well positioned to continue our growth in these markets. In addition, due to our relationship with Brookfield, we have access to Brookfield’s investment platforms in Europe and Australasia, giving us the capability to source transactions globally.

Canada

In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec and British Columbia, and all of these jurisdictions have adopted policies to increase the contribution of renewables in the supply mix. In Ontario alone, approximately 6,000 MW of new renewable power generation is expected to be developed and come on-line in the next five years, some of which, in addition to other developments across the country, we believe will present attractive acquisition opportunities.

There is currently over 4,700 MW of renewable capacity contracted in Ontario as the province seeks to phase out or repower with alternative fuels approximately 3,300 MW of its existing coal capacity by 2014. Furthermore, approximately half of Ontario’s nuclear capacity is aging and approaching the end of its useful life in this decade. The Ontario government has also announced a $7 billion transmission expansion plan to facilitate the integration of more renewable resources. In Québec, while most generating capacity is provincially owned, since 2003, Hydro-Québec Distribution has contracted for over 3,300 MW of renewable capacity, consisting primarily of wind-power. In British Columbia, the 2010 Clean Energy Act outlines a vision for “clean energy leadership” in the province with goals of self-sufficiency in electricity generation by 2016, while securing over 90% of total generation requirements from clean or renewable generation sources, leading to the award of power purchase contracts for approximately 2,200 MW.

United States

We believe that in the last few years the United States has offered consistent, broad-based policy momentum to transition the country’s electricity producers to cleaner generation and promote increased energy independence. The United States is now the world’s second largest wind market and is estimated to have reached 47,000 MW of installed capacity by the end of 2011, with another 10,000 MW expected online in 2012. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPSs in 29 states and the District of Columbia with renewable targets set to as high as 33% of the total supply mix by 2020. In addition, growth has been driven by various government incentive programs supporting investment in new renewables.

Concurrent with expanding policy supporting renewables, the environmental regulation of traditional thermal coal-fired generation has become significantly more stringent. In March 2011, the United States Environmental Protection Agency (the “EPA”) issued maximum available control technology emissions standards for hazardous air pollutants (among others, mercury, metals and acid gases) from coal — and oil-fired electric generating units. Furthermore, the EPA is expected to issue further restrictions in the future which will increase environmental compliance capital expenditures for coal-fired facilities. Since over half of this coal-fired capacity is over 30 years old, and approximately 50% of total U.S. coal capacity lacks significant emissions control technology, we believe these regulations will accelerate retirement decisions. This supply will need to be replaced by new capacity and we believe renewable and gas generation are complementary solutions to fill this gap.

In the United States, we are currently active and strategically focused on the power markets in the northeast (New York, New England and the Mid-Atlantic), as well as on the west coast in California and its adjacent markets, and Minnesota and Louisiana. Together these markets cover over 70% of the U.S. population and have among the most ambitious RPS targets. We believe these markets represent the highest value and highest barrier-to-entry markets.

Brazil

With the world’s fifth largest population and seventh largest economy, Brazil offers a rapidly growing market with sound, investment-grade, macro-economic fundamentals. Electricity demand has grown by 4.4% annually over the last 30 years, a trend we expect will continue in line with rising incomes and per capita consumption (which today is still less than one-fifth of that in the United States).

As a result, we expect Brazil will require approximately 6,000 MW of new supply annually to meet its growing demand. By 2020, Brazil’s energy planning agency projects that 53,000 MW of new supply will be needed, with only approximately 32,000 MW of capacity currently under construction in the country. Much of this planned supply growth relies on large-scale hydroelectric, transmission and thermal generation infrastructure construction, some of which is facing environmental, permitting and labor challenges. As a result, we believe supply constraints will continue to increase prices and give rise to opportunities to build or acquire new capacity.

In addition to a growing SHPP segment in Brazil, other segments of the renewable power industry are growing, notably biomass cogeneration and wind power. Brazil has 5,500 MW of installed biomass capacity with another 3,500 MW to be developed until 2020, which for the most part is integrated with existing sugar or ethanol mills. Brazil is the world’s leading and most efficient producer of these commodities making this a growing segment of the renewable power industry and one which we expect to increasingly focus on.

We believe there are two aspects of the market in Brazil that make our business particularly compelling. First, substantially all of our facilities participate in a government-regulated hydrological “balancing pool” or energy reallocation mechanism (“MRE”) that significantly reduces the impact of hydrology variability on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of “assured energy”, or long-term average generation established through government-approved hydrological studies, rather than actual production. Participating generators effectively share hydrology risk as generators experiencing below average generation conditions purchase power from generators experiencing above average conditions at prices based on a marginal production cost formula, or when producing more than normal generation, sell that power on the same basis. Secondly, SHPP facilities, other than biomass and wind power plants under 30MW, operate in a special segment of the market that benefit from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables us to capture a portion of this discount through higher prices with end-use customers.

Other Markets

While we do not currently operate renewable power assets outside of Canada, the United States and Brazil, Brookfield has investment platforms in South America, Europe and Australasia, regions which also offer significant renewable power growth potential.

In South America, Colombia and Peru are investment-grade rated countries that have established competitive electricity markets and each country needs over 500 MW of new power supply annually to meet strong economic and natural resource driven demand growth. These countries benefit from significant undeveloped hydroelectric potential and power prices remain relatively low on a global scale but should increase over the long-term as new supply needs to be built to meet demand growth.

Europe has long been at the forefront of renewable power policy and has approximately 170 GW of installed hydroelectric capacity and 97 GW of installed wind capacity. In certain countries, such as Denmark, Germany, the United Kingdom, Spain and Portugal, renewable power is supplying up to 20% of total electricity needs and the reliance on renewables will continue as Europe is predominantly an importer of fossil fuels and countries such as Germany consider accelerating the phase-out of nuclear and fossil fuel generation.

Australia is a market where Brookfield has a significant real estate and infrastructure presence and in 2012 is expected to be one of the first jurisdictions globally to implement fixed carbon pricing that by 2015 is expected to evolve into a carbon cap-and-trade regime. More than 60% of Australia’s 51 GW of installed capacity is coal-fired and the country is experiencing strong growth driven by Asian demand for its resources. We expect that this will drive significant additions of new renewable power capacity throughout the next decade.

Our Growth Opportunity

We believe that the current transaction environment offers attractive acquisition opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following opportunities:

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Asset monetizations and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors or foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic.

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Privatizations. We believe that in the current fiscal climate, governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension and institutional investors may better competitively position us to participate in such opportunities.

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Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns. We have been, and believe will continue to be, a logical acquirer of, or partner in, such projects. Our focus on acquisitions in this area also gives us a unique perspective on pursuing the best development-stage opportunities through acquisitions or by building projects in our own portfolio.

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Brookfield Renewable Group’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our portfolio of greenfield projects. We indirectly own over 20 development projects in Brazil, Canada and the United States totaling an estimated 2,000 MW of potential capacity. See Item 7.B “Related Party Transactions — Development Projects” for further details on these development projects. Over the past five years, Brookfield has completed or commenced construction on approximately 12 development projects totaling an aggregate of approximately 600 MW of capacity, giving us a successful execution track record in each of our focus markets as a developer of both hydroelectric and wind capacity. Our regional operating platforms have the development expertise and capability to advance our renewable power projects from the development stage to commercial operation. We also have the necessary expertise to oversee the regulatory, engineering, construction execution, transmission, permitting, licensing, environmental and legal activities required for successful project development.

Revenue and Cash Flow Profile

We believe that our portfolio offers high quality cash flows derived from predominantly hydroelectric assets. Our cash flow profile, which we believe will be highly stable and predictable, is derived from the combination of long-term, fixed price contracts, a unique hydro-focused portfolio with a low cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.

We expect our current business to generate approximately $1.1 billion of Adjusted EBITDA and $550 million of funds from operations, annually, based on long-term average generation and assuming the completion of projects currently under construction, although we can provide no assurance that we will achieve such results in the near- or long-term. Our ability to achieve the results based on long-term average is dependent on various risks and uncertainties that our operations face, many of which are beyond our control. Some of these risks and uncertainties include hydrology or wind conditions at our facilities, and the risk that counterparties to our contracts may not fulfill their obligations. Refer to Item 3D. “Risk Factors — Risks Related to Brookfield Renewable” for the risks and uncertainties associated with achieving these results.

Our Adjusted EBITDA and funds from operations for the three months ended September 30, 2012 totaled $118 million and $11 million, respectively. For the three months ended September 30, 2012, our Adjusted EBITDA and funds from operations, assuming generation was consistent with long-term averages, would have totaled approximately $212 million and $93 million, respectively.

Our Adjusted EBITDA and funds from operations for the nine months ended September 30, 2012 totaled $657 million and $273 million, respectively. For the nine months ended September 30, 2012, our Adjusted EBITDA and funds from operations, assuming generation was consistent with long-term averages, would have totaled approximately $814 million and $419 million, respectively.

Our consolidated Adjusted EBITDA and funds from operations in 2011 totaled $804 million and $318 million, respectively. These amounts reflect 11 months of earnings from both the Fund and privately held power assets of Brookfield, without the benefit of contracts in place in Brookfield Renewable, plus one month of Brookfield Renewable’s results after completion of the Combination on November 28, 2011.

In 2011, our annual Adjusted EBITDA and funds from operations, assuming Brookfield Renewable was in place on January 1, 2011 and generation was consistent with long-term averages would have totaled approximately $986 million and $481 million, respectively. The expected increase in Adjusted EBITDA and funds from operations in 2012 reflects the annualized contribution of projects under development which when completed would contribute approximately $70 million to Adjusted EBITDA and $50 million to funds from operations. As described in Item 5.A “Operating Results — Performance Measurement”, Adjusted EBITDA and funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be similar measures presented by other companies. For additional information, see Item 5.A “Operating Results — Net Income (loss), Adjusted EBITDA, and funds from operations on a consolidated basis” and Item 5.A “Operating Results — Reconciliation of Pro Forma Results.”

The following table presents revenue, Adjusted EBITDA and funds from operations on a segmented basis for the three and nine months ended September 30, 2012 and 2011 and fiscal years ended December 31, 2010 and 2011, by hydroelectric, wind and other facilities. Hydroelectric and wind information is further segmented by hydroelectric facilities located in the United States, Canada and Brazil.

	Conventional Hydroelectric			Wind		Other	Total
Millions	United States	Canada	Brazil	United States	Canada
For the three months ended September 30, 2012:
Revenues (1)	$55	$42	$83	$17	$18	$14	$229
Adjusted EBITDA (2)	22	27	55	6	13	(5)	118
Funds from operations (2)	(3)	9	41	1	2	(39)	11

For the three months ended September 30, 2011:
Revenues (1)	$107	$59	$86	$-	13	$15	$280
Adjusted EBITDA (2)	74	44	66	-	10	3	197
Funds from operations (2)	31	29	34	-	4	(19)	79

For the nine months ended September 30, 2012:
Revenues (1)	$343	$207	$262	$42	$89	$49	$992
Adjusted EBITDA (2)	238	162	185	22	75	(25)	657
Funds from operations (2)	125	111	111	3	43	(120)	273

For the nine months ended September 30, 2011:
Revenues (1)	$384	$177	$249	$-	45	$47	$902
Adjusted EBITDA (2)	290	134	189	-	37	-	650
Funds from operations (2)	158	89	96	-	18	(63)	298

For the year ended December 31, 2011:
Revenues (3)	$467	$237	$335	-	$70	$60	$1,169
Adjusted EBITDA (2)	336	179	269	-	58	(38)	804
Funds from operations (2)	163	116	147	-	33	(141)	318

For the year ended December 31, 2010:
Revenues (3)	$459	$205	$271	-	$52	$58	$1,045
Adjusted EBITDA (2)	332	160	201	-	45	13	751
Funds from operations (2)	133	96	86	-	28	(74)	269

For the year ended December 31, 2009:
Revenues (3)	$453	$221	$215	-	$40	$55	$984
Adjusted EBITDA (2)	360	188	163	-	35	(3)	743
Funds from operations (2)	142	129	93	-	20	(60)	324

(1)

Based on consolidated financial data which is derived from and should be read in conjunction with: (i) the unaudited financial statements of Brookfield Renewable as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 and related notes; and (ii) the unaudited pro forma condensed combined statement of (loss) income of Brookfield Renewable for the three and nine months ended September 30, 2011 and related notes each of which is included elsewhere in this Form 20-F.

(2)	Non-IFRS measures. See Item 5.A “Operating Results—Net Income (Loss), Adjusted EBITDA, and Funds from Operations on a Consolidated Basis”.
(3)

Based on audited consolidated financial data which is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and related notes.

We believe that we have a predictable pricing profile driven by long-term PPAs with a weighted average remaining duration of 23 years, which combined with a well-diversified portfolio that reduces variability in our generation volumes enhances the stability of our cash flow profile. As outlined in the graph below, the majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties such as government-owned utilities or power authorities, Brookfield or industrial power users. See Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry — Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms”.

Counterparties to Brookfield Renewable Group’s Power Contracts

As at September 30, 2012, our contract profile declines from 99% contracted in 2012 to 89% contracted in 2016, largely as a result of PPA expiries in Brazil that we expect to re-contract in the normal course. The following table highlights our contract maturity profile over the next five years.

	2012	2013	2014	2015	2016
Contracted generation

% of total	99	98	94	90	89

Our portfolio benefits from significant hydrology diversification, with assets distributed on 68 rivers in three countries. Our water storage capabilities and our access to the hydrological balancing pool administered by the government of Brazil amount to approximately 38% of annual generation, allowing us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

North America. In North America, we generate revenues primarily through energy sales by way of long-term PPAs with creditworthy counterparties such as government-owned facilities or power authorities (including for example, the Ontario Power Authority, Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield and its subsidiaries, and in some cases industrial power users. Our North American portfolio is almost fully contracted pursuant to long-term PPAs that are generally structured on a “take or pay” basis without fixed or minimum volume commitments. As a result, there is minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for annual escalation of the realized price, typically linked to inflation. In respect of power sold to Brookfield or its subsidiaries, Brookfield or its subsidiaries will in some cases have entered into back to back power resale agreements in respect to output purchased from Brookfield Renewable Group (see Item 4.B “Business Overview — The Manager — Energy Marketing”).

Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts either to regulated load-serving distribution companies, or “free customers”, which are customers with more than 0.5 MW of annual demand and who can choose their own electricity supplier. Both types of customers are required to demonstrate that they have contracts in place to meet all forecast demand annually. In the regulated market, Brookfield has typically entered into 20-30 year PPAs with creditworthy state-owned utilities. In the “free customer” market, Brookfield has typically entered into three-to eight-year PPAs with large industrial and commercial customers, generally engaged in producing essential services or products such as the telephone, food and pharmaceutical industries. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of nine years and we believe that it is well positioned to capitalize on market opportunities in the medium term as 23% of the portfolio is scheduled to be re-contracted in 2014 and a further 17% is scheduled to be re-contracted in 2015.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach in the management of our portfolio, which is designed to ensure that we maintain and, where possible, enhance the value of our assets while cultivating positive relationships with local stakeholders. The operation of our generating facilities is largely decentralized through three regional operating centers covering Canada, the United States and Brazil. We supplement our regional operating platforms with a strong corporate team that provides strategic direction, commercial and business development, oversight of operations and establishes consistent policies in areas such as compliance, information technology, health and safety, human resources, stakeholder relations and procurement.

In addition, we benefit from the expertise of Brookfield, who provides strategic direction, corporate oversight, commercial and business development, and oversees decisions with regard to the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our operations philosophy are:

Strong regional operating platforms. In each of our core markets, we have built strong regional platforms with full construction oversight and operations development capabilities. Each of our regional platforms has a centralized, automated plant dispatch and control center allowing remote operation of most of our facilities and a central interface with regulatory and market authorities. This capability allows us to benefit from economies of scale by leveraging our operating platform when growing our business.

Disciplined management of operating costs. Our operations are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of offsetting the costs of inflation annually. In addition, the scalability of our platforms allow us to grow the portfolio with little incremental fixed costs ensuring a stable and predictable cost profile over the long term.

Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical as our long-term contracts provide for us to be paid for all energy delivered. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology or wind, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. A detailed plan is prepared for each asset by our teams working together with independent engineering firms, recognized as industry leaders in hydroelectric and wind energy production and maintenance. We develop and implement our plans by taking a long-term owner’s perspective and believe the low capital expenditure maintenance requirements and long useful life of our assets are attractive attributes of hydroelectric assets. Hydroelectric power generation is a mature, efficient and relatively simple technology that has not changed dramatically over the past century.

Culture of health, safety and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. We have adopted written health, safety and environmental (“HS&E”) policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We maintain a HS&E Steering Committee, consisting of the Chief Executive Officer, President and the Chief Operating Officers of the regional operations, and require all employees, contractors, agents and others involved in our operations to comply with our established HS&E practices.

Positive local stakeholder relationships. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our water power licenses and land leases, we consult and work proactively with local stakeholders and communities potentially affected by our operations.

We maintain a performance-based culture in our operations and develop annual performance targets in each of the above areas to measure the performance of our operating teams.

Our Growth Strategy

We expect to continue focusing primarily on long-life renewable power assets that provide stable, long-term contracted cash flows, and which are well positioned to appreciate in value over time. We intend to combine our industry, operating, development and transaction expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for securityholders. To grow Brookfield Renewable, we benefit from a proactive and focused business development strategy in each of our markets and Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

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Focusing on core markets and pursuing opportunities in other high-value markets. Geographically, we expect to continue our growth in the United States, Canada and Brazil, where our existing renewable power operating platforms allow us to integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these countries, our growth strategy is focused on the higher-value regional markets of these countries. For example, in the United States, we expect to continue our growth in the eastern and western power markets, where higher electricity prices and renewable portfolio standards offer more attractive returns and better long-term value. Similarly in Brazil, we operate and primarily focus on the southern portion of the country where over 80% of the population and economic activity is located. Over time, we would also pursue new markets that offer attractive opportunities to enhance the geographic diversifications of our operations, the ability to add operating platforms that we can grow over time and offer attractive risk-adjusted returns. We have access to Brookfield’s infrastructure investment platforms in Europe and Australasia, giving us the capability to secure transactions globally.

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Maintaining our predominantly hydroelectric focus. We intend to maintain our predominantly hydroelectric focus as we believe hydroelectric assets are the longest-life, lowest cost, power generation assets. We believe that investing in the highest quality assets within a particular asset class offers an investment that typically can maintain a premium valuation and funds from operations performance throughout market cycles, and is better positioned to appreciate in value over time. We believe hydroelectric assets are the most attractive segment of the power generation infrastructure asset class as they benefit from high barriers to entry and a sustainable competitive cost advantage. In addition, wind power is a proven technology and one of the fastest growing renewable power segments globally. Also, we plan to grow our wind platform by continuing to focus on high-quality sites that benefit from a proven wind resource and are located in high-value markets where wind has significant scarcity value. Over time, we may invest in other proven renewable power technologies that share the long-life and low-cost attributes of our hydroelectric and wind assets.

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Optimizing capital allocation to “build or buy” opportunities. We intend to grow our business by pursuing the acquisition of both operating and development-stage assets, or by developing and building projects from our own development project portfolio. Market conditions in some cases lead to periods where operating assets can trade at significant premiums or discounts to their replacement cost or long-term fundamental value. Similarly, renewable power policy may at certain times be particularly conducive to new developments, leading to opportunities to earn superior risk-adjusted returns by developing and building greenfield projects. For this reason, we believe a sound investment and capital allocation strategy continuously compares acquisition or “buy” investment opportunities with similar development-stage or “build” opportunities, whether sourced from our own development pipeline or through the acquisition of development-stage projects. We plan to allocate capital to the best acquisition and development opportunities sourced through our global renewable power platform and believe our ability to do so globally is one of our competitive advantages in creating value for our LP Unitholders. While we intend to pursue development projects, we expect that our development-stage capital commitments will be a relatively small portion of our cash flows and invested capital as our predominant focus will be on sites with significant competitive advantage in high-value markets that we would build once the project is ‘construction-ready’ and that benefit from sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

Our Distribution Policy

We believe our high-quality assets and PPA portfolio will provide Brookfield Renewable with stable and predictable annual cash flow to fund our distributions. See Item 5.A “Operating Results — Summary of Historical Quarterly Results on a Consolidated Basis” for the quarterly distributions made by the Fund prior to the Combination. Distributions paid by the Fund from January 1, 2008 to completion of the Combination on November 28, 2011 were C$1.25 per trust unit in 2009, C$1.29 per trust unit in 2010, and C$0.975 per trust unit in 2011. In 2011, the Fund made distributions only in respect of the first three quarters as the Fund was wound up on November 28, 2011.

In December 2011, Brookfield Renewable declared its first cash distribution of $0.3375 ($1.35 annually) per LP Unit for the fourth quarter of 2011. The distribution was paid on January 31, 2012 to LP Unitholders of record on December 31, 2011. Brookfield Renewable announced that its regular quarterly distribution would be increased to $0.345 ($1.38 annually) per LP Unit commencing with the declaration of the first quarter distribution for fiscal 2012. This distribution was paid on April 30, 2012 to LP Unitholders of record on March 31, 2012. Brookfield Renewable also declared second, third and fourth quarter distributions for fiscal 2012 with the second quarter distribution having been paid on July 31, 2012 to LP Unitholders of record on June 30, 2012 and the third quarter distribution having been paid on October 31, 2012 to LP Unitholders of record on September 30, 2012. The fourth quarter distribution will be paid on January 31, 2013 to LP Unitholders of record on December 31, 2012. We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP unit.

The declaration and payment of distributions are subject to the discretion of the board of directors of the Managing General Partner. Distributions will be paid quarterly on the last business day of January, April, July and October of each year, to LP Unitholders of record on the last day of December, March, June and September, respectively. The amount of any distribution payable by us is always at the discretion of the board of directors of the Managing General Partner and will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association – Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Distributions”).

Our ability to continue paying or growing cash distributions are impacted by the cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend on various factors, several of which are outside our control, including the weather in the jurisdictions in which we operate, the level of our operating costs and prevailing economic conditions. As a result, cash distributions to the LP Unitholders are not guaranteed. Refer to Item 3.D “Key Information — Risk Factors — Risks Related to our LP Units” for a list of the primary risks, whether at previous levels or higher, that impact our ability to continue paying comparable or growing cash distributions.

We expect to have a payout ratio of approximately 60-70% of funds from operations, allowing us to reinvest surplus cash flow in attractive and accretive opportunities in the renewable power sector and position us to grow our distributions per LP Unit over time. Historically, funds from operations was not used as a key financial measure for the Fund. However, prior to the Combination the Fund’s target payout ratio was approximately 80% of distributable cash (funds from operations less levelized capital expenditures and debt amortization). This is substantially equivalent to a 60%-70% target payout ratio based on funds from operations, which would approximate 80% of distributable cash, as defined above.

We are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually. The 3% to 5% annual growth rate target for distributions compares to a historical annualized distribution growth rate of the Fund of 2.2% per LP Unit from inception in 1999 up to the date of the Combination. The increase from the historical growth rate of the Fund to the current target of 3% to 5% for Brookfield Renewable reflects the expected benefits of the Combination, including a broader set of growth opportunities from new and expanded geographies, significantly greater generating assets and capitalization and enhanced access to capital.

Pursuant to the terms of the Preference Share Guarantees, if the declaration or payment of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares is in arrears, Brookfield Renewable will not make distributions on our LP Units.

Our Distribution Reinvestment Plan

In February 2012, Brookfield Renewable adopted a DRIP for LP Unitholders who are residents of Canada. Subject to regulatory approval and U.S. securities law registration requirements, we may in the future expand our DRIP to include LP Unitholders resident in the United States. LP Unitholders who are not residents of Canada or the United States may participate in our DRIP provided that there are not any laws or governmental regulations that prohibit them from participating in our DRIP. The following is a summary description of the principal terms of our DRIP.

Pursuant to our DRIP, Canadian holders of our LP Units are able to elect to have distributions paid on our LP Units held by them automatically reinvested in additional LP Units to be held for the account of the LP Unitholder in accordance with the terms of our DRIP.

Distributions due to DRIP participants will be paid to the plan agent, for the benefit of the DRIP participants. If a DRIP participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such DRIP participant, to the purchase of additional LP Units, such purchases will be made from Brookfield Renewable on the distribution date at the Market Price.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of LP Units purchased under our DRIP on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under our DRIP (or, in the case of CDS participants, CDS will receive such statement on behalf of beneficial owners participating in our DRIP). While Brookfield Renewable will not issue fractional LP Units, a DRIP participant’s entitlement to LP Units purchased under our DRIP may include a fraction of an LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the termination by a DRIP participant of his or her participation in our DRIP or upon termination of our DRIP. A registered holder may, at any time, obtain a Direct Registration System statement (a “DRS Statement”) for any number of whole LP Units held for the participant’s account under the DRIP by notifying the plan agent. DRS Statements for LP Units acquired under our DRIP will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant’s account (except for a sale of LP Units through the plan agent), a registered holder must request a DRS Statement be issued. The automatic reinvestment of distributions under our DRIP will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our LP Units under our DRIP and all administrative costs will be borne by Brookfield Renewable.

LP Unitholders will be able to terminate their participation in our DRIP by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such LP Unitholders will be paid directly to the LP Unitholder. In addition, LP Unitholders may request that all or part of their LP Units held under the DRIP in cash be sold. When LP Units are sold through the plan agent, a holder will receive the proceeds less any handling charges and brokerage trading fees. Brookfield Renewable will be able to terminate our DRIP, in its sole discretion, upon notice to the DRIP participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. Brookfield Renewable will also be able to amend, modify or suspend our DRIP at any time in its sole discretion, provided that the plan agent gives written notice of that amendment, modification or suspension to our LP Unitholders, for any amendment, modification or suspension to our DRIP that in Brookfield Renewable’s opinion may materially prejudice participants.

BRELP has a corresponding distribution reinvestment plan in respect of distributions made to Brookfield Renewable and Brookfield. Brookfield Renewable does not intend to reinvest distributions it receives from BRELP in BRELP’s distribution reinvestment plan except to the extent that holders of our LP Units elect to reinvest distributions pursuant to our DRIP. Brookfield has advised Brookfield Renewable that it may from time-to-time reinvest distributions it receives from Brookfield Renewable or BRELP pursuant to our DRIP or BRELP’s distribution reinvestment plan. The limited partnership units of BRELP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional LP Units of Brookfield Renewable. See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption–Exchange Mechanism”.

BRP Equity

BRP Equity will pay dividends to the holders of its Series 1 Shares and Series 3 Shares and, if applicable, Series 2 Shares and Series 4 Shares, as and when declared by the board of directors of BRP Equity. BRP Equity’s Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares are guaranteed by Brookfield Renewable and the other Guarantors under the Preference Share Guarantees described under Item 10.B “Memorandum and Articles of Association – BRP Equity — Preference Share Guarantees”.

For the initial five-year period commencing on March 10, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of

BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. The initial dividend of C$0.1834 per share was paid on April 30, 2010 and a total dividend of C$0.83965 per share was paid in 2010. A total dividend of C$1.3125 per share was paid in 2011. As of the date of this Form 20-F, BRP Equity has paid a total dividend of C$1.3125 per share in 2012.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share will be paid on January 31, 2013.

The Manager

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol “BAM” and on the NYSE Euronext under the symbol “BAMA”.

Brookfield was the manager and administrator of the Fund since its inception in 1999 and we continue to benefit from its global asset management platform and depth of experience in creating LP Unitholder value. In addition, Brookfield Renewable continues to benefit from the same management team at Brookfield who created and drove the success of the Fund. We are Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis and we benefit from its reputation and global platform to grow our business.

The Manager complements our operating platforms in three key areas:

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Executive oversight of our business: The Manager provides leadership to our operating platforms and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Manager also oversees the implementation of our operational policies, and carries out all of our management, accounting, regulatory reporting, legal and treasury functions.

•

Growing our business: We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Manager to grow our business. Brookfield Renewable benefits from the Manager’s renewable power acquisition experience focused in our target markets as well as market research capabilities that support evaluating opportunities to grow our business in our existing and new power markets.

•

Funding our business: The Manager recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions or developments. In doing so, the Manager advises upon and assists in the execution of our equity or debt financings. The Manager also arranges for the preparation of our tax planning and filing of tax returns.

Energy Marketing

Pursuant to a number of agreements, BEM LP is responsible for selling and dispatching all energy and energy related products generated by our assets in Canada and the United States. In addition, BEM LP acts as counterparty to various agreements with us pursuant to which BEM LP purchases, supports or guarantees the price that we receive for power generation.

With approximately 112 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants, which serve to support Brookfield Renewable’s strategy. In 2011, BEM LP was responsible for the sale and dispatch of over 14,000 GWh of generation in Canada and the United States.

BEM LP and CanHoldco entered into the Energy Marketing Agreement pursuant to which BEM LP provides energy marketing services to CanHoldco. See Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

Competition and Marketing

We operate in the North American and Brazilian power market sectors. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable Group’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and photovoltaic technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview — Our Competitive Strengths” and our world class operating platforms described in Item 4.B “Business Overview — Operating Philosophy”.

We also leverage our relationship with Brookfield, which we believe provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 5.A. “Operating and Financial Review and Prospects — The Manager — Energy Marketing” and Item 7.B “Major Shareholders and Related Party Transactions — Related Party Transactions — Licensing Agreement”.

Employees

Brookfield Renewable does not currently have any senior executives who carry out management, oversight and other strategic activities. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management — Our Management” and for a discussion of our employees see Item 6.D “Employees”.

Intellectual Property

Brookfield Renewable, as licensee, entered into the Licensing Agreement with Brookfield pursuant to which Brookfield granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in the United States and Canada. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Major Shareholders and Related Party Transactions — Related Party Transactions — Licensing Agreement”.

Governmental, Legal and Arbitration Proceedings

We have not been and are not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our financial position or profitability nor are we aware of any such proceedings that are pending or threatened.

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Regulation

Various activities of Brookfield Renewable Group require registrations, permits, licenses, inspections and approvals from governmental agencies and regulatory authorities and we strive to comply with all regulations applicable to our operations. Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements. We hold concessions, licenses and permits to operate our facilities, which generally include rights to the land and water required for power generation. Wholesale market structures or rules provide us with rights to access the power grid.

We are also subject to various laws relating to health, safety and environmental matters. These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure.

Environmental Protection

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources. Our assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. We may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.

Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We have adopted written environmental policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We require all employees, contractors, agents and others involved in our operations to comply with our established environmental practices. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by our operations.

We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

4.C	ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Our sole material asset is a 50.1% LP Interest in BRELP. Brookfield indirectly holds the remaining 48.9% LP Interest in BRELP, a 36.2% LP Interest in Brookfield Renewable and a 0.01% and 1% GP Interest in Brookfield Renewable and BRELP, respectively, for an aggregate 68% indirect ownership interest in Brookfield Renewable (on a fully-exchanged basis). For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Asset Management Inc. (BAM)
Brookfield Renewable Energy Group LLC (Manager) (Delaware)
Brookfield Renewable Energy Group (Bermuda) Limited (Manager) (Bermuda)
Brookfield Renewable Power Inc. (BRPI)
Brookfield Energy Marketing LP (BEMLP) (Ontario)
BRP Energy Group L.P. (Manager) (Manitoba)
36.21% LP Interest (2)
Public (Holders of LP Units)
99.99% LP Interest
BRP Bermuda GP Limited (1) (BRELP General Manager) (Bermuda)
Brookfield Renewable Partners Limited (Managing GP) (Bermuda)
63.78% LP Interest(2)
0.01% GP Interest
0.01% GP Interest
BREP Holding L.P. (1) (BRELP GP LP) (Bermuda)
48.9% LP Interest(2)
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. (5)(6) (BREP) (Bermuda)
1% GP Interest
Brookfield Renewable Energy L.P. (1)(5)(6) (BRELP) (Bermuda)
50.1% LP Interest(2)
BRP Bermuda Holdings I Limited (3)(5)(6) (Bermuda Holdco) (Bermuda)
Brookfield BRP Holdings (Canada) Inc. (5)(6) (Canholdco) (Ontario)
Public (Bondholders)
Operating Entities
Brookfield Renewable Energy Partners ULC (Finco) (Alberta)
Brookfield BRP Canada Corp. (Alberta)
Operating Entities
Brazilian Business 632 MW(4)
Public (Preferred Shareholders)
U.S. Business 2,268 MW (4)
Brookfield Renewable Power Preferred Equity Inc. (BRP Equity) (Canada)
Operating Entities
Canadian Business 1,839 MW (4)
U.S. Business 176 MW

(1) Pursuant to a voting agreement, Brookfield has agreed that certain voting rights with respect to BRP Bermuda GP Limited, BREP Holding L.P. and BRELP will be voted in accordance with the direction of Brookfield Renewable.

(2) Brookfield's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP's limited partnership agreement, which could result in BRPI eventually owning 68% of Brookfield Renewable's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 32% of Brookfield Renewable and Brookfield will not hold any limited partnership units of BRELP.

(3) Brookfield has provided an aggregate of $5 million of working capital to BRP Bermuda Holdings I Limited through a subscription for shares. In addition, BRPI holds special shares the redemption price of which is tied to the successful development of projects in Brazil.

(4) Total capacity of our operations including ownership of our partners.

(5) Guarantors of Finco Bonds

(6) Guarantors of BRP Equity Preferred Shares

Brookfield Renewable Energy Partners L.P.

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +1.441.295.1443. Brookfield Renewable’s sole material asset is a 50.1% limited partnership interest in BRELP. Brookfield Renewable anticipates that the only distributions that it will receive in respect of its limited partnership interests in BRELP will consist of amounts that are intended to assist it in making distributions to LP Unitholders in accordance with its distribution policy and to allow it to pay expenses as they become due. The declaration and payment of cash distributions by Brookfield Renewable is at the discretion of the Managing General Partner which is not required to make such distributions and Brookfield Renewable cannot assure you that it will make such distributions as intended. See Item 4.B “Business Overview — Our Distribution Policy”.

The Manager and Brookfield

The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide management and administration services pursuant to our Master Services Agreement. See Item 4.B “Business Overview — The Manager” and Item 6.A “Directors and Senior Management — Our Master Services Agreement” for more information on Brookfield and these arrangements.

The Managing General Partner

The Managing General Partner serves as Brookfield Renewable’s general partner and has sole authority for the management and control of Brookfield Renewable, which is exercised exclusively by its board of directors. Brookfield Renewable’s only interest in BRELP consists of limited partnership interests in BRELP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to the Voting Agreement, however, Brookfield Renewable, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP” and Item 7.B “Related Party Transactions — Voting Agreement”.

BRELP and the Holding Entities

Brookfield Renewable indirectly holds its interests in the Operating Entities through BRELP and through CanHoldco, Bermuda Holdco and the Holding Entities. BRELP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares of Bermuda Holdco. These shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and will be redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The shares are not entitled to vote, except as required by law.

BRELP GP LP and the BRELP General Partner

The BRELP GP LP serves as the general partner of BRELP and has sole authority for the management and control of BRELP. The general partner of BRELP GP LP is the BRELP General Partner, a corporation owned indirectly by Brookfield but controlled by Brookfield Renewable, through the Managing General Partner, pursuant to the Voting Agreement. See Item 7.B “Related Party Transactions — Voting Agreement”. BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interests of BRELP. See Item 7.B “Related Party Transactions — Incentive Distributions”.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Brookfield Renewable” and Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 7.B “Related Party Transactions” and Item 10.B “Memorandum and Articles of Association—Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”, Item 10.B “Memorandum and Articles of Association—Description of the Amended and Restated Limited Partnership Agreement of BRELP”, and Item 7.A “Major Shareholders”.

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of Brookfield Renewable incorporated under the CBCA on February 10, 2010. Other than a loan to an indirect wholly-owned subsidiary of Brookfield Renewable, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has C$250 million of Class A Preference Shares, Series 1 (the “Series 1 Shares”) outstanding, guaranteed by Brookfield Renewable, BRELP, CanHoldco and Bermuda Holdco (collectively, the “Guarantors”). The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”. BRP Equity also has C$250 million of Class A Preference Shares, Series 3 (the “Series 3 Shares”) outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”. See Item 10.B “Memorandum and Articles of Association — BRP Equity”.

Finco

Finco is an indirect, wholly-owned subsidiary of Brookfield Renewable incorporated under the ABCA on September 14, 2011. Other than approximately C$1.5 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of Brookfield Renewable, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by Brookfield Renewable and the other Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned or Controlled
Alta Wind VIII LLC	Delaware	100.0%(1)

Bear Swamp Power Company LLC	Delaware	50.0%

Brookfield BRP Holdings (Canada) Inc.	Ontario	100.0%

Brookfield Energia Renovável S.A.	Brazil	100.0%

Brookfield Power US Holding America Co.	Delaware	100.0%

Brookfield Power Wind Prince LP	Ontario	100.0%

Brookfield Renewable Energy L.P.	Bermuda	100.0%

Brookfield Renewable Energy Partners ULC	Alberta	100.0%

Brookfield Renewable Power Preferred Equity Inc.	Canada	100.0%

Brookfield Smoky Mountain Hydropower LLC	Delaware	100.0%(1)

BRP Bermuda Holdings I Limited	Bermuda	100.0%

Brookfield BRP Canada Corp.	Alberta	100.0%

Catalyst Old River Hydroelectric L.P.	Louisiana	75.0%(2)

Comber Wind Limited Partnership	Ontario	100.0%

Coram California Development L.P.	Delaware	100.0%(1)

Erie Boulevard Hydropower L.P.	New York	100.0%

Gosfield Wind Limited Partnership	Ontario	100.0%

Granite Reliable Power LLC	Delaware	89.5%(1)

Great Lakes Hydro America, LLC	Delaware	100.0%

Great Lakes Power Limited	Ontario	100.0%

Hawks Nest Hydro LLC	Delaware	100.0%

Itiquira Energetica S.A.	Brazil	100.0%

Lake Superior Power Limited Partnership	Ontario	100.0%

Lièvre Power LP	Québec	100.0%

Mississagi Power Trust	Québec	100.0%

Powell River Energy Inc.	Canada	49.9%

Rumford Falls Hydro LLC	Delaware	100.0%

(1)	Voting control held through voting agreements with Brookfield.
(2)	Non-voting economic interest, held through preferred shares and secured notes. Control is established through other contractual arrangements.

4.D	PROPERTY, PLANT AND EQUIPMENT

Brookfield Renewable’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Brookfield Renewable does not directly own any real property and its sole material asset is a 50.1% limited partnership interest in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

Basis of Presentation

Brookfield Renewable Group’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

The Combination

The Combination does not represent a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3R”) as it represents a reorganization of entities under common control of Brookfield Asset Management. Accordingly, the consolidated financial statements of Brookfield Renewable are presented to reflect such continuing control and no adjustments were made to reflect fair values or to recognize any new assets or liabilities, as a result of the Combination. Brookfield Renewable’s consolidated balance sheets, statements of income (loss), and statements of cash flows are presented as if these arrangements had been in place from the time that the operations were originally acquired by Brookfield Asset Management. For periods prior to November 28, 2011, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management. Transactions entered into as part of the Combination are accounted for effective November 28, 2011.

Voting Agreements with Affiliates

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control of the entities that own certain United States and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the boards of directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The Combination and the Voting Arrangements do not represent business combinations in accordance with IFRS 3R, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) in our audited consolidated financial statements for the year ended December 31, 2011 for our policy on accounting for transactions under common control.

Reconciliations of each of Adjusted EBITDA and funds from operations to net income on a consolidated basis are presented in Item 5.A “Operating and Financial Review and Prospects — Net Income (loss), Adjusted EBITDA and funds from operations on a consolidated basis”.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of equity. It is important to note that total income (loss), per share information and total equity will not change as a result of this reclassification.

PERFORMANCE MEASUREMENT

We present our key financial metrics based on total results prior to distributions made to both LP Unitholders and the Redeemable/Exchangeable unitholders. In addition, our operations are segmented by country geography and asset type (i.e., Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income; ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization; iii) funds from operations; and iv) net asset value.

We also present these same measurements for our 2011 results on a pro forma basis (since Brookfield Renewable was only formed in November 2011) under two scenarios: 1) As if new contracts and contract amendments, along with the tax implications of the Combination, had each occurred as of January 1, 2011; and 2) As if results were in line with long-term average generation in order to assess operations without the variability associated with hydrology or wind performance.

It is important to highlight that Adjusted EBITDA, funds from operations, and net asset value do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, funds from operations, and net asset value and we provide reconciliations to net income. See Item 5.A “Operating and Financial Review and Prospects — Net Income (loss), Adjusted EBITDA, and Funds from Operations on a Consolidated Basis” and Item 5.A “Operating and Financial Review and Prospects — Reconciliation of Pro Forma Results.”

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results

	Actual Generation		LTA Generation		Actual vs. LTA		Actual vs. Prior year

GENERATION (GWh)	2012	2011	2012	2011	2012	2011	2012
Hydroelectric generation

United States	889	1,503	1,378	1,336	(489)	167	(614)

Canada	705	1,030	1,232	1,267	(527)	(237)	(325)

Brazil(1)	868	842	868	842	-	-	26
	2,462	3,375	3,478	3,445	(1,016)	(70)	(913)
Wind energy

Canada	151	93	238	128	(87)	(35)	58

United States	150	-	236	-	(86)	-	150
	301	93	474	128	(173)	(35)	208
Other	208	146	97	98	111	48	62
Total generation(2)	2,971	3,614	4,049	3,671	(1,078)	(57)	(643)

(1)	In Brazil assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next, over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance. Accordingly, we present our generation and the corresponding Adjusted EBITDA and funds from operations on both an actual generation and a long-term average basis.

Generation levels for the three months ended September 30, 2012 totaled 2,971 GWh, a decrease of 643 GWh or 18% as compared to the same period of the prior year. This was primarily due to lower generation experienced across our hydroelectric portfolios in the United States and Canada, which was partly offset by an increase in generation from our wind portfolio with assets acquired or commissioned within the last 12 months.

Generation from our hydroelectric portfolio totaled 2,462 GWh, a decrease of 913 GWh as a result of lower inflows from the drier than normal conditions in eastern Canada, New York state, and in the mid-western United States. The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011 with Hurricane Irene impacting the mid-western and eastern United States. Generation from our hydroelectric portfolio in Brazil was in line with long-term average and consistent with the framework that exists to levelize generation across power producers in that market.

Generation from our wind portfolio totaled 301 GWh, an increase of 208 GWh, as a result of the recently acquired or commissioned facilities in California and New England, and from an Ontario facility commissioned in 2011. Results were below long-term average for the current period primarily due to lower wind conditions across our United States and Canadian facilities.

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects the Adjusted EBITDA, funds from operations and the reconciliation to net loss for the three months ended September 30:

	Results under actual generation
(Millions, except as noted)	2012	2011
Generation (GWh)	2,971	3,614

Revenues	229	280
Other income	2	7
Share of cash earnings from equity-accounted investments	3	7
Direct operating costs	(116)	(97)
Adjusted EBITDA (1)	118	197
Interest expense - borrowings	(99)	(104)
Management service costs	(10)	-
Current income taxes	1	(1)
Cash portion of non-controlling interests	1	(13)
Funds from operations (1)	11	79
Cash portion of non-controlling interests included in funds from operations	(1)	13
Other items:
Depreciation and amortization (2)	(117)	(117)
Unrealized financial instrument gain (loss)	6	(12)
Loss on Fund unit liability	-	(208)
Share of non-cash loss from equity-accounted investments	(5)	(6)
Deferred income tax recovery	37	33
Other	10	(24)
Net loss	(59)	(242)

Net loss attributable to:
Participating non-controlling interests - in operating subsidiaries	(11)	7
Preferred equity	4	3
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(26)	(124)
Limited partnership units	(26)	(128)

Basic and diluted loss per share (3)
Limited partnership units	(0.20)	(0.95)

(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	See note 2(c) to the unaudited interim consolidated financial statements concerning changes in estimates related to depreciation expense.
(3)	Average LP Units outstanding during the period totaled 132.8 million.

Net income (loss) is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations and net asset value to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $229 million for the three months ended September 30, 2012, representing a year-over-year decrease of $51 million. Approximately $80 million of the decrease resulted from reduced generation levels at existing facilities and $14 million was attributable to the appreciation of the U.S. dollar relative to the Brazilian real and Canadian dollar. Offsetting the decreases in revenues was $27 million attributable to generation from facilities acquired or commissioned within the last 12 months. These include hydroelectric generation facilities in the mid-western United States, an eastern Canadian wind facility integrated in the fourth quarter 2011, as well as the recently acquired or commissioned wind facilities in California and the northeastern United States. A further $16 million of the increase in revenues was attributable to the amended PPA entered into at the time of the Combination.

Adjusted EBITDA totaled $118 million for the three months ended September 30, 2012, representing a year-over-year decrease of $79 million. The decrease was attributed to the aforementioned decrease in revenues and the increase in direct operating costs associated with new facilities acquired or commissioned in the last 12 months.

Interest expense on borrowings reflects the cost related to approximately $4.2 billion of non-recourse asset-specific borrowings and $1.7 billion of corporate borrowings and credit facilities. During the year, we have been proactively taking advantage of the low interest rate environment to reduce the cost of capital and increase the duration of our borrowings. As a result, interest expense has decreased either due to the repayment or refinancing of higher-yielding borrowings. During the nine months ended September 30, 2012, long-term debt increased by $331 million from assets acquired or commissioned during this period, causing an increase in interest expense compared to the same period of the prior year. The increased interest expense in the quarter was completely offset by interest savings associated with the successful initiatives to lower borrowing costs.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in the Total Capitalization Value. Management service costs came into effect as part of the Combination.

Funds from operations totaled $11 million for the three months ended September 30, 2012, a decrease of $68 million year-over-year. The decrease in funds from operations is primarily attributable to the decrease in Adjusted EBITDA net of non-controlling interests.

The net loss was $59 million for the three months ended September 30, 2012 (2011: $242 million loss) and reflects the normal course depreciation and amortization expense of $117 million (2011: $117 million).

Throughout the year, analyses were performed on the useful lives of certain components of property, plant and equipment and we have determined that changes in their estimated service lives will more accurately reflect the period over which they provide economic benefits. Brookfield Renewable applied these changes in accounting estimates on a prospective basis effective January 1, 2012 or April 1, 2012 or July 1, 2012 based on timing of completion of the review. Depreciation expense for the three months ended September 30, 2012 was $33 million lower as a result of the changes in estimates. Assets acquired or commissioned within the past 12 months increased depreciation expense by $22 million.
2011 results also include a revaluation amount on the Fund unit liability. In accordance with IFRS, Fund units held by the public that have a feature that allows the holder to redeem the units for cash, are presented as a liability and recorded at fair value, with the change in fair value recorded in net income. For the three months ended September 30, 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $208 million. As a result of the Combination, the Fund units were exchanged for limited partnership units and the Fund was dissolved.

SEGMENTED DISCLOSURES

HYDROELECTRIC GENERATION

The following table reflects the results of our hydroelectric operations for the three months ended September 30:

(Millions, except as noted)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	1,378	1,232	868	3,478

Generation (GWh) – actual(1)	889	705	868	2,462

Revenues	$55	$42	$83	$180

Other income	-	-	2	2

Share of cash earnings from equity-accounted investments	-	1	2	3

Direct operating costs	(33)	(16)	(32)	(81)

Adjusted EBITDA(2)	22	27	55	104

Interest expense – borrowings	(34)	(18)	(8)	(60)

Current income taxes	5	-	(4)	1

Cash portion of non-controlling interests	4	-	(2)	2
Funds from operations(2)	$(3)	$9	$41	$47

(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(Millions, except as noted)	2011
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	1,336	1,267	842	3,445

Generation (GWh) – actual(1)	1,503	1,030	842	3,375

Revenues	$107	$59	$86	$252

Other income	-	-	7	7

Share of cash earnings from equity-accounted investments	2	3	2	7

Direct operating costs	(35)	(18)	(29)	(82)

Adjusted EBITDA(2)	74	44	66	184

Interest expense - borrowings	(37)	(16)	(27)	(80)

Current income taxes	3	1	(5)	(1)

Cash portion of non-controlling interests	(9)	-	-	(9)
Funds from operations(2)	$31	$29	$34	$94

(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from our U.S. portfolio was 889 GWh for the three months ended September 30, 2012 compared to the long-term average of 1,378 GWh and compared to the prior year generation of 1,503 GWh. The decrease was attributable to lower inflows and generation given the persistent warm temperatures and below average rainfalls in New York state and the mid-western United States. While the impact of Hurricane Isaac provided improvement to inflows towards the latter part of the quarter there was still below average generation from our facility in Louisiana. In the third quarter of 2011, generation was above long-term average across most regions given the record levels of rainfall and flood conditions resulting from Hurricane Irene.

Revenues totaled $55 million for the three months ended September 30, 2012 representing a year-over-year decrease of $52 million. Approximately $64 million of the decrease was the result of generation levels affecting assets in regions where PPA prices are higher than our average, and this had a disproportionate impact on our financial results. The amended PPAs executed on the date of the Combination partly offset the decrease from lower generation by $12 million.

Funds from operations totaled negative $3 million for the three months ended September 30, 2012, representing a year-over-year decrease of $34 million. Funds from operations were impacted by the decrease in Adjusted EBTIDA net of non-controlling interests.

Canada

Generation from our Canadian portfolio was 705 GWh for the three months ended September 30, 2012 compared to the long-term average of 1,232 GWh and compared to the prior year generation of 1,030 GWh. The decrease in generation was primarily attributable to lower inflows resulting from drier than usual conditions and low levels of precipitation in Ontario and Quebec.

Revenues totaled $42 million for the three months ended September 30, 2012, representing a year-over-year decrease of $17 million. Lower generation levels resulted in a $20 million decrease in revenues. The amended PPAs, executed on the date of the Combination, partly offset the decrease by $4 million.

Funds from operations totaled $9 million for the three months ended September 30, 2012, representing a year-over-year decrease of $20 million.

Brazil

Generation from our Brazilian portfolio was 868 GWh for the three months ended compared to the prior year generation of 842 GWh.

Our risk of a generation shortfall in Brazil continues to be minimized by our participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $83 million for the three months ended September 30, 2012 representing a year-over-year decrease of $3 million. The decrease in revenues is primarily attributable to $13 million relating to the appreciation of the U.S. dollar relative to the Brazilian real, partly offset by the increase in revenue relating to average prices increases of $7 million.

Funds from operations totaled $41 million for the three months ended September 30, 2012, representing a year-over-year increase of $7 million. The increase in funds from operations is primarily attributable to a reduction in interest expense from the repayment of subsidiary borrowings during the first quarter of 2012.

WIND ENERGY

The following table reflects the results of our wind operations for the three months ended September 30:

(Millions, except as noted)	United States	Canada	2012	2011 (1)

Generation (GWh) – LTA(2)	236	238	474	128

Generation (GWh) – actual(2)	150	151	301	93

Revenues	$17	$18	$35	$13

Direct operating costs	(11)	(5)	(16)	(3)

Adjusted EBITDA(3)	6	13	19	10

Interest expense – borrowings	(7)	(11)	(18)	(6)

Cash portion of non-controlling interests	2	-	2	-
Funds from operations(3)	$1	$2	$3	$4

(1)	Results for 2011 are entirely from Canadian assets.
(2)	Actual and long-term average generation includes 100% of the generation from equity-accounted investments.
(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

United States

Generation from our U.S. wind portfolio was 150 GWh for the three months ended September 30, 2012 compared to the long-term average of 236 GWh. In 2011, we held no wind assets in our U.S. portfolio and in the first quarter of 2012 we acquired or commissioned four wind facilities in California and the northeastern United States. Results were below long-term average for the current period primarily due to lower wind conditions.

Canada

Generation from our Canadian wind portfolio was 151 GWh for the three months ended September 30, 2012 compared to the long-term average of 238 GWh and compared to the prior year generation of 93 GWh. The increase in generation from the prior year is primarily attributable to the contribution of 62 GWh from our eastern Canadian facility integrated in 2011. Results were below long-term average for the current period primarily due to lower wind conditions across southwestern Ontario.

Revenues totaled $18 million for the three months ended September 30, 2012 representing a year-over-year increase of $5 million. Approximately $9 million of the increase is attributable to generation from the eastern Canadian facility integrated in the fourth quarter of 2011 and which was partly offset by the appreciation of the U.S. dollar and below average wind conditions.

Funds from operations totaled $2 million for the three months ended September 30, 2012, representing a year-over-year decrease of $2 million. Higher revenues of $5 million were offset by increased direct operating costs of $2 million, and interest expense of $5 million associated with the growth of the portfolio.

FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results

	Actual Generation		LTA Generation		Actual vs. LTA		Actual vs. Prior Year

GENERATION (GWh)	2012	2011	2012	2011	2012	2011	2012
Hydroelectric generation
United States	4,466	5,394	5,336	5,156	(870)	238	(928)
Canada	2,999	3,300	3,797	3,872	(798)	(572)	(301)
Brazil(1)	2,546	2,428	2,554	2,428	(8)	-	118
	10,011	11,122	11,687	11,456	(1,676)	(334)	(1,111)
Wind energy
Canada	765	407	854	463	(89)	(56)	358
United States	461	-	646	-	(185)	-	461
	1,226	407	1,500	463	(274)	(56)	819
Other	652	500	417	302	235	198	152
Total generation(2)	11,889	12,029	13,604	12,221	(1,715)	(192)	(140)

(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

Generation levels during the nine months ended September 30, 2012 totaled 11,889 GWh, a decrease of 140 GWh or 1% as compared to the same period of the prior year primarily due to lower generation across our hydroelectric portfolios in the United States and Canada. This was partly offset by an increase in generation from our wind portfolio and hydroelectric facilities in Brazil with assets acquired or commissioned within the last 12 months.

Generation from our hydroelectric portfolio totaled 10,011 GWh, a decrease of 1,111 GWh, as a result of lower levels of precipitation and warmer than average temperatures across eastern Canada, the northeastern United States and in the mid-western United States. The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011 resulting from Hurricane Irene. Generation from our hydroelectric portfolio in Brazil was positively impacted by the contribution of a facility acquired in 2011.

Generation from our wind portfolio totaled 1,226 GWh, an increase of 819 GWh, as a result of the contributions from recently acquired or commissioned facilities in California and New England, and from an Ontario facility commissioned in 2011. Results were below long-term average as a result of timing differences between commercial operation dates and full commissioning of the assets, and lower wind conditions across the U.S. and Canadian facilities.

NET INCOME (LOSS), ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects the Adjusted EBITDA, funds from operations and the reconciliation to net loss for the nine months ended September 30:

	Results under actual generation
(Millions, except as noted)	2012	2011
Generation (GWh)	11,889	12,029

Revenues	992	902
Other income	12	17
Share of cash earnings from equity-accounted investments	11	19
Direct operating costs	(358)	(288)
Adjusted EBITDA (1)	657	650
Interest expense - borrowings	(313)	(304)
Management service costs	(25)	-
Current income taxes	(12)	(7)
Cash portion of non-controlling interests	(34)	(41)
Funds from operations (2)	273	298

Cash portion of non-controlling interests included in funds from operations	34	41

Other items:
Depreciation and amortization (3)	(360)	(341)
Unrealized financial instrument gain (loss)	(6)	(9)
Loss on Fund unit liability	-	(368)
Share of non-cash loss from equity-accounted investments	(13)	(10)
Deferred income tax recovery	40	36
Other	1	(12)
Net loss	(31)	(365)

Net loss attributable to:
Participating non-controlling interests - in operating subsidiaries	(26)	10
Preferred equity	10	10
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(7)	(190)
Limited partnership units	(8)	(195)

Basic and diluted loss per share (4)
Limited partnership units	(0.06)	(1.46)

(1)	Variation in generation is described under Item 5.A “Operating Results—Segmented Disclosures.”
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	See note 2(c) to the unaudited interim consolidated financial statements concerning changes in estimates related to depreciation expense.
(4)	Average LP Units outstanding during the period totaled 132.8 million.

Revenues totaled $992 million for the nine months ended September 30, 2012, representing a year-over-year increase of $90 million. Approximately $103 million of the increase in revenues is attributable to generation from facilities acquired or commissioned in the last 12 months. These include hydroelectric generation facilities in Brazil and the mid-western United States, an eastern Canadian wind facility, as well as the recently acquired or commissioned wind facilities in California and the northeastern United States. A further $120 million of the increase in revenues was attributable to the amended PPA entered into at the time of the Combination. Offsetting these increases in revenues was $133 million resulting from reduced generation levels at existing facilities and the appreciation of the U.S. dollar relative to the Canadian dollar and Brazilian real.

Adjusted EBITDA totaled $657 million for the nine months ended September 30, 2012, representing a year-over-year increase of $7 million. The increase in revenues was offset by the increase in direct operating costs and interest expense primarily associated with new facilities acquired or commissioned in the last 12 months.

Interest expense on borrowings reflects the cost related to approximately $4.2 billion of non-recourse asset-specific borrowings and $1.7 billion of corporate borrowings and credit facilities. During the year, we have been proactively taking advantage of the low interest rate environment to reduce the cost of capital and increase the duration of our borrowings. As a result, interest expense has decreased either due to the repayment or refinancing of higher-yielding borrowings. During the nine months ended September 30, 2012, long-term debt increased by $331 million from assets acquired or commissioned during this period, causing an increase in interest expense compared to the same period of the prior year. The increased interest expense for the nine months ended September 30, 2012 was largely offset by interest savings associated with the initiatives to lower borrowing costs.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in Total Capitalization Value. Management service costs came into effect as part of the Combination.

Funds from operations totaled $273 million for the nine months ended September 30, 2012, a decrease of $25 million year-over-year. The decrease in funds from operations is primarily attributable to the management service costs of $25 million.

Depreciation expense for the nine months ended September 30, 2012 was $83 million lower than the prior year as a result of the change in estimate of the useful lives of certain components of property, plant and equipment. Assets acquired or commissioned within the last 12 months increased depreciation expense by $65 million.

For the nine months ended September 30, 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $368 million.

The net loss was $31 million for the nine months ended September 30, 2012 (2011: $365 million loss) and reflects the normal course depreciation and amortization expense of $360 million (2011: $341 million).

SEGMENTED DISCLOSURES

HYDROELECTRIC GENERATION

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(Millions, except as noted)	2012

	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	5,336	3,797	2,554	11,687

Generation (GWh) – actual(1)	4,466	2,999	2,546	10,011

Revenues	$343	$207	$262	$812

Other income	1	2	9	12

Share of cash earnings from equity-accounted investments	5	2	4	11

Direct operating costs	(111)	(49)	(90)	(250)

Adjusted EBITDA(2)	238	162	185	585

Interest expense – borrowings	(102)	(51)	(51)	(204)

Current income taxes	1	-	(13)	(12)

Cash portion of non-controlling interests	(12)	-	(10)	(22)
Funds from operations(2)	$125	$111	$111	$347

(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(Millions, except as noted)	2011

	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	5,156	3,872	2,428	11,456

Generation (GWh) – actual(1)	5,394	3,300	2,428	11,122

Revenues	$384	$177	$249	$810

Other income	-	-	17	17

Share of cash earnings from equity-accounted investments	9	5	5	19

Direct operating costs	(103)	(48)	(82)	(233)

Adjusted EBITDA(2)	290	134	189	613

Interest expense - borrowings	(110)	(50)	(72)	(232)

Current income taxes	2	5	(14)	(7)

Cash portion of non-controlling interests	(24)	-	(7)	(31)
Funds from operations(2)	$158	$89	$96	$343

(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from our U.S. portfolio was 4,466 GWh for the nine months ended September 30, 2012 compared to the long-term average of 5,336 GWh and compared to the prior year generation of 5,394 GWh. The decrease is attributable to lower inflows and generation given the warmer temperatures and below average rainfall in New York state and in the mid-western United States. The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011, with Hurricane Irene impacting the mid-western and eastern United States.

Revenues totaled $343 million for the nine months ended September 30, 2012 representing a year-over-year decrease of $41 million. The decrease in generation affected assets in regions where PPA prices are higher than our average, which had a disproportionate impact on our financial results. The amended PPAs, executed on the date of the Combination partly offset the decrease from below average generation.

Funds from operations totaled $125 million for the nine months ended September 30, 2012, representing a year-over-year decrease of $33 million. The decrease in funds from operations is attributable to the decrease in revenues.

Canada

Generation from our Canadian portfolio was 2,999 GWh for the nine months ended September 30, 2012 compared to the long-term average of 3,797 GWh and compared to the prior year generation of 3,300 GWh. The decrease in generation is primarily attributable to lower inflows resulting from drier than usual conditions in Ontario and Québec.

Revenues totaled $207 million for the nine months ended September 30, 2012, representing a year-over-year increase of $30 million. Although generation had decreased in the period, the amended PPAs, executed on the date of the Combination more than offset the impact of the decrease from below average generation.

Funds from operations totaled $111 million for the nine months ended September 30, 2012, representing a year-over-year increase of $22 million. Funds from operations increased with revenues and was partly offset by the increase in current income taxes by $5 million.

Brazil

Generation from our Brazilian portfolio was 2,546 GWh for the nine months ended September 30, 2012 compared to the prior year generation of 2,428 GWh. Generation in the current period includes the addition of two hydroelectric facilities which were acquired during the last 12 months.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $262 million for the nine months ended September 30, 2012, representing a year-over-year increase of $13 million. The increase in revenues is primarily attributable to generation from the new facilities.

Funds from operations totaled $111 million for the nine months ended September 30, 2012, representing a year-over-year increase of $15 million. The increase in funds from operations is attributable to the new facilities, and a reduction in interest expense from the repayment of subsidiary borrowings during the first quarter of 2012.

WIND ENERGY

The following table reflects the results of our wind operations for the nine months ended September 30:

(Millions, except as noted)	United States	Canada	2012	2011 (1)

Generation (GWh) – LTA(2)	646	854	1,500	463

Generation (GWh) – actual(2)	461	765	1,226	407

Revenues	$42	$89	$131	$45

Direct operating costs	(20)	(14)	(34)	(8)

Adjusted EBITDA(3)	22	75	97	37

Interest expense – borrowings	(17)	(32)	(49)	(19)

Cash portion of non-controlling interests	(2)	-	(2)	-
Funds from operations(3)	$3	$43	$46	$18

(1)	Results for 2011 are entirely from Canadian assets.
(2)	Actual and long-term average generation includes 100% of the generation from equity-accounted investments.
(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from our U.S. wind portfolio was 461 GWh for the nine months ended September 30, 2012 compared to the long-term average of 646 GWh. In 2011, we held no U.S. wind assets in our portfolio and in the first quarter of 2012, we acquired or commissioned four facilities in California and the northeastern United States. Results were below long-term average as a result of timing differences between commercial operation dates and full commissioning of the assets, and lower wind conditions.

Canada

Generation from our Canadian wind portfolio was 765 GWh for the nine months ended September 30, 2012 compared to the long-term average of 854 GWh and compared to the prior year generation of 407 GWh. The increase in generation from prior year is primarily attributable to the contribution of 335 GWh from our eastern Canadian facility integrated in the fourth quarter of 2011. Results were below long-term average for the current period due to lower than expected wind conditions.

Revenues totaled $89 million for the nine months ended September 30, 2012, representing a year-over-year increase of $44 million. Approximately $47 million of the increase is attributable to generation from the eastern Canadian facility integrated in the fourth quarter of 2011.

Funds from operations totaled $43 million for the nine months ended September 30, 2012, representing a year-over-year increase of $25 million. The increase is attributable to the growth of the business.

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

NET ASSET VALUE

The following table presents our net asset value:

	Total		Per Share
	Sep 30	Dec 31	Sep 30	Dec 31
(Millions, except as noted)	2012	2011	2012	2011
Property, plant and equipment, at fair value
Hydroelectric(1)	$12,392	$12,463	$47.20	$47.47
Wind energy	2,303	1,480	8.77	5.64
Other	89	86	0.34	0.33
	14,784	14,029	56.31	53.44
Development assets	445	378	1.69	1.44
Working capital and other, net	(13)	380	(0.05)	1.45
Long-term debt and credit facilities	(5,850)	(5,519)	(22.28)	(21.02)
Participating non-controlling interests – in operating subsidiaries	(728)	(629)	(2.77)	(2.40)
Preferred equity	(250)	(241)	(0.95)	(0.92)
Net asset value(2)	$8,388	$8,398	$31.95	$31.99

(1)	Includes $307 million of equity-accounted investments (2011: $405 million) and $49 million of intangible assets (2011: $57 million).
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The net asset value of Brookfield Renewable totaled approximately $8.4 billion as at September 30, 2012 which is consistent with our value as at December 31, 2011. An increase in net asset value from assets acquired or commissioned within the last nine months was offset by increased capitalization and non-controlling interest resulting from our portfolio growth, as well as by the decrease in working capital.

The assets deployed in our renewable power operations are revalued on an annual basis, with the exception of foreign exchange impacts which are calculated quarterly.

We value our assets based on discounted cash flows over a 20-year period and key assumptions utilized in 2011 were as follows:

	United States	Canada	Brazil
Discount rate	5.6%	5.4%	9.9%
Terminal capitalization rate	7.2%	6.8%	N/A
Exit date	2031	2031	2029

A 50 bps change in discount rates would have an approximate $1 billion impact on the fair values of our property, plant and equipment.

NET ASSET VALUE FOR HYDROELECTRIC FACILITIES

The following table presents our net asset value of the hydroelectric facilities:

(Millions)	United States	Canada	Brazil	Sep 30 2012	Dec 31 2011
Hydroelectric power assets(1)	$4,530	$5,042	$2,513	$12,085	$12,138

Development assets	65	167	189	421	147

Equity – accounted investments	162	69	76	307	325
	4,757	5,278	2,778	12,813	12,610

Working capital and other, net	65	(16)	139	188	300

Subsidiary borrowings	(1,758)	(961)	(356)	(3,075)	(3,411)

Participating non-controlling interests – in operating subsidiaries	(175)	(25)	(197)	(397)	(459)

Net asset value(2)	$2,889	$4,276	$2,364	$9,529	$9,040

(1)	Includes intangibles for 2012: $49 million and 2011: $57 million.
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The net asset value of our hydroelectric facilities was $9.5 billion as at September 30, 2012, an increase of $489 million from December 31, 2011. The increase in net asset value was primarily attributable to the construction of the hydroelectric facilities in Brazil and British Columbia. During the nine months ended September 30, 2012, we repaid over $300 million in subsidiary borrowings, further increasing the net asset value of our hydroelectric facilities.

NET ASSET VALUE FOR WIND FACILITIES

The following table presents the net asset value of our wind facilities:

(Millions)	United States	Canada	Sep 30 2012	Dec 31 2011
Wind power assets	$861	$1,442	$2,303	$1,400

Development assets	1	18	19	231

Equity – accounted investments	-	-	-	80
	862	1,460	2,322	1,711

Working capital and other, net	3	(78)	(75)	(26)

Subsidiary borrowings	(462)	(660)	(1,122)	(785)

Participating non-controlling interests – in operating subsidiaries	(331)	-	(331)	(170)

Net asset value(1)	$72	$722	$794	$730

(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The net asset value of our wind facilities was $794 million as at September 30, 2012, compared to $730 million as at December 31, 2011. This increase is primarily due to acquisitions and commissioning of wind facilities in California and the northeastern United States that was partly offset by the increased capitalization related to new facilities, increased participating non-controlling interests – in operating subsidiaries and a decrease in working capital.

Segmented Net Asset Value

The following table provides a breakdown of our consolidated net asset value by region:

	Hydroelectric			Wind
(Millions)	United States	Canada	Brazil	United States	Canada	Other assets	Corporate and other	September 30, 2012	December 31, 2011
Total power assets	$4,530	$5,042	$2,513	$861	$1,442	$89	$-	$14,477	$13,624
Equity accounted	162	69	76	-	-	-	-	307	405
Development assets	65	167	189	1	18	5	-	445	378
	$4,757	$5,278	$2,778	$862	$1,460	$94	$-	$15,229	$14,407
Working capital, net	65	(16)	139	3	(78)	(4)	(122)	(13)	380
Long-term debt and credit facilities	(1,758)	(961)	(356)	(462)	(660)	-	(1,653)	(5,850)	(5,519)
Participating NCI	(175)	(25)	(197)	(331)	-	-	-	(728)	(629)
Preferred equity	-	-	-	-	-	-	(250)	(250)	(241)
Net Asset Value(1)	$2,889	$4,276	$2,364	$72	$722	$90	$(2,025)	$8,388	$8,398
Net Asset Value – per share	$11.01	$16.29	$9.01	$0.27	$2.75	$0.34	$(7.72)	$31.95	$31.99

(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

LIQUIDITY AND CAPITAL RESOURCES

We operate with sufficient liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis. As part of our financing strategy, we raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries. As at September 30, 2012, subsidiary and corporate borrowings increased from December 31, 2011 as a result of the growth of our portfolio during the period. Our debt to capitalization ratio was 38% as at September 30, 2012, which is consistent with December 31, 2011.

Capitalization

The following table summarizes our capitalization using book values:

(Millions)	Sep 30 2012	Dec 31 2011
Credit facilities(1)	$136	$251
Corporate borrowings(1)	1,517	1,071
Subsidiary borrowings(2)	4,197	4,197
Long-term indebtedness	5,850	5,519
Participating non-controlling interests - in operating subsidiaries	728	629
Preferred equity	250	241
Net asset value	8,388	8,398
Total capitalization	$15,216	$14,787
Debt to total capitalization(3)	38%	37%

(1)	Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.
(2)	Issued by a subsidiary of Brookfield Renewable and secured against its assets. The amounts are not guaranteed.
(3)	Non-IFRS measures. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures”.

Subsequent to September 30, 2012, we issued C$250 million of Class A Preference Shares with fixed, annual, cumulative dividends yielding 4.4%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

In addition, we completed a C$175 million financing of our 45 MW British Columbia hydroelectric development project with a term of 41 years at a rate of 4.45%.

Available liquidity

Total liquidity is comprised of cash and the available portion of credit facilities. As at September 30, 2012, we had $874 million of available liquidity (December 31, 2011: $457 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

During the three months ended September 30, 2012, our liquidity decreased by $131 million as a result of the repayment of subsidiary borrowings, an investment in Western Wind, and the continued funding for the development of hydroelectric facilities in British Columbia and Brazil. For the nine months ended September 30, 2012, available liquidity increased by $417 million primarily as a result of the $390 million increase in available credit facilities secured during the first half of the year.

With cash on hand and cash generated by our operations, we have continued to invest in growth initiatives and pay unitholder distributions. Despite generation levels that have been below long-term average in 2012, we have not increased amounts drawn on credit facilities, demonstrating the financial resilience of the operations and our ability to mitigate the impact that the short-term fluctuations in generation have on funds from operations.

(Millions)	Sep 30 2012	Dec 31 2011
Cash and cash equivalents	$177	$267
Credit facilities
Authorized credit facilities	990	601
Issued letters of credit	(157)	(160)
Draws on credit facilities	(136)	(251)
Available portion of credit facilities	697	190
Available liquidity	$874	$457

Corporate and subsidiary borrowings

The following table summarizes our principal repayments and maturities over the next three years:

FOR THE YEARS ENDED DECEMBER 31 (Millions)	Balance of 2012	2013	2014
Subsidiary borrowings – consolidated	$ 489	$523	$288

Subsidiary borrowings – total(1)	$ 489	$524	$289

(1)	Includes total borrowings incurred on behalf of equity-accounted investments.

We have no corporate borrowings maturing before 2016.

Subsidiary borrowings maturing in the next 12 months relate to the Ontario wind assets and hydroelectric facilities in New York which we expect to refinance in the normal course.

The overall maturity profile and average interest rates associated with corporate and subsidiary borrowings are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30 2012	Dec 31 2011	Sep 30 2012	Dec 31 2011
Corporate borrowings	9.0	9.6	5.3	5.5
Subsidiary borrowings	10.0	10.0	6.7	7.5

CONTRACT PROFILE

We have a predictable pricing profile driven by both long-term PPAs with a weighted-average remaining duration of 23 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

As at September 30, 2012, we had contracted virtually all of the 2012 generation at an average price of $83 per MWh. The following table sets out contracts over the balance of 2012 and the following four years for generation from existing facilities assuming long-term average hydrology and wind conditions:

FOR THE YEARS ENDED DECEMBER 31 (Millions, except as noted)	Balance of 2012	2013	2014	2015	2016
Generation (GWh)

Contracted(1)

Hydroelectric(2)	3,736	15,335	14,742	14,052	13,921

Wind energy	522	2,104	2,104	2,104	2,104

Other	104	398	134	-	-
	4,362	17,837	16,980	16,156	16,025

Uncontracted	48	388	1,071	1,809	1,940
LTA	4,410	18,225	18,051	17,965	17,965

Contracted generation – as at September 30, 2012:

% of total generation	99%	98%	94%	90%	89%

Price per MWh	$83	$86	$85	$86	$86

(1)	Assets under construction are included when long-term average and pricing details are available and the commercial operations date is established in a definitive construction contract.
(2)

Long-term average for 2013 to 2016 includes generation from two facilities in Brazil and one in Canada that are currently under construction with estimated commercial operation dates commencing in 2013 and 2014, respectively.

The majority of the long-term PPAs are with investment-grade rated or creditworthy counterparties such as Brookfield Asset Management and its subsidiaries (47%), government-owned utilities or power authorities (19%), industrial power users (25%) and distribution companies (9%).

Over the next three years we have on average approximately 955 GWh of energy annually which is uncontracted. All of this power can be sold into the current wholesale or bilateral market, however we intend to maintain flexibility in re-contracting to position ourselves to achieve the most optimal pricing.

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets:

(Millions)	Sep 30 2012	Dec 31 2011

Property, plant and equipment, at fair value	$14,520	$13,945

Equity-accounted investments	307	405

Total assets	15,933	15,708

Long-term debt and credit facilities	5,850	5,519

Deferred income tax liabilities	2,427	2,374

Total liabilities	8,982	8,508

Participating non-controlling interests - in operating subsidiaries	728	629

Preferred equity	250	241

Redeemable/Exchangeable partnership units held by Brookfield Asset Management	2,950	3,127

Limited partnership units	3,023	3,203

Total liabilities and equity	15,933	15,708

Contractual Obligations

There were no significant changes during the nine months ended September 30, 2012.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and subsidiaries of Brookfield Renewable provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2012, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $79 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount, except for related party acquisitions. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term PPAs to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 8 Related Party Transactions of the December 31, 2011 annual audited consolidated financial statements.

The decrease from $253 million to $51 million in the current portion due from related parties is attributed to the draws on demand deposits and the settlement of amounts related to the acquisition of a wind facility in California.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended Sep 30		Nine months ended Sep 30
(Millions)	2012	2011	2012	2011
Revenues
Purchase and revenue support agreements	$54	$56	$289	$191
Wind levelization agreement	1	3	1	5
	$55	$59	$290	$196
Direct operating costs
Energy purchases	$(8)	$(7)	$(38)	$(25)
Operations, maintenance and administration services	(5)	(3)	(14)	(11)
Insurance services	(5)	(4)	(13)	(12)
	$(18)	$(14)	$(65)	$(48)
Interest expense	$-	$(11)	$-	$(24)
Management service costs	$(10)	$-	$(25)	$-

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated cash flow statements for the three and nine months ended September 30:

	Three months ended Sep 30		Nine months ended Sep 30
(Millions)	2012	2011	2012	2011
Cash flow provided by (used in):
Operating activities	$ 84	$ 81	$ 378	$ 325
Financing activities	(204)	391	(402)	687
Investing activities	19	(544)	16	(971)
Foreign exchange loss (gain) on cash held in foreign currencies	1	(18)	(7)	(11)
(Decrease) increase in cash and cash equivalents	$ (100)	$ (90)	$ (15)	$ 30

Cash and cash equivalents as at September 30, 2012 totaled $252 million, representing a decrease of $15 million since December 31, 2011. Cash and cash equivalents include $75 million of restricted cash (December 31, 2011: $42 million).

Operating Activities

Cash flows provided by operating activities totaled $84 million for the three months ended September 30, 2012, resulting in a year-over-year increase of $3 million. The increase was primarily due to a $78 million net change in working capital balances, offset by a $68 million decrease in funds from operations.

Cash flows provided by operating activities totaled $378 million for the nine months ended September 30, 2012, resulting in a year-over-year increase of $53 million. The changes in working capital balances, share of loss from equity-accounted investments, and other non-cash items totaling $75 million were offset by the decrease in funds from operations of $25 million from the prior year.

Financing Activities

Cash flows used in financing activities totaled $204 million for the three months ended September 30, 2012 and were primarily attributable to the net repayments related to subsidiary borrowings and credit facilities of $134 million, and distributions paid of $95 million.

Cash flows used in financing activities totaled $402 million for the nine months ended September 30, 2012 and were primarily attributable to distributions paid of $304 million and repayments related to borrowings of $240 million. Capital provided by participating non-controlling interests - in operating subsidiaries for the acquisitions of assets amounted to $142 million.

For the nine months ended September 30, 2012, cash distributions to shareholders and preferred shareholders were $271 million and $10 million, respectively (2011: $72 million and $10 million, respectively). The remaining $23 million in distributions was related to participating non-controlling interests - in operating subsidiaries (2011: $21 million). In January 2012, we announced an increase in shareholder distributions to $1.38 per share, on an annualized basis, that took effect in April 2012.

Subsequent to September 30, 2012, we issued 10 million Class A Preference Shares at a price of C$25.00. Holders are entitled to receive fixed, cumulative dividends, payable quarterly, yielding 4.4% at the issue price annually.

In addition, we completed a C$175 million financing of our 45 MW British Columbia hydroelectric development project with a term of 41 years at a rate of 4.45%.

Investing Activities

Cash flows provided by investing activities totaled $19 million for the three months ended September 30, 2012. During the quarter, we received $84 million in investment tax credits pursuant to government incentives to build new renewable wind facilities and $54 million related to the settlement of a portion of due from related party balances. The increase in cash provided by these activities was partly offset by the continued investment in sustaining capital expenditures and construction of renewable power generating assets which amounted to $83 million. During the period, we acquired a hydroelectric facility in Brazil and purchased publicly issued securities totaling $43 million.

Cash flows provided by investing activities for the nine months ended September 30, 2012 totaled $16 million. During the nine months ended September 30, 2012, we received $199 million in investment tax credits pursuant to government incentives to build new renewable wind facilities and $192 million related to the settlement of certain related party balances. The increase in cash provided by these activities was partly offset by the continued investment in sustainable capital expenditures and construction of renewable power generating assets, which amounted to $282 million, as well as $146 million related to the acquisition of wind facilities in California, and a hydroelectric facility in Brazil.

Equity

Brookfield Renewable’s equity includes general partnership interests, LP Units and Redeemable/Exchangeable partnership units.

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may, at the request of the holder, require BRELP to redeem the units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity.

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747, on a fully-exchanged basis.

Brookfield Renewable maintains a distribution reinvestment plan, which allows holders of LP Units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. The LP Units increased by 11,587 and 57,359 for the three and nine months ended September 30, 2012, respectively.

As of the date of this Form 20-F, the total amount of our LP Units and Redeemable/Exchangeable partnership units outstanding was 132,901,916 and 129,658,623, respectively, and general partnership interests of 0.01%.

A secondary offering was completed during the first quarter of 2012 in which a wholly-owned subsidiary of Brookfield Asset Management sold 13,144,500 of its LP Units (11,430,000 LP Units plus 1,714,500 LP Units pursuant to an over-allotment option) at an offering price of C$26.25 per LP Unit. Brookfield Asset Management had owned approximately 73% of Brookfield Renewable on a fully-exchanged basis. Upon the completion of the secondary offering and giving effect to the over-allotment option, Brookfield Asset Management now owns, directly and indirectly, 177,750,609 LP Units, representing approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances where there is insufficient cash available, where payment renders Brookfield Renewable unable to pay its debts as and when they fall due, or when payment of which might leave Brookfield Renewable unable to meet any future or contingent obligations.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The consolidated interim financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 Significant Accounting Policies to the September 30, 2012 consolidated interim financial statements are considered critical accounting estimates as defined in regulation 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These estimates are critical given the significance of the property, plant and equipment and the related deferred income tax liabilities, as well as the number of assumptions used in determining their fair values. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans in Mississagi Power Trust and Great Lakes Power Limited. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)	Consolidation

IFRS 10, Consolidation (“IFRS 10”) was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the consolidated financial statements.

(iii)	Joint arrangements

IFRS 11, Joint Arrangements (“IFRS 11”) was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures (“IAS 31”), and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the consolidated financial statements.

(iv)	Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the consolidated financial statements.

(v)	Fair value measurement

IFRS 13, Fair Value Measurement (“IFRS 13”) a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16, Property, Plant and Equipment (“IAS 16”) concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the consolidated financial statements.

(vi)	Accounting for employee benefits and minimum funding requirements

In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits (“IAS 19”). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in other comprehensive income (“OCI”). These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(vii)	Presentation of items of OCI

In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(viii)	Consolidation and Separate Financial Statements

In May 2011, IASB amended and reissued IAS 27. The amended standard is to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(ix)	Investment in Associates

In May 2011, IASB amended and reissued IAS 28, Investment in Associates and Joint Ventures. The amended standard prescribes the accounting treatment for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2012			2011				2010

(Millions, except as noted)	Q3	Q2	Q1	Q4(1)	Q3(1)	Q2(1)	Q1(1)	Q4
Generation (GWh)(2)	2,971	4,101	4,817	3,848	3,614	4,491	3,924	4,002
Revenues	$229	$337	$426	$267	$280	$329	$293	$281

Adjusted EBITDA(3)	118	221	318	154	197	238	215	201

Funds from operations(3)	11	87	175	34	79	116	103	68
Limited partnership units	6	44	89	17	40	59	52	34

Net (loss) income
Participating non-controlling interests - in operating subsidiaries	(11)	(14)	(1)	1	7	9	(6)	3
Preferred equity	4	3	3	3	3	4	3	3
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(26)	4	14	(44)	(124)	(21)	(44)	205
Limited partnership units	(26)	4	15	(46)	(128)	(22)	(46)	209
	(59)	(3)	31	(86)	(242)	(30)	(93)	420

Basic and diluted earnings (loss) per share(4)
Limited partnership units	(0.20)	0.03	0.11	(0.34)	(0.95)	(0.17)	(0.34)	1.57

Distributions
Preferred equity	3	4	3	3	3	4	3	3
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	45	46	44	44	17	17	17	17
Limited partnership units	47	47	46	45	17	17	18	18
(1)

Comparative quarterly consolidated financial information for the year ended December 31, 2011 was revised to reflect adjustments, primarily related to deferred income tax and foreign currency translation, which were identified through the completion of the Combination. The adjustments do not impact the comparative annual consolidated financial information for the year ended December 31, 2011. See note 2(d) to the unaudited interim consolidated financial statements.

(2)	Actual generation includes 100% of generation from equity-accounted investments.
(3)	Non-IFRS measures. See “Net Income (Loss), Adjusted EBITDA, and Funds from Operations on a Consolidated Basis.”
(4)	Average LP Units outstanding during the period totaled 132.8 million.

SUBSEQUENT EVENTS

Subsequent to September 30, 2012, we issued C$250 million of Class A Preference Shares with fixed, annual, cumulative dividends yielding 4.4%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. The shares commenced trading on October 11, 2012 on the TSX under the ticker symbol “BRF.PR.C”.

On November 1, 2012, we secured financing for our 45 MW British Columbia hydroelectric facility under construction through a C$175 million bond with a term of 41 years at an interest rate of 4.45%.

PRO FORMA FINANCIAL REVIEW FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

We are providing pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management and other service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial results give effect to the following transactions:

Items affecting future cash flows:

•	amendment and execution of PPAs; and

•	execution of management and other service agreements.

Items not affecting cash flows:

•	changes in the fair value of property, plant and equipment due to the change in PPAs and the resulting change in depreciation expense;

•	settlement of intercompany balances as at the date of the transaction; and

•	elimination of the Fund unit liability and related unrealized gain or loss on remeasurement.

For additional information on the pro forma adjustments see “Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results”.

The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transaction been effected on the date indicated. The accounting for certain of the Combination transactions required the determination of fair value estimates as at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011.

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS

The following table reflects the Adjusted EBITDA and funds from operations for the three months ended September 30, 2011:

	Results under actual generation	Results under LTA generation
(Millions, except as noted)	Pro forma Basis(1)	Pro forma Basis(1)(2)
Generation (GWh)	3,614	3,671
Revenues	$311	$295
Other income	7	7
Share of cash earnings from equity-accounted investments	7	7
Direct operating costs	(102)	(98)
Adjusted EBITDA(3)	223	211
Interest expense - borrowings	(104)	(104)
Management service costs	(4)	(4)
Current income taxes	(1)	(1)
Cash portion of non-controlling interests	(13)	(7)
Funds from operations(3)(4)	$101	$95
(1)	Pro forma results reflect new contracts and contract amendments, along with the tax implications of the Combination, as if each had occurred as of January 1, 2011.
(2)

Revenues are computed by using long-term average for each facility, and multiplied by the pricing in the respective PPAs. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time.

(3)	Non-IFRS measure. See “Reconciliation of Pro forma Results”.
(4)	Funds from operations attributable to LP Unitholders for results under actual generation and under LTA generation was $51 million and $48 million, respectively.

The following table reflects the Adjusted EBITDA and funds from operations for the nine months ended September 30, 2011:

	Results under actual generation	Results under LTA generation
(Millions, except as noted)	Pro forma Basis(1)	Pro forma Basis(1)(2)
Generation (GWh)	12,029	12,221
Revenues	$1,014	$1,018
Other income	17	17
Share of cash earnings from equity-accounted investments	19	19
Direct operating costs	(302)	(297)
Adjusted EBITDA(3)	748	757
Interest expense - borrowings	(304)	(304)
Management service costs	(15)	(15)
Current income taxes	(7)	(7)
Cash portion of non-controlling interests	(41)	(32)
Funds from operations(3)(4)	$381	$399
(1)	Pro forma results reflect new contracts and contract amendments, along with the tax implications of the Combination, as if each had occurred as of January 1, 2011.
(2)

Revenues are computed by using long-term average for each facility, and multiplied by the pricing in the respective PPAs. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time.

(3)	Non-IFRS measure. See “Reconciliation of Pro Forma Results”.
(4)	Funds from operations attributable to LP Unitholders for results under actual generation and under LTA generation was $193 million and $202 million, respectively.

RECONCILIATION OF PRO FORMA RESULTS

The following table reconciles Adjusted EBITDA, funds from operations and net loss on a consolidated basis to Adjusted EBITDA, funds from operations and net income on a pro forma basis, for the three and nine months ended September 30, 2011:

		Results under actual generation		Results under LTA generation
		Three months ended	Nine months ended	Three months ended	Nine months ended
(Millions)	Notes	Sep 30	Sep 30	Sep 30	Sep 30
Adjusted EBITDA on a consolidated basis		$ 197	$ 650	$ 197	$ 650
Change in revenues due to revised PPA	(i)	31	112	31	112
Change in revenues due to LTA generation	(ii)	-	-	(16)	4
Change in direct operating costs	(iii)	(5)	(14)	(1)	(9)

Adjusted EBITDA on a pro forma basis		$ 223	$ 748	$ 211	$ 757
Funds from operations on a consolidated basis		$ 79	$ 298	$ 79	$ 298
Change in revenues due to revised PPA	(i)	31	112	31	112
Change in revenues due to LTA generation	(ii)	-	-	(16)	4
Change in non-controlling interests	(ii)	-	-	6	9
Change in direct operating costs	(iii)	(5)	(14)	(1)	(9)
Management service costs	(iii)	(4)	(15)	(4)	(15)

Funds from operations on a pro forma basis		$ 101	$ 381	$ 95	$ 399
Net loss on a consolidated basis		$ (242)	$ (365)	$ (242)	$ (365)
Change in revenues due to revised PPA	(i)	31	112	31	112
Change in revenues due to LTA generation	(ii)	-	-	(16)	4
Change in direct operating costs	(iii)	(5)	(14)	(1)	(9)
Management service costs	(iii)	(4)	(15)	(4)	(15)
Elimination of loss on Fund unit liability	(iv)	208	368	208	368
Transfer of revaluation to OCI	(v)	12	9	12	9
Intercompany settlements	(vi)	6	19	6	19
Change in depreciation expense	(vii)	1	3	1	3
Deferred income taxes	(viii)	13	(21)	21	(17)

Net income on a pro forma basis		$ 20	$ 96	$ 16	$ 109

SUMMARY OF PRO FORMA ADJUSTMENTS AS THEY RELATE TO THE COMPARATIVE FINANCIAL RESULTS:

(i)	Power Purchase Agreements

Pro forma net income reflects the following contract changes that took effect at the time of the Combination; pursuant an amendment to the PPA between Brookfield Asset Management and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Brookfield Asset Management guarantees the price of electricity generated by facilities owned by GLPL, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

Brookfield Energy Marketing LP (“BEM LP”) and MPT, an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an amendment to the existing Master Power Purchase and Sale Agreement (the “Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and Brookfield Power U.S. Holding America Co. (“BPUSHA”), an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year.

The impacts of these contract price amendments and agreements are summarized as follows:

	Actual generation (GWh)		Incremental Revenue
(Millions, except as noted)	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
GLPL PPA	294	873	$4	$12
Mississagi PPA	135	424	4	15
Energy Revenue Agreement	765	2,861	23	85

	1,194	4,158	$31	$112

(ii)	Long-term Average Generation

For the three months ended September 30, 2011, long-term average generation was 57 GWh higher than actual generation. Generation levels in regions where PPA prices are higher than our average will have a disproportionate impact on our financial results. As a result, there would have been a decrease in revenues of $16 million had long-term average generation been achieved. For the nine months ended September 30, 2011, long-term average generation was 192 GWh higher than actual generation. There would have been an increase in revenues of $4 million had long-term average generation been achieved.

(iii)	Management and Other Service Agreements

An exclusive agreement with Brookfield Asset Management to provide operating, management and consulting services to Brookfield Renewable provides for a management service fee to be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the Total Capitalization Value. For the three and nine months ended September 30, 2011 pro forma results for management services costs reflect an expense of $4 million and $15 million, respectively.

Brookfield Renewable will also pay an annual marketing service fee of $18 million to a subsidiary of Brookfield Asset Management to reflect an agreement to provide energy marketing services. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the three and nine months ended September 30, 2011 reflects an expense of $5 million and $14 million, respectively, included in direct operating costs.

(iv)	Transfer of Brookfield Renewable Power Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management was completed at fair value satisfied by the issuance of Partnership units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of Partnership units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability, related to the change in fair value of the units and the distributions made for the three and nine months ended September 30, 2011 of $208 million and $368 million, respectively, was eliminated.

(v)	Changes in Fair Value of Financial Instruments

During the three and nine months ended September 30, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield Asset Management were accounted for as financial instruments with an unrealized loss of $12 million and $9 million, respectively.

As a result of new agreements and changes in existing agreements with Brookfield Asset Management and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument losses described above have been eliminated.

(vi)	Intercompany Settlements

Brookfield Renewable and its subsidiaries settled certain intercompany loans and transactions with Brookfield Asset Management upon completion of the Combination. During the three and nine months ended September 30, 2011, $6 million and $19 million, respectively, of interest income was recorded in the pro forma statement of income to reflect these transactions.

(vii)	Change in Depreciation Expense

The reduction in fair value of the power generating assets from Brookfield Renewable’s statement of income and loss results in a decrease in pro forma depreciation expense for the three and nine months ended September 30, 2011 of $1 million and $3 million, respectively.

(viii)	Deferred Income Tax

Net income on a pro forma basis for the three months ended September 30 2011, reflects a decrease in deferred taxes of $13 million. For the nine months ended September 30, 2011, deferred taxes would have increased by $21 million.

OVERVIEW OF PERFORMANCE ON A CONSOLIDATED BASIS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

					Variance of Results

For the years ended December 31	Actual Generation		LTA Generation		Actual vs. LTA		Actual vs. Prior year
Generation (GWh)	2011	2010	2011	2010	2011	2010	2011
Hydroelectric generation
United States	7,150	6,651	6,811	6,727	339	(76)	499
Canada	4,056	3,557	5,061	5,076	(1,005)	(1,519)	499
Brazil (1)	3,307	3,206	3,307	3,206	-	-	101
	14,513	13,414	15,179	15,009	(666)	(1,595)	1,099
Wind energy (2)	662	499	712	506	(50)	(7)	163
Other	702	567	406	372	296	195	135
Total generation (3)	15,877	14,480	16,297	15,887	(420)	(1,407)	1,397
% variance					(3)%	(9)%	10%

(1)	Assured generation levels.
(2)	Wind energy relates to Canadian wind assets.
(3)	Actual and long-term average generation includes 100% of generation from equity-accounted investments.

Generation for the year ended December 31, 2011 was 15,877 GWh or 10% higher than in the prior year, and 3% lower than the long-term average of 16,297 GWh. The improvement over the prior year reflects stronger hydrological conditions in Eastern Canada and New York. Although hydrology did return to more normalized levels, it was modestly below the long-term averages due to mild conditions and below-average inflows in Ontario and Québec.

Generation for the year ended December 31, 2010 was 14,480 GWh or 9% lower than in 2009 and 9% lower than the long-term average of 15,887 GWh. The decline from 2009 reflects drier conditions in the Northeastern United States and Eastern Canada.

Generation levels in 2010 declined from 2009 due to drier conditions in the spring and summer months, particularly in the Northeastern United States and Eastern Canada. Offsetting these declines were increases in generation from our Brazilian assets acquired in early 2010, which contributed 305 GWh of generation. Overall, generation from our hydro portfolio in 2010 was 1,496 GWh lower than 2009 levels and 1,595 GWh below long-term average during the year. Wind production was slightly below long-term average during 2010 but ahead of the prior year by 66 GWh as we had the full year benefit of wind facilities commissioned in early 2009 and late 2010.

Entering the first quarter of 2012, reservoir levels were 7% above long-term average and with a fully contracted portfolio we are well-positioned to deliver results in line with plans for the balance of the year.

The following table presents Net Income (loss), Adjusted EBITDA and funds from operations for the years ended 2011, 2010 and 2009 on a consolidated basis as described in Item 5.A “Operating Results — Performance Measurement.”

For the years ended December 31 (Millions, except as noted)	2011	2010	2009

Generation (GWh) (1)	15,877	14,480	15,833

Revenues	1,169	1,045	984
Other income	19	12	9
Share of cash earnings from equity-accounted investments and long-term investments	23	22	29
Direct operating costs	(407)	(328)	(279)
Adjusted EBITDA(2)	804	751	743
Interest expense - borrowings	(411)	(404)	(348)
Management service costs	(1)	-	-
Current income taxes	(22)	(32)	(23)
Cash portion of non-controlling interests	(52)	(46)	(48)
Funds from operations (FFO) (2)	318	269	324
Cash portion of non-controlling interests included in funds from operations	52	46	48
Other items:
Depreciation and amortization	(468)	(446)	(321)
Unrealized financial instrument (losses) gains	(20)	584	(791)
Fund unit liability revaluation	(376)	(159)	(244)
Share of non-cash losses from equity-accounted investments	(13)	(7)	(13)
Deferred income tax recovery	50	3	335
Other	6	4	82
Net (loss) income	(451)	294	(580)

Net (loss) income attributable to:
Participating non-controlling interests - in operating subsidiaries	11	25	28
Preferred equity	13	10	-
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(235)	128	(300)
Limited partnership units	(240)	131	(308)

Basic and diluted loss per share(3)
Limited partnership units	(1.80)	0.98	(2.32)

(1)	Variations in generation are described under Item 5.A “Operating Results — Segmented Disclosures.”
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”
(3)	Average LP Units outstanding during the period totaled 132.8 million.

Net income (loss) is an important measure of profitability. However, the presentation of net income on an IFRS basis for our business often leads to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. This occurs largely for two reasons. First, under IFRS, we recognize a significantly higher level of depreciation than we are required to reinvest in the business as sustaining capital expenditures. Second, we are often required to recognize changes in the fair value of energy contracts, which are serviced by our assets and interests held by others in assets we manage through income, where the corresponding change in the asset values are recognized through equity. Therefore, when factors which are positive to the long-term prospects of our business occur, such as rising energy prices or increased asset values, the outcome is the recognition of losses related to the revaluation of fixed price contracts or our partners’ share of assets.

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund LP Unitholder distributions and growth initiatives.

Overall, revenues were $1,169 million or 12% higher than the prior year. Adjusted EBITDA for the year ended December 31, 2011 was $804 million or an increase of 7% from $751 million in the prior year. Funds from operations for the year ended December 31, 2011 was $318 million or an increase year-over-year by $49 million or 18%.

For the year ended December 31, 2010, revenues were $1,045 million or 6% higher than the 2009. Adjusted EBITDA for the year ended December 31, 2010 was $751 million essentially unchanged from prior year. Funds from operations for the year ended December 31, 2010 was $269 million or a decrease year-over-year by $55 million or 17%.

Net loss for the year ended December 31, 2011 was $451 million and reflects normal course depreciation and amortization expense of $468 million (2010: $446 million). It also includes a revaluation amount on the Fund unit liability. Under IFRS, Fund units held by the public, which have a feature that allows the holder to redeem the units for cash, are presented as a liability and recorded at fair value, with the change in fair value recorded in net income. In 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $376 million (2010: $159 million). As a result of the Combination, the Fund units were exchanged for LP Units and the Fund was dissolved.

Net income for the year ended December 31, 2010 was $294 million compared to a loss of $580 million in 2009 and reflects normal course depreciation and amortization expense of $446 million (2009: $321 million). It also includes an unrealized financial instrument gain of $584 million (2009: $791 million loss) and a revaluation amount on the Fund unit liability of $159 million (2009: $244 million). On April 1, 2011, Brookfield Renewable Group designated its two significant long-term energy contracts with related parties as cash-flow hedges. As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, these contracts are no longer accounted for as derivatives by Brookfield Renewable Group effective November 28, 2011. For the period from April 1, 2011 to November 28, 2011, Brookfield Renewable Group recorded accounting losses of $708 million related to these contracts that were recorded in Other Comprehensive Income. On formation of Brookfield Renewable Group, $704 million of unrealized accounting losses were reversed.

Prior to the formation of Brookfield Renewable Group, certain contracts for energy sales were treated as derivatives for accounting purposes. In 2010, energy prices declined resulting in a relative gain on the fixed price related to those energy contracts. Whereas in 2009, energy prices increased resulting in a relative loss on the fixed price related to those energy contracts. These contracts did provide protection against changing prices, however the gain or loss reflected in our net income reflects the value over the life of the contract and not the actual cash flow benefit realized in the year. Accordingly, we do not include revaluation gains of this nature in our funds from operations.

SEGMENTED DISCLOSURES

Hydroelectric Generation

The following tables present Adjusted EBITDA and funds from operations for the years ended 2011, 2010 and 2009 on a consolidated basis as described in Item 5.A “Operating Results — Performance Measurement.”

For the years ended December 31 (Millions, except as noted)	2011
	United States	Canada	Brazil	Total	Pro forma
Generation (GWh) – LTA (1)	6,811	5,061	3,307	15,179	15,179
Generation (GWh) – actual (1)	7,150	4,056	3,307	14,513	14,513
Revenues	$467	$237	$335	$1,039	$1,179
Other income	-	-	19	19	19
Share of cash earnings from equity-accounted and long-term investments	13	4	6	23	23
Direct operating costs	(144)	(62)	(91)	(297)	(297)
Adjusted EBITDA (2)	336	179	269	784	924
Interest expense – borrowings	(149)	(68)	(94)	(311)	(311)
Current income taxes	2	5	(15)	(8)	(8)
Cash portion of non-controlling interests	(26)	-	(13)	(39)	(39)
Funds from operations (FFO) (2)	$163	$116	$147	$426	$566
Average revenue per MWh (3)	$71	$70	$107	$79	$90
Average direct operating costs per MWh (3)	$22	$18	$29	$23	$23

	2010
	United States	Canada	Brazil	Total
Generation (GWh) – LTA (1)	6,727	5,076	3,206	15,009
Generation (GWh) – actual (1)	6,651	3,557	3,206	13,414
Revenues	$459	$205	$271	$935
Other income	-	-	12	12
Share of cash earnings from equity-accounted and long-term investments	15	4	3	22
Direct operating costs	(142)	(49)	(85)	(276)
Adjusted EBITDA (4)	332	160	201	693
Interest expense - borrowings	(152)	(64)	(95)	(311)
Current income taxes	(16)	-	(16)	(32)
Cash portion of non-controlling interests	(31)	-	(4)	(35)
Funds from operations (FFO) (4)	$133	$96	$86	$315
Average revenue per MWh (3)	$75	$71	$89	$77
Average direct operating costs per MWh (3)	$23	$17	$28	$23

(1)	Actual and long-term average generation includes 100% of generation from equity-accounted investments.
(2)

Non-IFRS measure. See Item 5.A “Operating and Financial Review and Prospects — Net Income (loss), Adjusted EBITDA and funds from operations on a consolidated basis” and Item 5.A “Operating and Financial Review and Prospects —Reconciliation of Pro Forma Results.”

(3)	Average revenue and direct operating costs per MWh excludes generation from equity-accounted investments.
(4)	Non-IFRS measure. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures”.

For the years ended December 31 (Millions, except as noted)	2009

	United States	Canada	Brazil	Total
Generation (GWh) – LTA (1)	6,676	5,005	2,874	14,555
Generation (GWh) – actual (1)	7,313	4,723	2,874	14,910
Revenues	$453	$221	$215	$889
Other income	-	-	9	9
Share of cash earnings from equity-accounted and long-term investments	18	6	5	29
Direct operating costs	(111)	(39)	(66)	(216)
Adjusted EBITDA (2)	360	188	163	711
Interest expense – borrowings	(165)	(58)	(53)	(276)
Current income taxes	(10)	(1)	(12)	(23)
Cash portion of non-controlling interests	(43)	-	(5)	(48)

Funds from operations (FFO) (2)	$142	$129	$93	$364

(1)	Actual and long-term average generation includes 100% of generation from equity-accounted investments.
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

United States

Generation from our U.S. renewable asset portfolio for the year ended December 31, 2011 was 7,150 GWh, meaningfully higher than long-term average by 339 GWh or 5%. Results were also 8% ahead of the prior year. Essentially, all regions produced inflows and generation levels in 2011 that were higher than the long-term average. With an extremely wet spring and record setting floods on the Mississippi River, generation levels were well above long-term average in the second quarter and the third quarter for our Louisiana facility. Regions in the Northeastern United States had record levels of rainfall in the second quarter, very dry conditions in July and the wettest August in history as Hurricane Irene brought twice the level of precipitation compared to the long-term average. The Northeastern region represents 60% of our U.S. renewable asset portfolio, and thus served to impact the overall results.

During 2011, we acquired and integrated into the business our first hydroelectric generating facility in California, which contributed 90 GWh of generation.

Consequently, revenues for the year ended December 31, 2011 were $467 million or 2% ahead of the prior year. Direct operating costs were in line with the prior year and funds from operations was $163 million, $30 million higher than the prior year due to the decreased taxes, increased revenues and decreased interest expense due to lower interest rates. Average revenues were $71 per MWh, which was slightly lower than last year.

Generation for the year ended December 31, 2010 was 6,651 GWh, slightly below long-term average by 76 GWh or 1%. Results were 9% below 2009, as the Northeastern United States had record-setting dry conditions in the late spring and summer months of 2010.

Revenues for the year ended December 31, 2010 were $459 million, were 1% ahead of 2009. Direct operating costs were $142 million or $31 million higher than the prior year and funds from operations was $133 million or $9 million lower than 2009.

Canada

For the year ended December 31, 2011, generation from our Canadian renewable asset portfolio was 4,056 GWh or 20% below long-term average of 5,061 GWh and ahead of the prior year generation of 3,557 GWh. Mild weather conditions and below-average inflows persisted in Ontario throughout most of the year. At December 31, 2011, these regions experienced more seasonal levels of precipitation and with it a return to more normal hydrology conditions.

Generation levels in Québec were slightly below plan for 2011 and our Western Canadian assets generated at above long-term average levels for the year. Consequently, revenues for the year ended December 31, 2011 were $237 million, or 16% ahead of the prior year.

Average revenues were $70 per MWh and in line with the prior year.

Generation for the year ended December 31, 2010 was 3,557 GWh, 30% lower than long-term average of 5,076 GWh and 25% below 2009 generation of 4,723 GWh. This was due to lower than average precipitation levels in Eastern Canada for the majority of the year.

Revenues for the year ended December 31, 2010, were $205 million or 7% lower than 2009, and reflects the decrease in generation offset by the benefit of having secured a long-term PPA for Ontario generation and the favorable exchange rates.

Brazil

Generation from our Brazilian renewable asset portfolio for the year ended December 31, 2011 was 3,307 GWh, and in line with long-term average. Results for 2011 include the addition of a new hydroelectric facility, which was acquired and integrated during the third quarter and generated 116 GWh of electricity.

Generation for the year ended December 31, 2010 was 3,206 GWh, but was consistent with long-term average and 332 GWh higher than 2009. In early 2010, we completed the construction of a 25 MW hydroelectric power plant in Brazil, capable of generating 146 GWh of electricity annually.

Revenues for the year ended December 31, 2011 were $335 million, an increase over the prior year by $64 million primarily due to inflation-based escalation with our power sales agreements and increased generation from the new facility. Funds from operations and results on a per MWh basis were in line with expectations.

Revenues for the year ended December 31, 2010 were $271 million, an increase over the prior year by $56 million primarily due to increased generation from the newly constructed hydroelectric facility and favorable exchange rates. Adjusted EBITDA increased from 2009 by $38 million due to the increase in revenues offset by higher operating costs but funds from operations was relatively flat due to interest expense associated with the new hydroelectric facilities acquired in early 2010.

Wind Energy

The following tables present Adjusted EBITDA and funds from operations for the years ended 2011, 2010 and 2009 on a consolidated basis as described in Item 5.A “Operating Results — Performance Measurement.”

For the years ended December 31 (Millions, except for per MWh)	2011	2010	2009

Generation (GWh) – LTA (1)	712	506	506

Generation (GWh) – actual (1)	662	499	433

Revenues	$70	$52	$40

Direct operating costs	(12)	(7)	(5)

Adjusted EBITDA (2)	58	45	35

Interest expense - borrowings	(25)	(17)	(15)

Funds from operations (FFO)(2)	33	28	20

Average revenue per MWh (3)	$106	$104	$92

Average direct operating costs per MWh (3)	$18	$14	$12

(1)	Actual and long-term average generation includes 100% of generation from equity-accounted investments.
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”
(3)	Average revenue and direct operating costs per MWh excludes generation from equity-accounted investments.

Generation from our renewable wind portfolio in Canada was 662 GWh, or lower than long-term average by 7% or 50 GWh, due to below average wind conditions for the year. Generation was ahead of the prior year by 33% due to a full year of generation from an Ontario wind facility, which was commissioned in September 2010. The successful commercial operation and integration of another Ontario wind facility in the fourth quarter of 2011 also contributed to the increase in generation.

Revenues for the year ended December 31, 2011 were $70 million or 35% higher than the previous year primarily due to the increased generation from new asset commercialization.

Revenues for the year ended December 31, 2010 were $52 million or 30% higher than 2009 primarily due to a full year generation from a wind facility located in Eastern Canada that was acquired in the first quarter of 2009 and the increased generation from the new facility commissioned in late 2010.

Net Asset Value

The following table presents our net asset value for 2011 and 2010 on a consolidated basis.

	Total		Per Share
As at December 31 (Millions, except per share amounts)	2011	2010	2011	2010
Property, plant and equipment, at fair value
Hydroelectric (1)	$12,463	$11,674	$47.47	$44.47
Wind	1,480	575	5.64	2.19
Other	86	82	0.33	0.31
	14,029	12,331	53.44	46.97
Development assets	378	198	1.44	0.75
Working capital and other, net	380	(197)	1.45	(0.78)
Long-term debt and credit facilities	(5,519)	(4,994)	(21.02)	(18.99)
Participating non-controlling interests - in operating subsidiaries	(629)	(206)	(2.40)	(0.78)
Preferred equity	(241)	(252)	(0.92)	(0.96)
Values not recognized under IFRS (2)	-	600	-	2.29
Net asset value (3)	$8,398	$7,480	$31.99	$28.50

(1)	Includes amounts from equity-accounted investments for 2011: $405 million and 2010: $269 million and intangibles for 2011: $57 million and 2010: $87 million.
(2)

In 2010, the unrecognized value reflects ongoing project development activities that would be recognized under IFRS upon final commissioning of the projects. Effective December 31, 2011, there was a change in accounting policy for construction work-in-progress to include this asset type in the assets that are revalued when appropriate criteria are satisfied.

(3)	Non-IFRS measure. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

The net asset value of Brookfield Renewable totaled $8.4 billion or $32 per share at December 31, 2011 compared to $7.5 billion in the prior year. Net asset values increased from 2010 by 12% due to lower discount rates and the completion of plants previously under construction, which were partially offset by lower foreign exchange rates in Canada and Brazil.

Net asset value in our property, plant and equipment increased to $14 billion. The increase over the prior year is in part due to the acquisition of a 30 MW hydroelectric asset in Brazil, the completion of two hydroelectric development assets totaling 15 MW in the United States and the completion of a 166 MW wind facility in Eastern Canada, which increased asset values by $440 million. Lower interest rates and the corresponding reduction in discount rates applied to future cash flows increased the value of our plants by $1.3 billion. In addition, approximately 275 MW of hydroelectric and wind facilities in our portfolio have been acquired with institutional partners and are consolidated into our operating results. Our net ownership of these facilities approximates 25% and, accordingly, we have recognized non-controlling interests in relation to these assets and reduced funds from operations by the proportionate share of cash-earnings attributable to our partners.

Development assets include two wind and two hydroelectric projects currently under construction along with early stage costs associated with a 45 MW hydroelectric facility in Western Canada, which we expect to commence construction in the second quarter of 2012. We record development assets at an estimate of fair value, where certain criteria are met, based on the value expected on completion, less the costs remaining to complete the project.

Borrowings increased during the year consistent with the growth of our asset base as overall debt to capitalization was largely unchanged. As of December 31, 2011, corporate borrowings totaled $1,322 million (2010: $1,152 million) comprised of $1,071 million of corporate debt (2010: $1,096 million) and $251 million drawn on our bank lines (2010: $56 million). We have a three-year $600 million bank facility which we typically use to fund short-term development costs and changes in working capital requirements. In our opinion, current working capital is sufficient for our present requirements.

The valuations of our property, plant and equipment reflect long-term interest rates at the corresponding valuation date. Interest rates declined in all of the markets in which we operated during 2011 due to the general weakness of the global economy and the continued flight of capital into government securities. Assumptions used to determine our weighted-average cost of capital, other than market interest rates were largely unchanged. We value our assets based on discounting cash flows over a 20-year period and key assumptions utilized in 2011 and 2010 were as follows:

	United States		Canada		Brazil
	2011	2010	2011	2010	2011	2010
Discount rate	5.6%	7.4%	5.4%	6.4%	9.9%	10.8%

Terminal capitalization rate	7.2%	7.9%	6.8%	7.1%	N/A	N/A

Exit date	2031	2030	2031	2030	2029	2029

A 50 bps change in discount rates would have approximately $1 billion impact on our net asset value. See Item 5.A “Operating Results — Property, Plant and Equipment” for a further discussion on the revaluation of our property, plant and equipment.

Net Asset Value for Hydroelectric Facilities

As at December 31 (Millions)	United States	Canada	Brazil	Total 2011	Total 2010
Hydroelectric power assets	$4,549	$4,908	$2,681	$12,138	$11,416

Development assets	26	-	121	147	145

Equity-accounted and long-term investments	169	70	86	325	258
	4,744	4,978	2,888	12,610	11,819

Working capital and other, net	169	(50)	181	300	69

Subsidiary borrowings	(1,838)	(928)	(645)	(3,411)	(3,472)

Participating non-controlling interests - in operating subsidiaries	(250)	-	(209)	(459)	(206)
	2,825	4,000	2,215	9,040	8,210

Values not recognized under IFRS	-	-	-	-	467

Net asset value(1)	$2,825	$4,000	$2,215	$9,040	$8,677

(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

The net asset value of our hydroelectric facilities was $9.0 billion in 2011, an increase of $363 million from $8.7 billion in 2010. This increase is due primarily to the $1,136 million increase in fair value measurement of our hydroelectric power assets, partially offset by depreciation expense of $424 million and losses on foreign exchange of $382 million. In addition, approximately 75 MW of hydroelectric facilities in our portfolio have been acquired with certain institutional partners and are consolidated into our operating results. Our net ownership of these facilities approximates 25% and, accordingly, we have recognized an increase in participating non-controlling interests - in operating subsidiaries in relation to these assets and reduced funds from operations by the proportionate share of cash-earnings attributable to our partners.

Development assets include two wind and two hydroelectric projects currently under construction along with early stage costs associated with a 45 MW hydroelectric facility in Western Canada on which we expect to commence construction in the second quarter of 2012. We record development assets at an estimate of fair value based on the value expected on completion, less the costs remaining to complete the project. In 2010, development assets were carried at cost with the fair value component included as a value not recognized under IFRS.

The equity-accounted investments increased with the completion of two hydroelectric development assets totaling 15 MW in the United States.

Net Asset Value for Wind Facilities

As at December 31 (Millions)	2011	2010

Wind power assets	$1,400	$564

Development assets	231	53

Equity – accounted investments	80	11
	1,711	628

Working capital and other, net	(26)	(16)

Subsidiary borrowings	(785)	(362)

Participating non-controlling interests - in operating subsidiaries	(170)	-
	730	250

Values not recognized under IFRS(1)	-	133

Net asset value(2)	$730	$383

(1)

In 2010, the unrecognized value related to ongoing project development activities that would be recognized under IFRS upon final commissioning of the projects. Effective December 31, 2011, there was a change in accounting policy for construction work-in-progress to include this asset type in the assets that are revalued when appropriate criteria are satisfied.

(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

The net asset value of our wind facilities was $730 million in 2011 and $383 million in 2010, an increase of $347 million. This increase is due primarily to the completion of a 166 MW wind facility in Eastern Canada, which increased values by approximately $400 million. This increase was offset by depreciation expense and foreign exchange losses. In addition, approximately 200 MW of wind assets in our portfolio have been acquired with certain institutional partners and are consolidated into our operating results. Our net ownership of these facilities approximates 25% and, accordingly, we have recognized participating non-controlling interests - in operating subsidiaries in relation to these assets and reduced funds from operations by the proportionate share of cash-earnings attributable to our partners.

Consequently, subsidiary borrowings were increased to finance these new facilities. Participating non-controlling interests - in operating subsidiaries increased in aggregate due to the acquisition of wind development assets in partnership with investors in the Brookfield Americas Infrastructure Fund.

At December 31, 2011, development assets were revalued to fair value based on the value expected on completion, less the costs remaining to complete the project. In the prior year, development assets were carried at cost with the fair value component included as values not recognized under IFRS.

Segmented Net Asset Value

The following table provides a breakdown of our consolidated net asset value by region.

	Hydroelectric
As at December 31 (Millions)	United States	Canada	Brazil	Wind	Other assets	Corporate and other	2011	2010

Total power assets	$4,549	$4,908	$2,681	$1,400	$86	$-	$13,624	$12,062

Development assets	26	-	121	231	-	-	378	198

Equity-accounted and long-term investments	169	70	86	80	-	-	405	269

	4,744	4,978	2,888	1,711	86	-	14,407	12,529

Working capital and other, net	169	(50)	181	(26)	(11)	117	380	(197)

Long-term debt and credit facilities	(1,838)	(928)	(645)	(785)	-	(1,323)	(5,519)	(4,994)

Participating non-controlling interests - in operating subsidiaries	(250)	-	(209)	(170)	-	-	(629)	(206)

Preferred equity	-	-	-	-	-	(241)	(241)	(252)

	2,825	4,000	2,215	730	75	(1,447)	8,398	6,880

Values not recognized under IFRS(1)	-	-	-	-	-	-	-	600

Net asset value(2)	$2,825	$4,000	$2,215	$730	$75	$(1,447)	$8,398	$7,480

Net asset value - per share	$10.76	$15.24	$8.44	$2.78	$0.28	$(5.51)	$31.99	$28.50

(1)

In 2010, the unrecognized value related to ongoing project development activities that would be recognized under IFRS upon final commissioning of the projects. Effective December 31, 2011, there was a change in accounting policy for construction work-in-progress to include this asset type in the assets that are revalued when appropriate criteria are satisfied.

(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures.”

Net asset value in our property, plant and equipment increased to $14 billion. The increase over the prior year was in part due to the acquisition of a 30 MW hydroelectric asset in Brazil, the completion of two hydroelectric development assets totaling 15 MW in the United States and the completion of a 166 MW wind facility in Eastern Canada, which increased asset values by $440 million. Lower interest rates and the corresponding reduction in discount rates applied to future cash flows increased the value of our plants by $1.3 billion, net of participating non-controlling interests - in operating subsidiaries. In addition, approximately 275 MW of hydroelectric and wind facilities in our portfolio have been acquired with certain institutional partners and are consolidated into our operating results. Our net ownership of these facilities approximates 25%. Offsetting these increases for the year ended December 31, 2011 was depreciation expense of $456 million and the net unfavorable impact of foreign exchange on Canadian and Brazilian assets of approximately $116 million and $277 million, respectively.

Development assets include two wind and two hydroelectric projects currently under construction along with early stage costs associated with a 45 MW hydroelectric facility in Western Canada which we expect to commence construction in the second quarter of 2012.

Liquidity and Capital Resources

We operate with sufficient liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions and to finance the business on an investment grade basis. As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific, non-recourse borrowings at our subsidiaries.

As at December 31, 2011, corporate borrowings remained unchanged from the previous year; whereas our subsidiary borrowings increased due to additional borrowings for new assets in our Canadian and Brazilian portfolios. Our debt to capitalization ratio was 37% at December 31, 2011, which was substantially unchanged from December 31, 2010.

Capitalization

The following table summarizes our capitalization using book values for 2011 and 2010 as described under Item 5.A “Operating Results — Basis of Presentation”.

	As at December 31
(Millions)	2011	2010
Credit facilities	$251	$64
Corporate borrowings	1,071	1,096
Subsidiary borrowings	4,197	3,834
Long-term indebtedness	5,519	4,994
Participating non-controlling interests - in operating subsidiaries	629	206
Preferred equity	241	252
Net asset value	8,398	7,480
Total capitalization	$14,787	$12,932
Debt to total capitalization	37%	39%

Total capitalization as at December 31, 2011 was $14.8 billion, representing an increase of $1.9 billion since December 31, 2010. The increase in net asset value is largely a result of an increase in the value of our property, plant, and equipment as discussed under “Property, Plant and Equipment”. The increase in total capitalization was also positively impacted by an increase in subsidiary borrowings as a result of growth in our asset base.

On a consolidated basis, Adjusted EBITDA to interest totaled 2.0 times and 1.9 times in 2011 and 2010, respectively. On a pro forma basis, Adjusted EBITDA to interest was 2.3 times in 2011 (2010: 2.1 times) reflecting the increased cash flows associated with the amended PPAs, which occurred as part of the Combination.

We have completed over $1 billion in financings since the beginning of 2011 to the date of this Form 20-F as a result of financing growth initiatives and refinancing existing debt. In February 2012, we issued C$400 million of 10-year notes, bearing interest at an annual rate of 4.79%. The funds were used to reduce shorter duration borrowings, extending term on our overall maturity profile and reducing our overall cost of capital.

Available Liquidity

Total liquidity is comprised of cash and the unutilized portion of committed bank lines.

	As at December 31
(Millions)	2011	2010
Cash and equivalents	$267	$188

Available portion of bank facility	190	102
	$457	$290

Corporate and Subsidiary Borrowings

The following table summarizes our principal repayments and maturities:

As at December 31, 2011 (Millions)	Average Term	2012	2013	2014	2015	2016	Thereafter	Total
Corporate borrowings
Credit facilities	2.3	$-	$-	$251	$-	$-	$ -	$251
Corporate borrowings	9.6	-	-	-	-	294	783	1,077
		-	-	251	-	294	783	1,328
Subsidiary borrowings
United States	12.6	328	53	207	46	71	1,316	2,021
Canada	8.3	261	390	13	14	11	883	1,572
Brazil	6.2	61	298	65	65	28	136	653
	10.0	650	741	285	125	110	2,335	4,246
Consolidated borrowings		$650	$741	$536	$125	$404	$ 3,118	$5,574
Borrowings – Equity accounted investments		119	1	1	35	94	170	420
Total (1)		$769	$742	$537	$160	$498	$ 3,288	$5,994

(1)	Represents consolidated borrowings and borrowings of subsidiaries accounted for on an equity basis.

The overall maturity profile and average interest rates associated with corporate and subsidiary borrowings are as follows:

	Average term (years)		Average interest rate (%)
As at December 31	2011	2010	2011	2010
Corporate borrowings	9.6	10.6	5.5	5.5
Subsidiary borrowings	10.0	11.1	7.5	7.7

Contract Profile

As at December 31, 2011, we had contracted virtually all of our 2012 generation at an average price of $89 per MWh. The following table sets out our contracts over the next five years for generation from our existing facilities assuming long-term average hydrology:

For the years ended December 31 (Millions, except as noted)	2012	2013	2014	2015	2016
Generation (GWh)

Contracted(1):

Hydroelectric(2)	15,096	15,263	14,589	13,954	13,836

Wind	1,606	1,681	1,681	1,681	1,681

Other	521	398	134	-	-
	17,223	17,342	16,404	15,635	15,517

Uncontracted	252	424	1,053	1,689	1,806
LTA(3)	17,475	17,766	17,457	17,324	17,323

Contracted generation – as at December 31, 2011

% of total generation	99%	98%	94%	90%	90%

Contracted revenue	$1,536	$1,506	$1,400	$1,338	$1,331

Price per MWh	$89	$87	$85	$86	$86

(1)	Assets under construction/development are included in the contract profile only if long-term average and pricing details are available and commercial operation date is imminent.
(2)	Increase in generation over 2011 represents the full year contribution of completed projects.
(3)	Long-term average for 2013 to 2016 includes generation from two facilities in Brazil that are currently under construction with estimated commercial operation dates commencing in 2013.

We have a predictable pricing profile driven by both long-term PPAs with a weighted-average remaining duration of 23 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties such as Brookfield Asset Management and its subsidiaries (47%), government-owned utilities or power authorities (19%), industrial power users (25%) and distribution companies (9%).

Over the next three years we have on average approximately 728 GWh of energy annually which is uncontracted. All of this power can be sold into the current wholesale or bilateral market; however, we intend to maintain flexibility in re-contracting to position ourselves to achieve the most optimal pricing.

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

We measure our results based on Adjusted EBITDA and funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund LP Unitholder distributions and growth initiatives. We recognize that net income is an important measure of profitability. However, the presentation of net income on an IFRS basis for our business often leads to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. This occurs largely for two reasons. First, under IFRS, we recognize a significantly higher level of depreciation than we are required to reinvest in the business as sustaining capital expenditures. Second, we are often required to recognize changes in the fair value of energy contracts, which are serviced by our assets and interests held by others in assets we manage through income, where the corresponding change in the asset values are recognized through equity. Therefore, when factors which are positive to the long-term prospects of our business occur, such as rising energy prices or increased asset values, the outcome is the recognition of losses related to the revaluation of fixed price contracts or our partners’ share of assets.

Net loss for the year ended December 31, 2011 was $451 million and reflects normal course depreciation and amortization expense of $468 million (2010: $446 million). It also includes a revaluation amount on the Fund unit liability. Under IFRS, Fund units held by the public that have a feature that allows the holder to redeem the units for cash, are presented as a liability and recorded at fair value, with the change in fair value recorded in net income. In 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $376 million (2010: $159 million). As a result of the Combination, the Fund units were exchanged for LP Units and the Fund was dissolved.

Net income for the year ended December 31, 2010 was $294 million compared to a loss of $580 million in 2009 and reflects normal course depreciation and amortization expense of $446 million (2009: $321 million). It also includes an unrealized financial instrument gain of $584 million (2009: $791 million loss) and a revaluation amount on the Fund unit liability of $159 million (2009: $244 million). On April 1, 2011, Brookfield Renewable Group designated its two significant long-term energy contracts with related parties as cash-flow hedges. As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, these contracts are no longer accounted for as derivatives by Brookfield Renewable Group effective November 28, 2011. For the period from April 1, 2011 to November 28, 2011, Brookfield Renewable Group recorded accounting losses of $708 million related to these contracts that were recorded in Other Comprehensive Income. On formation of Brookfield Renewable Group, $704 million of unrealized accounting losses were reversed.

Prior to the formation of Brookfield Renewable Group, certain contracts for energy sales were treated as derivatives for accounting purposes. In 2010, energy prices declined resulting in a relative gain on the fixed price related to those energy contracts. Whereas in 2009, energy prices increased resulting in a relative loss on the fixed price related to those energy contracts. These contracts did provide protection against changing prices, however the gain or loss reflected in our net income reflects the value over the life of the contract and not the actual cash flow benefit realized in the year. Accordingly, we do not include revaluation gains of this nature in our funds from operations.

Summary Consolidated Balance Sheets

	As at December 31
(Millions)	2011	2010

Property, plant and equipment	$13,945	$12,173

Equity-accounted and long-term investments	405	269

Total assets	15,708	13,874

Long-term debt and credit facilities	5,519	4,994

Deferred income tax liabilities	2,374	2,429

Total liabilities	8,508	8,689

Fund unit liability	-	1,355

Participating non-controlling interests - in operating subsidiaries	629	206

Preferred equity	241	252

Redeemable/Exchangeable partnership units held by Brookfield Asset Management	3,127	1,666

Limited partnership units	3,203	1,706

Total liabilities and equity	$15,708	$13,874

Equity-Accounted and Long-Term Investments

The following are Brookfield Renewable’s equity-accounted and long-term investments:

	Ownership Percentage Interest		Carrying value

As at December 31 (Millions)	2011	2010	2011	2010

	%	%

Bear Swamp Power Co. LLC	50	50	$130	$95

Brookfield Americas Infrastructure Fund investees (1)	50	50	119	5

Powell River Energy Inc.	50	50	21	40

Pingston Power Inc.	50	50	49	43

Galera Centrais Elétricas S.A.	50	50	86	80

Other long-term investments			-	6

			$405	$269

(1)	Consists of 50% ownership interests in Coram California Development L.P and Malacha Hydro Limited Partnership.

Participating Non-Controlling Interests - in operating subsidiaries

	Ownership Percentage Interest		Carrying value
As at December 31 (Millions)	2011	2010	2011	2010

	%	%

Brookfield Americas Infrastructure Fund	50-100	50-100	$380	$-

The Catalyst Group	75	75	167	143

Brascan Energetica	50	50	74	63

Other	50	50	8	-

			$629	$206

In December 2011, Brookfield Renewable Group entered into voting agreements with subsidiaries of Brookfield whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable Group holds investments with certain institutional investors, agreed to assign to Brookfield Renewable Group their voting rights to appoint the directors of subsidiaries of the BAIF Entities. Brookfield Renewable Group’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Property, Plant and Equipment

Revaluation of Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable Group has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. As a result, certain of Brookfield Renewable Group’s property, plant and equipment, are carried at revalued amounts as opposed to historical cost. The property, plant and equipment assets that are revalued use a discounted cash flow valuation model over a 20-year period and incorporate Brookfield Renewable Group’s expectations regarding several inputs, including future inflation rates and discount rates, as well as estimates regarding future electricity prices, anticipated long-term average generation, operating and capital expenditures, including future major maintenance expenditures all over a 20-year period. Brookfield Renewable Group valued the property, plant and equipment using inputs, which vary according to the type and geographic location of the asset. Brookfield Renewable Group’s equity units can vary with changing discount and terminal capitalization rates. For example, a 50 bps change in discount rates would have an approximate $1 billion impact on our net asset value.

	United States		Canada		Brazil

	2011	2010	2011	2010	2011	2010
Discount rate	5.6%	7.4%	5.4%	6.4%	9.9%	10.8%

Terminal capitalization rate	7.2%	7.9%	6.8%	7.1%	N/A	N/A

Exit date	2031	2030	2031	2030	2029	2029

Brookfield Renewable Group elected to change its accounting policy for the revaluation of property plant and equipment to include development assets effective December 31, 2011. We record development assets at an estimate of fair value based on the value expected on completion, less the costs remaining to complete the project. In the prior year, development assets were carried at cost with the fair value component included as a value not recognized under IFRS.

Contractual Obligations

The following table summarizes our significant contractual obligations.

As at December 31, 2011 (Millions)	2012	2013	2014	2015	2016	Thereafter	Total
Principal repayments:
Subsidiary borrowings	$650	$741	$285	$125	$110	$2,335	$4,246
Corporate borrowings	-	-	-	-	294	783	1,077
Equity-accounted and long-term investments	119	1	1	35	94	170	420
	769	742	286	160	498	3,288	5,743
Capital projects	46	-	-	-	-	-	46
	815	742	286	160	498	3,288	5,789
Interest payable (1)
Subsidiary borrowings	239	204	146	125	116	799	1,629
Corporate borrowings	59	59	59	59	59	283	578
Equity-accounted and long-term investments	20	19	19	18	17	121	214
	318	282	224	202	192	1,203	2,421
Total	$1,133	$1,024	$510	$362	$690	$4,491	$8,210

(1)	Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on current rates.

In addition, as a result of the Combination, two management service agreements with Brookfield were executed. See Item 5.A “Operating Results — Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results — Management and Other Service Agreements” and “Unaudited Pro forma Condensed Combined Statements of (Loss) Income for the year ended December 31, 2011” for more information.

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable Group has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable Group’s related party transactions are in the normal course of business and are recorded at the exchange amount, except for related party acquisitions. Brookfield Renewable Groups’ related party transactions are primarily with subsidiaries of Brookfield.

As discussed in Note 2b to our audited consolidated financial statements included elsewhere in this Form 20-F, effective November 28, 2011, Brookfield and Brookfield Renewable completed the Combination Agreement. This resulted in the strategic combination of the Fund and the renewable power assets of certain Brookfield subsidiaries to create Brookfield Renewable Group. Consequently at the date of the Combination, Brookfield Asset Management, Brookfield Renewable Group’s ultimate parent, held, directly or indirectly, approximately a 73% limited partnership interest (68% as at the date of this Form 20-F) on a fully-exchanged basis and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable Group. Details of amended and new agreements entered into by Brookfield Renewable Group as a result of the Combination are included under Item 5.A “Operating Results — Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results — Power Purchase Agreements”.

Brookfield Renewable Group sells electricity to Brookfield through long-term PPAs to provide stable cash flow and reduce Brookfield Renewable Group’s exposure to electricity prices in deregulated power markets. Brookfield Renewable Group also benefits from a wind levelization agreement with a subsidiary of Brookfield, which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable Group and Brookfield have executed other agreements related to the provision of operations, maintenance, administration, insurance services and the securing of natural gas prices with respect to a gas plant in Eastern Canada. These are fully described in Note 8 to our annual audited consolidated financial statements included elsewhere in this Form 20-F.

In December 2011, Brookfield Renewable Group entered into voting agreements with subsidiaries of Brookfield whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund, in which Brookfield Renewable Group holds investments with certain institutional partners, agreed to assign to Brookfield Renewable Group their voting rights to appoint the directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss) for the year ended December 31:

For the year ended December 31 (Millions)	Related Party	2011	2010	2009
Revenues
Purchase and revenue support agreements	Brookfield	$254	$205	$190
Wind levelization agreement	Brookfield	7	5	5
		$261	$210	$195
Direct operating costs
Energy purchases	Brookfield	$(41)	$(42)	$(26)
Operations, maintenance and administration services	Brookfield	(11)	(17)	(9)
Insurance services	Brookfield	(18)	(15)	(11)
		$(70)	$(74)	$(46)
Interest expense	Brookfield	$(19)	$(40)	$(52)
Management service costs	Brookfield	$(1)	$-	$-

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets:
As at December 31 (Millions)	Related Party		2011	2010

Due from related parties
Amounts due from	Brookfield		$227	$377
Note receivable	Coram California Development		26	23

			$253	$400

Amounts due from	Brookfield, Brascan Energetica		$13	$-
Note receivable	Powell River Energy Inc.		19	19
			$32	$19
Due to related parties
Amounts due to and current portion of note payable	Brookfield		$74	$567
Accrued Unitholders distributions payable	Brookfield		65	-
			$139	$567

Note payable	Brookfield		$8	$101

Credit facilities	Brookfield		$-	$8

Amounts due from and the note receivable are not considered impaired based on the credit worthiness of the counterparties. Accordingly, as at December 31, 2011, 2010 and 2009 an allowance for doubtful accounts was not deemed necessary. See Item 7.B “Related Party Transactions”.

Consolidated Statements of Cash Flows

The following summarizes the key items on the consolidated cash flow statements for the year ended December 31:

For the years ended December 31 (Millions)	2011	2010	2009
Cash flow provided by (used in):
Operating activities	$ 349	$218	$ 418
Financing activities	809	189	765
Investing activities	(1,090)	(397)	(1,213)
Impact of foreign exchange on cash	11	5	31
Net cash inflow	$ 79	$15	$ 1

Cash and cash equivalents at the end of the 2011 year totaled $267 million, representing an increase of $79 million since December 31, 2010. Cash at the end of 2010 totaled $188 million, representing an increase of $15 million since December 31, 2009.

Operating Activities

We generated $349 million from operating activities for the year ended December 31, 2011, an increase of $131 million from the same period last year primarily due to funds from operations of $318 million. This is compared to operating activities of $218 million, which was primarily due to funds from operations of $269 million in 2010.

We generated $418 million from operating activities for the year ended December 31, 2009, primarily due to funds from operations of $336 million.

Net Change in Non-Cash Working Capital

The net change in working capital shown in the consolidated statements of cash flow is comprised of the following:

For the years ended December 31 (Millions)	2011	2010	2009
Trade receivables and other current assets	$ (12)	$(9)	$ (85)
Accounts payable, accrued liabilities, and other	-	(20)	108
	$ (12)	$(29)	$ 23

Financing Activities

Cash flows provided by financing activities totaled $809 million for the year ended December 31, 2011, resulting from borrowings of $880 million offset by $215 million of repayments, and distributions to partners and participating non-controlling interests - in operating subsidiaries of $39 million and $109 million, respectively. This is compared to 2010 cash flows provided by financing activities of $189 million, resulting from $747 million in debt borrowings, $239 million of capital provided by participating non-controlling interests - in operating subsidiaries and the sale of Fund units for $164 million offset by $951 million of debt repayments, $110 million of distributions to unitholders of the Fund and distributions to participating non-controlling interests - in operating subsidiaries.

This can also be compared to 2009 cash flows provided by financing activities of $765 million, resulting from $1,203 million in debt borrowings, $375 from the issuance of new Fund units, offset by $811 million of debt repayments, and $64 million of distributions to unitholders of the Fund and distributions to participating non-controlling interests - in operating subsidiaries.

Investing Activities

During 2011, we invested $1,090 million in a number acquisitions and growth oriented initiatives compared to $397 million in the prior year. Construction of two wind projects in Ontario and California required $698 million. The acquisition of a Brazil hydroelectric facility and a wind project in Northeastern United States were $212 million.

During 2010, we invested $247 million in the development and construction of renewable power generation and $53 million in sustaining capital expenditures.

During 2009, we reduced the amount owing to Brookfield Asset Management by $1,100 million, invested $124 million in the development and construction of renewable power generation, invested $37 million in sustaining capital expenditures, and increased restricted cash by $82 million.

Equity

Brookfield Renewable’s equity is comprised of general partnership interests, Redeemable/Exchangeable partnership units, and LP Units. Income and distributions of Brookfield Renewable are allocated to the partners of record based on their respective interests in Brookfield Renewable. Distributions may be made to the general partner of Brookfield Renewable with the exception of instances where there is insufficient cash available, where payment renders Brookfield Renewable unable to pay its debts as and when they fall due, or when payment of which might leave Brookfield Renewable unable to meet any future or contingent obligations.

BRELP, a subsidiary of Brookfield Renewable, has issued Redeemable/Exchangeable partnership units held 100% by Brookfield Asset Management, which may, at the request of the holder, require BRELP to redeem the units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for Brookfield Renewable units. As Brookfield Renewable, at its sole discretion has the right to settle the obligation with LP Units, the BRELP Redeemable/Exchangeable partnership units are classified as equity.

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747, on a fully-exchanged basis.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. In particular, critical accounting policies and estimates utilized in the normal course of preparing Brookfield Renewable Group’s consolidated financial statements require the determination of the fair value of property, plant and equipment, the estimation of useful lives of assets of property, plant and equipment, depreciation and amortization; value of intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this Form 20-F. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the analysis of business and environmental risks section of this Form 20-F. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable Group’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical Estimates

Brookfield Renewable Group makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the year. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)	Property, plant and equipment

The fair value of Brookfield Renewable Group’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 9 to our annual audited consolidated financial statements included elsewhere in this Form 20-F. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable Group’s property, plant and equipment. See “— Critical Judgments In Applying Accounting Policies” below for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)	Financial instruments

Brookfield Renewable Group makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices, which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years its best estimate of electricity prices that would allow new entrants into the market.

(iii)	Deferred income tax

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet date. Operating plans and forecasts are used to estimate when temporary difference will reverse.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable Group. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable Group’s operations.

(ii)	Common control transactions

IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Renewable Group has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncement of other standard-setting bodies. Brookfield Renewable Group’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the financial statements reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

(iii)	Property, plant and equipment

The accounting policy relating to the Brookfield Renewable Group’s property, plant and equipment is described in Note 2 (e) to our December 31, 2011 annual audited consolidated financial statements included elsewhere in this Form 20-F. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable Group determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable Group has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

In developing a view on electricity prices, Brookfield Renewable Group has concluded that independent market quotes for the first four years are appropriate to utilize for this timeframe as it represents a liquid market. Long-term electricity prices have been developed to reflect the renewable nature of the portfolio, and are within a range of what a new build renewable asset would achieve and the price that a new thermal facility would require in order to earn a reasonable return.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates by geographical location and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated thereafter for inflation rate specific to the country under review. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)	Consolidation of the Brookfield Renewable Power Fund

Included within the consolidated financial statements prior to the Combination was the 34% investment in the Fund, on a fully-exchanged basis. As a result of the reduction in ownership share of the Fund during 2010, Brookfield reassessed whether it continued to control the Fund. In making this assessment, the definition of control and guidance as set out in IAS 27 - Consolidated and Separate Financial Statements (“IAS 27”) was considered. Prior to the Combination, Brookfield concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. As a result, the Fund was controlled by Brookfield, and the financial position, results of operations and cash flows of the Fund were consolidated within the consolidated financial statements.

(v)	Financial instruments

In applying the policy on financial instruments, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(vi)	Deferred income tax

In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Recently Adopted Accounting Policies

(i)	Related party disclosures – revised definition of related parties

On January 1, 2011, Brookfield Renewable Group adopted the revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 is required to be applied retrospectively for annual periods beginning on or after January 1, 2011, and requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party. Implementation of IAS 24 did not have a material impact on Brookfield Renewable Group’s consolidated financial statements.

(ii)	Defined benefit assets and minimum funding requirements

On January 1, 2011, the Brookfield Renewable Group adopted Prepayments of a Minimum Funding Requirement (Amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (“IFRIC 14”). Without the amendments, in some circumstances entities were not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. Implementation of IFRIC 14 did not have a material impact on the Brookfield Renewable Group’s consolidated financial statements.

(iii)	Improvements to IFRS

On January 1, 2011, Brookfield Renewable Group adopted Improvements to IFRS – as part of the IASB’s program of annual improvements to its standards. Implementation of Improvements to IFRS did not have a material impact on Brookfield Renewable Group’s consolidated financial statements.

(iv)	Extinguishing financial liabilities with equity instruments

On January 1, 2011, Brookfield Renewable Group adopted Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”). This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. Implementation of IFRIC 19 did not have a material impact on Brookfield Renewable’s audited consolidated financial statements.

Future Changes in Accounting Policies

(i)	Financial instruments

IFRS 9 was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)	Consolidation

IFRS 10 was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the consolidated financial statements.

(iii)	Joint arrangements

IFRS 11 was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures (“IAS 31”), and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the consolidated financial statements.

(iv)	Disclosure of interests in other entities

IFRS 12 was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the consolidated financial statements.

(v)	Fair value measurement

IFRS 13, a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the consolidated financial statements.

(vi)	Accounting for employee benefits and minimum funding requirements

In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits (“IAS 19”). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in OCI. These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(vii)	Presentation of items of other comprehensive income

In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(viii)	Income taxes

In December 2010, IASB issued amendments to IAS 12, Income Taxes. Under these amendments, an entity is required to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment is effective for annual periods starting on or after January 1, 2012. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(ix)	Consolidation and separate financial statements

In May 2011, IASB amended and reissued IAS 27. The amended standard is to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(x)	Investment in associates

In May 2011, IASB amended and reissued IAS 28, Investment in Associates and Joint Ventures. The amended standard prescribes the accounting treatment for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

Risk Management

Brookfield Renewable Group faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable Group that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

Commodity Risk

Our commodity risk is to the price of electricity. Brookfield Renewable Group sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. As at December 31, 2011, virtually all (99%) of the Brookfield Renewable Group’s generation was sold pursuant to PPAs, either to third parties or through entities of Brookfield. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements.

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity

	Effect on net income			Effect on OCI
(MILLIONS)	2011	2010	2009	2011	2010	2009
5% increase	$(2)	$(125)	$(138)	$-	$-	$-
5% decrease	$2	$139	$138	$-	$-	$-

Interest Rate Risk

Brookfield Renewable Group’s assets largely consist of long duration physical assets. Brookfield Renewable Group’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable Group also holds interest rate contracts to lock-in fixed rates on anticipated future debt issuances.

Interest rate risk exists principally due to our subsidiaries’ and associates’ indebtedness with variable rates. Our subsidiaries have long-term debt principal value of $4,246 million (on a proportionate basis) as of December 31, 2011 of which approximately $1,382 million or 33% has been issued as floating rate debt. Of this amount, $730 million has been hedged through the use of interest rate swaps. Brookfield Renewable Group has corporate long-term debt with a principal value of $1,077 million as of December 31, 2011, all of which is fixed-rate debt.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent at the beginning of the financial year and is held constant throughout the reporting period, with all other variables held constant.

Impact of a 1% change in interest rates

	Effect on net income			Effect on OCI
(MILLIONS)	2011	2010	2009	2011	2010	2009
1% increase	$(7)	$(7)	$(7)	$48	$1	$10
1% decrease	$7	$7	$7	$(48)	$(1)	$(10)

Foreign Currency Risk

Brookfield Renewable Group’s principal foreign exchange risks involve changes in the value of the Canadian dollar and the Brazilian real versus the U.S. dollar. To mitigate these risks, Brookfield Renewable Group designates certain monetary liabilities as hedges against its net investment in the Canadian subsidiaries. In addition, management monitors the risk associated with foreign currency rate fluctuations and, from time to time, may enter into forward foreign exchange contracts or employ other hedging strategies.

Brookfield Renewable Group is also exposed to foreign currency risk arising on the translation of foreign monetary assets and liabilities recorded in its U.S. functional subsidiaries but as the monetary value of these is small the impact is minimal.

Credit Risk

Brookfield Renewable Group minimizes credit risk with counterparties to financial instruments and physical electricity and gas transactions through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable Group’s PPAs are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection.

Liquidity Risk

Liquidity risk is the risk that Brookfield Renewable Group cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable Group’s cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. We also ensure that we have access to public debt markets by maintaining a strong credit rating.

Brookfield Renewable Group is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects only the risks associated with instruments that we consider are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully the market risk exposure that the Brookfield Renewable has.

Fourth Quarter Results for 2011

Generation for the three months ended December 31, 2011 was 3,848 GWh compared to 4,002 GWh in the same period last year and long-term average of 4,076 GWh. This is a decrease of 154 GWh or 4% in the quarter compared to last year and a 228 GWh or 6% decrease from long-term average.

Hydroelectric generation for the three months ended December 31, 2011 was 3,391 GWh compared to 3,586 GWh in the same period last year and long-term average of 3,723 GWh. This is a decrease of 195 GWh or 5% in the quarter compared to last year and 332 GWh or 9% decrease than long-term average.

Wind generation for the three months ended December 31, 2011 was 255 GWh compared to 186 GWh in the same period last year and long-term average of 249 GWh. This is an increase of 69 GWh or 37% in the quarter compared to last year and an increase of 6 GWh or 2% increase from long-term average.

							Variance of Results
For the three months ended December 31 (GWh)	Actual Generation			LTA Generation			Actual vs. Prior year	Actual vs. LTA
	2011	2010	2009	2011	2010	2009	2011	2011
Hydroelectric generation

United States	1,756	1,711	1,838	1,655	1,621	1,601	45	101

Canada	756	1,054	958	1,189	1,193	1,200	(298)	(433)

Brazil (1)	879	821	745	879	821	745	58	-
	3,391	3,586	3,541	3,723	3,635	3,546	(195)	(332)
Wind energy	255	186	129	249	154	134	69	6
Other	202	230	156	104	104	104	(28)	98
Total generation (2)	3,848	4,002	3,826	4,076	3,893	3,784	(154)	(228)
% variance							(4)%	(6)%

(1)	Assured generation levels.
(2)	Actual and long-term average generation includes 100% of generation from equity-accounted investments.

SUMMARY FINANCIAL REVIEW ON A PRO FORMA BASIS FOR THE YEAR ENDED DECEMBER 31, 2011

We are providing pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management and other service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial results give effect to the following transactions:

Items affecting future cash flows:

•	amendment and execution of PPAs; and

•	execution of management and other service agreements.

Items not affecting cash flows:

•	changes in the fair value of property, plant and equipment due to the change in PPAs, and the resulting change in depreciation expense;

•	change in the accounting policy for construction work-in-progress to include this asset type in the assets that are revalued when appropriate criteria are satisfied;

•	settlement of intercompany balances as at the date of the transaction; and

•	elimination of the Fund unit liability and related unrealized gain or loss on remeasurement.

For additional information on the pro forma adjustments see “Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results”.

The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transaction been effected on the date indicated. The accounting for certain of the Combination transactions required the determination of fair value estimates as at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011.

Adjusted EBITDA and Funds from Operations on a Pro Forma Basis

For the years ended December 31	Results under actual generation	Results under LTA generation (1)
(Millions, except as noted)	2011	2011
Generation (GWh)	15,877	16,297

Revenues	$1,309	$1,369
Other income	19	19
Share of cash earnings from equity-accounted investments	23	23
Direct operating costs	(425)	(425)
Adjusted EBITDA (2)	926	986
Interest expense - borrowings	(411)	(411)
Management service costs	(22)	(22)
Current income taxes	(22)	(22)
Cash portion of non-controlling interests	(52)	(50)
Funds from operations (FFO) (3)(4)	$419	$481

(1)

Revenues are computed by using the long-term average generation for each facility and multiplied by the pricing in the respective PPAs measure. The majority of direct operating costs are fixed regardless of changes in generation levels or revenue except for certain items such as water royalty fees, which are charged based on generation levels or revenues and will vary from time to time.

(2)	Pro forma results reflect new contracts and contract amendments, along with the tax implications of the Combination, as if each had occurred as of January 1, 2011.
(3)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Reconciliation of Pro forma Results”.
(4)	Funds from operations attributable to LP Unitholders for results under actual generation and under LTA generation was $212 million and $243 million, respectively.

Reconciliation of Pro Forma Results

The following table reconciles net loss, Adjusted EBITDA and funds from operations on a consolidated basis to net income, Adjusted EBITDA and funds from operations on a pro forma basis, assuming actual generation for the period indicated:

For the year ended December 31 (Millions)	Notes	2011

Net loss on a consolidated basis		$(451)

Change in revenues due to revised PPA	(i)	140

Change in direct operating costs	(ii)	(18)

Management service costs	(ii)	(21)

Elimination of loss on Fund unit liability	(iii)	376

Transfer of revaluation to other comprehensive income	(iv)	20

Change in depreciation expense	(v)	4

Intercompany settlements	(vi)	19

Deferred income taxes	(vii)	(37)

Net income on a pro forma basis		$32

Adjusted EBITDA on a consolidated basis		$804

Change in revenues due to revised PPA	(i)	140

Change in direct operating costs	(ii)	(18)

Adjusted EBITDA on a pro forma basis		$926

Funds from operations on a consolidated basis		$318

Change in revenues due to revised PPA	(i)	140

Change in direct operating costs	(ii)	(18)

Management service costs	(ii)	(21)

Funds from operations on a pro forma basis		$419

SUMMARY OF PRO FORMA ADJUSTMENTS AS THEY RELATE TO THE COMPARATIVE FINANCIAL RESULTS:

(i)	Power Purchase Agreements

Pro forma income (loss) reflects an amendment to the PPA between Brookfield Asset Management and GLPL, an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Under the amendment, Brookfield Asset Management has agreed to support the price that GLPL receives for electricity generated by facilities owned by GLPL, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the Canadian consumer price index during the previous calendar year.

In a separate transaction, BEM LP and MPT, an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an amendment to the existing master power purchase and sale agreement (the “Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to 20% of the increase in the Canadian consumer price index during the previous calendar year.

Additionally, BEM LP and BPUSHA agreed to the Energy Revenue Agreement under which BEM LP agreed to support the price that BPUSHA receives for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of 3% in any calendar year. In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the facilities entered into Power Agency Agreements under which BEM LP will provide certain services. BEM LP will be entitled to be reimbursed for any third-party costs incurred and, except in a few cases, receives no additional fee for its services under the Power Agency Agreements.

The impact of these contract price amendments and agreements are summarized as follows:

	Actual generation (GWh)	Incremental Revenue
For the years ended December 31 (Millions)	2011	2011

GLPL PPA	964	$ 13

Mississagi PPA	473	17

Energy Revenue Agreements	3,512	110

Total	4,949	$ 140

(ii)	Management and Other Service Agreements

An exclusive agreement with Brookfield to provide operating, management and consulting services to the Brookfield Renewable Group provides for a management service fee to be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the Total Capitalization Value of Brookfield Renewable Group, as defined. Pro forma results for management services costs reflect an expense of $22 million for the year ended December 31, 2011.

Brookfield Renewable Group will also pay an annual marketing service fee of $18 million to a subsidiary of Brookfield Asset Management to reflect an agreement to provide energy marketing services. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results reflect an expense of $18 million included in direct operating costs for the year ended December 31, 2011.

(iii)	Transfer of Brookfield Renewable Power Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield was completed at fair value satisfied by the issuance of LP Units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability related to the change in fair value of the LP Units and the distributions made on such Fund units were eliminated.

(iv)	Changes in Fair Value of Financial Instruments

During the year ended December 31, 2011, certain power guarantee agreements between Brookfield Renewable Group and Brookfield were accounted for as financial instruments with unrealized losses of $20 million.

As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable Group. Thus, the unrealized financial instrument gains (losses) described above has been eliminated.

(v)	Change in Depreciation Expense

The reduction in fair value of the power generating assets arising from the Combination results in a decrease in pro forma depreciation expense of $4 million for the year ended December 31, 2011.

(vi)	Intercompany Settlements

Brookfield Renewable Group settled certain intercompany loans and transactions with Brookfield upon completion of the Combination. To reflect these transactions in the pro forma statement of income, interest income of $19 million was recorded for the year ended December 31, 2011.

(vii)	Deferred Income Tax

Net income on a pro forma basis for the year ended December 31, 2011 reflects a decrease in deferred tax recoveries of $37 million.

5.B	LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

5.D	TREND INFORMATION

See Item 4.B “Business Overview — Renewable Power Growth Opportunity” beginning on page 42 to understand our global renewable power drivers, core markets and growth opportunities.

See Item 5.A “Operating and Financial Review and Prospects — Operating Results” for information on the following trend information:

•	“— Financial Review for the Three Months Ended September 30, 2012” beginning on page 63 (variability of generation);

•	“— Contract Profile” beginning on page 77 (predictability in funds from operations); and

•	“— Liquidity and Capital Resources” beginning on page 75 (funding of growth initiatives, capital expenditures, distributions and general business purposes).

5.E	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 5.A “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of the Managing General Partner

As required by Bermuda law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of Brookfield Renewable by a general partner rather than a board of directors and officers. The Managing General Partner, which is a wholly-owned subsidiary of Brookfield Asset Management, serves as Brookfield Renewable’s general partner and has a board of directors. The Managing General Partner has no executive officers. The Managing General Partner has sole responsibility and authority for the central management and control of Brookfield Renewable, which is exercised through its board of directors. The directors of the Managing General Partner each serve as a director until a successor is appointed to replace them.

The board of directors of the Managing General Partner is comprised of seven directors, five of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence	Position	Election Date	Principal Occupation

Jeffrey Blidner Ontario, Canada	Chair	August 2, 2011	Senior Managing Partner of Brookfield Asset Management

Eleazar de Carvalho Filho(1)(3) Sao Paulo, Brazil	Director	November 28, 2011	Founder and Corporate Director of Virtus BR Partners

John Van Egmond(2)(3) Arizona, United States	Director	November 28, 2011	Financial Consultant, Ozona Corporation

Lars Josefsson	Director	October 1, 2012	Executive Officer of Stockholm, Sweden Contributor AB

David Mann(1)(2) Nova Scotia, Canada	Director	November 28, 2011	Counsel, Cox & Palmer

Lou Maroun(2)(3) Devonshire, Bermuda	Director	August 2, 2011	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation

Patricia Zuccotti(1) Washington, United States	Director	November 28, 2011	Corporate Director

(1) Member of the Audit Committee.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Compensation Committee.

Biographical information for each of the directors is included below.

Jeffrey Blidner. Jeffrey is the Chair of the board of directors of the Managing General Partner. Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning as well as transaction execution. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Toronto-based law firm. His practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs, restructurings and private equity transactions. Jeffrey was called to the Bar in Ontario as a Gold Medalist in 1974. Jeffrey was a director of AT&T Canada Inc. from August 2002 to January 2003. On October 15, 2002, AT&T Canada Inc. filed under the Companies’ Creditors Arrangement Act (Canada) in connection with a capital restructuring process. The order was in effect until February 28, 2003.

Eleazar de Carvalho Filho. Eleazar is a Director of the Managing General Partner. Eleazar was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer for Unibanco Investment Bank. He is a founding partner of Iposeira Capital, established in 2003 as an independent advisory and asset management company, as well as Virtus BR Partners. From 2006 to 2011, Eleazar served as the non-executive Chairman of BHP Billiton Brazil. He also served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Eleazar is currently a director of FMC Technologies, Inc. and of Companhia Brasileira de Distribuição Grupo Pão de Açúcar (GPA), President of the Board of Trustees of the Brazilian Symphony Orchestra. Born in Sao Paulo, Eleazar holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University. Eleazar was a Director of Varig S.A. — Vição Aérea Rio-Grandense from May 7, 2005 to November 18, 2005. On June 17, 2005 as part of a restructuring mandate Varig S.A. — Vição Aérea Rio-Grandense applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig S.A. — Vição Aérea Rio-Grandense was declared bankrupt. The bankruptcy proceedings are still underway.

John Van Egmond. John is a Director of the Managing General Partner. John is presently a financial consultant with Ozona Corporation (a general consulting company) in Tucson, Arizona. Prior to this role, he was the acting President and Chief Executive Officer and Director of Wilshire Technologies, Inc. (located in Carlsbad, California) where he was responsible for all financial, operational, sales and marketing and human resource functions. John is the past President of Century Power Corporation, an independent power producer based in Tucson, Arizona. John is a Certified Public Accountant and received a Bachelor of Science in accounting in 1972 from Montana State University.

              Lars Josefsson. Lars is a Director of the Managing General Partner. His prior positions include President and Chief Executive Officer of Vattenfall AB (2001-2010), Managing Director of Celsius which later became SAAB AB (2000-2001), President and Chief Executive Officer of Celsius AB (1997-2000) and various positions with Ericsson over a 24-year period. Lars is also a member of the boards of directors of Robert Bosch GmbH and Holmen AB. He is Chairman of the Board of Green Circle Bioenergy Inc., and Burntisland Fabrication Ltd., as well as Chairman and Managing Partner of BioElectric Solutions LGJ AB, the founder of Biomass for Electricity Initiative and Foundation and a member of the Board of Trustees of Hand in Hand International. Lars graduated from Chalmers University of Technology in Applied Physics with a Master of Science in 1973 and in 1986 graduated from IMD, Lausanne, PED. Lars is an Honorary Professor in Physics, Brandenburg Technical University, Cottbus, Germany.

David Mann. David is a Director of the Managing General Partner. David formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1995-

2004) of Emera Inc., TSX-listed energy and services companies that invest in electrical generation, transmission and distribution. David currently serves as Counsel at Cox & Palmer (a law firm) and has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He also serves as Chairman of Logistec Corporation and is the Audit Committee Chairman of Logistec Corporation and also New Growth Corporation, Acadian Timber Corp., and Allbanc Split Corp II. David holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London, England.

Lou Maroun. Lou is a Director of the Managing General Partner. Lou is also a Director of Brookfield Infrastructure Partners L.P. and is the Founder and Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory. Prior to this role, Lou was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Lou also is on the board of directors of Acadian Timber Corp. and Partners REIT. Lou graduated from the University of New Brunswick in 1972 with a Bachelor’s degree followed by a series of post graduate studies, majoring in psychology. In January of 2007, after a long and successful career in investment real estate, Lou was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

Patricia Zuccotti. Patricia is a Director of the Managing General Partner. Patricia served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to November 2011. Prior to joining Expedia, Patricia was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Patricia is a Certified Public Accountant and received her Masters of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Manager’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations and their positions with the Manager as of the date of this Form 20-F.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Manager
Harry Goldgut	27	15	Group Chairman

Richard Legault	27	23	President and Chief Executive Officer

Sachin Shah	13	10	Chief Financial Officer

Jeff Rosenthal	27	5	Chief Operating Officer

Donald Tremblay	25	19	Executive Vice President

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise. Members of this team have also been integral in building and developing Brookfield’s renewable power operations and, although certain members of the senior management team are also managing partners of Brookfield or have some responsibilities in other Brookfield businesses, these members devote substantially all of their time to the management and development of the renewable power business. Biographical information for each of the members of this team is included below.

Harry Goldgut. Harry is the Group Chairman of the Manager. Harry is also a Senior Managing Partner of Brookfield Asset Management and the Chairman of Brookfield’s Power & Utilities Group comprising Brookfield’s renewable power generation and electric utilities businesses. He has been involved in the electric power industry since 1985. Harry joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He has played an active role in the restructuring of the electricity industry in Ontario as both a member of the Market Design Committee appointed by the Ontario Government in 1998 and as a member of the Minister of Energy’s Advisory Committee. Harry received an LL.B. in 1980 from Osgoode Hall Law School, and was called to the Ontario Bar in 1982.

Richard Legault. Richard is the President and Chief Executive Officer of the Manager. Richard is also a Senior Managing Partner of Brookfield Asset Management, Chief Executive Officer of BRPI and was the Chief Executive Officer of the Fund. Richard oversees Brookfield’s Power & Utilities Group, comprising Brookfield’s renewable power generation and electric utilities businesses. He has led the growth of Brookfield’s renewable power operations in North and South America, helping to make Brookfield Renewable one of the largest pure play renewable power portfolios. Richard was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with the Brookfield’s forest products operations. Richard received a Bachelor of Accounting from the Université du Québec in Hull.

Sachin Shah. Sachin is the Chief Financial Officer of the Manager. Sachin joined Brookfield Asset Management in 2002 as part of the corporate finance team and most recently served as its Managing Partner, Finance. In that capacity, working with Brookfield Asset Management’s Chief Financial Officer, Sachin focused on financial reporting, treasury, risk management and investor relations. In February 2011, he joined BRPI as Chief Financial Officer. Sachin received a Bachelor of Commerce degree from the University of Toronto in 1999.

Jeff Rosenthal. Jeff joined Brookfield in 2007 to oversee Brookfield’s management of transmission and distribution assets in North America. In 2010, he was appointed Chief Operating Officer of Brookfield’s Canadian renewable power portfolio and transmission assets. In 2012, Mr. Rosenthal took over the role of Chief Operating Officer for the whole Brookfield Renewable Group, including North and South American Operations. He is responsible for ensuring all operations and development activities are conducted with the utmost importance placed on health, safety and the environment. He leads the strategic initiatives that foster development activities, in addition to supporting mergers and acquisition opportunities for both generation and transmission. Previously, Jeff was President and Chief Executive Officer of Oshawa Power and Utilities and has held other senior positions in the utility industry. Jeff is a Professional Engineer and has a Masters of Business Administration from the Schulich School of Business at York University.

Donald Tremblay. Donald is the Executive Vice President of the Manager. Donald has 19 years of experience working at Brookfield and started his career holding financial management positions of increasing responsibility with Brookfield. Donald was instrumental in the initial public offering of the Fund. Donald served as Executive Vice President and Chief Financial Officer of BRPI from 2003 to February 2011. In this role, he has led teams responsible for financings of a total value exceeding C$2.5 billion and has been actively involved in the due diligence process in many of the acquisitions that have significantly expanded the portfolio of assets of BRPI. Donald received a Bachelor of Accounting from the Université du Québec in Hull in 1987.

See also information contained under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.

Our Master Services Agreement

Brookfield Renewable, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Manager has agreed to provide oversight of our business and provide the services of senior management to Brookfield Renewable. In addition, the Manager has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administrative activities. The Operating Entities are not a party to our Master Services Agreement.

Under our Master Services Agreement, the Service Recipients have appointed the Manager, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services:

•

causing or supervising the carrying out of all day to day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•

identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	causing or supervising the preparation and implementation of any operating plan, capital expenditure plan or marketing plan;

•	recommending to the Holding Entities suitable candidates to serve on the Governing Bodies of the Operating Entities;

•	making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the Operating Entities;

•	making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by us to our LP Unitholders;

•

monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant Governing Body;

•

attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the Governing Body of the relevant Service Recipient;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•	causing or supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

•

making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks including directors and officers insurance, as the relevant service provider and the relevant Governing Body may from time to time agree;

•	arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for Brookfield Renewable only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;

•	advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day to day operations.

The Manager’s activities are subject to the supervision of the board of directors of the Managing General Partner and the Governing Bodies of each of the other Service Recipients, as applicable. The Manager has agreed to exercise the power and discharge the duties conferred under our Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.

Management Fee

Pursuant to our Master Services Agreement, we pay an annual base management fee, referred to as the “Base Management Fee”, to the Manager equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP units, and securities of the other Service Recipients that are not held by Brookfield Renewable Group, plus all outstanding third party debt with recourse to Brookfield Renewable, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of Brookfield Renewable in a given period is less than the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis.

Total Capitalization Value as of the latest balance sheet date (September 30, 2012) is $9,779,452,890, which against the initial reference value of $8,093,033,167 and factoring in the quarterly amount of the $20 million payable annually, resulted in a Base Management Fee payment for the third quarter of 2012 in the amount of approximately $10.3 million. The Base Management Fee payment for the period between the Combination and December 31, 2011 was approximately $2.2 million and for the first half of 2012 was approximately $14.3 million.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Other Services” and “— Incentive Distributions”.

Reimbursement of Expenses and Certain Taxes

The relevant Service Recipient will reimburse the Manager for all out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Manager that are reasonably necessary for the performance by the Manager of its duties and functions under our Master Services Agreement. However, the Service Recipients will not be required to reimburse the Manager for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

In addition, the Service Recipients will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Manager will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our Master Services Agreement.

The Service Recipients will also be required to pay or reimburse the Manager for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager, which are personal to the Manager.

Termination

Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement effective upon written notice of termination to the Manager if any of the following occurs:

•

the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Manager;

•	the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	the Manager is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of the Manager.

The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. The Managing General Partner may only terminate our Master Services Agreement on behalf of Brookfield Renewable with the prior unanimous approval of the Managing General Partner’s independent directors.

Our Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of our operations.

The Manager may terminate our Master Services Agreement effective upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Manager and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipients. The Manager may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.

If our Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”.

Indemnification and Limitations on Liability

Under our Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for under such agreement in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The Managers have agreed to indemnify each of the Service Recipients and their affiliates, and their directors, officers, agents, members, partners, shareholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from the Manager’s bad faith, fraud, willful misconduct, gross negligence and, in the case of a criminal matter, conduct undertaken with the knowledge that the conduct was unlawful. The maximum amount of the aggregate liability of the Manager and its affiliates, the directors, officers, employees, contractors, agents, advisors and other representatives of the Manager and its affiliates, will be equal to the amounts previously paid in respect of services pursuant to our Master Services Agreement or any other agreement or arrangement contemplated by our Master Services Agreement in the two most recent calendar years by the Service Recipients. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions — Relationship Agreement”.

See also information contained in this Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield” and Item 6.A “Directors and Senior Management”.

6.B	COMPENSATION

Our Management

The Managing General Partner does not have any employees. We have entered into our Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide management services to Brookfield Renewable, BRELP and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A “Directors and Senior Management—Our Master Services Agreement—Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described under Item 7.B “Related Party Transactions—Incentive Distributions”.

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table below under Item 6.A “Directors and Senior Management—Our Management”, are not compensated by Brookfield Renewable or the Managing General Partner. Instead, they continue to be compensated by Brookfield. These individuals are not directors or officers of Brookfield Renewable or the Managing General Partner.

The following individuals performed functions similar to a chief executive officer and chief financial officer for Brookfield Renewable (only for the purpose of compliance with applicable securities laws) and the other three most highly paid members of our core senior management team for the year ended December 31, 2011 (collectively, our “Named Executive Officers” or “NEOs”):

Richard Legault, Chief Executive Officer of the Manager;

Sachin Shah, Chief Financial Officer of the Manager;

Harry Goldgut, Group Chairman of the Manager;

*Ben Vaughan, President and Chief Operating Officer of the Manager; and

Donald Tremblay, Executive Vice President of the Manager

*Effective May 2012, Ben Vaughan has ceased to act as President and Chief Operating Officer of the Manager and is transitioning to a new position with Brookfield outside of Brookfield Renewable and the Manager. From that date forward, Richard Legault assumed the role of President and Chief Executive Officer.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs are: base salary, management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term share ownership plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Limited Voting Shares”).

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to long-term share ownership plans but tends to include a larger percentage of their total compensation in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the DSUP or restricted shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s compensation committee (“BAM’s Compensation Committee”) grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Limited Voting Shares, restricted shares of Class A Limited Voting Shares or escrowed shares as described below.

Brookfield Renewable has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by Brookfield Renewable.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of the position has changed.

Cash Bonus and Long-Term Incentive Plans

Brookfield believes that, for the NEOs, given their focus on long-term decision making, the impact of which is difficult to assess in the short term, a formula calculation based on annual operational targets may not appropriately reflect their long-term objectives. Accordingly, for the NEOs, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation by Brookfield of the progress in executing Brookfield Renewable’s strategy and business plan as a whole; no specific weight is given to the achievement of any individual objective

The Cash Bonuses and compensation under long-term incentive plans granted to the NEOs by Brookfield are directly related to the performance and achievements of the NEOs, the performance and success of Brookfield Renewable Group, as well as significant contributions to the business strategy of Brookfield as a whole. The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary, based on his achievement of specific objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer and pertain, in part to the performance of Brookfield Renewable Group with respect to its funds from operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of the portfolio of assets, financing activities, as well as sound management governance practices.

The objectives relating to Brookfield Renewable are driven by Brookfield Renewable Group’s business plan and are meant to be aggressive and indicative of the entrepreneurial and opportunistic culture of the organization. They support the long-term strategy of Brookfield Renewable Group by translating into concrete and specific terms various transactions and initiatives that Brookfield’s and our Manager’s management believe will create shareholder value over the long-term.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Limited Voting Shares. The purpose of these arrangements is to achieve an alignment of interest between Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

Brookfield has three long-term incentive plans in which NEOs of Brookfield Renewable participate. They are described below in more detail.

Management Share Option Plans. The management share option plans govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest as to 20% at the end of each year on a cumulative basis and are exercisable over a ten-year period. The management share option plans are administered by BAM’s Compensation Committee. Options are granted to the NEOs in late February or early March of each year as part of the annual compensation review. Management may request that BAM’s Compensation Committee grant special compensation awards to the NEOs. BAM’s Compensation Committee has a specific written mandate to review and approve executive compensation. BAM’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based in part upon the recommendations of the Chief Executive Officer of the Manager and the board of directors of Brookfield Asset Management gives final approval on these compensation matters.

The number of options granted to NEOs is determined based on the scope of their roles, level of responsibilities and performance against objectives set out for the Brookfield Renewable Group. In doing so, consideration is given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date.

Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Limited Voting Share. The DSUP is administered by BAM’s Compensation Committee. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of Class A Limited Voting Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs allotted as dividends are subject to vesting provisions (except in the case of dividends on DSUs acquired through the reinvestment of Cash Bonus awards). The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable Group ceases.

Restricted Share Unit Plan. The Restricted Share Unit Plan (the “RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Limited Voting Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by BAM’s Compensation Committee. RSUs vest over periods of up to five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

RSUs are not adjusted for regular dividends paid on Brookfield Asset Management’s Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Brookfield Asset Management’s Class A Limited Voting Shares on the date employment with Brookfield Asset Management ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives are awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2004.

Restricted Stock Plans. Brookfield Asset Management has two restricted stock plans: the Restricted Stock Plan and the Escrowed Stock Plan. These plans were established on February 17, 2011 to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends.

Restricted Stock Plan. The Restricted Stock Plan (the “RSP”) governs the award to executives of Class A Limited Voting Shares purchased on the open market. BAM’s Compensation Committee administers the RSP. Restricted shares vest over periods of up to five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Vested and unvested restricted stock must be held until the fifth anniversary of the award date. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Class A Limited Voting Shares. Prior to the fifth anniversary of the award date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares.

Escrowed Stock Plan. The Escrowed Stock Plan (the “Escrowed Stock Plan”) governs the award of non-voting common shares (“escrowed shares”) of one or more private companies (each, a “Holdco”) to designated executives or other individuals designated by BAM’s Compensation Committee. Each Holdco is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each Holdco uses its cash resources to purchase Class A Limited Voting Shares of Brookfield Asset Management on the open market. Dividends paid to each Holdco on the Class A Limited Voting Shares acquired by the Holdco will be used to pay dividends on the preferred shares which are held by Brookfield. The Class A Limited Voting Shares acquired by a Holdco will not be voted.

Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the date of the award and must be held until the fifth anniversary of the award date. Each holder may exchange escrowed shares for Class A Limited Voting Shares issued from treasury of Brookfield Asset Management at a date at least five years from and no more than 10 years from the award date.

Brookfield believes that, for the NEOs, given their focus on long term decision making, the impact of which is difficult to assess in the short term, a formula calculation based on annual operational targets or individual performance targets may not appropriately reflect the long term strategy. Accordingly, as a whole, no specific weight is given to the achievement of any individual objective.

For 2011, the Cash Bonuses and compensation under long-term incentive plans paid to the NEOs by Brookfield were based on the overall performance of Brookfield Renewable Group and significant contributions to the business strategy of Brookfield as a whole. Listed below are several of the key accomplishments which drove Brookfield Renewable Group’s strategy and business plan and which influenced the level of Cash Bonus and long-term incentives received by each of the NEOs.

•	We successfully completed the Combination to establish Brookfield Renewable, thus forming one of the world’s largest publicly-listed pure-play renewable power businesses.

•	We obtained credit facilities of a total value of C$950 million to support our growth activities, including the acquisition of wind development projects and a hydroelectric facility in Brazil.

•	We successfully implemented low cost funding strategies through completion and closing of a total of C$622 million of financings for seven of our assets.

•

We significantly increased our presence on the West Coast of the United States from both an operational and commercial perspective. We completed the acquisition of two wind projects in California totaling 172 MW and the remaining 50% interest in our existing 102 MW California wind project, which will allow us to significantly expand our portfolio of wind assets.

•

We commissioned our 166 MW Comber wind farm in Canada, whose construction was completed on schedule and below budget by C$40 million, as well as completed the construction and commissioning of the 99 MW Granite Reliable wind farm located in the U.S.

•	We acquired Sacre II, a fully contracted 30 MW hydroelectric facility in the southeast region of Brazil, and successfully integrated the employees to our Brazil operations.

•	We completed the construction and commissioning of two hydroelectric plants, namely Lower St. Anthony Falls and Glen Ferris, therefore adding another 16 MW of capacity to our U.S. portfolio of assets.

•	We made strong progress on furthering the development of a 45 MW hydroelectric project in British Columbia that has a 40-year PPA by receiving a key environmental assessment certificate.

•	Further details on many of our 2011 accomplishments are described under Item 4.A “History and Development of our Business”.

Performance Graph

	Jan 1, 2007	2007	2008	2009	2010	2011
Brookfield Renewable Power Fund / Brookfield
Renewable Energy Partners L.P.	100.0	113.7	94.8	122.9	140.7	195.6
S&P / TSX Composite Index Total Return	100.0	109.8	73.6	99.1	116.9	106.7

The graph above shows the performance of our LP Units (and, prior to the Combination, the Fund’s trust units) as compared to the S&P/TSX Composite Index for the past five years. The performance of the LP Units is one of the considerations but not a direct factor in the determination of compensation for NEOs.

Summary Compensation Table

The NEOs are all employed by Brookfield and their services are provided to us pursuant to our Master Services Agreement. We are not responsible for paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2011 to December 31, 2011 and for the previous two years (which includes payments to the NEOs by Brookfield prior to the Combination).

		Salary (1)	Share-based Awards			Options-based Awards	Non-equity incentive plan compensation	Pension Value	All Other Compensation	Total Annual Compensation
Name and Principal Position	Year	($)	Escrowed Shares (2) ($)	Restricted Shares (3), (7) ($)	DSUs (1), (7) ($)	(1), (4), (5), (6) ($)	(1), (7) ($)	($)	(1), (8) ($)	(1) ($)
Harry Goldgut (9)	2011	454,913	981,000	454,913	0	0	0	0	29,127	1,919,953
Group Chairman of the	2010	404,367	1,180,500	0	404,367	0	0	0	25,603	2,014,837
Manager	2009	379,094	0	0	303,275	1,458,000	0	0	24,444	2,164,813
Richard Legault	2011	505,459	1,308,000	0	0	0	505,459	0	42,104	2,361,022
Chief Executive Officer of	2010	505,459	1,180,500	0	126,365	0	379,094	0	34,008	2,225,426
the Manager	2009	404,367	0	0	202,184	1,701,000	202,184	0	34,307	2,544,042
Benjamin Vaughan	2011	404,367	0	1,113,930	0	981,000	40,437	0	35,770	2,575,504
President and Chief	2010	353,821	0	0	161,747	826,350	40,437	0	34,627	1,416,982
Operating Officer of the
Manager	2009	303,275	0	0	53,073	972,000	53,073	0	27,813	1,409,234
Sachin Shah	2011	303,275	0	363,728	0	457,800	113,728	0	31,237	1,269,768
Chief Financial Officer of	2010	267,893	0	0	101,092	275,450	101,092	0	18,577	764,104
the Manager	2009	242,620	0	0	60,655	607,500	60,655	0	18,600	990,030
Donald Tremblay	2011	328,548	0	0	0	196,200	227,457	0	45,923	798,128
Executive Vice President	2010	303,275	0	0	0	181,010	121,310	0	43,862	649,457
of the Manager	2009	252,729	0	0	0	364,500	101,092	0	45,544	763,865

(1) Compensation is normally paid to the NEOs in Canadian dollars. The U.S. dollar equivalent shown has been calculated for purposes of this summary compensation table using the average exchange rate of C$1.00 = US$1.010918, which was the average rate for 2011 as reported by the Bank of Canada.

(2) The value awarded under the Escrowed Stock Plan is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Limited Voting Share at the time of the award and the potential increase in value assuming a hold of 7.5 years, a volatility of 32.6%, a risk free rate of 1.8% and a dividend growth rate of 4%. This value has been discounted by 25% to reflect the delayed vesting until the fifth anniversary of the award.

(3) Includes restricted share grants and elected deferrals from Cash Bonus. Restricted shares granted to the executive vest 20% per year over 5 years. Restricted shares received as a result of bonus deferral vest immediately. The restricted shares in this column for 2011 were awarded on February 29, 2012 at a price of US$31.32, the volume weighted average price of the Class A Limited Voting Shares on the NYSE for the 5 days preceding the award date less the value of the required withholding taxes. Mr. Vaughan was awarded a total of 21,499 restricted shares, Mr. Shah was awarded a total of 7,020 restricted shares and Mr. Goldgut was awarded a total of 8,726 restricted shares.

(4) The 2011 option awards are based on the value of the options issued on February 29, 2012 of $6.54 per option calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield’s management share option plans. The options granted at this date are exercisable at the price of $31.32.

(5) The 2010 option awards are based on the value of the options issued on March 1, 2011 of $7.87 per option calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield’s management share option plans. The options granted at this date are exercisable at a price of $32.61.

(6) The 2009 option awards are based on the value of the options issued on March 2, 2010 of $4.86 per option (converted from C$5.03 using the Bloomberg’s mid-market exchange rate of US$1 = C$1.0356 on March 2, 2010.) calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield’s management share option plans. The options granted at this date are exercisable at a price of $23.18.

(7) Some of the NEOs have elected to reinvest a portion of their Cash Bonus in Brookfield and receive it in share-based awards (“DSUs” or “Restricted Shares”). The bonus paid out in the form of DSUs or Restricted Shares is included in the share-based awards columns.

(8) These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits.

(9) The values in this row do not include $27,005 of in-the-money value from 1,375 options which Mr. Goldgut exercised in 2011.

Incentive Plan Awards - Outstanding Share-Based Awards and Option Based Awards

The following table shows the options, restricted share awards and unvested DSUs outstanding at December 31, 2011.

Option Awards and Share-Based Awards at December 31, 2011

	Option Awards (1) (2)		Restricted Share Appreciation		Share-Based Awards
	Vested and Unvested		Units (RSU) Awards (2)(3) Vested and Unvested		Escrowed Shares (1)		Deferred Share Units (DSUs) (5)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised Options	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding RSUs	Number of Unvested ESs	Market Value of Unvested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	(#)	($)	(#)	($)	($)

Harry Goldgut	1,098,000	9,642,290	253,125	4,758,888	150,000	-			4,328,051
Richard Legault	1,534,375	9,843,837	253,125	4,758,888	150,000	-			2,826,945
Benjamin Vaughan	867,563	5,679,727	-	-	-	-			800,007
Sachin Shah	565,250	3,743,460	-	-	-	-			473,974
Donald Tremblay	294,625	1,635,133	-	-	-	-			384,504

(1) These values do not include awards made to the NEOs on February 29, 2012.

(2) The market value is the amount by which the value of the Class A Limited Voting Shares at the date shown exceeded the exercise price of the options or the RSU awards. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2011 was $27.44 (C$28.04 converted into U.S. dollars at the Bank of Canada exchange rate on that day of US$1.00 = C$1.0218) and on the NYSE on December 30, 2011 of $27.48 as applicable.

(3) Restricted shares are not redeemable until cessation of employment and have no expiration date.

(4) The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by Holdco less the net liabilities and preferred share obligations of the Holdco. There are no vested escrowed shares.

(5) The market value is calculated as the number of vested DSUs multiplied by the closing price of the Class A Limited Voting Share on December 31, 2011. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2011 was $27.44 (C$28.04 converted into U.S. dollars at the Bank of Canada exchange rate on that day of US$1.00 = C$1.0218) and on the NYSE on December 30, 2011 of $27.48 as applicable.

Incentive Plan Awards - Outstanding Option Awards and Restricted Shares at December 31, 2011

The following table shows the details of each option and restricted share outstanding at December 31, 2011.

	Option-based Awards					Restricted Share Units (RSUs)
Name and principal position	Number of securities underlying unexercised options (#)	Options exercise price (C$)	Options exercise price ($) (1)	Options expiration date	Market value of unexercised options at Dec 31, 2011 ($) (2)	Number of RSUs (#)	Issuance price ($) (1)(3)	Market value of RSUs December 31, 2011 ($) (2)

Harry Goldgut Group Chairman of the Manager	83,000	$8.51	$8.33	February 13, 2012	$1,586,436	253,125	$8.64	$4,758,888
	118,125	$8.83	$8.64	February 12, 2013	$2,220,811	-	-	-
	84,375	$13.37	$13.08	February 11, 2014	$1,211,710	-	-	-
	168,750	$20.42	$19.98	February 11, 2015	$1,258,808	-	-	-
	56,250	$27.30	$26.72	February 14, 2016	$40,859	-	-	-
	37,500	$39.03	$38.20	February 13, 2017	$-	-	-	-
	50,000	$31.62	$30.95	February 20, 2018	$-	-	-	-
	200,000	$17.65	$17.27	February 25, 2019	$2,033,666	-	-	-
	300,000		$23.18	March 2, 2020	$1,290,000	-	-	-
	1,098,000				$9,642,290	253,125		$4,758,888

Richard Legault	84,375	$13.37	$13.08	February 11, 2014	$1,211,710	253,125	$8.64	$4,758,888
Chief Executive Officer of the Manager	393,750	$20.42	$19.98	February 11, 2015	$2,937,218	-	-	-
	168,750	$27.30	$26.72	February 14, 2016	$122,578	-	-	-
	37,500	$39.03	$38.20	February 13, 2017	$-	-	-	-
	100,000	$31.62	$30.95	February 20, 2018	$-	-	-	-
	400,000	$17.65	$17.27	February 25, 2019	$4,067,332	-	-	-
	350,000		$23.18	March 2, 2020	$1,505,000	-	-	-
	1,534,375				$9,843,838	253,125		$4,758,888

Ben Vaughan	15,688	$8.83	$8.64	February 12, 2013	$294,943	-	-	-
President and Chief Operating Officer of the Manager	33,750	$13.37	$13.08	February 11, 2014	$484,684	-	-	-
	129,375	$20.42	$19.98	February 11, 2015	$965,086	-	-	-
	33,750	$27.30	$26.72	February 14, 2016	$24,516	-	-	-
	30,000	$39.03	$38.20	February 13, 2017	$-	-	-	-
	20,000	$31.62	$30.95	February 20, 2018	$-	-	-	-
	300,000	$17.65	$17.27	February 25, 2019	$3,050,499	-	-	-
	200,000		$23.18	March 2, 2020	$860,000	-	-	-
	105,000		$32.61	March 1, 2021	$-	-	-	-
	867,563				$5,679,728	-		$-

Sachin Shah	6,750	$13.37	$13.08	February 12, 2014	$96,937	-	-	-
Chief Financial Officer of the Manager	6,750	$20.42	$19.98	February 11, 2015	$50,352	-	-	-
	11,250	$27.30	$26.72	February 14, 2016	$8,172	-	-	-
	38,250	$39.03	$38.20	February 13, 2017	$-	-	-	-
	42,250	$31.62	$30.95	February 20, 2018	$-	-	-	-
	300,000	$17.65	$17.27	February 25, 2019	$3,050,499	-	-	-
	125,000		$23.18	March 2, 2020	$537,500	-	-	-
	35,000		$32.61	March 1, 2021	$-	-	-	-
	565,250				$3,743,460	-		$-

Donald Tremblay	14,625	$13.37	$13.08	February 11, 2014	$210,030	-	-	-
	22,500	$20.42	$19.98	February 11, 2015	$167,841	-	-	-
Executive Vice President of the Manager	27,000	$27.30	$26.72	February 14, 2016	$19,612	-	-	-
	22,500	$39.03	$38.20	February 13, 2017	$-	-	-	-
	20,000	$31.62	$30.95	February 20, 2018	$-	-	-	-
	90,000	$17.65	$17.27	February 25, 2019	$915,150	-	-	-
	75,000		$23.18	March 2, 2020	$322,500	-	-	-
	23,000		$32.61	March 1, 2021	$-
	294,625				$1,635,133	-		$-
(1) The 2011 options exercise price was converted into U.S. dollars at the Bank of Canada exchange rate on December 31, 2011 US$1.00 = C$1.0218.

(2) The market value of the Class A Limited Voting Shares under option and RSUs is the amount by which the closing price of Class A Limited Voting Shares on December 31, 2011 exceeded the exercise price of the options and/or the issuance price of the RSUs. All values are calculated using the closing price of Class A Limited Voting Shares on December 31, 2011 on the TSX for options issued prior to March 2, 2010 and on the NYSE for options issued thereafter. The closing price of the Class A Limited Voting Shares on the TSX on December 31, 2011 was $27.44 (C$28.04 converted into U.S. dollars at the Bank of Canada exchange rate on that day of C$1.00 = US$1.0218.) The closing value of the Class A Limited Voting Shares on December 31, 2011 on the NYSE was $27.48.

(3) RSUs are not redeemable until cessation of employment and have no expiration date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option and share-based awards which vested during 2011.

Option and Share-Based Awards Vested During 2011

			Non-equity incentive plan compensation – Value earned during the year
	Value Vested During 2011 (1)
	Options	DSUs
Name Executive Officer	($)	($)
Harry Goldgut	1,235,497	451,005	0

Richard Legault	2,044,619	161,171	505,459

Benjamin Vaughan	1,315,716	172,009	40,437

Sachin Shah	1,150,891	208,756	113,728

Donald Tremblay	441,698	5,998	227,457

(1) The value on vesting date has been converted to US$ at an exchange rate of CDN $1.00 = US$1.010918, which was the average Bank of Canada exchange rate for 2011.

Pension Plan

Brookfield Renewable sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten-year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault and Mr. Tremblay participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, they have not accrued additional pension credits in any pension plan sponsored by Brookfield Renewable or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years amounts to $68,600. Mr. Tremblay elected in 2007 to transfer the lump sum value of his entitlements out of the pension plan.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table

	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Accrued obligation at year end ($)
Name		At year end	At age 65
Richard Legault

Chief Executive Officer of the Manager	16.31	68,600	68,600	598,000	0	759,000

Note: Amounts reported in Canadian dollars.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Manager for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Board of Directors of the Managing General Partner

The Managing General Partner pays each of its directors $60,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson/lead director of the board of directors an additional $35,000 per year and each chairperson of the committees of the board of directors an additional $10,000 ($20,000 for the chairperson of the Audit Committee). Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

We believe that directors of the Managing General Partner can better represent LP Unitholders if they are LP Unitholders themselves. Accordingly, within five years of joining the board of directors, directors of the Managing General Partner are required to hold sufficient LP Units such that either the acquisition cost or current market value is equal to at least two times their annual retainer, as established by the board. This minimum ownership requirement is currently $120,000. We consider this minimum ownership requirement to be consistent with best practices.

The Compensation Committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members. See Item 6.C “Board Practices — Compensation Committee”.

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2011, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Manager or any of their respective subsidiaries (or of the Fund or Brookfield or their respective subsidiaries prior to the Combination), nor any of their associates, has or had any indebtedness owing to Brookfield Renewable or any of its subsidiaries (or to the Fund or Brookfield or their respective subsidiaries prior to the Combination).

6.C	BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of the Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the Managing General Partner’s bye-laws. The Managing General Partner’s board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the bye-laws of the Managing General Partner. The following is a summary of certain provisions of those bye-laws that affect Brookfield Renewable’s governance.

Size, Independence and Composition of the Board of Directors

The Managing General Partner’s board of directors is currently set at seven directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws.

If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, the Managing General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and Removal of Directors

The Managing General Partner’s board of directors was appointed by its sole shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the Managing General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the Managing General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the Managing General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

The Managing General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

The Managing General Partner’s independent directors approved the Conflicts Policy which addresses the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. These transactions include, but are not limited to:

•	the dissolution of BRELP;

•	any material amendment to our Master Services Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP;

•

any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•	subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield;

•	subject to certain exceptions, any other material transaction involving us and Brookfield; and

•	termination of, or any determinations regarding indemnification under, our Master Services Agreement.

The Conflicts Policy requires the transactions described above to be approved by a majority of the Managing General Partner’s independent directors. Pursuant to the Conflicts Policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The Conflicts Policy can be amended at the discretion of the Managing General Partner. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Transactions in Which a Director Has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Managing General Partner, Brookfield Renewable or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement made with that company or firm or its affiliates after the date of the notice. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participated in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the Managing General Partner and Brookfield Renewable at the time it is approved.

Service Contracts

There are no service contracts with directors that provide benefit upon termination of office or services.

Indemnification and Limitations on Liability

The Amended and Restated Limited Partnership Agreement of BREP

The laws of Bermuda permit the partnership agreement of a limited partnership, such as Brookfield Renewable, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and The Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under the Amended and Restated Limited Partnership Agreement of BREP.

The Managing General Partner’s Bye-laws

The laws of Bermuda permit the bye-laws of an exempted company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the Managing General Partner’s bye-laws, the Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a Governing Body of BRELP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with Brookfield Renewable’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful. In addition, under the Managing General Partner’s bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Managing General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

Brookfield Renewable has obtained insurance coverage under which the directors of the Managing General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of the Managing General Partner, including certain liabilities under securities laws.

Corporate Governance Disclosure

The Managing General Partner’s board of directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of Brookfield Renewable, including advancing the best interests of Brookfield Renewable.

The Managing General Partner’s board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange and the applicable provisions under the Sarbanes-Oxley Act.

Board of Directors of the Managing General Partner

Mandate of the Board

The Managing General Partner’s board of directors oversees the management of Brookfield Renewable’s affairs directly and through three existing standing committees. The responsibilities of the board and each committee are set out in written charters, which are reviewed and approved annually. These charters are also posted on Brookfield Renewable’s website, www.brookfieldrenewable.com under “About - Governance”. See also Item 6.C “Board Practices”.

In fulfilling its mandate, the board is, among other things, responsible for the following:

•	assessing the principal risks of Brookfield Renewable’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•	reviewing and approving the reports issued to LP Unitholders, including annual and interim financial statements; and

•	promoting the effective operation of the board.

Meetings of the Board

The Managing General Partner’s board of directors meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by Brookfield Renewable. The board is responsible for its agenda. Prior to each board meeting, the Chair of the board discusses agenda items for the meeting with the Manager.

In 2012, the board of directors of the Managing General Partner had four regular quarterly meetings as well as three special meetings. All of the directors were present or could be heard at all meetings other than one special meeting, held on September 27, 2012, where Mr. David Mann was not in attendance. Four regular meetings are scheduled for 2013.

Size and Composition of the Board

The Managing General Partner’s board of directors is currently set at seven directors. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.

The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status

Jeffrey Blidner	Related	Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management.

Eleazar de Carvalho Filho	Independent

John Van Egmond	Independent

Lars Josefsson	Related	Mr. Josefsson is a consultant to Brookfield Asset Management.

David Mann	Independent

Lou Maroun	Independent

Patricia Zuccotti	Independent

The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board is fully comprised of independent directors. In addition, special committees of independent directors may be formed from time to time to review particular matter or transactions. The board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

At all quarterly meetings held since the Combination, the independent directors held meetings without the presence of management and the directors that are not independent. The board has also adopted the Conflicts Policy to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Other Directorships

The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions).

•	Maroun: Brookfield Infrastructure Partners L.P.; Acadian Timber Corp.; Partners REIT; Brookfield Property Partners L.P.

•	de Carvalho Filho: FMC Technologies, Inc. and Companhia Brasileira de Distribuição Grupo Pão de Açúcar (GPA)

•	Mann: Acadian Timber Corp.; New Growth Corp; Split Corp. III; Logistec Corp.

•	Blidner: Brookfield Infrastructure Partners Limited; Rouse Properties, Inc.

•	Josefsson: Holmen AB; Bohler-Uddenholm AG

Director Orientation and Education

New directors of the Managing General Partner are provided with comprehensive information about Brookfield Renewable and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand Brookfield Renewable’s strategies and operations. They also participate in the continuing education measures discussed below.

The Managing General Partner’s board of directors receives annual operating plans for each of Brookfield Renewable’s strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of Brookfield Renewable’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of Brookfield Renewable and its affiliates. Directors are regularly briefed to help better understand industry related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Director Expectations

The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board or its committees, bring these to the attention of the board or committee chairman and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board if they become unable to attend at least 75% of the board’s regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director share ownership requirements is set out under “Board Practices”.

Committees of the Board

The Managing General Partner’s board of directors believes that its committees assist in the effective functioning of the board and help ensure that the views of independent directors are effectively represented.

The board has three committees:

•	the Audit Committee;

•	the Nominating and Governance Committee; and

•	the Compensation Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by the board of directors. The charters of these committees can be found on our website, www.brookfieldrenewable.com under “About - Governance”. All members of these committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board retains overall responsibility for corporate governance matters, the Audit Committee, the Nominating and Governance Committee and the Compensation Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Managing General Partner’s board of directors has established an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee consists solely of independent directors, each member is financially literate and there will be at least one member at all times designated as an audit committee financial expert. Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Managing General Partner’s board of directors. Not more than 50% of the Audit Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The Audit Committee is responsible for assisting and advising the Managing General Partner’s board of directors with matters relating to:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of our independent accountants.

The Audit Committee is also responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent auditors, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

As of the date of this Form 20-F, the Audit Committee was comprised of the following three directors: Patricia Zuccotti (Chair), David Mann and Eleazar de Carvalho Filho, all of whom are independent directors.

Nominating and Governance Committee

The Managing General Partner’s board of directors has established a nominating and governance committee (the “Nominating and Governance Committee”) that operates pursuant to a written charter. The Nominating and Governance Committee consists entirely of independent directors and not more than 50% of the Nominating and Governance Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The Nominating and Governance Committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the Managing General Partner’s shareholders. The Nominating and Governance Committee is also responsible for assisting and advising the Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, Brookfield Renewable’s governance, the governance of the Managing General Partner.

It is the responsibility of the Nominating and Governance Committee to assess the size and composition of the Managing General Partner’s board of directors and its committees; to review the effectiveness of the board’s operations and its relations with the Manager; to assess the performance of the board, individual directors and the Manager; and to review Brookfield Renewable’s corporate governance practices.  The Nominating and Governance Committee has met three times since the Combination, in 2012.

The Nominating and Governance Committee annually reviews the performance of the board and its committees and the individual contribution of directors through a self-survey.

The Nominating and Governance Committee is also responsible for evaluating candidates put forward by Brookfield as candidates for nomination to the board. As Brookfield Asset Management is entitled to elect all of the directors of the Managing General Partner, the directors of the Managing General Partner consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors of the Managing General Partner. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or Brookfield Renewable are assessed to ensure the Managing General Partner’s board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the board.

As of the date of this Form 20-F, the Nominating and Governance Committee was comprised of the following three directors, David Mann (Chair), Lou Maroun and John Van Egmond, all of whom are independent directors.

Compensation Committee

The Managing General Partner’s board of directors has established a compensation committee (the “Compensation Committee”) that operates pursuant to a written charter. The Compensation Committee consists solely of independent directors. Not more than 50% of the Compensation Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

It is the responsibility of the Compensation Committee to review and make recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervise any changes in the fees to be paid pursuant to our Master Services Agreement.  The Compensation Committee has met once since the Combination, in 2012.

On recommendation of the Compensation Committee, the Managing General Partner’s board of directors sets compensation of the directors by seeking to ensure that the compensation reflects the responsibilities and risks involved in being a director and aligns the interests of the directors with the best interests of Brookfield Renewable and our LP Unitholders. Compensation of the directors is periodically assessed by the Compensation Committee and the board to ensure that it is competitive in the marketplace and fair in relation to the scope of the duties and responsibilities of the directors.

The Managing General Partner does not have any executive officers. As the Manager manages Brookfield Renewable pursuant to our Master Services Agreement, the compensation of our core senior management team is determined by Brookfield. Our Compensation Committee is responsible for supervising any changes in the fees to be paid pursuant to our Master Services Agreement. See Item 6.A “Directors and Senior Management — Our Management” and Item 6.B “Compensation — Our Management”.

As of the date of this Form 20-F, the Compensation Committee was comprised of the following three directors, John Van Egmond (Chair), Eleazar de Carvalho Filho and Lou Maroun, all of whom are independent directors.

Board, Committees and Director Evaluation

The Managing General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the board holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Managing General Partner’s board of directors has not developed written position descriptions for the Chair of the board or the chair of any of the committees of the board. However, each chair takes responsibility for ensuring the board or committee, as applicable, addresses the matters within its written charter.

The Managing General Partner’s board of directors has not developed a written position description for any members of our core senior management team. The services of our core senior management team are provided by the Manager pursuant to our Master Services Agreement.

Code of Business Conduct and Ethics

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on Brookfield Renewable’s web site at www.brookfieldrenewable.com or on Brookfield Renewable’s SEDAR profile at www.sedar.com. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect Brookfield Renewable’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline set up specifically to monitor compliance with the Code. Monitoring of calls is managed by an independent third party called The Network. The Audit Committee is to be notified of significant calls made to this hotline reporting activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of significant calls. The board has not granted any waivers of the Code to date.

The Managing General Partner’s board of directors promotes the highest ethical business conduct. The board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his/her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

6.D	EMPLOYEES

We do not employ the individuals who provide management services to us under our Master Services Agreement, including the individuals who serve as the Managing General Partner’s Chief Executive Officer and Chief Financial Officer. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6. “Directors and Senior Management — Our Management”. However, through our subsidiaries, we have approximately 1,135 employees involved in the day-to-day operations of our facilities and the development of our business, of which 243 operations and 112 corporate employees are located in Canada, 466 are located in the United States and 314 are located in Brazil. Approximately 562, or 50% of these employees, are covered by collective agreements expiring between 2012 and 2018 (with negotiations for the one expiring in 2012 still under way). We believe that we have stable and positive relations with our unionized work forces in Canada, the United States and Brazil.

6.E	SHARE OWNERSHIP

Except as described below under Item 7.A “Major Shareholders and Related Party Transactions — Major Shareholders”, as of the date of this Form 20-F, the directors and officers of the Managing General Partner and the employees of the Manager who perform executive functions for Brookfield Renewable, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the outstanding LP Units.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 132,901,916 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units. Brookfield beneficially owns 48,091,986 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or a 68% interest in Brookfield Renewable (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by BRPI, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”.

As of January 8, 2013, none of our outstanding LP Units were held by holders of record in the United States, not including LP Units held of record by DTC. As of January 7, 2013, DTC was the holder of record of 2,297,987 LP Units.

The following tables set forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units.

Principal Beneficial Owners	LP Units	Percentage of LP Units
Brookfield Renewable Power Inc.	177,750,609(1)	68%(2)

(1)

Includes 129,658,623 Redeemable/Exchangeable partnership units held by Brookfield which are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism. All Redeemable/Exchangeable partnership units and all limited partnership units of BRELP held by BREP are non-voting. For additional information, see Item 10.B “Memorandum and Articles of Association —Description of the Amended and Restated Limited Partnership Agreement of BRELP — Units”.

(2)	Assuming the exchange of all Redeemable/Exchangeable partnership units held by Brookfield Asset Management and including Brookfield Asset Management’s indirect general partnership interests.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

7.B	RELATED PARTY TRANSACTIONS

We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality renewable power assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Notes 8 and 5 to our audited annual financial statements for the year ended December 31, 2011 and our unaudited quarterly financial statements for the three and nine months ended September 30, 2012, respectively.

Relationship Agreement

Brookfield Asset Management and certain of its subsidiaries entered into an agreement with Brookfield Renewable, referred to as the Relationship Agreement that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that Brookfield Renewable will serve as its primary vehicle through which it will acquire renewable power assets on a global basis. See Item 4.B “Business Overview — The Manager” for further details on Brookfield Asset Management.

Each of Brookfield Renewable, BRELP and the Holding Entities acknowledge and agree that Brookfield Asset Management is not required under the Relationship Agreement to allocate any minimum level of dedicated resources for the pursuit of acquisitions of power generation operations or developments and that Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities (including in the power generation sector). Brookfield Asset Management also agrees that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. Further, Brookfield may, but is not required to, offer Brookfield Renewable Group the opportunity to acquire an integrated utility even if a significant component of such utility’s operations consist of renewable power generation, a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, a portfolio of power operations, if a significant component of such portfolio’s operations consist of non-renewable power generation, or renewable power generation operations or developments that comprise part of a broader enterprise, unless the primary purpose of such acquisition, as determined by Brookfield, acting in good faith, is to acquire the underlying operation or development.

Brookfield Renewable, BRELP and the Holding Entities also acknowledge and agree that members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are affiliates of Brookfield or through private investment vehicles and accounts established or managed by affiliates of Brookfield and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business.

If we intend to pursue an acquisition opportunity presented by Brookfield, one or more members of Brookfield may participate in the acquisition opportunity if we do not have the financial capacity (as determined by Brookfield) to acquire all of the opportunity or if Brookfield allocates participation in the opportunity between Brookfield Renewable and one or more members of Brookfield, after taking into consideration the purpose of the investment opportunity, the risk/return profile, the source of the investment opportunity and other factors that Brookfield considers relevant. In the event that we decline an acquisition opportunity presented by Brookfield, Brookfield may pursue such acquisition opportunity for its own account, without restriction. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business. See Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield — Brookfield is not necessarily required to act in the best interests of the Service Recipients, Brookfield Renewable or our LP Unitholders”.

An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on North and South America. Brookfield is the fund manager and typically invests approximately 25% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and we would fund Brookfield’s participation where renewable power investments are made by Brookfield’s sponsored institutional funds.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

Brookfield Renewable, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Manager has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable Group. In addition, the Manager has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Manager is entitled to a Base Management Fee equal to $20 million which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable Group, plus all outstanding third party debt with recourse to Brookfield Renewable, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of Brookfield Renewable in a given period is less than the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”.

Total Capitalization Value as of the latest balance sheet date (September 30, 2012) is $9,779,452,890, which against the initial reference value of $8,093,033,167 and factoring in the quarterly amount of the $20 million payable annually, resulted in a Base Management Fee payment for the third quarter of 2012 in the amount of approximately $10.3 million. The Base Management Fee payment for the period between the Combination and December 31, 2011, was approximately $2.2 million and for the first half of 2012 was approximately $14.3 million.

Combination Agreement

BRPI, the Fund, BRPT and BREP entered into a Combination Agreement resulting in Brookfield Renewable being established to serve as the primary vehicle through which Brookfield will acquire renewable power assets on a global basis. As a result of the Combination completed on November 28, 2011, all of the renewable power assets of the Fund, at the time a publicly traded entity in Canada, and Brookfield were combined and are now indirectly held by Brookfield Renewable through BRELP and BRELP’s subsidiaries. On completion of the Combination, public unitholders of the Fund received one LP Unit in exchange for each trust unit of the Fund held and the Fund was wound up. Prior to the Combination, Brookfield owned an approximate 34% interest in the Fund on a fully-exchanged basis. On completion of the Combination, Brookfield owned 73% of Brookfield Renewable on a fully-exchanged basis. Brookfield now owns 68% of Brookfield Renewable on a fully-exchanged basis and the remaining 32% is held by the public.

Incentive Distributions

BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

BRELP GP LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable/Exchangeable partnership units.

To the extent that any of the Holding Entities or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

General Partner Distributions

Pursuant to the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of Brookfield Renewable. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP —Distributions”.

Pursuant to the Amended and Restated Limited Partnership Agreement of BRELP, BRELP GP LP is entitled to receive a general partner distribution from BRELP equal to a share of the total distributions of BRELP in proportion to BRELP GP LP’s percentage interest in BRELP which is equal to 1% of the total distributions of BRELP. In addition, it is entitled to receive the incentive distributions described above under “— Incentive Distributions”. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

Energy Revenue Agreement

On November 23, 2011, BEM LP, a subsidiary of Brookfield, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities entered into the Energy Revenue Agreement pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP has agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, beginning January 1, 2012, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP will receive from BPUSHA an amount equal to such excess.

In the Energy Revenue Agreement, BEM LP has agreed that at all times it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. Initially this guarantee is being provided by Brookfield for a period of not less than three years.

The Energy Revenue Agreement has an initial term of 20 years, with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. The Energy Revenue Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of BPUSHA or BEM LP.

Other Power Agreements

In addition to the Energy Revenue Agreement, Brookfield Renewable is a party to a number of commercial agreements with Brookfield, including (i) PPAs for the sale of power generated from certain of Brookfield Renewable Group’s North American facilities to subsidiaries of Brookfield; and (ii) revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable Group’s North American facilities. Including the Energy Revenue Agreement, Brookfield purchases or provides revenue support for approximately 47% of Brookfield Renewable Group’s portfolio as of September 30, 2012.

Details of the related party power purchase and revenue support agreements are as follows:

Under a PPA with GLPL, a subsidiary of Brookfield Asset Management supports the price that GLPL receives for energy generated by all of GLPL’s facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the increase in the consumer price index (“CPI”) in the previous year. The GLPL PPA has an initial term ending on July 6, 2029 and automatically renews for successive 20-year periods, subject to certain termination provisions. If the GLPL PPA is not terminated prior to 2029, the price under the GLPL PPA reverts to C$68 per MWh subject to an annual adjustment equal to 40% of the increase in the CPI for each year.

Under a PPA with MPT, a subsidiary of Brookfield Asset Management purchases the energy generated by certain of MPT’s facilities in Ontario at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Pursuant to PPAs with Great Lakes Hydro America, LLC (“GLHA”), a subsidiary of Brookfield Asset Management purchases the energy generated by several of GLHA’s power facilities in Maine and New Hampshire at a price of $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. The GLHA PPA has a 20-year term ending in 2022 and 2023.

Pursuant to a PPA with Lievre Power, a subsidiary of Brookfield Asset Management purchases the energy generated by Lievre Power’s facilities in Québec (excluding the Rapides des Cedres facility) at a price of C$68 per MWh, subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. The Lievre Power PPA has a 20-year term ending in 2019.

Pursuant to a PPA with Hydro Pontiac Inc. (“HPI”), a subsidiary of Brookfield Asset Management has agreed to purchase the energy generated by HPI’s two facilities in Québec at a price of C$68 per MWh, subject to an annual adjustment beginning in 2010 equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing PPAs. The HPI PPAs with Brookfield will have an initial term ending in 2029, and automatically renew for successive 20-year periods.

Pursuant to a 10-year wind levelization agreement expiring in 2019, a subsidiary of Brookfield Asset Management mitigates any potential wind variation from the expected annual generation of 506 GWh for our Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to the subsidiary of Brookfield Asset Management, while a shortfall would result in a payment from a subsidiary of Brookfield Asset Management to Brookfield Renewable.

Pursuant to a 20-year PPA guarantee, expiring in 2021, Brookfield guarantees to Powell River the payment obligations of an industrial power purchaser for an annual fee of $0.5 million.

Energy Marketing Agreement

BEM LP and CanHoldco entered into an energy marketing agreement on November 28, 2011 pursuant to which BEM LP has agreed to provide energy marketing services to CanHoldco (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, CanHoldco has appointed BEM LP to provide the following energy marketing services to CanHoldco for our North American power generating facilities:

•

preparing and assisting with compliance with an annual marketing plan which seeks to maximize annual generation, taking into account (among other things) (i) the hydrologic or wind resource available to each power generating facility in a prudent manner having regard to obligations under applicable regulatory authorizations, and (ii) the obligation of the Operating Entities to operate and maintain the power generating facilities in accordance with prudent industry practice and to protect against harm to human life or property of any person;

•	preparing and assisting with compliance with a risk management policy; and

•	assisting with compliance with the terms of any energy marketing agreement between BEM LP and any subsidiary of CanHoldco holding the power generating facilities.

Pursuant to the Energy Marketing Agreement, CanHoldco pays an annual marketing fee, referred to as the “Base Marketing Fee”, to BEM LP equal to $18 million (subject to increase by a specified inflation factor beginning on January 1, 2013), paid in equal monthly installments. To the extent that any amounts are paid to BEM LP (or one of its affiliates) under certain other existing energy marketing agreements or PPAs between certain of the Operating Entities and BEM LP (or one of its affiliates) that BEM LP determines are comparable to the Base Marketing Fee, the Base Marketing Fee will be reduced on a dollar for dollar basis by the comparable amounts.

The Energy Marketing Agreement has a term of 20 years. Provided that no event of default relating to BEM LP has occurred and is continuing, the Energy Marketing Agreement will be automatically renewed for successive periods of 20 years unless BEM LP provides CanHoldco with written notice to the contrary at least 180 days prior to the expiry of the applicable term.

The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM LP.

The maximum amount of the aggregate liability of BEM LP pursuant to the Energy Marketing Agreement is equal to the fees previously paid pursuant to the Energy Marketing Agreement in the two most recent calendar years by CanHoldco.

The Energy Marketing Agreement does not prohibit BEM LP or its affiliates from pursuing other business activities that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and CanHoldco, see Item 7.B “Related Party Transactions— Relationship Agreement”.

Power Agency Agreements

BEM LP and the owners of many of our North American facilities have entered into Power Agency Agreements. Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP is entitled to be reimbursed for any third party costs incurred, and except in a few cases, no additional fee for its services. To the extent that any fee is payable to BEM LP (or one of its affiliates) under certain existing Power Agency Agreements, the Base Marketing Fee under the Energy Marketing Agreement will be reduced on a dollar for dollar basis.

The Power Agency Agreements that relate to the Energy Revenue Agreement have initial terms of 20 years, with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP has provided the owner with the written notice to terminate the Energy Revenue Agreement as it relates to the particular facility five years after the end of the applicable term. Other Power Agency Agreements have varying terms, renewal and termination rights but are generally long-term arrangements. The Power Agency Agreements are subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM LP.

Development Projects

We indirectly acquired a number of early stage development projects in Brazil, Canada and the United States from Brookfield on completion of the Combination. To further align interests and incentivize continued development success with respect to these specific projects, Brookfield received no upfront proceeds on closing for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means our pro rata percentage of the fair market value of a development project, as determined by the Manager and the independent directors of CanHoldco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to the projects located in Canada and the United States, we entered into the Development Projects Agreement which provides for the reimbursement of expenses to Brookfield for such projects and each project entity and Brookfield have entered into a separate royalty agreement providing for royalties on each project. With respect to our projects located in Brazil, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a project on projects located in Brazil. These financial arrangements with Brookfield will not apply to any future projects. Projects in late stage development or construction were transferred for consideration as part of the Combination and are not part of this mechanism.

Voting Agreement

Brookfield and Brookfield Renewable determined that it is advisable for Brookfield Renewable to have control over the BRELP General Partner, BRELP GP LP and BRELP. Accordingly, Brookfield Renewable and Brookfield entered into the Voting Agreement that provides Brookfield Renewable, through the Managing General Partner, a number of rights.

Pursuant to the Voting Agreement, Brookfield has agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in favor of the election of directors approved by Brookfield Renewable. For these purposes, Brookfield Renewable may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by Brookfield Renewable in its discretion.

In addition, pursuant to the Voting Agreement, Brookfield has also agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in accordance with the direction of Brookfield Renewable with respect to the approval or rejection of the following matters relating to any such entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendment to the limited partnership agreement of BRELP GP LP or to the Amended and Restated Limited Partnership Agreement of BRELP, or (v) any commitment or agreement to do any of the foregoing.

In addition, pursuant to the Voting Agreement, Brookfield has agreed that it will not exercise its right under the limited partnership agreement of BRELP GP LP to remove the BRELP General Partner as the general partner of BRELP GP LP except with the prior consent of Brookfield Renewable.

The Voting Agreement terminates (i) at such time that Brookfield ceases to own any interest in BRELP, (ii) at such time that the Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of Brookfield Renewable, (iii) at such time that the BRELP GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of BRELP, or (iv) at such time that the BRELP General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of BRELP GP LP. In addition, we are permitted to terminate the Voting Agreement upon 30 days’ notice.

The Voting Agreement also contains restrictions on transfers of the shares of the BRELP General Partner, except that Brookfield may transfer shares of the BRELP General Partner to any of its affiliates.

Other Voting Agreements

In December 2011, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of the BAIF Entities in which Brookfield Renewable holds investments with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors subsidiaries of the BAIF Entities. In March 2012, Brookfield Renewable entered into an amendment to one of those voting agreements to account for the recent acquisition (with its institutional investors) of certain California wind assets in the first quarter of 2012. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Registration Rights Agreement

On November 28, 2011, Brookfield and Brookfield Renewable entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Brookfield Renewable has agreed that, upon the request of Brookfield, Brookfield Renewable will file one or more registration statements to register for sale under the Securities Act, or one or more prospectuses to qualify the distribution in Canada of, any LP Units held by Brookfield (including LP Units acquired pursuant to the Redemption Exchange Mechanism). Under the Registration Rights Agreement, Brookfield Renewable is not required to file a registration statement or a prospectus unless Brookfield requests that LP Units having a value of at least $50,000,000 be registered or qualified. In the Registration Rights Agreement, Brookfield Renewable has agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by Brookfield, and will indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

Licensing Agreement

Pursuant to a licensing agreement, Brookfield has granted to us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo (the “Licensing Agreement”). Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada.

We will be permitted to terminate the Licensing Agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•

the licensee defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	the licensee ceases to be an affiliate of Brookfield.

Termination of the Licensing Agreement with respect to one or more licensees will not affect the validity or enforceability of the Licensing Agreement with respect to any other licensees.

Preferred Shares

Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for preferred shares of Bermuda Holdco. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and are redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

One or more wholly-owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units have the right to require BRELP to redeem all or a portion of the Redeemable/Exchangeable partnership units, subject to Brookfield Renewable’s right of first refusal, for cash in an amount equal to the market value of one of our LP Units multiplied by the number of LP Units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. The redemption right can only be exercised after November 28, 2013. Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our LP Units, or the value of such LP Units, at the election of Brookfield Renewable. Should Brookfield Renewable determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of BRELP held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our LP Units.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the Amended and Restated Limited

Partnership Agreement of BREP, Managing General Partner’s bye-laws, the Amended and Restated Limited Partnership Agreement of BRELP, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”, Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” and “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Indemnification; Limitations on Liability”.

Other Services

Brookfield may provide to the Operating Entities services which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See Item 7.B “Related Party Transactions— Conflicts of Interest and Fiduciary Duties”.

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

Each of the Managing General Partner and the BRELP GP LP are required to exercise its powers and carry out its functions as general partner of Brookfield Renewable and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP each prohibit the limited partners (or LP Unitholders) from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit the Managing General Partner and BRELP General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties may be detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of Brookfield Renewable or the best interests of our LP Unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

Conflicts of Interest

We maintain a conflicts protocol and guidelines (the “Conflicts Policy”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions. The Conflicts Policy states that conflicts be resolved based on the principles of transparency and that transactions that are carried out, be carried out at an arm’s length basis, with validation of terms as arm’s length being based upon actual participation of arm’s length third party participants such as co-investors whenever possible, or otherwise through objective, independent professional advice or other satisfactory evidence of market terms. The Conflicts Policy also states that in circumstances of actual conflict, independent director, or where required, LP Unitholder approval be obtained.

The Conflicts Policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The Conflicts Policy also recognizes that the principal areas of potential application of the Conflicts Policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying Operating Entities. The Conflicts Policy may be amended from time to time at the discretion of the Managing General Partner.

In general, the Conflicts Policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-length participant or otherwise demonstrated to be on market terms. The Conflicts Policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements provided for in the Conflicts Policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

With respect to transactions in which there is greater potential for a conflict of interest to arise, the Managing General Partner may be required to seek the prior approval of the independent directors pursuant to the Conflicts Policy guidelines that have been approved by the independent directors from time to time. These transactions include (i) the dissolution of Brookfield Renewable; (ii) any material amendment to our Master Services Agreement, the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP; (iii) acquisitions by us from, and dispositions by us to, Brookfield; (iv) any other material transaction involving us and Brookfield; and (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement or any determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to the Conflicts Policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Brookfield Renewable has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of Brookfield Renewable’s market capitalization, if the indirect equity interest in Brookfield Renewable, which is held in the form of Redeemable/Exchangeable partnership units, is included in the calculation of Brookfield Renewable’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 48.9% indirect interest in Brookfield Renewable held by Brookfield in the form of Redeemable/Exchangeable partnership units.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between Brookfield Renewable and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•

in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

because of the scale of typical renewable power acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield sponsored funds or Brookfield sponsored or co-sponsored consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners or consortium members that it does not owe to us;

•

there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy and/or limits arising due to regulatory or tax considerations and/or limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•

our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•

under the Amended and Restated Limited Partnership Agreement of BRELP and the agreements governing the Operating Entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

•

Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•	Brookfield does not owe Brookfield Renewable or our LP Unitholders any fiduciary duties, which may limit our recourse against it;

•

the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our LP Unitholders;

•	Brookfield or a Brookfield sponsored consortium may want to acquire or dispose of the same asset as us;

•	we may be, directly or indirectly, purchasing an asset from, or selling an asset to, Brookfield;

•	there may be circumstances where we are acquiring different assets as part of the same transaction with Brookfield; and

•	other conflicting transactions involving us and Brookfield.

Other Related Party Transactions

On February 4, 2009, the Fund indirectly acquired from Brookfield, its majority unitholder at the time, each of the Prince wind farm and a 50% joint venture interest in the Pingston Creek hydroelectric facility. The aggregate consideration for the transaction was C$130 million, of which C$65 million was paid in cash and the remaining C$65 million was paid through the issuance of shares of a subsidiary of the Fund exchangeable for trust units of the Fund. At the time of the transaction, certain BRPT Trustees and all executive officers of the Fund were also directors and executive officers of BRPI. In order to ensure that the transaction was fair, reasonable and in the best interests of the Fund and its unitholders, the BRPT Trustees established an independent committee made up exclusively of independent BRPT Trustees to review and consider the transaction. The independent committee was advised by independent legal counsel and engaged an independent valuator to render a fairness opinion. Based on the fairness opinion and a review of the transaction, the independent committee determined that the transaction was fair and reasonable and in the best interests of the Fund and its unitholders, and recommended the transaction for approval by the BRPT Trustees.

On August 31, 2009, the Fund indirectly acquired from Brookfield, its majority unitholder at the time, substantially all of the remaining Canadian renewable power generation assets owned by Brookfield, including fifteen hydroelectric generation plants located in Ontario and Québec and the Gosfield wind farm. The aggregate consideration for the acquisition was C$945 million, of which C$365 million was paid in cash, C$200 million was satisfied by a senior unsecured note payable to Brookfield and the issuance to Brookfield of C$380 million in trust units of the Fund (representing 25,562,500 trust units). At the time of the transaction, certain BRPT Trustees and all executive officers of the Fund were also directors and executive officers of BRPI. In order to ensure that the transaction was fair, reasonable and in the best interests of the Fund and its unitholders, the BRPT Trustees established an independent committee made up exclusively of independent BRPT Trustees to review and consider the transaction. The independent committee was advised by independent legal counsel and engaged an independent valuator to render a formal valuation and fairness opinion. Based on the formal valuation and fairness opinion and a review of the transaction, the independent committee determined that the transaction was fair and reasonable and in the best interests of the Fund and its unitholders, and recommended the transaction for approval by the BRPT Trustees. The transaction was approved by a majority of the minority unitholders of the Fund at a special meeting of unitholders held on August 19, 2009.

On November 28, 2011, as a result of the Combination, all of the assets of the Fund and the Brookfield Renewable Power Assets were combined and are now held by Brookfield Renewable. Immediately prior to the Combination, Brookfield owned approximately 34% of the outstanding trust units of the Fund, on a fully-exchanged basis. On completion of the Combination, public unitholders of the Fund received one LP Unit in exchange for each trust-unit of the Fund held and the Fund was wound up. On completion of the Combination, Brookfield owned 73% of Brookfield Renewable on a fully-exchanged basis and the remaining 27% was held by the public. In addition, in connection with the Combination, subsidiaries of Brookfield were appointed as Manager under our Master Services Agreement and provide services under the Energy Marketing Agreement. At the time of the transaction, certain BRPT Trustees and all executive officers of the Fund were also directors and executive officers of BRPI. In order to ensure that the transaction was fair, reasonable and in the best interests of the Fund and its unitholders, the BRPT Trustees established an independent committee made up exclusively of independent BRPT Trustees to review and consider the transaction. The independent committee was advised by independent legal counsel and engaged an independent valuator to render a formal valuation and fairness opinion. Based on the formal valuation and fairness opinion and a review of the transaction, the independent committee determined that the transaction was fair and reasonable and in the best interests of the Fund and its unitholders, and recommended the transaction for approval by the BRPT Trustees. The transaction was approved by a majority of the minority unitholders of the Fund at a special meeting of unitholders held on November 10, 2011.

7.C	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18. “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

To our knowledge, there are no legal proceedings material to Brookfield Renewable or its subsidiaries to which any of Brookfield Renewable or its subsidiaries is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to us to be contemplated.

To our knowledge, there were no (i) penalties or sanctions imposed against Brookfield Renewable or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during Brookfield Renewable’s last financial year; (ii) penalties or sanctions imposed by a court or regulatory body against Brookfield Renewable or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements Brookfield Renewable or its subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

8.B	SIGNIFICANT CHANGES

A discussion of the significant changes in our business can be found under Item 4. “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating and Financial Review and Prospects — Operating Results — Subsequent Events”.

ITEM 9.	THE OFFER AND LISTING

9.A	OFFER AND LISTING DETAILS

Our LP Units are listed on the TSX under the symbol “BEP.UN”. We have received conditional approval to list our LP Units on the NYSE under the symbol “BEP”. Listing on the NYSE will be subject to us fulfilling all of the listing requirements of the NYSE. Our LP Units do not have a par value.

Our LP Units began trading on the TSX on November 30, 2011 following the Combination. The following table sets forth the reported high and low prices and the trading volumes of our LP Units on the TSX for the periods indicated:

	High	Low	Volume

2013

January 1, 2013 to January 8, 2013	C$30.38	C$29.12	436,976

2012

December	C$30.54	C$28.78	1,490,769

November	C$30.24	C$28.18	1,827,392

October	C$29.95	C$28.30	1,399,669

September	C$30.35	C$27.25	4,094,821

August	C$31.38	C$29.00	1,690,375

July	C$29.94	C$28.12	2,170,318

June	C$28.76	C$25.70	2,095,218

May	C$28.37	C$26.50	1,936,705

April	C$27.67	C$25.70	1,572,901

March	C$27.97	C$25.65	2,157,069

February	C$27.75	C$26.23	3,993,660

January	C$27.86	C$26.16	3,784,546

October 1, 2012 to December 31, 2012	C$30.54	C$28.18	4,717,830

July 1, 2012 to September 30, 2012	C$31.38	C$27.25	7,955,514

April 1, 2012 to June 30, 2012	C$28.76	C$25.70	5,604,824

January 1, 2012 to March 31, 2012	C$27.97	C$25.65	9,935,275

2011

December	C$27.39	C$25.30	4,780,868

November 30(1)	C$25.90	C$25.30	888,493

November 30, 2011 to December 31, 2011	C$27.39	C$25.30

(1)	Date LP Units commenced trading on the TSX.

Prior to the Combination the Fund’s trust units, which were exchanged for our LP Units on a one-for-one basis pursuant to the Combination, were listed on the TSX under the symbol “BRC.UN”. The following table sets forth the reported high and low prices and the trading volumes of the Fund’s trust units on the TSX for the periods indicated:

	High	Low	Volume
2011
November (to November 29)	C$27.84	C$24.63	7,400,721
October	C$28.10	C$24.42	3,665,714
September	C$26.75	C$22.85	5,661,592
August	C$24.08	C$20.58	2,812,413
July	C$23.70	C$22.51	1,120,832
June	C$23.31	C$21.41	3,093,011
May	C$23.95	C$22.29	2,775,376
April	C$23.50	C$22.01	3,677,132
March	C$23.69	C$21.05	4,048,332
February	C$22.10	C$21.01	3,694,246
January	C$21.49	C$20.63	3,798,991

October 1, 2011 to November 29, 2011	C$28.10	C$24.42
July 1, 2011 to September 30, 2011	C$26.75	C$20.58
April 1, 2011 to June 30, 2011	C$23.95	C$21.41
January 1, 2011 to March 31, 2011	C$23.69	C$20.63
October 1, 2010 to December 31, 2010	C$22.41	C$20.40
July 1, 2010 to September 30, 2010	C$21.54	C$19.65
April 1, 2010 to June 30, 2010	C$21.67	C$18.76
January 1, 2010 to March 31, 2010	C$21.73	C$19.10

20 11	C$28.10	C$20.58
2010	C$22.41	C$18.76
2009	C$20.00	C$14.70
2008	C$20.71	C$15.25
2007	C$21.52	C$17.91

The LP Units do not have a par value. See Item 5.A “Operating and Financial Review and Prospects—Operating Results”, Item 7.B “Related Party Transactions” and Item 10. “Additional Information”.

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

See Item 9.A. “The Offer and Listing—Offer and Listing Details”.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

See Item 3.B “Capitalization and Indebtedness”, Item 4. “Information on the Company”, Item 5.A “Operating and Financial Review and Prospects—Operating Results—Equity”, Item 6.B “Compensation”, Item 9.A “The Offer and Listing—Offer and Listing Details” and Item 10.B “Memorandum and Articles of Association”.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP

The following is a description of the material terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP. Because this description is only a summary of the terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP, it does not contain all of the information that you may find useful and is qualified in its entirety by reference to all of the provisions of the Amended and Restated Limited Partnership Agreement of BREP. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BREP which is available electronically on the website of the SEC at www.sec.gov and on our profile on The System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and will be made available to LP Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

Formation and Duration

Brookfield Renewable is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Brookfield Renewable has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BREP. Brookfield Renewable’s interests consist of our LP Units, which represent limited partnership interests in Brookfield Renewable, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests”.

Nature and Purpose

Under section 2.2 of the Amended and Restated Limited Partnership Agreement of BREP, the purpose of Brookfield Renewable is to: acquire and hold interests in BRELP and, subject to the approval of the Managing General Partner, any other subsidiary of Brookfield Renewable; engage in any activity related to the capitalization and financing of Brookfield Renewable’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BREP.

Management

As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of Brookfield Renewable by a general partner, the Managing General Partner. The Managing General Partner will exercise its powers and carry out its functions honestly and in good faith and the Managing General Partner will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner has no additional duty to propose or approve any conduct of Brookfield Renewable, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The Managing General Partner shall not be in breach of any duty to Brookfield Renewable if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BREP, the Relationship Agreement, our Master Services Agreement or the Conflicts Policy.

Our LP Units

Our LP Units are limited partnership interests in Brookfield Renewable. Holders of our LP Units are not entitled to the withdrawal or return of capital contributions in respect of our LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BREP or upon the liquidation of Brookfield Renewable as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law.

Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BREP, a holder of our LP Units does not have priority over any other LP Unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP Unitholders will not be granted any pre-emptive or other similar right to acquire additional interests in Brookfield Renewable. In addition, LP Unitholders do not have any right to have their LP Units redeemed by Brookfield Renewable.

Issuance of Additional Partnership Interests

Subject to any approval required by applicable law and the approval of any applicable securities exchange, the Managing General Partner has broad rights to cause Brookfield Renewable to issue additional partnership interests and may cause Brookfield Renewable to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the Managing General Partner in its sole discretion, all without approval of our limited partners.

Transfers of LP Units

We are not required to recognize any transfer of our LP Units until certificates, if any, evidencing such LP Units are surrendered for registration of transfer. Each person to whom an LP Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such LP Unit for the account of another person) shall be admitted to Brookfield Renewable as a partner with respect to the unit so transferred or issued when any such transfer or issuance is reflected in the books and records of Brookfield Renewable subject to and in accordance with the terms of the Amended and Restated Limited Partnership Agreement of BREP. Any transfer of an LP Unit shall not entitle the transferee to share in the profits and losses of Brookfield Renewable, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Amended and Restated Limited Partnership Agreement of BREP.

By accepting a unit for transfer in accordance with the Amended and Restated Limited Partnership Agreement of BREP, each transferee will be deemed to have:

•	executed the Amended and Restated Limited Partnership Agreement of BREP and become bound by the terms thereof;

•

granted an irrevocable power of attorney to the Managing General Partner or the liquidator of Brookfield Renewable and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of Brookfield Renewable as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which Brookfield Renewable may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Amended and Restated Limited Partnership Agreement of BREP, subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP; the dissolution and liquidation of Brookfield Renewable; the admission, withdrawal of any partner of Brookfield Renewable or any capital contribution of any partner of Brookfield Renewable; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of Brookfield Renewable; and any tax election with any limited partner or general partner on our behalf or on behalf of any limited partner or the general partner, and (ii) subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the liquidator of Brookfield Renewable, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by Brookfield Renewable’s partners or is consistent with the terms of the Amended and Restated Limited Partnership Agreement of BREP or to effectuate the terms or intent of the Amended and Restated Limited Partnership Agreement of BREP;

•	made the consents and waivers contained in the Amended and Restated Limited Partnership Agreement of BREP; and

•

ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of Brookfield Renewable in accordance with the Amended and Restated Limited Partnership Agreement of BREP, including the granting of any charge or security interest over the assets of Brookfield Renewable and the assumption of any indebtedness in connection with the affairs of Brookfield Renewable.

The transfer of any unit and/or the admission of any new partner to Brookfield Renewable will not constitute an amendment to the Amended and Restated Limited Partnership Agreement of BREP.

Book-Based System

LP Units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of LP Units may be effected through the book-based system administered by CDS or DTC, as applicable.

Investments in BRELP

If and to the extent that Brookfield Renewable raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BRELP.

Capital Contributions

Brookfield contributed $1 and the Managing General Partner contributed $100 to the capital of Brookfield Renewable in order to form Brookfield Renewable. Thereafter, Brookfield contributed to Brookfield Renewable its interest in various renewable power businesses in exchange for Redeemable/Exchangeable partnership units and our LP Units. No partner will have the right to withdraw any or all of its capital contribution.

Distributions

Distributions to partners of Brookfield Renewable will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause Brookfield Renewable to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations, or the distribution would contravene the Limited Partnership Act 1883.

The amount of taxes withheld or paid by Brookfield Renewable or by any member of Brookfield Renewable Group in respect of LP Units held by LP Unitholders or the Managing General Partner shall be treated either as a distribution to such partner or as a general expense of Brookfield Renewable as determined by the Managing General Partner in its sole discretion.

Any distributions from Brookfield Renewable will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding LP Units held by that limited partner. Except for receiving 0.01% of distributions from Brookfield Renewable, the Managing General Partner shall not be compensated for its services as Managing General Partner but it shall be reimbursed for certain expenses.

Allocations of Income and Losses

Limited partners will share in the net profits and net losses of Brookfield Renewable generally in accordance with their respective percentage interest in Brookfield Renewable.

Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by Brookfield Renewable. Each item of income, gain, loss and deduction so allocated to a partner of Brookfield Renewable generally will have the same source and character as though such partner had realized the item directly.

The income for Canadian federal income tax purposes of Brookfield Renewable for a given fiscal year of Brookfield Renewable will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by Brookfield Renewable to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of Brookfield Renewable will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by Brookfield Renewable or Brookfield Renewable has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of Brookfield Renewable for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in Brookfield Renewable, which in the case of the Managing General Partner shall mean 0.01%, and in the case of all limited partners of Brookfield Renewable shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of LP Units held at each such date by a limited partner is of the total number of LP Units issued and outstanding at each such date. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of such person’s LP Units before the least day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by Brookfield Renewable in such calendar quarter.

However, any gain for Canadian tax purposes allocated by BRELP to Brookfield Renewable in respect of the disposition of the common shares of CanHoldco by BRELP, will be allocated for Canadian tax purposes firstly, in respect of any LP Units held by Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable Group) by BRELP that were acquired on the exchange of Redeemable/Exchangeable partnership units, such portion of the gain, if any, that would otherwise have been allocated for Canadian tax purposes to Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable Group) in respect of the Redeemable/Exchangeable partnership units on the assumption that such units had not been exchanged for LP Units and remained Redeemable/Exchangeable partnership units, shall be allocated pro rata to Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable Group) in respect of our LP Units acquired on the exchange of Redeemable/Exchangeable partnership units, and secondly, the remaining portion of the gain, if any, shall be allocated to LP Unitholders on a per LP Unit basis excluding LP Units owned by Brookfield or any member of the Brookfield group (other than Brookfield Renewable Group) immediately after the completion of the Combination and LP Units acquired by Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable Group) pursuant to the Redemption-Exchange Mechanism. The foregoing summary, to the extent it states matters of Canadian or U.S. tax law or legal conclusions, is qualified in its entirety by the sections in this Form 20-F under Item 10.E entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”.

Limited Liability

Assuming that a limited partner does not participate in the control or management of Brookfield Renewable or conduct the affairs of, sign or execute documents for or otherwise bind Brookfield Renewable within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of the Amended and Restated Limited Partnership Agreement of BREP, such partner’s liability under the Limited Partnership Act 1883 and the Amended and Restated Limited Partnership Agreement of BREP will be limited to the amount of capital such partner is obligated to contribute to Brookfield Renewable for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of Brookfield Renewable or conducting the affairs of, signing or executing documents for or otherwise binding Brookfield Renewable (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of Brookfield Renewable in respect of all debts of Brookfield Renewable incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BREP nor the Limited Partnership Act 1883 specifically provides for legal recourse against the Managing General Partner if a limited partner were to lose limited liability through any fault of the Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

Brookfield Renewable’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of Brookfield Renewable and do not have any right or authority to act for or to bind Brookfield Renewable or to take part or interfere in the conduct or management of Brookfield Renewable. Limited partners are not entitled to vote on matters relating to Brookfield Renewable, although LP Unitholders are entitled to consent to certain matters as described under “— Amendments to the Amended and Restated Limited Partnership Agreement of BREP”, “— Opinion of Counsel and Limited Partner Approval”, “— Sale or Other Disposition of Assets”, and “— Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding LP Units specified below. Each LP Unit shall entitle the LP Unitholder to one vote for the purposes of any approvals of LP Unitholders.

Meetings

The Managing General Partner may call special meetings of partners at a time and place outside of Canada determined by the Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the Managing General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of the Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to Brookfield Renewable within the time period, which may not be less than 20 days, specified by the Managing General Partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the Managing General Partner to provide such consents. Only those holders of partnership interests on the record date established by the Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendments to the Amended and Restated Limited Partnership Agreement of BREP

Amendments to the Amended and Restated Limited Partnership Agreement of BREP may only be proposed by or with the consent of the Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Managing General Partner must seek approval of at least 66 2/3% of the voting power of our outstanding LP Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

(i)

enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

(ii)

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Brookfield Renewable to the Managing General Partner or any of its affiliates without the consent of the Managing General Partner, which may be given or withheld in its sole discretion.

The provision of the Amended and Restated Limited Partnership Agreement of BREP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding LP Units, and in the case of (ii) above, with the consent of the Managing General Partner, which may be given or withheld in its sole discretion.

No Limited Partner Approval

Subject to applicable law, the Managing General Partner may generally make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner to reflect:

•	a change in the name of Brookfield Renewable, the location of Brookfield Renewable’s registered office, or Brookfield Renewable’s registered agent;

•	the admission, substitution or withdrawal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BREP;

•

a change that the Managing General Partner determines is reasonable and necessary or appropriate for Brookfield Renewable to qualify or to continue Brookfield Renewable’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the Managing General Partner to ensure that Brookfield Renewable will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•	an amendment that the Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

•

an amendment that is necessary, in the opinion of our counsel, to prevent Brookfield Renewable or the Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

•

an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

•	any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BREP to be made by the Managing General Partner acting alone;

•

any amendment that, in the sole discretion of the Managing General Partner, is necessary or appropriate to reflect and account for the formation by Brookfield Renewable of, or its investment in, any partnership, association, body corporate or other entity, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BREP;

•	a change in Brookfield Renewable’s fiscal year and related changes; or

•	any other amendments substantially similar to any of the matters described directly above.

In addition, the Managing General Partner may make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner if those amendments, in the discretion of the Managing General Partner:

•

do not adversely affect Brookfield Renewable’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

•

are necessary or appropriate to facilitate the trading of our LP Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our LP Units are or will be listed for trading;

•

are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of LP Units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP; or

•

are required to effect the intent the provisions of the Amended and Restated Limited Partnership Agreement of BREP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BREP.

Opinion of Counsel and Limited Partner Approval

The Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BREP will become effective without the approval of holders of at least 90% of our LP Units, unless Brookfield Renewable obtains an opinion of counsel to the effect that the amendment will not cause Brookfield Renewable to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election described below under “— Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act 1883 of any of Brookfield Renewable’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BREP generally prohibits the Managing General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our LP Units, from causing Brookfield Renewable to, among other things, sell, exchange or otherwise dispose of all or substantially all of Brookfield Renewable’s assets in a single transaction or a series of related transactions, including by approving on Brookfield Renewable’s behalf the sale, exchange or other disposition of all or substantially all of the assets of Brookfield Renewable’s subsidiaries. However, the Managing General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Brookfield Renewable’s assets (including for the benefit of persons who are not Brookfield Renewable or Brookfield Renewable’s subsidiaries) without that approval. The Managing General Partner may also sell all or substantially all of Brookfield Renewable’s assets under any forced sale of any or all of Brookfield Renewable’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Take-Over Bids

If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding LP Units, other than our LP Units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires all of such LP Units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our LP Units not deposited under the take-over bid on the same terms as our LP Units acquired under the take-over bid.

Election to be Treated as a Corporation

If the Managing General Partner determines in its sole discretion that it is no longer in Brookfield Renewable’s best interests to continue as a partnership for U.S. federal income tax purposes, the Managing General Partner may elect to treat Brookfield Renewable as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

Brookfield Renewable will terminate upon the earlier to occur of (i) the date on which all of Brookfield Renewable’s assets have been disposed of or otherwise realized by Brookfield Renewable and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by the Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of Brookfield Renewable, and (iii) at the election of the Managing General Partner, with the special approval of its independent directors, if Brookfield Renewable, as determined by the Managing General Partner, based on an opinion of counsel, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

Brookfield Renewable will be dissolved upon the withdrawal of the Managing General Partner as the general partner of Brookfield Renewable (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under “— Withdrawal of the Managing General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of Brookfield Renewable or an order to wind-up or liquidate the Managing General Partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under “— Withdrawal of the Managing General Partner”. Brookfield Renewable will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and Brookfield Renewable receives an opinion of counsel that the admission of the new general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless Brookfield Renewable is continued as a new limited partnership, the liquidator authorized to wind-up Brookfield Renewable’s affairs will, acting with all of the powers of the Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate Brookfield Renewable’s assets and apply the proceeds of the liquidation first, to discharge Brookfield Renewable’s liabilities as provided in the Amended and Restated Limited Partnership Agreement of BREP and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of Brookfield Renewable’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of Brookfield Renewable’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of the Managing General Partner

The Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our Unitholders by giving 180 days’ advance written notice to the other partners, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BREP.

Upon the withdrawal of the Managing General Partner, the holders of at least 66 2/3% of the voting power of our outstanding LP Units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, Brookfield Renewable will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

In the event of withdrawal of a general partner where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BREP, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into LP Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Managing General Partner may transfer all or any part of its general partnership interest without first obtaining approval of any LP Unitholder. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BRELP (or the transfer must be made concurrently with a transfer of the general partnership units of BRELP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BREP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the shareholder of the Managing General Partner may sell or transfer all or part of its shares in the Managing General Partner without the approval of the unitholders.

Partnership Name

If the Managing General Partner ceases to be the general partner of Brookfield Renewable and our new general partner is not an affiliate of Brookfield, Brookfield Renewable will be required by the Amended and Restated Limited Partnership Agreement of BREP to change the name of Brookfield Renewable to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. The Amended and Restated Limited Partnership Agreement of BREP explicitly provides that this obligation shall be enforceable and waivable by the Managing General Partner notwithstanding that it may have ceased to be the general partner of Brookfield Renewable.

Transactions with Interested Parties

The Managing General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our LP Units with the same rights they would have if the Managing General Partner was not a party to the Amended and Restated Limited Partnership Agreement of BREP. An interested party will not be liable to account either to other interested parties or to Brookfield Renewable, Brookfield Renewable’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The Amended and Restated Limited Partnership Agreement of BREP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with Brookfield Renewable, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by Brookfield Renewable and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to Brookfield Renewable, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by Brookfield Renewable or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in the Conflicts Policy. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Outside Activities of the Managing General Partner; Conflicts of Interest

Under the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is required to maintain as its sole activity the role of general partner of Brookfield Renewable. The Managing General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of BRELP, a Holding Entity or any other holding vehicle established by Brookfield Renewable.

The Amended and Restated Limited Partnership Agreement of BREP provides that each person who is entitled to be indemnified by Brookfield Renewable (other than the Managing General Partner), as described below under “— Indemnification; Limitations on Liability”, shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, the Managing General Partner, Brookfield Renewable, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by Brookfield Renewable. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Managing General Partner, Brookfield Renewable, BRELP, any Holding Entity, any operating entity and any other holding vehicle established by Brookfield Renewable (or any of their respective investors), and shall be deemed not to be a breach of the Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of the Managing General Partner. None of the Managing General Partner, Brookfield Renewable, BRELP, any Holding Entity, any operating entity, any other holding vehicle established by Brookfield Renewable or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BREP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by Brookfield Renewable as described below under “— Indemnification; Limitations on Liability”.

The Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by Brookfield Renewable. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by Brookfield Renewable pursuant to the Relationship Agreement or any other separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of the Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to the Conflicts Policy, independent directors may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest in the form of general guidelines, policies or procedures that are adopted by the Managing General Partner’s independent directors, and amended from time-to-time with the approval of a majority of the independent directors of the Managing General Partner, in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby other than any approvals required by law. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BREP, Brookfield Renewable is required to indemnify on an after-tax basis out of the assets of Brookfield Renewable to the fullest extent permitted by law the Managing General Partner, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by Brookfield Renewable and any other person designated by the Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of the Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BREP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

Under the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is required to prepare financial statements in accordance with IFRS as determined by the IASB. Brookfield Renewable’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Managing General Partner deems appropriate. Brookfield Renewable’s annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Brookfield Renewable’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange. The Managing General Partner is also required to prepare all other press releases, proxy circulars and other disclosure documentation as by be required by applicable laws, including any rules of any applicable securities exchange.

The Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of Brookfield Renewable on an annual basis, additional information regarding Brookfield Renewable, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of certain non-U.S. corporations that we control. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of Brookfield Renewable for U.S. federal income tax reporting purposes. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of Brookfield Renewable for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

The Amended and Restated Limited Partnership Agreement of BREP is governed by and will be construed in accordance with the laws of Bermuda. Under the Amended and Restated Limited Partnership Agreement of BREP, each of Brookfield Renewable’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the Amended and Restated Limited Partnership Agreement of BREP. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process of any such court and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of Brookfield Renewable.

Description of the Amended and Restated Limited Partnership Agreement of BRELP

The following is a description of the material terms of the Amended and Restated Limited Partnership Agreement of BRELP. Holders of LP Units in Brookfield Renewable are not limited partners of BRELP and do not have any rights under the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to the Voting Agreement, however, Brookfield Renewable, through the Managing General Partner, has the right to direct all eligible votes in the election of the directors of the BRELP General Partner, through which Brookfield Renewable participates in the management and activities of BRELP and the Holding Entities. See Item 7.B “Related Party Transactions—Voting Agreements”.

Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BRELP which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

Formation and Duration

BRELP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. BRELP has a perpetual existence and will continue as a limited liability partnership unless Brookfield Renewable is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BRELP.

Nature and Purpose

Under the Amended and Restated Limited Partnership Agreement of BRELP, the purpose of BRELP is to: acquire and hold interests in the Holding Entities and, subject to the approval of the BRELP GP LP, any other subsidiary of BRELP; engage in any activity related to the capitalization and financing of BRELP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BRELP GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BRELP.

Management

As required by law, the Amended and Restated Limited Partnership Agreement of BRELP provides for the management and control of BRELP by a general partner, the BRELP GP LP. The BRELP GP LP will exercise its powers and carry out its functions honestly and in good faith and the BRELP GP LP will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BRELP, the BRELP GP LP has no additional duty to propose or approve any conduct of BRELP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The BRELP GP LP shall not be in breach of any duty to BRELP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BRELP, the Relationship Agreement, our Master Services Agreement or the Conflicts Policy.

Units

BRELP’s units are limited partnership interests in BRELP. Holders of units of BRELP are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BRELP or upon the dissolution of BRELP or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BRELP, a holder of units of BRELP does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

In connection with the Combination, BRELP issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to Brookfield Renewable and the second class of units, referred to as the Redeemable/Exchangeable partnership units, were issued to wholly-owned subsidiaries of Brookfield. Redeemable/Exchangeable partnership units are identical to the limited partnership units held by Brookfield Renewable, except as described below under “— Distributions” and “— Withdrawal of the General Partner” and except that they have the right of redemption described below under the heading “— Redemption-Exchange Mechanism”.

Issuance of Additional Partnership Interests

Subject to any approval required by applicable law, BRELP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and from time to time and on such terms and conditions as its general partner may determine. Any additional partnership interests authorized to be issued by Amended and Restated Limited Partnership Agreement of BRELP may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as its general partner may determine in its sole discretion.

Redemption-Exchange Mechanism

At any time after November 28, 2013, one or more wholly owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units will have the right to require BRELP to redeem for cash all or a portion of the Redeemable/Exchangeable partnership units held by such subsidiary, subject to Brookfield Renewable’s right to acquire such Redeemable/Exchangeable partnership units, as described below, provided that exercise of the right of redemption or the payment of the redemption amount would not otherwise cause BRELP to be in breach or violation of any agreement material to BRELP or Brookfield Renewable Group or applicable law. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BRELP and Brookfield Renewable. After presentation for redemption, such redeeming subsidiary will receive, subject to Brookfield Renewable’s right to acquire Redeemable/Exchangeable partnership units, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, Brookfield Renewable will have a right to acquire Redeemable/Exchangeable partnership units entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BRELP for redemption in exchange for LP Units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BRELP’s Redeemable/Exchangeable partnership units so redeemed will cease.

Brookfield’s aggregate interest in Brookfield Renewable, including its interest in the Managing General Partner and the BRELP GP LP, would be approximately 68% if it exercised its redemption right in full and Brookfield Renewable exercised its right of first refusal on BRELP’s Redeemable/Exchangeable partnership units redeemed. Brookfield’s total percentage interest in Brookfield Renewable would be increased if it participates in BRELP’s distribution reinvestment plan.

Distributions

Distributions by BRELP will be made in the sole discretion of its general partner, the BRELP GP LP. However, the BRELP GP LP will not be permitted to cause BRELP to make a distribution if BRELP does not have sufficient cash on hand to make the distribution, the distribution would render BRELP insolvent or if, in the opinion of the BRELP GP LP, the distribution would or might leave BRELP with insufficient funds to meet any future contingent obligations or the distribution would contravene the Limited Partnership Act 1883.

Except as set forth below, prior to the dissolution of BRELP, distributions of available cash (if any) in any given quarter will be made by BRELP as follows, referred to as the “Regular Distribution Waterfall”:

•	first, 100% of any available cash to Brookfield Renewable until BRELP has distributed an amount equal to Brookfield Renewable’s expenses and outlays for the quarter properly incurred;

•

second, 100% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, until an amount equal to $0.375 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the First Distribution Threshold;

•

third, 85% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount equal to $0.4225 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the Second Distribution Threshold; and

•	thereafter, 75% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of Brookfield Renewable’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.5000		$2.00
First distribution threshold		$0.3750		$1.50
Total units of BRELP(1)	265

Total first distribution			$99.4		$397.6

Distribution in excess of first distribution threshold		$0.0475		$0.19
Total units of BRELP(1)	265
Second distribution to partners			$12.6		$50.4
15% incentive distribution to general partner			2.2		8.8

Total second distribution			$14.8		$59.2

Distribution in excess of second distribution threshold		$0.0775		$0.31
Total units of BRELP(1)	265
Third distribution to partners			$20.5		$82.0
25% incentive distribution to general partner			6.8		27.2

Total third distribution			$27.3		$109.2

Total distributions to partners (including incentive distributions)			$141.5		$566.0

Total incentive distributions to general partner			$9.0		$36.0

Notes:

(1)

Includes (a) class A non-voting limited partnership interests in BRELP held by Brookfield Renewable, (b) Redeemable/Exchangeable partnership units of BRELP that are held by Brookfield and that are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism and (c) general partnership interests in BRELP.

The table below sets forth, on a quarterly and aggregate basis, all management fees and incentive distributions that have been earned since the Combination.

	Q4 2011(1)	Q1 2012	Q2 2012	Q3 2012	Total
	$m	$m	$m	$m	$m
Base management fee(2)	$2,374,081	$6,647,348	$7,651,941	$10,269,914	$26,943,284
Incentive distribution	0	0	0	0	0

Total	$2,374,081	$6,647,348	$7,651,941	$10,269,914	$26,943,284

(1)

The Combination was effected on November 28, 2011 and, therefore, the amounts for the fourth quarter of 2011 set forth in the table represent the base management fee and the incentive distributions for the stub period from such date until December 31, 2011.

(2)

Pursuant to our Master Services Agreement, we pay the Manager a fixed base management fee equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP Units, and securities of the other Service Recipients that are not held by Brookfield Renewable Group, plus all outstanding third party debt with recourse to Brookfield Renewable, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of Brookfield Renewable in a given period is less than the initial reference value, the Manager will receive a base management fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). For any quarter in which the Managing General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our LP Units, we may elect to pay all or a portion of the base management fee in our LP Units or in limited partnership units of BRELP, subject to certain conditions.

If, prior to the dissolution of BRELP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of BRELP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of BRELP in proportion to the unrecovered capital attributable to BRELP’s partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by BRELP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of BRELP, all cash and property of BRELP in excess of that required to discharge BRELP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below:

•

first, 100% to Brookfield Renewable until Brookfield Renewable has received an amount equal to the excess of (i) the amount of Brookfield Renewable’s outlays and expenses incurred during the term of BRELP, over (ii) the aggregate amount of distributions received by Brookfield Renewable pursuant to the first tier of the Regular Distribution Waterfall during the term of BRELP;

•	second, 100% to the partners of BRELP, in proportion to their respective amounts of unrecovered capital in BRELP;

•

third, 100% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a BRELP’s limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP);

•

fourth, 85% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of BRELP pursuant to the third tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and

•	thereafter, 75% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of BRELP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of BRELP, and (ii) the subsequently-issued partnership interests of BRELP.

The Amended and Restated Limited Partnership Agreement of BRELP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the BRELP GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

BRELP GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable/Exchangeable partnership units.

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BRELP generally prohibits the general partner of BRELP, without the prior approval of the holders of at least 50% of the voting power of the units of BRELP, from causing BRELP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BRELP or Brookfield Renewable Group’s assets in a single transaction or a series of related transactions.

No Management or Control

BRELP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BRELP and do not have any right or authority to act for or to bind BRELP or to take part or interfere in the conduct or management of BRELP.

Limited partners are not entitled to vote on matters relating to BRELP, although holders of units are entitled to consent to certain matters as described under “— Amendment of the Amended and Restated Limited Partnership Agreement of BRELP”, “— Opinion of Counsel and Limited Partner Approval” and “— Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

In addition, pursuant to the Voting Agreement, Brookfield Renewable, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 7.B “Related Party Transactions — Voting Agreement”.

Meetings

Special meetings of the limited partners of BRELP may be called by its general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners holding 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by its general partner or any of its affiliates other than any member of Brookfield Renewable Group. Only holders of partnership interests of BRELP of record on the date set by its general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Amended and Restated Limited Partnership Agreement of BRELP

Amendments to the Amended and Restated Limited Partnership Agreement of BRELP may only be proposed by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of at least 66 2/3% of the voting power of BRELP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BRELP to the BRELP GP LP or any of its affiliates without the consent of the BRELP GP LP which may be given or withheld in its sole discretion.

The provision of the Amended and Restated Limited Partnership Agreement of BRELP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of not less than 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the BRELP GP LP may generally make amendments to the Amended and Restated Limited Partnership Agreement of BRELP without the approval of any limited partner to reflect:

•	a change in the name of Brookfield Renewable, the location of Brookfield Renewable’s registered office or Brookfield Renewable’s registered agent;

•	the admission, substitution or withdrawal or removal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BRELP;

•

a change that its general partner determines is reasonable and necessary or appropriate for Brookfield Renewable to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of its general partner to ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•	an amendment that the BRELP GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

•

an amendment that is necessary, in the opinion of counsel, to prevent BRELP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

•

an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

•	any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BRELP to be made by its general partner acting alone;

•

any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to reflect and account for the formation by Brookfield Renewable of, or its investment in, any person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BRELP;

•	a change in its fiscal year and related changes;

•

any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in BRELP, or (iii) consistently reflect the distributions made by BRELP to the partners pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP;

•

any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the BRELP GP LP in the profits of BRELP; and

•	any other amendments substantially similar to any of the matters described directly above.

In addition, amendments to the Amended and Restated Limited Partnership Agreement of BRELP may be made by the BRELP GP LP without the approval of any limited partner if those amendments, in the discretion of the BRELP GP LP:

•

do not adversely affect BRELP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

•	are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•

are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP; or

•

are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BRELP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BRELP.

Opinion of Counsel and Limited Partner Approval

The BRELP GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BRELP will become effective without the approval of holders of at least 90% of the voting power of BRELP’s units, unless it obtains an opinion of counsel to the effect that the amendment will not (i) cause BRELP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under “— Election to be Treated as a Corporation”) or (ii) affect the limited liability under the Limited Partnership Act 1883 of any of BRELP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

If, in the determination of its general partner, it is no longer in BRELP’s best interests to continue as a partnership for U.S. federal income tax purposes, the BRELP GP LP may elect to treat BRELP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

BRELP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of the Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BRELP; (ii) the election of its general partner, with the approval of its independent directors, if BRELP, as determined by its general partner, based on an opinion of counsel, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless a successor entity becomes the general partner of BRELP as described below under “— Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BRELP or an order to wind-up or liquidate its general partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP that are described below under “— Withdrawal of the General Partner”; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of BRELP’s assets in a single transaction or series of transactions.

BRELP will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to BRELP has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if BRELP receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner of BRELP.

Withdrawal of the General Partner

The BRELP GP LP may withdraw as general partner without first obtaining approval of BRELP’s limited partners by giving 180 days advance notice, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BRELP.

Upon the withdrawal of the BRELP GP LP, the holders of at least a majority of the voting power of the outstanding class of units that are not Redeemable/Exchangeable partnership units may elect a successor to the BRELP GP LP. If a successor is not selected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BRELP will be dissolved, wound up and liquidated. See “— Dissolution” above.

The BRELP GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable/Exchangeable partnership units and it receives a withdrawal opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of the BRELP GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units that are not Redeemable/Exchangeable partnership units.

In the event of the removal of the BRELP GP LP under circumstances where cause exists or withdrawal of the BRELP GP LP where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BRELP, a successor general partner will have the option to purchase the general partnership interest of the BRELP GP LP for a cash payment equal to its fair market value. Under all other circumstances where the BRELP GP LP withdraws or is removed by the limited partners, BRELP GP LP will have the option to require the successor general partner to purchase the general partnership interest of BRELP GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between BRELP GP LP and the successor general partner. If no agreement is reached within 30 days of BRELP GP LP’s departure, an independent investment banking firm or other independent expert selected by BRELP GP LP and the successor general partner will determine the fair market value. If BRELP GP LP and the successor general partner cannot agree upon an expert within 45 days of BRELP GP LP’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

BRELP GP LP may transfer all or any part of its general partnership interest without first obtaining approval of any holders of BRELP limited partnership units. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of Brookfield Renewable (or the transfer must be made concurrently with a transfer of the general partnership units of Brookfield Renewable to an affiliate of the transferee), (ii) agree to assume the rights and duties of the general partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BRELP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the BRELP GP LP may sell or transfer all or part of their units in the BRELP GP LP without the approval of the holders of BRELP limited partnership units.

Transactions with Interested Parties

The general partner of BRELP, its affiliates and its respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of BRELP with the same rights they would have if the general partner of BRELP were not a party to the Amended and Restated Limited Partnership Agreement of BRELP. An interested party will not be liable to account either to other interested parties or to BRELP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The Amended and Restated Limited Partnership Agreement of BRELP permits an interested party to sell investments to, purchase assets from, invest assets in and enter into any contract, arrangement or transaction with BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the Conflicts Policy.

Outside Activities of the General Partner

Under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner will be required to maintain as its sole activity the role of the general partner of BRELP. The general partner will not be permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by BRELP.

The Amended and Restated Limited Partnership Agreement of BRELP provides that each person who is entitled to be indemnified by BRELP, as described below under “— Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, BRELP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BRELP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of BRELP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by BRELP (or any of their respective investors), and shall be deemed not to be a breach of its general partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of BRELP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by BRELP or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BRELP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BRELP as described below under “— Indemnification; Limitations on Liability”.

The BRELP GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Amended and Restated Limited Partnership Agreement of BRELP to present business or investment opportunities to BRELP, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to BRELP, any Holding Entity, operating entity or any other holding vehicle established by BRELP pursuant to the Relationship Agreement or any other separate written agreement between such persons.

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BRELP, BRELP is required to indemnify on an after-tax basis out of the assets and to the fullest extent permitted by law its general partner, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by Brookfield Renewable and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BRELP requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP, on behalf of Brookfield, is required under certain circumstances to indemnify BRELP and Brookfield Renewable for U.S. federal income taxes imposed under Sections 897, 1445, or 1461 of the U.S. Internal Revenue Code of 1986, as amended, on BRELP or Brookfield Renewable as a result of the exercise of the redemption right or the exchange right by Brookfield or Brookfield Renewable, as the case may be, pursuant to the Amended and Restated Limited Partnership Agreement of BRELP.

Governing Law

The Amended and Restated Limited Partnership Agreement of BRELP is governed by and will be construed in accordance with the laws of Bermuda.

BRP Equity

BRP Equity is an indirect wholly owned subsidiary of Brookfield Renewable incorporated under the CBCA on February 10, 2010. Other than a loan to an affiliate, BRP Equity has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own. BRP Equity’s Series 1 Shares and Series 2 Shares are guaranteed by Brookfield Renewable and the other Guarantors under the Preference Share Guarantees described under Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”.

Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by Brookfield Renewable was issued and outstanding, and 10 million Series 1 Shares and 10 million Series 3 Shares were issued and trading on the TSX. No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares, and the Class B Preference Shares.

Common Shares

Holders of Common Shares are entitled to one vote for each such share held on all votes taken at meetings of the shareholders of BRP Equity, except meetings at which only the holders of a specified class or series of shares of BRP Equity are entitled to vote. Subject to the rights of holders of Class A Preference Shares or any series thereof, Class B Preference Shares or any series thereof, and other shares of BRP Equity ranking prior to the Common Shares, the holders of Common Shares are entitled to dividends as may be declared from time to time by the board of directors of BRP Equity. Holders of Common Shares may make use of various shareholder remedies available pursuant to the CBCA.

Class A Preference Shares

Issuance in Series

The board of directors of BRP Equity may from time to time issue Class A Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class A Preference Shares.

Priority

The Class A Preference Shares rank senior to the Class B Preference Shares, the Common Shares and all other shares ranking junior to the Class A Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity. Pursuant to the CBCA, each series of Class A Preference Shares participates rateably with every other series of Class A Preference Shares in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law or unless provision is made in the articles relating to any series of Class A Preference Shares, the holders of the Class A Preference Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BRP Equity.

Approval

The approval of the holders of the Class A Preference Shares of any matters to be approved by a separate vote of the holders of the Class A Preference Shares may be given by special resolution in accordance with the share conditions for the Class A Preference Shares. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Specific Provisions of the Class A Preference Shares, Series 1

Dividends

The holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.3125 per share until April 30, 2015. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be payable quarterly on the last day of January, April, July and October in an amount equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.62%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Series 1 Guarantee

The Series 1 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 1 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 1 Shares will not be redeemable by BRP Equity prior to April 30, 2015. On April 30, 2015 and on April 30 every five years thereafter, and subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 1 Shares by payment in cash of a per share sum equal to C$25.00, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 1 Guarantee remains in full force and effect, if, in contravention of the Series 1 Guarantee, there is a liquidation, dissolution or winding-up of Brookfield Renewable (whether voluntary or involuntary) or any other distribution of assets of Brookfield Renewable to our securityholders for the purpose of winding-up Brookfield Renewable’s affairs, the Series 1 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 1 Shares into Series 2 Shares

Subject to applicable law and the provisions of the Series 1 Shares, holders of the Series 1 Shares will have the right, at their option, on April 30, 2015 and on April 30 every five years thereafter, to convert all or any of their Series 1 Shares into Series 2 Shares on the basis of one Series 2 Share for each Series 1 Share. Under certain circumstances, the Series 1 Shares automatically convert into Series 2 Shares on the basis of one Series 2 Share for each Series 1 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 1 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 1 Shares. The holders of the Series 1 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 1 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 1 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 1 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 1 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 1 Shares:

a.

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 1 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 1 Shares;

b.

except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 1 Shares;

c.	redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding; or

d.

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 1 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 1 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Shares as a series and any other approval to be given by the holders of the Series 1 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series 1 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 1 Shares then present would form the necessary quorum. At any meeting of holders of Series 1 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 1 Shares held by such holder.

Voting Rights

The holders of the Series 1 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 1 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 1 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 1 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 1 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 2

Dividends

The holders of Series 2 Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October, in the amount per share determined by multiplying the applicable floating quarterly dividend rate by C$25.00. The floating quarterly dividend rate for each applicable quarterly period will be calculated on the 30th day prior to the first day of the period and will be equal to the sum of the average yield expressed as a percentage per year on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable calculation date, plus 2.62% calculated on the basis of the actual number of days elapsed in the period divided by 365.

Series 2 Guarantee

The Series 2 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 2 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 2 Shares will not be redeemable by BRP Equity prior to April 30, 2015. Subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 2 Shares by payment in cash of a per share sum equal to (i) C$25.00 in the case of redemptions on April 30, 2020 and on April 30 every five years thereafter (each, a “Conversion Date”), or (ii) C$25.50 in the case of redemptions on any date which is not a Conversion Date on or after April 30, 2015, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 2 Guarantee remains in full force and effect, if, in contravention of the Series 2 Guarantee, there is a liquidation, dissolution or winding-up of Brookfield Renewable (whether voluntary or involuntary) or any other distribution of assets of Brookfield Renewable to our securityholders for the purpose of winding-up Brookfield Renewable’s affairs, the Series 2 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 2 Shares into Series 1 Shares

Subject to applicable law and the provisions of the Series 2 Shares, holders of the Series 2 Shares will have the right, at their option, on each Conversion Date, to convert all or any of their Series 2 Shares into Series 1 Shares on the basis of one Series 1 Share for each Series 2 Share. Under certain circumstances, the Series 2 Shares automatically convert into Series 1 Shares on the basis of one Series 1 Share for each Series 2 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 2 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 2 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 2 Shares. The holders of the Series 2 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 2 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 2 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 2 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 2 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 2 Shares:

a.

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 2 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 2 Shares;

b.

except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 2 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 2 Shares;

c.	redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 2 Shares then outstanding; or

d.

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 2 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 2 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 2 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 2 Shares as a series and any other approval to be given by the holders of the Series 2 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series 2 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 2 Shares then present would form the necessary quorum. At any meeting of holders of Series 2 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 2 Shares held by such holder.

Voting Rights

The holders of the Series 2 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 2 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 2 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 2 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 2 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 3

Dividends

The holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.10 per share until July 31, 2019. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be payable quarterly on the last day of January, April, July and October in an amount equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.94%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Series 3 Guarantee

The Series 3 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 3 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 3 Shares will not be redeemable by BRP Equity prior to July 31, 2019. On July 31, 2019 and on July 31 every five years thereafter, and subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 3 Shares by payment in cash of a per share sum equal to C$25.00, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 3 Guarantee remains in full force and effect, if, in contravention of the Series 3 Guarantee, there is a liquidation, dissolution or winding-up of Brookfield Renewable (whether voluntary or involuntary) or any other distribution of assets of Brookfield Renewable to our securityholders for the purpose of winding-up Brookfield Renewable’s affairs, the Series 3 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 3 Shares into Series 4 Shares

Subject to applicable law and the provisions of the Series 3 Shares, holders of the Series 3 Shares will have the right, at their option, on July 31, 2019 and on July 31 every five years thereafter, to convert all or any of their Series 3 Shares into Series 4 Shares on the basis of one Series 4 Share for each Series 3 Share. Under certain circumstances, the Series 3 Shares automatically convert into Series 4 Shares on the basis of one Series 4 Share for each Series 3 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 3 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 3 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 3 Shares. The holders of the Series 3 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 3 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 3 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 3 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 3 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 3 Shares:

a.

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 3 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 3 Shares;

b.

except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 3 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 3 Shares;

c.	redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 3 Shares then outstanding; or

d.

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 3 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 3 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 3 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 3 Shares as a series and any other approval to be given by the holders of the Series 3 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series 3 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 3 Shares then present would form the necessary quorum. At any meeting of holders of Series 3 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 3 Shares held by such holder.

Voting Rights

The holders of the Series 3 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 3 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 3 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 3 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 3 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 4

Dividends

The holders of Series 4 Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October, in the amount per share determined by multiplying the applicable floating quarterly dividend rate by C$25.00. The floating quarterly dividend rate for each applicable quarterly period will be calculated on the 30th day prior to the first day of the period and will be equal to the sum of the average yield expressed as a percentage per year on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable calculation date, plus 2.94% calculated on the basis of the actual number of days elapsed in the period divided by 365.

Series 4 Guarantee

The Series 4 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 4 Guarantee” and collectively with the Series 1 Guarantee, the Series 2 Guarantee and the Series 3 Guarantee, the “Preference Share Guarantees”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 4 Shares will not be redeemable by BRP Equity prior to July 31, 2019. Subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 4 Shares by payment in cash of a per share sum equal to (i) C$25.00 in the case of redemptions on July 31, 2024 and on July 31 every five years thereafter (each, a “Conversion Date”), or (ii) C$25.50 in the case of redemptions on any date which is not a Conversion Date on or after July 31, 2019, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 4 Guarantee remains in full force and effect, if, in contravention of the Series 4 Guarantee, there is a liquidation, dissolution or winding-up of Brookfield Renewable (whether voluntary or involuntary) or any other distribution of assets of Brookfield Renewable to our securityholders for the purpose of winding-up Brookfield Renewable’s affairs, the Series 4 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 4 Shares into Series 3 Shares

Subject to applicable law and the provisions of the Series 4 Shares, holders of the Series 4 Shares will have the right, at their option, on each Conversion Date, to convert all or any of their Series 4 Shares into Series 3 Shares on the basis of one Series 3 Share for each Series 4 Share. Under certain circumstances, the Series 4 Shares automatically convert into Series 3 Shares on the basis of one Series 3 Share for each Series 4 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 4 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 4 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 4 Shares. The holders of the Series 4 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 4 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 4 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 4 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 4 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 4 Shares:

a.

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 4 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 4 Shares;

b.

except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 4 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 4 Shares;

c.	redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 4 Shares then outstanding; or

d.

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 4 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 4 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 4 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 4 Shares as a series and any other approval to be given by the holders of the Series 4 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series 4 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 4 Shares then present would form the necessary quorum. At any meeting of holders of Series 4 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 4 Shares held by such holder.

Voting Rights

The holders of the Series 4 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 4 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 4 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 4 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 4 Shares held by such holder.

Class B Preference Shares

Issuance in Series

The board of directors of BRP Equity may from time to time issue Class B Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class B Preference Shares.

Priority

The Class B Preference Shares rank junior to the Class A Preference Shares and senior to the Common Shares and all other shares ranking junior to the Class B Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity. Pursuant to the CBCA, each series of Class B Preference Shares participates rateably with every other series of Class B Preference Shares in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law or unless provision is made in the articles relating to any series of Class B Preference Shares, the holders of the Class B Preference Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BRP Equity.

Approval

The approval of the holders of the Class B Preference Shares of any matters to be approved by a separate vote of the holders of the Class B Preference Shares may be given by special resolution in accordance with the share conditions for the Class B Preference Shares. Each holder of Class B Preference Shares entitled to vote at a class meeting of holders of Class B Preference Shares, or at a joint meeting of the holders of two or more series of Class B Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class B Preference Share held by such holder.

Preference Share Guarantees

The Preference Share Guarantees provide that the Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares will be fully and unconditionally guaranteed by Brookfield Renewable and the other Guarantors as to (i) payment of dividends, as and when declared, (ii) payment of amounts due on redemption of the Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares and (iii) payment of amounts due on the liquidation, dissolution or winding up of BRP Equity. As long as the declaration or payments of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares are in arrears, Brookfield Renewable will not make any distributions on our LP Units nor will any other Guarantor make any distributions or pay any dividends on equity securities of such Guarantor. The Preference Share Guarantees by the Guarantors will be subordinated to all of their respective senior and subordinated debt and will rank senior to the LP Units. The Preference Share Guarantees will rank on a pro rata and pari passu basis with each other. The rights, obligations and liabilities of a Guarantor pursuant to the Preference Share Guarantees will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Guarantor. A Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person which acquires the properties, securities and assets of such Guarantor assumes such Guarantor’s obligations under the Preference Share Guarantees.

Finco

Finco is an indirect wholly-owned subsidiary of Brookfield Renewable incorporated under the ABCA on September 14, 2011. Other than approximately C$1.9 billion aggregate principal amount of publicly-issued Finco Bonds, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.

Pursuant to Finco’s articles of incorporation, Finco is authorized to issue an unlimited number of common shares. As of the date of this Form 20-F, one common share held indirectly by Brookfield Renewable was issued and outstanding. Holders of common shares are entitled to one vote for each such share held on all votes taken at meetings of the shareholders of Finco, except meetings at which only the holders of a specified class or series of shares of Finco are entitled to vote. Subject to the rights of holders of any shares of Finco ranking prior to the common shares, the holders of common shares are entitled to dividends as may be declared from time to time by the board of directors of Finco. Holders of common shares may make use of various shareholder remedies available pursuant to the ABCA.

The Finco Bonds are governed under the Bond Indenture and guaranteed by Brookfield Renewable and the other Guarantors as described under “— Bond Indenture and Guarantees”. The Finco Bonds consist of the following fixed rate medium term notes:

Medium-term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2011 (in millions)

Series 3 (C$200 million)	2018	5.25%	C$200 million

Series 4 (C$150 million)	2036	5.84%	C$150 million

Series 6 (C$300 million)	2016	6.13%	C$300 million

Series 7 (C$450 million)	2020	5.14%	C$450 million

In the first quarter of 2012, Series 8 (C$400 million) medium-term notes were issued with a maturity date of 2022 and an interest rate of 4.79%

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of Brookfield Renewable, by way of supplemental indenture. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”), and gives effect to the assumption of the Finco Bonds by Finco from Brookfield in connection with the Combination. In connection with the Combination, Finco assumed the Series 3, Series 4, Series 6 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Amended and Restated Fourth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$300 million aggregate principal amount of Series 6 notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of the Series 8 Notes. The Finco Bonds are unconditionally guaranteed by Brookfield Renewable and the other Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Guarantor would become the property of any other person unless the other person assumed the obligations of the Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Guarantor, another Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Guarantor.

10.C	MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

•

the Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P., dated November 20, 2011 (see Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”);

•

the Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated November 20, 2011 (see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP”);

•

First Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 4, 2012 (see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP”);

•

our Master Services Agreement, dated November 28, 2011, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Energy L.P., and others (see Item 6.A “Directors and Senior Management – Our Master Services Agreement”);

•

the Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Asset Management Inc. (see Item 7.B “Related Party Transactions – Registration Rights Agreement”);

•

the Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Manager, and Brookfield Asset Management Inc., and others (see Item 7.B “Related Party Transactions – Relationship Agreement”);

•

the Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P. (see Item 7.B “Related Party Transactions – Relationship Agreement”);

•

the Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”);

•

the Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited (collectively, the “Guarantors”), Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•

the Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•

the Amended and Restated Guarantee Indenture, dated October 11, 2012, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 3) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•

the Amended and Restated Guarantee Indenture, dated October 11, 2012, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•

the Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”);

•

the Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”);

•

the Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”);

•

the Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”); and

•

the Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co. (see Item 7.B “Related Party Transactions – Energy Revenue Agreement”).

Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +1.441.295.1443.

10.D	EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by Brookfield Renewable and its subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Bermuda or the United States holding our LP Units.

10.E	TAXATION

The following summary discusses the material United States, Canadian and Bermudian tax considerations related to the holding and disposition of our LP Units as of the date of this Form 20-F. Holders of our LP Units are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our LP Units.

Material U.S. Federal Income Tax Considerations

This summary discusses the material United States federal income tax considerations to LP Unitholders relating to the holding and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Internal Revenue Code”), on the regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on an LP Unitholder’s individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of LP Units who is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of LP Units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds LP Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold LP Units should consult an independent tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each LP Unitholder should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to its ownership and disposition of LP Units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Brookfield Renewable and BRELP

Each of Brookfield Renewable and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Brookfield Renewable will be publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The Managing General Partner and the BRELP General Partner intend to manage the affairs of Brookfield Renewable and BRELP, respectively, so that Brookfield Renewable will meet the Qualifying Income Exception in each taxable year. Accordingly, the Managing General Partner believes that Brookfield Renewable will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If Brookfield Renewable fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if Brookfield Renewable is required to register under the Investment Company Act, Brookfield Renewable will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Brookfield Renewable fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our LP Unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a U.S. Holder, unless Brookfield Renewable were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, Brookfield Renewable would be treated as a corporation for U.S. federal income tax purposes.

If Brookfield Renewable were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the Managing General Partner or otherwise, Brookfield Renewable’s items of income, gain, loss, deduction, or credit would be reflected only on Brookfield Renewable’s tax return rather than being passed through to LP Unitholders, and Brookfield Renewable would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, Brookfield Renewable might be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of Brookfield Renewable’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its LP Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its LP Units, the distribution would be treated as gain from the sale or exchange of such LP Units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met, including that Brookfield Renewable is not a PFIC for the taxable year of such distribution or for the preceding year. Based on the foregoing consequences, treatment of Brookfield Renewable as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to Brookfield Renewable’s interests in BRELP.

The remainder of this summary assumes that Brookfield Renewable and BRELP will be treated as partnerships for U.S. federal tax purposes. Brookfield Renewable expects that a substantial portion of the items of income, gain, deduction, loss, or credit realized by Brookfield Renewable will be realized in the first instance by BRELP and allocated to Brookfield Renewable for reallocation to LP Unitholders. Unless otherwise specified, references in this section to realization of Brookfield Renewable’s items of income, gain, loss, deduction, or credit include a realization of such items by BRELP and the allocation of such items to Brookfield Renewable.

Proposed Legislation

Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to Brookfield Renewable or to BRELP, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our partnership to meet the “qualifying income” exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, substantially similar legislation was reintroduced in the U.S. House of Representatives in February 2012.

The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2013 the Obama administration proposes that the current law governing the treatment of carried interest be changed to subject such income to ordinary income tax. The Obama administration’s published revenue proposals for previous years contained similar proposals.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in Brookfield Renewable. Each LP Unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in Brookfield Renewable. The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Holding of LP Units

Income and loss. Each U.S. Holder must take into account, as described below, its allocable share of Brookfield Renewable’s items of income, gain, loss, deduction, and credit for each of Brookfield Renewable’s taxable years ending with or within such U.S. Holder’s taxable year. Each item generally will have the same character and source as though such holder had realized the item directly. Each U.S. Holder must report such items without regard to whether any distribution has been or will be received from Brookfield Renewable. Although not required by the Amended and Restated Limited Partnership Agreement of BREP, Brookfield Renewable intends to make cash distributions to all LP Unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of Brookfield Renewable’s net income or gain. However, based upon a U.S. Holder’s particular tax situation and simplifying assumptions that Brookfield Renewable will make in determining the amount of such distributions, and depending upon whether a U.S. Holder elects to reinvest such distributions pursuant to the distribution reinvestment plan, if available, a U.S. Holder’s tax liability might exceed cash distributions made by Brookfield Renewable, in which case any tax liabilities arising from the ownership of LP Units would need to be satisfied from such U.S. Holder’s own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to Brookfield Renewable and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which Brookfield Renewable (through BRELP) owns stock. Each U.S. Holder should consult an independent tax adviser regarding the application of the foregoing rules in light of its particular circumstances.

For U.S. federal income tax purposes, a U.S. Holder’s allocable share of Brookfield Renewable’s items of income, gain, loss, deduction, or credit will be governed by the Brookfield Renewable limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with such U.S. Holder’s interest in Brookfield Renewable. Similarly, Brookfield Renewable’s allocable share of items of income, gain, loss, deduction, or credit of BRELP will be governed by the BRELP limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with Brookfield Renewable’s interest in BRELP. The Managing General Partner and the BRELP General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the BRELP General Partner intend to prepare tax returns based on such allocations for 2012 and future fiscal periods of Brookfield Renewable. If the IRS were to successfully challenge the allocations made pursuant to either the Brookfield Renewable limited partnership agreement or the BRELP limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. Each U.S. Holder will have an initial tax basis in its LP Units equal to the amount of cash paid for such LP Units (or, in the case of LP Units received in exchange for trust units of the fund pursuant to the Combination, such holder’s tax basis in such trust units), increased by such holder’s share of Brookfield Renewable liabilities, if any. That basis will be increased by such U.S. Holder’s share of Brookfield Renewable’s income and by increases in such U.S. Holder’s share of Brookfield Renewable’s liabilities, if any. That basis will be decreased, but not below zero, by distributions a U.S. Holder receives from Brookfield Renewable, by such U.S. Holder’s share of Brookfield Renewable’s losses, and by any decrease in such U.S. Holder’s share of Brookfield Renewable’s liabilities. The IRS has ruled that a partner in a partnership, unlike a stockholder of a corporation, has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount a U.S. Holder pays to acquire additional LP Units in Brookfield Renewable (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of LP Units owned by such holder prior to the acquisition of such additional LP Units. The Managing General Partner and the BRELP General Partner express no opinion regarding the appropriate methodology to be used in making this determination.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of LP Units, Brookfield Renewable’s liabilities generally will include Brookfield Renewable’s share of any liabilities of BRELP.

Limits on deductions for losses and expenses. A U.S. Holder’s deduction of its allocable share of Brookfield Renewable’s losses will be limited to such U.S. Holder’s tax basis in LP Units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to Brookfield Renewable’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP Units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of Brookfield Renewable’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP Units, if the lender of those borrowed funds owns an interest in Brookfield Renewable, is related to the U.S. Holder, or can look only to LP Units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of Brookfield Renewable’s income and gain and decrease by distributions received from Brookfield Renewable and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP Units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Each U.S. Holder should consult an independent tax adviser as to the effects of the at-risk rules.

The Managing General Partner and the BRELP General Partner do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder’s Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder’s Section 469 passive income. In addition, other provisions of the U.S. Internal Revenue Code may limit or disallow any deduction for losses by a U.S. Holder or deductions associated with certain assets of Brookfield Renewable or BRELP in certain cases. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.

Limitations on deductibility of organizational expenses and syndication fees. In general, neither Brookfield Renewable nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on interest deductions. A U.S. Holder’s share of Brookfield Renewable’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense is generally limited to the amount of such holder’s “net investment income”. A U.S. Holder’s share of Brookfield Renewable’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of Brookfield Renewable’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of partnership investment expenditures by individual partners and by trusts and estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of Brookfield Renewable, including Brookfield Renewable’s allocable share of the Base Management Fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that Brookfield Renewable and BRELP will be required to capitalize amounts paid in respect of certain management fees. Accordingly, a non-corporate U.S. Holder should consult an independent tax adviser regarding the application of these limitations.

Treatment of Distributions

Distributions of cash by Brookfield Renewable generally will not be taxable to a U.S. Holder to the extent of such holder’s adjusted tax basis (described above) in LP Units. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of LP Units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if a U.S. Holder’s holding period for LP Units exceeds one year. A reduction in a U.S. Holder’s allocable share of Brookfield Renewable liabilities, and certain distributions of marketable securities by Brookfield Renewable, will be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of LP Units

A U.S. Holder will recognize gain or loss on the sale or taxable exchange of LP Units equal to the difference, if any, between the amount realized and such U.S. Holder’s tax basis in LP Units sold or exchanged. A U.S. Holder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus such U.S. Holder’s share of Brookfield Renewable’s liabilities, if any.

Gain or loss recognized by a U.S. Holder upon the sale or exchange of LP Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held our LP Units for more than one year on the date of such sale or exchange. Assuming a U.S. Holder has not elected to treat its share of Brookfield Renewable’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign

Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if Brookfield Renewable were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires LP Units at different times and intends to sell all or a portion of our LP Units within a year of the most recent purchase is urged to consult an independent tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Tax Rates

Under recently enacted legislation, U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes an LP Unitholder’s allocable share of Brookfield Renewable’s income, as well as gain realized by an LP Unitholder from a sale of LP Units. Under recently proposed Treasury Regulations, special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by a U.S. Holder with respect to Brookfield Renewable’s interest in a PFIC. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implications of this recently enacted legislation and the recently proposed Treasury Regulations for the ownership and disposition of LP Units.

For the 2012 taxable year, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) were 35% and 15%, respectively. Under the American Taxpayer Relief Act of 2012, in taxable years beginning on or after January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income of individuals is 39.6%, and the highest marginal federal income tax rate applicable to long-term capital gains of individuals is 20% (not including the 3.8% Medicare tax).

Foreign Tax Credit Limitations

Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder’s allocable share of creditable foreign taxes paid on Brookfield Renewable’s income and gains. Complex rules may, depending on such U.S. Holder’s particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of Brookfield Renewable’s investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that Brookfield Renewable incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Brookfield Renewable and BRELP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires Brookfield Renewable to adjust the tax basis in its assets, or inside basis, attributable to a transferee of LP Units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for LP Units. This election does not apply to a person who purchases LP Units directly from Brookfield Renewable. For purposes of this discussion, a transferee’s inside basis in Brookfield Renewable’s assets will be considered to have two components: (i) the transferee’s share of Brookfield Renewable’s tax basis in Brookfield Renewable’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to BRELP.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were higher than such LP Units’ share of the aggregate tax basis of Brookfield Renewable’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of Brookfield Renewable’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of Brookfield Renewable’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were lower than such LP Units’ share of the aggregate tax basis of Brookfield Renewable’s assets immediately prior to the transfer. Thus, the fair market value of LP Units may be affected either favorably or adversely by the election.

Without regard to whether the Section 754 Election is made, if LP Units are transferred at a time when Brookfield Renewable has a “substantial built-in loss” in its assets, Brookfield Renewable will be obligated to reduce the tax basis in the portion of such assets attributable to such LP Units.

The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the BRELP General Partner advise that they will make them on the basis of assumptions as to the value of Brookfield Renewable assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of LP Units

Because Brookfield Renewable cannot match transferors and transferees of LP Units, Brookfield Renewable must maintain uniformity of the economic and tax characteristics of LP Units to a purchaser of LP Units. In the absence of uniformity, Brookfield Renewable may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to Brookfield Renewable’s Section 743(b) adjustments, the determination that Brookfield Renewable’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of Brookfield Renewable’s assets in certain circumstances, including on the issuance of additional LP Units. In order to maintain the fungibility of all LP Units at all times, Brookfield Renewable will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued by Brookfield Renewable), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for Brookfield Renewable. However, the IRS may disagree with Brookfield Renewable and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of LP Units.

Foreign Currency Gain or Loss

Brookfield Renewable’s functional currency is the U.S. dollar, and Brookfield Renewable’s income or loss is calculated in U.S. dollars. It is likely that Brookfield Renewable will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. Each U.S. Holder should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through Brookfield Renewable in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain exceptions described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through Brookfield Renewable, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of such U.S. Holder’s holding period of LP Units or Brookfield Renewable’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deferred from prior years.

If a U.S. Holder were to make an election to treat such U.S. Holder’s share of Brookfield Renewable’s interest in a PFIC as a “qualified electing fund”, such election a “QEF election”, for the first year such holder were treated as holding such interest, then in lieu of the foregoing treatment, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to Brookfield Renewable or to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by Brookfield Renewable) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return.

Once a U.S. Holder has made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional LP Units acquired after the QEF election is made (such as LP Units acquired under the distribution reinvestment plan, if available). If a U.S. Holder were to make a QEF election after the first year that the holder were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless the holder were to make a “purging election”. The purging election would create a deemed sale of such U.S. Holder’s previously held share of Brookfield Renewable’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, a U.S. Holder would have a new basis and holding period in such U.S. Holder’s share of Brookfield Renewable’s interests in the PFIC. U.S. Holders should consult an independent tax adviser as to the manner in which such direct inclusions could affect their allocable share of Brookfield Renewable’s income and their tax basis in their LP Units and the advisability of making a QEF election or a purging election.

Recently proposed Treasury Regulations contain special rules for applying the 3.8% Medicare tax to non-corporate U.S. Holders making QEF elections. Although the regulations generally are proposed to become effective for taxable years beginning on or after January 1, 2014, a U.S. Holder is permitted to rely on the proposed regulations for taxable years beginning on or after January 1, 2013. If a U.S. Holder has made a QEF election with respect to Brookfield Renewable’s interest in a PFIC, and such U.S. Holder includes in income a share of the ordinary earnings and net capital gains of the PFIC, such U.S. Holder may be required under the proposed regulations to make certain adjustments to such U.S. Holder’s basis in our LP Units for purposes of the 3.8% Medicare tax. These basis adjustments could differ from the basis adjustments required for U.S. federal income tax purposes generally. Moreover, such U.S. Holders may be required to make certain adjustments to “modified adjusted gross income” or “adjusted gross income” for purposes of the 3.8% Medicare tax. However, a U.S. Holder generally would not be required to treat the ordinary earnings and net capital gains of a PFIC as “net investment income” for purposes of the 3.8% Medicare tax. See “—Tax Rates” above. Instead, net investment income for such purposes generally would include such U.S. Holder’s share of distributions made by the PFIC out of previously taxed earnings and profits. Additional special rules under the proposed Treasury Regulations may apply to a U.S. Holder’s disposition of our LP Units. To mitigate the complexity of the foregoing rules, the proposed Treasury Regulations permit a U.S. Holder to make a special election to forego adjustments to basis or gross income solely for purposes of the 3.8% Medicare tax. A U.S. Holder that makes this special election must treat such U.S. Holder’s share of a PFIC’s ordinary earnings and net capital gains as net investment income for purposes of the 3.8% Medicare tax. Each U.S. Holder should consult an independent tax adviser regarding the implications of this special election, as well as the other implications of the 3.8% Medicare tax and the recently proposed Treasury Regulations for the ownership and disposition of our LP Units.

In general, in the case of a PFIC that is a publicly traded foreign company, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the existing Brookfield Renewable entities are expected to be publicly traded, although Brookfield Renewable may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by Brookfield Renewable.

Based on the organizational structure of Brookfield Renewable, as well as Brookfield Renewable’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2012. However, there can be no assurance that an existing Brookfield Renewable entity or a future entity in which Brookfield Renewable acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, Brookfield Renewable may decide to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

To the extent reasonably practicable, Brookfield Renewable intends to timely provide U.S. Holders with the information necessary to make a QEF election with respect to any Brookfield Renewable entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Accordingly, each U.S. Holder is urged to consider timely filing a QEF election with respect to each such entity for which Brookfield Renewable provides the necessary information. Any such election should be made for the first year Brookfield Renewable holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder’s filing requirements and the advisability of making a QEF election, a special election under the proposed Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through Brookfield Renewable.

Investment Structure

To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, Brookfield Renewable may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of the Managing General Partner and the BRELP General Partner in order to create a tax structure that generally is efficient for LP Unitholders. However, because LP Unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all LP Unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some LP Unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in Brookfield Renewable could subject a U.S. Holder to U.S. state and local taxes in the U.S. state or locality in which such holder is a resident for tax purposes. A U.S. Holder could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which Brookfield Renewable invests. Brookfield Renewable will attempt, to the extent reasonably practicable, to structure its operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which Brookfield Renewable is unable to do so. Income or gain from investments held by Brookfield Renewable may be subject to withholding or other taxes in jurisdictions outside the U.S., except to the extent an income tax treaty applies. A U.S. Holder who wishes to claim the benefit of an applicable income tax treaty might be required to submit information to tax authorities in such jurisdictions. Each U.S. Holder should consult an independent tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in Brookfield Renewable.

Transferor/Transferee Allocations

Brookfield Renewable may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by Brookfield Renewable are allocated to our LP Unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP Units might be allocated income, gain, loss, and deduction realized by Brookfield Renewable after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP Units, such holder may be allocated income, gain, loss, and deduction realized by Brookfield Renewable prior to such U.S. Holder’s ownership of such LP Units.

Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that Brookfield Renewable’s allocation method complies with the requirements. If Brookfield Renewable’s convention were not permitted, the IRS might contend that Brookfield Renewable’s taxable income or losses must be reallocated among LP Unitholders. If such a contention were sustained, a U.S. Holder’s tax liabilities might be adjusted to such holder’s detriment. The Managing General Partner is authorized to revise Brookfield Renewable’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If LP Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to LP Units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in Brookfield Renewable may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. A U.S. Holder may be subject to substantial penalties if it fails to comply with this and other information reporting requirements with respect to an investment in LP Units. Each U.S. Holder should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of LP Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt financed”, as discussed below. The Managing General Partner believes that Brookfield Renewable should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by Brookfield Renewable will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by Brookfield Renewable or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by Brookfield Renewable or by BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization subject to taxation in the United States used such proceeds to make an investment outside Brookfield Renewable, the IRS might assert that such investment constitutes debt-financed property to such LP Unitholder with the consequences noted above. Brookfield Renewable and BRELP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that Brookfield Renewable or BRELP will generate UBTI attributable to debt-financed property in the future. However, neither Brookfield Renewable nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither Brookfield Renewable nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies (“RICs”), for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a regulated investment company in LP Units for purposes of these tests will depend on whether Brookfield Renewable is treated as a “qualified publicly traded partnership”. If Brookfield Renewable is so treated, then LP Units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from LP Units is the relevant gross income for purposes of the 90% gross income test. If, however, Brookfield Renewable is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by BREP, and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by Brookfield Renewable. Whether Brookfield Renewable will qualify as a qualified publicly traded partnership depends on the exact nature of its future investments, but the Managing General Partner believes it is likely that Brookfield Renewable will not be treated as a qualified publicly traded partnership. RICs should consult an independent tax adviser regarding the U.S. tax consequences of an investment in LP Units.

Consequences to Non-U.S. Holders

Holding of LP Units and Other Considerations

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of Brookfield Renewable and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, Brookfield Renewable intends not to invest directly, or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, Brookfield Renewable is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning LP Units and generally will not be subject to U.S. federal income tax on its allocable share of Brookfield Renewable’s interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not challenge the Managing General Partner’s position that Brookfield Renewable is not engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, Brookfield Renewable is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If Brookfield Renewable were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, Brookfield Renewable generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

In general, even if Brookfield Renewable is not engaged in a U.S. trade or business, a Non-U.S. Holder will be subject to a federal withholding tax equal to 30% of the gross amount of its allocable share of certain U.S.-source income (such as dividends and interest) which is not effectively connected with a U.S. trade or business. However, the Managing General Partner does not expect Brookfield Renewable to earn any such U.S.-source income. Accordingly, the 30% withholding tax is not expected to apply. If, contrary to expectation, Brookfield Renewable were to earn such income, then a Non-U.S. Holder’s allocable share of distributions of such income generally would be subject to U.S. withholding tax at a rate of 30%, or at a lower treaty rate, if applicable. A Non-U.S. Holder might be required to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder’s account, which could include the filing of a non-resident U.S. income tax return with the IRS, unless such holder were not subject to U.S. tax based on its tax status or were otherwise eligible for a reduced rate of U.S. withholding under an applicable income tax treaty. Each Non-U.S. Holder should consult an independent tax adviser regarding the potential for the 30% withholding tax to apply to its allocable share of income of Brookfield Renewable.

Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in Brookfield Renewable in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Tax Matters Partner

The Managing General Partner will act as Brookfield Renewable’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of Brookfield Renewable in connection with any administrative or judicial review of Brookfield Renewable’s items of income, gain, loss, deduction, or credit.

Information Returns

Brookfield Renewable will provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP Unitholder’s allocable share of Brookfield Renewable’s income, gain, losses, and deductions) no later than 90 days after the end of Brookfield Renewable’s taxable year. In addition, Brookfield Renewable will provide an IRS Schedule K-1 to any LP Unitholder that furnishes Brookfield Renewable or its agents with certain basic information regarding such holder’s LP Units. To assist each LP Unitholder in this regard, Brookfield Renewable maintains a website, in respect of 2012 and subsequent taxation years. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder’s tax returns.

In preparing this U.S. tax information, Brookfield Renewable will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine an LP Unitholder’s share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to an LP Unitholder’s income or loss.

Brookfield Renewable may be audited by the IRS. Adjustments resulting from an IRS audit could require an LP Unitholder to adjust a prior year’s tax liability and result in an audit of such holder’s own tax return. Any audit of an LP Unitholder’s tax return could result in adjustments not related to Brookfield Renewable’s tax returns, as well as those related to Brookfield Renewable’s tax returns.

Tax Shelter Regulations and Related Reporting Requirements

If Brookfield Renewable were to engage in a “reportable transaction”, Brookfield Renewable (and possibly LP Unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses equal to or exceeding $2 million (or, in the case of certain foreign currency transactions, losses equal to or exceeding $50,000). An investment in Brookfield Renewable may be considered a “reportable transaction” if, for example, Brookfield Renewable were to recognize certain significant losses in the future. In certain circumstances, an LP Unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if Brookfield Renewable were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, an LP Unitholder might be subject to significant accuracy-related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. Brookfield Renewable does not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor does Brookfield Renewable intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that Brookfield Renewable has participated in such a transaction.

Each LP Unitholder should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of LP Units.

Taxable Year

Brookfield Renewable currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which Brookfield Renewable currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, Brookfield Renewable will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our LP Units within a 12-month period.

A constructive termination of Brookfield Renewable would result in the close of its taxable year for all LP Unitholders. If an LP Unitholder reports on a taxable year other than a fiscal year ending on Brookfield Renewable’s year-end, and the LP Unitholder is otherwise subject to U.S. federal income tax, the closing of Brookfield Renewable’s taxable year may result in more than 12 months of Brookfield Renewable’s taxable income or loss being includable in such LP Unitholder’s taxable income for the year of the termination. Brookfield Renewable would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if Brookfield Renewable were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject Brookfield Renewable to, any tax legislation enacted before the termination.

In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to our LP Unitholders, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent Brookfield Renewable from suffering a “technical termination” (which would close Brookfield Renewable’s taxable year and require that Brookfield Renewable make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of Brookfield Renewable’s total LP Units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, Brookfield Renewable has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Withholding

For each calendar year, Brookfield Renewable will report to each LP Unitholder and to the IRS the amount of distributions that Brookfield Renewable pays, and the amount of tax (if any) that Brookfield Renewable withholds on these distributions. Under the backup withholding rules, an LP Unitholder may be subject to backup withholding tax with respect to distributions paid unless: (i) such holder is an exempt recipient and demonstrates this fact when required; or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to an LP Unitholder will be allowed as a credit against such LP Unitholder’s U.S. federal income tax liability and may entitle such LP Unitholder to a refund from the IRS, provided the LP Unitholder supplies the required information to the IRS in a timely manner.

If an LP Unitholder does not timely provide Brookfield Renewable, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then Brookfield Renewable may become subject to U.S. backup withholding taxes in excess of what would have been imposed had Brookfield Renewable or the applicable intermediary received properly completed forms from all LP Unitholders. For administrative reasons, and in order to maintain the fungibility of our LP Units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by Brookfield Renewable as an expense that will be borne indirectly by all LP Unitholders on a pro rata basis (e.g., since it may be impractical for Brookfield Renewable to allocate any such excess withholding tax cost to our LP Unitholders that failed to timely provide the proper U.S. tax forms).

Additional Withholding Requirements

Under recently proposed Treasury Regulations, certain payments of U.S.-source income or payments attributable to such income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce such income made on or after January 1, 2017) to either Brookfield Renewable or BRELP or by Brookfield Renewable to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless certain requirements are met. Significant exceptions to these requirements apply, but the scope of these exceptions is uncertain, because the exceptions are addressed in the proposed Treasury Regulations, which have yet to be made final. Each LP Unitholder should consult an independent tax adviser as to the potential effects of the recently proposed Treasury Regulations on an investment in Brookfield Renewable.

Information Reporting with Respect to Foreign Financial Assets

Under recently promulgated Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these new rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by an LP Unitholder. Each LP Unitholder should consult an independent tax adviser regarding the possible implications of these recently promulgated Treasury Regulations for an investment in LP Units.

Certain Effects of a Transfer of LP Units

Brookfield Renewable may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by Brookfield Renewable are allocated to LP Unitholders as of a specified date of such month. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, LP Unitholders may recognize income in excess of cash distributions received from Brookfield Renewable, and any income so included by an LP Unitholder would increase the basis such LP Unitholder has in LP Units and would offset any gain (or increase the amount of loss) realized by such LP Unitholder on a subsequent disposition of its LP Units.

BRELP has invested and will continue to invest in certain Holding Entities and Operating Entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to an LP Unitholder, and such LP Unitholder were thereafter to dispose of its LP Units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the LP Unitholder to whom such income was allocated (and not the LP Unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus an LP Unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on an LP Unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and investors are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in Brookfield Renewable as a nominee for another person are required to furnish to Brookfield Renewable:

(i)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(ii)

whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

(iii)	the amount and description of LP Units held, acquired, or transferred for the beneficial owner; and

(iv)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to Brookfield Renewable. The nominee is required to supply the beneficial owner of LP Units with the information furnished to Brookfield Renewable.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of LP Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for Brookfield Renewable to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning LP Units, change the character or treatment of portions of Brookfield Renewable’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in LP Units. Such changes could also affect or cause Brookfield Renewable to change the way it conducts its activities, affect the tax considerations of an investment in Brookfield Renewable, and otherwise change the character or treatment of portions of Brookfield Renewable’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Brookfield Renewable’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of Brookfield Renewable from time to time, without the consent of our LP Unitholders, to elect to treat Brookfield Renewable as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BROOKFIELD RENEWABLE AND LP UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH LP UNITHOLDER, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH LP UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN LP UNITS.

Material Canadian Federal Income Tax Considerations

The following is a fair summary of the material Canadian federal income tax consequences under the Tax Act of the holding and disposition of our LP Units generally applicable to an LP Unitholder who, for the purposes of the Tax Act and at all relevant times, holds its LP Units as capital property, deals at arm’s length and is not affiliated with Brookfield Renewable, BRELP, the Managing General Partner, the BRELP General Partner, the BRELP GP LP and their respective affiliates (a “Holder”). Generally, our LP Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold its LP Units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act), (ii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iii) a Holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) a Holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or a Holder who acquires an LP Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our LP Units), (v) a Holder that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in Brookfield Renewable, or (vi) a Holder to whom any affiliate of BRELP is a “foreign affiliate” for purposes of the Tax Act. Any such Holders should consult their own tax advisors with respect to an investment in our LP Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary does not otherwise take into account, or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from those described herein. A Holder should consult their own tax advisor in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our LP Units.

This summary assumes that neither Brookfield Renewable nor BRELP will be considered to carry on business in Canada. The Managing General Partner and the BRELP General Partner intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If Brookfield Renewable or BRELP carry on business in Canada, the tax implications to Brookfield Renewable or BRELP and to LP Unitholders may be materially and adversely different than as set out in this Form 20-F. This summary also assumes that other than corporations that are organized in and resident in Canada, no subsidiary of Brookfield Renewable or BRELP will invest in any property in Canada or receive dividends, rents, interest or royalties from any Canadian resident person. However, no assurance can be given in this regard.

This summary also assumes that neither Brookfield Renewable nor BRELP is a “tax shelter” (as defined in the Tax Act) or “tax shelter investment”. However, no assurance can be given in this regard.

This summary also assumes that Brookfield Renewable will not be a “SIFT partnership” for purposes of the SIFT Rules at any relevant time after the end of its first taxation year that ended on December 31, 2011 and that BRELP will not be a “SIFT partnership” at any relevant time. This is based on the assumption that Brookfield Renewable will not be a “Canadian resident partnership” as defined in subsection 248(1) of the Tax Act at any relevant time after the end of its first taxation year and that BRELP either (1) at all relevant times qualifies as an “excluded subsidiary entity” (as defined in the Tax Act) or (2) is not a “Canadian resident partnership” at any relevant time after the end of its first taxation year that ended December 31, 2011. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary is of a general nature only and is not intended to be, nor should it be construed to be legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of LP Units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Computation of Income or Loss

Each Resident Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Resident Holder’s pro rata share of Brookfield Renewable’s income (or loss) for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year end, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether our LP Units were held throughout such year.

Brookfield Renewable will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year after its first taxation year. However, Brookfield Renewable’s income (or loss) for a fiscal period for purposes of the Tax Act will be computed as if Brookfield Renewable were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with the Amended and Restated Limited Partnership Agreement of BREP. Brookfield Renewable’s income (or loss) will include its share of the income (or loss) of BRELP for a fiscal year determined in accordance with the Amended and Restated Limited Partnership Agreement of BRELP. For this purpose, Brookfield Renewable’s fiscal year end and that of BRELP will be December 31.

Brookfield Renewable’s income for tax purposes for a given fiscal year will be allocated to each Resident Holder in an amount calculated by multiplying such income that is allocable to LP Unitholders by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by Brookfield Renewable to all LP Unitholders with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by Brookfield Renewable to LP Unitholders or Brookfield Renewable has a loss for tax purposes, one quarter of its income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our LP Unitholders, will be allocated to the LP Unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of our LP Units held at each such date by an LP Unitholder is of the total number of our LP Units that are issued and outstanding at each such date.

Brookfield Renewable’s income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of CanHoldco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to LP Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income (or losses) of Brookfield Renewable and BRELP must be calculated in Canadian currency. Where Brookfield Renewable (or BRELP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by Brookfield Renewable as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing Brookfield Renewable’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Brookfield Renewable for the purpose of earning income, subject to the relevant provisions of the Tax Act. Brookfield Renewable may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by Brookfield Renewable to issue our LP Units. The portion of such issue expenses deductible by Brookfield Renewable in a taxation year is 20% of such issue expenses, pro-rated where Brookfield Renewable’s taxation year is less than 365 days. Brookfield Renewable and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing Brookfield Renewable’s or BRELP’s income from a source in Canada.

In general, a Resident Holder’s share of Brookfield Renewable’s income (or loss) from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. Brookfield Renewable will invest in limited partnership units of BRELP. In computing Brookfield Renewable’s income (or loss) under the Tax Act, BRELP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Resident Holders on account of income (or loss) earned by BRELP generally will be determined by reference to the source and character of such amounts when earned by BRELP.

The characterization by CRA of gains realized by Brookfield Renewable or BRELP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed in this Form 20-F.

A Resident Holder’s share of taxable dividends received or considered to be received by Brookfield Renewable in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend is designated as an “eligible dividend”.

Foreign taxes paid by Brookfield Renewable or BRELP and taxes withheld at source (other than for the account of a particular LP Unitholder) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business income tax” and “non-business income tax” paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. The Minister announced the Foreign Tax Credit Generator Proposals on March 4, 2010 which are contained in Bill C-48, which is currently proceeding through the legislative process, as anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Proposals, the foreign “business income tax” or “non-business income tax” for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of Brookfield Renewable’s income under the income tax laws of any country (other than Canada) under whose laws the income of Brookfield Renewable is subject to income taxation, is less than the Resident Holder’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to any Resident Holder. If the Foreign Tax Credit Generator Proposals apply, a Resident Holder’s foreign tax credits will be limited.

Brookfield Renewable and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and Brookfield Renewable to the residency of Brookfield Renewable’s partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as Brookfield Renewable and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by Brookfield Renewable, BRELP or the Holding Entities in respect of LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of Brookfield Renewable, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

If Brookfield Renewable incurs losses for tax purposes, each Resident Holder will, subject to the REOP Proposals (discussed below), be entitled to deduct in the computation of income for tax purposes the Resident Holder’s pro rata share of any net losses for tax purposes of Brookfield Renewable for its fiscal year to the extent that the Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The Managing General Partner and the BRELP General Partner do not anticipate that Brookfield Renewable or BRELP will incur losses but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

On October 31, 2003, the Department of Finance (Canada) released the REOP Proposals for public comment. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Resident Holders from their investment in Brookfield Renewable in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in Brookfield Renewable for the period in which the Resident Holder has held and can reasonably be expected to hold the investment. The Managing General Partner and the BRELP General Partner do not anticipate that the activities of Brookfield Renewable or BRELP will, in and of themselves, generate losses, but no assurance can be given in this regard. However, Resident Holders may incur expenses in connection with an acquisition of our LP Units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Resident Holders, or that any revised proposal may not differ significantly from the REOP Proposals described in this Form 20-F.

On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding Tax Proposals regarding investments in “foreign investment entities” would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. Legislation to implement the revised Tax Proposals is contained in Bill C-48 which is currently proceeding through the legislative process. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could, in certain circumstances, cause income to be imputed to Resident Holders, either directly or by way of allocation of such income imputed to Brookfield Renewable or BRELP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident Holder, Brookfield Renewable or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that existing section 94.1 of the Tax Act as proposed to be amended will not apply to a Resident Holder, Brookfield Renewable or BRELP. If these rules apply to a Resident Holder, Brookfield Renewable or BRELP, income will be imputed directly to the Resident Holder or to Brookfield Renewable or BRELP and allocated to the Resident Holder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. The rules in existing section 94.1 of the Tax Act are complex and Resident Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA of BRELP or any Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. Brookfield Renewable will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from Brookfield Renewable in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to BRELP of its shares of the particular CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the particular CFA shares. Under the Foreign Tax Credit Generator Proposals, the “foreign accrual tax” applicable to a particular amount of FAPI included in a partnership’s income in respect of a particular “foreign affiliate” of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada or a “foreign affiliate” of such a person is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to BRELP. If the Foreign Tax Credit Generator Proposals apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.

Disposition of LP Units

The disposition by a Resident Holder of an LP Unit will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the LP Unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such LP Unit. In general, the adjusted cost base of a Resident Holder’s LP Units will be equal to: (i) the actual cost of our LP Units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of Brookfield Renewable’s income allocated to the Resident Holder for Brookfield Renewable’s fiscal years ending before the relevant time; less (iii) the aggregate of the pro rata share of Brookfield Renewable’s losses allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount) for Brookfield Renewable’s fiscal years ending before the relevant time; and less (iv) the Resident Holder’s distributions received from Brookfield Renewable before the relevant time. The adjusted cost base of each of LP Unit will be subject to the averaging provisions contained in the Tax Act.

Where a Resident Holder disposes of all of its LP Units, it will no longer be a partner of Brookfield Renewable. If, however, a Resident Holder is entitled to receive a distribution from Brookfield Renewable after the disposition of all such LP Units, then the Resident Holder will be deemed to dispose of our LP Units at the later of: (i) the end of Brookfield Renewable’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by Brookfield Renewable to which the Resident Holder was entitled. Pursuant to the Tax Proposals contained in Bill C-48 which is currently proceeding through the legislative process, the pro rata share of Brookfield Renewable’s income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s LP Units immediately prior to the time of the disposition. These rules are complex and Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of LP Units.

A Resident Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder’s LP Units is negative at the end of any fiscal year of Brookfield Renewable. In such a case, the adjusted cost base of the Resident Holder’s LP Units will be nil at the beginning of Brookfield Renewable’s next fiscal year.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

Subject to certain exceptions, where as part of a transaction or event or a series of transactions or events, a Resident Holder disposes of LP Units and LP Units are acquired by a tax-exempt person or a non-resident person, directly or indirectly through certain other partnerships or Canadian resident trusts other than “mutual fund trusts” (as defined in the Tax Act) more than one-half of such capital gain is treated as a taxable capital gain if any portion of the capital gain is attributable to an increase in value of depreciable property held by BRELP. The BRELP General Partner has advised counsel that it does not expect that BRELP will hold any depreciable property and, therefore, the Deemed Capital Gain Rule should not apply to any disposition of LP Units.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that our LP Units are listed on a “designated stock exchange” which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education saving plan, registered disability saving plan, and a TFSA. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a TFSA or an RRSP or RRIF.

Our LP Units will not be a “prohibited investment” for a trust governed by a TFSA or RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with Brookfield Renewable for purposes of the Tax Act and does not have a “significant interest” in Brookfield Renewable or in a corporation, partnership or trust with which Brookfield Renewable does not deal at arm’s length for purposes of the Tax Act. The Department of Finance (Canada) released Tax Proposals on December 21, 2012 that will exclude certain “excluded property” (as defined in the Tax Proposals) from being a “prohibited investment”. Generally, our LP Units will be “excluded property” to the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, if, at the relevant time, at least 90% of the fair market value of all equity of Brookfield Renewable is owned by persons dealing at arm’s length with such holder or annuitant, and their investment in Brookfield Renewable meets the other criteria set forth in such Tax Proposals. Such Tax Proposals will be deemed to have come into force on March 23, 2011. Resident Holders who intend to hold our LP Units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its LP Units in connection with a business carried on in Canada (a “Non-Resident Holder”).

The following portion of the summary assumes that (i) our LP Units will not, at any relevant time, constitute “taxable Canadian property” of any Non-Resident Holder and (ii) Brookfield Renewable and BRELP will not dispose of properties that are “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. In general, our LP Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of our LP Units was derived, directly or indirectly (under Tax Proposals released on August 27, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties”, (iii) “timber resource properties”, and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our LP Units are otherwise deemed to be “taxable Canadian property”. Since Brookfield Renewable’s assets will consist principally of units of BRELP, our LP Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by Brookfield Renewable derived, directly or indirectly (under Tax Proposals released on August 27, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our LP Units to be “taxable Canadian property” at any relevant time and they do not expect Brookfield Renewable and BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by Brookfield Renewable (or BRELP) outside Canada or the non-business income earned by Brookfield Renewable (or BRELP) from sources in Canada. However, a Non- Resident Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The Managing General Partner and the BRELP General Partner intend to organize and conduct the affairs of Brookfield Renewable and BRELP, to the extent possible, such that Non-Resident Holders should not be considered to be carrying on business in Canada solely by virtue of holding LP Units. However, no assurance can be given in this regard.

Brookfield Renewable and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and Brookfield Renewable to the residency of Brookfield Renewable’s partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look through fiscally transparent partnerships, such as Brookfield Renewable and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of Brookfield Renewable, the amount of any taxes withheld or paid by Brookfield Renewable, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of Brookfield Renewable, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

Bermuda Tax Considerations

As a Bermuda exempted limited partnership and under current Bermuda law, neither Brookfield Renewable nor BRELP is subject to tax on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty in Bermuda.

Furthermore, each of Brookfield Renewable and BRELP has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended), that in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, each of Brookfield Renewable and BRELP and none of its operations or its shares, debentures or other obligations shall be exempt from the imposition of such tax until 31 March 2035, provided that such exemption shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to Brookfield Renewable or BRELP.

10.F	DIVIDENDS AND PAYING AGENTS

Distribution Policy

We believe our high-quality assets and PPA portfolio will provide Brookfield Renewable with stable and predictable annual cash flow to fund our distributions, which we expect will be at an annual level of $1.38 per LP Unit, commencing with Brookfield Renewable’s quarterly distribution payable on April 30, 2012. The declaration and payment of distributions are subject to the discretion of the board of directors of the Managing General Partner. Distributions will be paid quarterly on the last business day of January, April, July and October of each year, to LP Unitholders of record on the last day of December, March, June and September, respectively. The amount of any distribution payable by us is always at the discretion of the board of directors of the Managing General Partner and will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Distributions”). We expect to have a payout ratio of approximately 60-70% of funds from operations, allowing us to reinvest surplus cash flow in attractive and accretive opportunities in the renewable power sector and position us to grow our distributions per LP Unit over time. We are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually.

Pursuant to the terms of the Preference Share Guarantees, if the declaration or payment of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares or Series 4 Shares is in arrears, Brookfield Renewable will not make distributions on our LP Units.

In December 2011, Brookfield Renewable declared its first cash distribution of $0.3375 ($1.35 annually) per LP Unit for the fourth quarter of 2011. The distribution was paid on January 31, 2012 to LP Unitholders of record on December 31, 2011. Brookfield Renewable also declared first, second, third and fourth quarter distributions for fiscal 2012 with the first, second and third quarter distributions each of $0.345 per LP Unit having been paid on April 30, 2012 to LP Unitholders of record on March 31, 2012, on July 31, 2012 to LP Unitholders of record on June 30, 2012, and on October 31, 2012 to LP Unitholders of record on September 30, 2012, respectively. The fourth quarter distribution of $0.345 per LP Unit will be paid on January 31, 2013 to LP Unitholders of record on December 31, 2012. We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP Unit.

Distributions paid by the Fund from January 1, 2008 to completion of the Combination on November 28, 2011 were C$1.25 per trust unit in 2009, C$1.29 per trust unit in 2010, and C$0.975 per trust unit in 2011. In 2011, the Fund made distributions only in respect of the first three quarters as the Fund was wound up on November 28, 2011.

Distribution Reinvestment Plan

In February 2012, Brookfield Renewable adopted a DRIP for LP Unitholders who are residents of Canada. Subject to regulatory approval and U.S. securities law registration requirements, we may in the future expand our DRIP to include LP Unitholders resident in the United States. LP Unitholders who are not residents of Canada or the United States may participate in our DRIP provided that there are not any laws or governmental regulations that prohibit them from participating in our DRIP. The following is a summary description of the principal terms of our DRIP.

Pursuant to our DRIP, Canadian holders of our LP Units are able to elect to have distributions paid on our LP Units held by them automatically reinvested in additional LP Units to be held for the account of the LP Unitholder in accordance with the terms of our DRIP.

Distributions due to DRIP participants will be paid to the plan agent, for the benefit of the DRIP participants. If a DRIP participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such DRIP participant, to the purchase of additional LP Units, such purchases will be made from Brookfield Renewable on the distribution date at the Market Price.

              As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of LP Units purchased under our DRIP on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under our DRIP (or, in the case of CDS participants, CDS will receive such statement on behalf of beneficial owners participating in our DRIP). While Brookfield Renewable will not issue fractional LP Units, a DRIP participant’s entitlement to LP Units purchased under our DRIP may include a fraction of an LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the termination by a DRIP participant of his or her participation in our DRIP or upon termination of our DRIP. A registered holder may, at any time, obtain a DRS Statement for any number of whole LP Units held for the participant’s account under the DRIP by notifying the plan agent. DRS Statements for LP Units acquired under our DRIP will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant’s account (except for a sale of LP Units through the plan agent), a registered holder must request a DRS Statement be issued. The automatic reinvestment of distributions under our DRIP will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our LP Units under our DRIP and all administrative costs will be borne by Brookfield Renewable.

LP Unitholders will be able to terminate their participation in our DRIP by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such LP Unitholders will be paid directly to the LP Unitholder. In addition, LP Unitholders may request that all or part of their LP Units held under the DRIP in cash be sold. When LP Units are sold through the plan agent, a holder will receive the proceeds less any handling charges and brokerage trading fees. Brookfield Renewable will be able to terminate our DRIP, in its sole discretion, upon notice to the DRIP participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. Brookfield Renewable will also be able to amend, modify or suspend our DRIP at any time in its sole discretion, provided that the plan agent gives written notice of that amendment, modification or suspension to our LP Unitholders, for any amendment, modification or suspension to our DRIP that in Brookfield Renewable’s opinion may materially prejudice participants.

BRELP has a corresponding distribution reinvestment plan in respect of distributions made to Brookfield Renewable and Brookfield. Brookfield Renewable does not intend to reinvest distributions it receives from BRELP in BRELP’s distribution reinvestment plan except to the extent that holders of our LP Units elect to reinvest distributions pursuant to our DRIP. Brookfield has advised Brookfield Renewable that it may from time-to-time reinvest distributions it receives from Brookfield Renewable or BRELP pursuant to our DRIP or BRELP’s distribution reinvestment plan. The limited partnership units of BRELP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional LP Units of Brookfield Renewable. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”.

BRP Equity

BRP Equity will pay dividends to the holders of its Series 1 Shares and Series 3 Shares and, if applicable, Series 2 Shares and Series 4 Shares, as and when declared by the board of directors of BRP Equity. BRP Equity’s Series 1 Shares, Series 2 Shares, Series 3 Shares and Series 4 Shares are guaranteed by Brookfield Renewable and the other Guarantors under the Preference Share Guarantees described under Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”.

For the initial five-year period commencing on March 10, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. The initial dividend of C$0.1834 per share was paid on April 30, 2010 and a total dividend of C$0.83965 per share was paid in 2010. A total dividend of C$1.3125 per share was paid in 2011. As of the date of this Form 20-F, BRP Equity has paid a total dividend of C$1.3125 per share in 2012.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share will be paid on January 31, 2013.

Paying Agent

Computershare Limited was appointed to act as paying agent for distributions by Brookfield Renewable in 2012.

10.G	STATEMENT BY EXPERTS

The audited consolidated financial statements of Brookfield Renewable at December 31, 2011, and for the year then ended, appearing in this Form 20-F have been audited by Ernst & Young LLP, independent registered public accounting firm, and as at December 31, 2010 and for the years ended December 31, 2010 and 2009 by Deloitte & Touche LLP, independent registered chartered accountants, as set forth in their respective reports thereon appearing elsewhere in this Form 20-F, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

10.H	DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Brookfield Asset Management is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.

              The contracts and other documents referred to in this Form 20-F, and our and Brookfield Asset Management’s SEC filings are and will be available at the SEC’s website at www.sec.gov, respectively. You may also read and copy any document Brookfield Renewable or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Renewable and Brookfield Asset Management are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on Brookfield Renewable’s or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5.A “Operating Results — Risk Management”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

16B.	CODE OF ETHICS

Not applicable.

16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Brookfield Renewable may from time-to-time, subject to applicable law, purchase our LP Units for cancellation in the open market, provided that any necessary approval has been obtained. Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our LP Units in the market without making an offer to all LP Unitholders.

16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Each of BRPI and the Fund appointed Ernst & Young LLP to replace Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ended December 31, 2011. On March 29, 2011, BRPI’s Audit Committee and Board of Directors and the Fund’s Audit Committee and Board of Trustees considered and approved the decision not to propose Deloitte & Touche LLP for re-appointment and to appoint Ernst & Young LLP as the successor auditor.

Deloitte & Touche LLP’s audit reports regarding the financial statements of Brookfield Renewable, BRPI, “Brookfield’s renewable power division” and the Fund for the fiscal years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal years ended December 31, 2010 and 2009, none of Brookfield Renewable, BRPI, “Brookfield’s renewable power division” or the Fund had any disagreement(s) with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Deloitte & Touche LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their audit reports.

Ernst & Young LLP has acted as the independent auditor of Brookfield Renewable since its inception. During the fiscal years ended December 31, 2010 and 2009 and the subsequent interim period prior to March 29, 2011, none of “Brookfield’s renewable power division” the Fund, or anyone on their behalf, consulted with Ernst & Young LLP with respect to either a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of Brookfield Renewable, “Brookfield’s renewable power division” or the Fund , and neither a written report nor oral advice was provided to Brookfield Renewable, “Brookfield’s renewable power division” or the Fund that Ernst & Young LLP concluded was an important factor considered by Brookfield Renewable, “Brookfield’s renewable power division” or the Fund in reaching a decision as to any accounting, auditing or financial reporting issue or b) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Brookfield Renewable provided Deloitte & Touche LLP with a copy of the foregoing disclosures and requested Deloitte & Touche LLP to furnish to Brookfield Renewable a letter addressed to the SEC stating whether Deloitte & Touche LLP agrees with such disclosures. A copy of such letter is attached as Exhibit 15.3 to this Form 20-F.

16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements on page F-1, which are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., registered as of June 27, 2011.

1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.

1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.

1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P. dated December 21, 2011.

1.5	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.

1.6	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P., dated November 20, 2011.

1.7	Articles of Incorporation of Brookfield Renewable Partners Limited.

1.8	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.

1.9	Bye-laws of Brookfield Renewable Partners Limited.

4.1	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated November 20, 2011.

4.2	Master Services Agreement, dated November 28, 2011, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Energy L.P., and others.

4.3

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Manager, and Brookfield Asset Management Inc., and others.

4.4	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Asset Management Inc.

4.5

Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.

4.6	Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.

4.7

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).

4.8

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).

4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.

4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.

4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.

4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.

4.13	First Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 4, 2012.

4.14	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.

4.15

Amended and Restated Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).*

4.16

Amended and Restated Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).*

8.1	List of all significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Energy Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).

15.1	Consent of Deloitte LLP.*

15.2	Consent of Ernst & Young LLP.*

16.1	Letter dated January 9, 2013 of Deloitte LLP as required by Item 16F of Form 20-F.*

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Amendment No. 4 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: January 9, 2013	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Sachin Shah
		Name:	Sachin Shah
		Title:	Chief Financial Officer of its manager, BRP Energy Group L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page

Audited consolidated financial statements of Brookfield Renewable as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009	F-5

Unaudited consolidated financial statements of Brookfield Renewable as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011	F-59

Unaudited pro forma condensed combined statement of (loss) income for the year ended December 31, 2011	F-82

Unaudited pro forma condensed combined statements of (loss) income for the three and nine months ended September 30, 2011	F-89

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and reflect Management’s best estimates and judgments based on currently available information. Brookfield Renewable Group has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by Ernst & Young LLP and Deloitte & Touche LLP. Their reports outline the scope of their examination and opinion on the consolidated financial statements.

Richard Legault Chief Executive Officer	Sachin Shah Chief Financial Officer

April 27, 2012

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of (loss) income, comprehensive income (loss), changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of Brookfield Renewable’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2011, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, Brookfield Renewable has elected to prospectively change its method of accounting for construction work-in-process to apply the revaluation method effective December 31, 2011.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
April 27, 2012	Licensed Public Accountants

Report of Independent Registered Chartered Accountants

To the Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of (loss) income, statements of comprehensive income (loss), statements of changes in equity and statements of cash flows for the years ended December 31, 2010 and December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of Brookfield Renewable’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2010, and its financial performance and its cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

April 27, 2012

Toronto, Canada

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (U.S. $ MILLIONS)	Notes	2011	2010
Assets
Current assets
Cash and cash equivalents	5	$267	$188
Trade receivables and other current assets	6	158	146
Due from related parties	8	253	400
		678	734
Due from related parties	8	32	19
Equity-accounted and long-term investments	9	405	269
Property, plant and equipment, at fair value	10	13,945	12,173
Intangible assets	11	57	87
Deferred income tax assets	15	306	276
Other long-term assets	12	285	316
		$15,708	$13,874
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	13	$190	$190
Financial instrument liabilities	7	99	25
Due to related parties	8	139	567
Current portion of long-term debt and credit facilities	14	650	135
		1,078	917
Financial instrument liabilities	7	15	221
Due to related parties	8	8	101
Long-term debt and credit facilities	14	4,869	4,859
Deferred income tax liabilities	15	2,374	2,429
Other long-term liabilities	16	164	162
		8,508	8,689
Fund unit liability	18	-	1,355
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	22	629	206
Preferred equity	23	241	252
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	18	3,127	1,666
Limited partnership units	18	3,203	1,706
		7,200	3,830
		$15,708	$13,874

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti	David Mann
Director	Director

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31 (U.S. $ MILLIONS)	Notes	2011	2010	2009
Revenues	8,25	$1,169	$1,045	$984
Other income		19	12	9
Direct operating costs	8,20	(407)	(328)	(279)
Management service costs	8	(1)	-	-
Interest expense – borrowings	25	(411)	(404)	(348)
Share of earnings from equity-accounted investments	9	10	15	16
Unrealized financial instrument (losses) gains	7	(20)	584	(791)
Loss on Fund unit liability	18	(376)	(159)	(244)
Depreciation and amortization	10,11	(468)	(446)	(321)
Other		6	4	82
Income (loss) before income taxes		(479)	323	(892)
Income tax (expense) recovery
Current	15	(22)	(32)	(23)
Deferred	15	50	3	335
	15	28	(29)	312
Net (loss) income		$(451)	$294	$(580)
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	22	11	25	28
Preferred equity	23	13	10	-
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		(235)	128	(300)
Limited partnership units		(240)	131	(308)
		$(451)	$294	(580)
Basic and diluted earnings (loss) per share	18
Limited partnership units		(1.80)	0.98	(2.32)

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31 (U.S. $ MILLIONS)	Notes	2011	2010	2009
Net (loss) income		$(451)	$294	$(580)
Other comprehensive income (loss)
Revaluations of property, plant and equipment	9,10	1,774	(959)	103
Financial instruments designated as cash-flow hedges	7	(774)	-	19
Foreign currency translation		(169)	168	278
Deferred income taxes on above items, net	15	239	444	(47)
		1,070	(347)	353
Comprehensive income (loss)		$619	$(53)	$(227)
Comprehensive income (loss) attributable to:
Non-controlling interests - in operating subsidiaries	22,23	$218	$51	$6
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		198	(51)	(115)
Limited partnership units		203	(53)	(118)
		$619	$(53)	$(227)

The accompanying notes are an integral part of the consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31 (U.S. $ MILLIONS)	Notes	2011	2010	2009
Participating non-controlling interests - in operating subsidiaries	22
Balance, beginning of year		$206	$197	$207
Net income		11	25	28
Other comprehensive income		200	10	(22)
Acquisitions		223	-	-
Distributions		(25)	(23)	(18)
Other		14	(3)	2
Balance, end of year		$629	$206	$197

Preferred equity	23
Balance, beginning of year		$252	$-	$-
Net income		13	10	-
Other comprehensive (loss) income		(6)	8	-
Shares issued		-	244	-
Distributions		(13)	(10)	-
Other		(5)	-	-
Balance, end of year		$241	$252	$-

Redeemable/Exchangeable partnership units held by Brookfield Asset Management	18
Balance, beginning of year		$1,666	$2,029	$2,772
Net (loss) income		(235)	128	(300)
Other comprehensive income		433	(179)	185
Accumulated other comprehensive income		260	-	-
Distributions		(48)	(312)	(628)
Adjustments related to the Combination
Settlement of the Fund unit liability		775	-	-
Derivative balances		81	-	-
Settlement of related party balances		173	-	-
Transfer of assets		23	-	-
Balance, end of year		$3,128	$1,666	$2,029

Limited partnership units	18
Balance, beginning of year		$(794)	$(605)	$346
Net (loss) income		(240)	131	(308)
Distributions		(50)	(320)	(643)
Adjustments related to the Combination
Settlement of the Fund unit liability, net		793	-	-
Derivative balances		82	-	-
Settlement of related party balances		177	-	-
Transfer of assets		24	-	-
Balance, end of year		(8)	(794)	(605)
Accumulated other comprehensive income	24	3,210	2,500	2,684
		$3,202	1,706	2,079
		$7,200	$3,830	$4,305

The accompanying notes are an integral part of these consolidated financial statements

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (U.S. $ MILLIONS)	Notes	2011	2010	2009
Operating activities
Net (loss) income		$(451)	$294	$(580)
Adjustments for the following non-cash items:
Depreciation and amortization	10,11	468	446	321
Unrealized financial instrument losses (gains)	7	20	(584)	791
Loss on Fund unit liability	18	376	159	244
Share of earnings from equity-accounted investments	9	(10)	(15)	(16)
Deferred income tax recovery	15	(50)	(3)	(335)
Other		-	(87)	(48)
Dividends received from equity-accounted investments		8	37	18
		361	247	395
Net change in working capital balances	21	(12)	(29)	23
		349	218	418
Financing activities
Long-term debt – borrowings	14	880	747	1,203
Long-term debt – repayments	14	(215)	(951)	(811)
Capital provided by participating non-controlling interests - in operating subsidiaries and preferred equity		186	239	4
Issuance of new Fund units		-	-	375
Sale of Fund units held by Brookfield Renewable		-	164	-
Contributions from common parent	14	106	100	58
Distributions:
To participating non-controlling interests - in operating subsidiaries and preferred equity	22,23	(39)	(33)	(18)
To unitholders of the Fund	18	(109)	(77)	(46)
		809	189	765
Investing activities
Due to (from) related parties		(120)	(115)	(970)
Acquisitions	4	(212)	-	-
Investment in:
Sustaining capital expenditures		(66)	(53)	(37)
Development and construction of renewable power generating assets		(698)	(247)	(124)
Change in restricted cash and other		6	18	(82)
		(1,090)	(397)	(1,213)
Foreign exchange gain on cash held in foreign currencies		11	5	31
Cash and cash equivalents
Increase		79	15	1
Balance, beginning of year		188	173	172
Balance, end of year		$267	$188	$173
Supplemental cash flow information:
Interest paid		$318	$299	$207
Interest received		$27	$15	$14
Income taxes paid		$48	$39	$32
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of Brookfield Renewable Energy Partners L.P. and its subsidiaries (collectively, “Brookfield Renewable Group”) consist of owning a portfolio of renewable power generating facilities in Canada, the United States and Brazil, which have historically been held as part of the power generating operations of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund ( the “Fund”).

Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2.    SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2011, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on April 27, 2012.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of presentation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)    Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. Control exists when Brookfield Renewable has the power, directly or indirectly, to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. Non-controlling interests in the equity of Brookfield Renewable Group’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(ii)    Strategic combination of the renewable power generating operations

On November 28, 2011, Brookfield Renewable announced the completion of the strategic combination (the “Combination”) of the renewable power assets of BRPI and the Fund to launch Brookfield Renewable. Also, on that date, the public unitholders of the Fund received one non-voting limited partnership unit (“LP Unit”) of Brookfield Renewable in exchange for each trust unit of the Fund held, and the Fund was wound up. In addition, all required approvals were obtained from the holders of preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) and BRPI’s unsecured noteholders as well as the required regulatory, governmental, corporate and contractual consents, assignments and approvals.

Brookfield Renewable also created a new subsidiary BRP Finance ULC (“BRP Finance”) to assume BRPI’s term notes with maturities ranging from 2016 to 2036.

Also as part of the Combination, Brookfield Renewable entered into a voting agreement with Brookfield Asset Management Inc. and its subsidiaries (“Brookfield Asset Management”), which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”). Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable partnership units (the “Redeemable/Exchangeable Partnership

Units”), to a subsidiary of Brookfield Asset Management, pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration after a mandatory two-year holding period from the date of issuance. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for Brookfield Renewable LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable.

At the date of the Combination, Brookfield Asset Management, Brookfield Renewable’s ultimate parent company, held directly or indirectly, approximately a 73% limited partnership interest on a fully-exchanged basis and all general partnership units including a 0.01% general partnership interest in Brookfield Renewable. Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are collectively referred to as Brookfield in these financial statements. Subsequent to year-end, Brookfield sold LP Units in Brookfield Renewable and Brookfield Asset Management currently holds, directly or indirectly, approximately a 68% limited partnership interest on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 36% direct limited partnership interest in Brookfield Renewable, a 49% direct interest in BRELP through the ownership of Redeemable/Exchangeable Partnership Units and a direct 1% general partnership interest in BRELP.

Effective November 30, 2011, Brookfield Renewable’s LP Units traded under the symbol “BEP.UN” on the TSX.

Effective December 2011, Brookfield Renewable Group entered into voting arrangements with various affiliates of Brookfield, whereby Brookfield Renewable Group gained control of the entities that own U.S. and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable Group with all of the voting rights to elect the Boards of Directors of the relevant entities and therefore provides Brookfield Renewable Group with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The Combination and Voting Arrangements do not represent business combinations under IFRS 3, Business Combinations (“IFRS 3R”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o) (ii) for Brookfield Renewable’s policy on accounting for transactions under common control.

Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Combination, the results are based on the actual results of the new entity, Brookfield Renewable, including the adjustments associated with the Combination and the execution of several new and amended agreements, including Power Purchase Agreements (“PPA”) and management service agreements. Refer to Note 8 - Related party transactions for further information.

(iii)    Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable Group has significant influence or which it jointly controls. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Brookfield Renewable Group accounts for its interests in jointly controlled entities using the equity method. Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable Group’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable Group’s proportionate interest in the investee.

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated balance sheet dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days. Restricted cash expected to be used within the next twelve months has been classified as cash and cash equivalents.

(e) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method. Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are made on an annual basis as at December 31, 2011 to ensure that the carrying amount does not differ significantly from fair value. Third party appraisers are retained to review the fair value values of selected Brookfield Renewable Group’s power generating assets on a rotating basis every three to five years. The last third party appraisals for certain facilities were completed effective January 1, 2009.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income as a revaluation decrease under IAS 16, Property, Plant and Equipment (“IAS 16”).

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in ‘Other’ in the consolidated statements of (loss) income. The revaluation surplus is not transferred from the total reserve when the assets are disposed.

Brookfield Renewable Group determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model includes estimates of future electricity prices, anticipated long-term average (“LTA”) generation, estimated operating and capital expenditures, and assumptions about future inflation rates by geographical location and discount rates. Discount rates are calculated, giving consideration to the price risk and geographical location of Brookfield Renewable Group’s facilities.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives

Dams	Up to 115 years

Penstocks	Up to 60 years

Powerhouses	Up to 115 years

Hydroelectric generating units	Up to 115 years

Wind generating units	Up to 22 years

Gas-fired co-generating units	Up to 40 years

Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually. Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is de-recognized. An item of property, plant and equipment and any significant component is de-recognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings, gas-fired co-generating units and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and construction work-in-progress (“CWIP”) are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the concession or authorization. The average remaining concession or authorization duration at December 31, 2011, is 18 years (2010: 21 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Brookfield Renewable elected to change its accounting policy for the revaluation of property, plant and equipment to include eligible CWIP effective December 31, 2011. Brookfield Renewable historically accounted for CWIP at cost until the asset was available for use to produce power for sale. Brookfield Renewable has elected to change its policy to provide more accurate and reliable information of the fair value of its property, plant and equipment. Brookfield Renewable will revalue CWIP when sufficient information exists to determine fair value using the discounted cash flow method. The impact of this change in accounting policy was to record an increase in property, plant and equipment and equity-accounted investments of $89 million and $65 million, respectively. Accordingly, there was also an increase in OCI of $58 million net of non-controlling interests and deferred income taxes.

(f) Asset impairment

At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized, if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(g) Trade receivable and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest rate method, less any allowance for uncollectability.

(h) Intangible assets

Intangible assets with finite lives are carried at cost, less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives of 4 to 25 years. Amortization commences when the asset is in the condition necessary for it to be capable of operating in the manner intended by management and ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

A service concession arrangement is an arrangement whereby a private sector entity (an operator) constructs or upgrades the infrastructure for public service, and operates and maintains that infrastructure for a specified period of time. The operator is paid for its services over the period of the arrangement. The grantor controls or regulates what services the operator using the assets must provide, to whom, and at what price, and also controls any significant residual interest in the assets at the end of the term of the arrangement. In Brazil, the power industry is regulated by the government and overseen by the National Agency of Electric Energy (“ANEEL”).

At December 31, 2011, the consolidated financial statements include service concession arrangements in place relating to one of the Brazilian subsidiaries. The price of power sold under these concessions is set by ANEEL at the beginning of the concession period and is based on the recovery of Brookfield Renewable Group’s costs incurred each year. Prices are regulated periodically throughout the term of the concession at the discretion of ANEEL. Brookfield Renewable Group is responsible for operating the hydroelectric facilities and to provide energy at ANEEL’s regulatory and industry standards. At the end of the concession arrangement, Brookfield Renewable Group is obliged to return the hydroelectric facilities and land to ANEEL. Additional investments or expansions made to the facilities operated under these concession arrangements by Brookfield Renewable Group must be authorized by ANEEL and Brookfield Renewable Group has the right to be reimbursed for any authorized additions made to the facility at the end of the concession term. No additions were made to the facilities throughout 2011 and no such obligation exists at December 31, 2011. Current service concession arrangements expire within a range of 4 to 25 years, at which time management expects to request renewal from ANEEL.

Revenues earned from the service concession arrangements are recognized in accordance with the revenue recognition policies used in these consolidated financial statements. The service concession arrangements are recognized as intangible assets as Brookfield Renewable Group has a contractual right to charge users of the public service, through its PPAs. The service concession agreement is initially recognized at fair value and subsequently recorded using amortized cost. Amortization commences upon approval of the arrangement by the grantor, ANEEL, and is amortized on a straight-line basis over the term of the concession.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”) cash, loans and receivables, financial instruments used for hedging, and other financial liabilities. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Financial assets and liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable Group presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable Group selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i) Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

(ii) Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when the power is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel is recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

Current and deferred income taxes are recorded based on the accounting records of the individual entities that are included within Brookfield Renewable Group. No additional allocation was considered necessary, prior to the Combination.

(l) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3R are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. These are recognized and measured at fair value, less costs to sell, income taxes which are measured in accordance with IAS 12, Income Taxes and share-based payments which are measured in accordance with IFRS 2, Share-based Payment. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this excess is negative, the excess is recognized as a gain in income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

(m) Other items

(i)  Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of interest and borrowing costs ceases when the asset is ready for its intended use.

(ii)   Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable Group. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The consolidated financial statements use the accrued benefit pro-rated method, using the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, amounts are expensed based on employee entitlement. The consolidated financial statements use the ‘corridor’ method of recognizing actuarial gains and losses. The ‘corridor’ method is based on recognizing actuarial gains and losses that fall outside the plus or minus 10% ‘corridor.’

(iii)   Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, discounted at a current credit-adjusted pre-tax rate specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)   Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)   Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)   Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(n) Critical estimates

Brookfield Renewable Group makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income for the year. Actual results could differ from those estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

i)  Property, plant and equipment

The fair value of Brookfield Renewable Group’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices, anticipated LTA generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in “—Note 10 - Property, Plant and Equipment”. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable Group’s property, plant and equipment. See “— Note 2(o) - Critical judgments in applying accounting policies” for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

ii)  Financial instruments

Brookfield Renewable Group makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, LTA generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable Group’s best estimate of electricity prices that would allow new entrants into the market. See “— Note 7 - Risk Management and Financial Instruments” for more details.

iii)  Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

i)  Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable Group. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable Group’s operations prior to the Combination.

ii)  Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3R and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

iii)  Property, plant and equipment

The accounting policy relating to Brookfield Renewable Group’s property, plant and equipment is described in Note 2(e). In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable Group determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable Group has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The cash flow model uses estimates of future electricity prices, considering broker quotes for the years in which there is a liquid market and for the subsequent years, its best estimate of electricity prices that would allow new entrants into the market. Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated thereafter for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

iv)  Consolidation of Brookfield Renewable Power Fund

Brookfield Renewable held a 34% investment in the Fund, on a fully-exchanged basis. As a result, Brookfield Renewable assessed whether it continued to control the Fund, given its reduced ownership level. In making this assessment, Brookfield Renewable considered the definition of control and guidance as set out in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Brookfield Renewable concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. Effective November 28, 2011, public unitholders of the Fund received one LP Unit of Brookfield Renewable in exchange for each trust unit of the Fund held, and the Fund was wound up.

v)  Financial instruments

The accounting policy relating to Brookfield Renewable Group’s financial instruments is described in Note 2(i). In applying this policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

vi)  Deferred income taxes

The accounting policy relating to Brookfield Renewable Group’s income taxes is described in Note 2(k). In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(p) Recently adopted accounting policies

(i)  Related party disclosures – revised definition of related parties

On January 1, 2011, Brookfield Renewable adopted the revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 is required to be applied retrospectively for annual periods beginning on or after January 1, 2011, and requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party. Implementation of IAS 24 did not have a material impact on Brookfield Renewable’s consolidated financial statements.

(ii)  Defined benefit assets and minimum funding requirements

On January 1, 2011, Brookfield Renewable adopted Prepayments of a Minimum Funding Requirement (Amendments to IFRIC 14). The amendments corrected an unintended consequence of IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (“IFRIC 14”). Without the amendments, in some circumstances entities were not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. Implementation of IFRIC 14 did not have a material impact on Brookfield Renewable’s consolidated financial statements.

(iii)  Improvements to IFRS

On January 1, 2011, Brookfield Renewable adopted Improvements to IFRS – as part of the IASB’s program of annual improvements to its standards. Implementation of Improvements to IFRS did not have a material impact on Brookfield Renewable’s consolidated financial statements.

(iv)  Extinguishing Financial Liabilities with Equity Instruments

On January 1, 2011, Brookfield Renewable adopted Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”). This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. Implementation of IFRIC 19 did not have a material impact on Brookfield Renewable’s consolidated financial statements.

(q) Future changes in accounting policies

(i)  Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)  Consolidation

IFRS 10, Consolidation (“IFRS 10”) was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the consolidated financial statements.

(iii)  Joint arrangements

IFRS 11, Joint Arrangements (“IFRS 11”) was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures (“IAS 31”), and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, and revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the consolidated financial statements.

(iv)  Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the consolidated financial statements.

(v)  Fair value measurement

IFRS 13, Fair Value Measurement (“IFRS 13”), a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the consolidated financial statements.

(vi)  Accounting for employee benefits and minimum funding requirements

In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits (“IAS 19”). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in OCI. These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(vii)  Presentation of items of OCI

In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(viii)  Income Taxes

In December 2010, IASB issued amendments to IAS 12, Income Taxes. Under these amendments, an entity is required to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment is effective for annual periods starting on or after January 1, 2012. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(ix)  Consolidation and Separate Financial Statements

In May 2011, IASB amended and reissued IAS 27. The amended standard is to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

(x)  Investment in Associates

In May 2011, IASB amended and reissued IAS 28, Investment in Associates and Joint Ventures. The amended standard prescribes the accounting treatment for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amendment is effective for annual periods starting on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

3.	PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations:

	Country of incorporation, registration or operations	Proportion of ownership interest held by Brookfield Renewable		Proportion of the voting power held by Brookfield Renewable
AS AT DECEMBER 31		2011%	2010%	2011%	2010%
Brookfield Renewable Energy L.P.(1)	Bermuda	50	-	100	-
Brookfield Renewable Power Fund(2)	Canada	-	34	-	34
Brookfield Renewable Power Preferred Equity Inc.	Canada	100	100	100	100
BRP Finance ULC	Canada	100	-	100	-
Great Lakes Power Limited	Canada	100	100	100	100
Mississagi Power Trust	Canada	100	100	100	100
Lievre Power L.P.	Canada	100	100	100	100
Catalyst Old River Hydroelectric L.P.	U.S.	75	75	75	75
Erie Boulevard Hydropower L.P.	U.S.	100	100	100	100
Brookfield Energia Renovavel S.A.	Brazil	100	100	100	100
Itiquira Energetica S.A.	Brazil	100	100	100	100

(1)	Since the Redeemable/Exchangeable partnership units of BRELP are classified as equity of Brookfield Renewable (Note 18), Brookfield Renewable effectively has a 99% economic interest in BRELP.
(2)	The proportion of voting power of the Fund is on a fully-exchanged basis. On November 28, 2011, upon completion of the Combination, the Fund was wound up.

4.	ACQUISITIONS

Brookfield Americas Infrastructure Fund

Effective December 2011, Brookfield Renewable Group entered into Voting Arrangements with various affiliates of Brookfield, whereby Brookfield Renewable Group gained control of certain entities that own U.S. and Brazil renewable power generating operations. The Voting Arrangements do not represent business combinations under IFRS 3R, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-Voting Arrangement financial information as if the transactions had always been in place. The entities that own the U.S. and Brazil renewable power generating operations completed the following acquisitions in 2011:

In February 2011, a 75% controlling interest in a 99 MW wind development project located in Northeastern United States was acquired, with a further 15% acquired in July 2011. Cash consideration paid in the first quarter of 2011 was $25 million, with a further $5 million paid in the third quarter, for a total cash consideration of $30 million.

In July 2011, a 100% interest in a 30 MW hydroelectric facility located in Brazil was acquired for consideration of $190 million. The acquisition cost was partially funded from the issuance of debt in the amount of $77 million.

Other

In January 2011, a 50.25% controlling interest in an early stage wind development project located in Western Canada was acquired. Cash consideration paid in the first quarter of 2011 was $7 million.

Purchase price allocations, at fair values, with respect to the above acquisitions were as follows:

(MILLIONS)	United States	Canada	Brazil	Total

Cash and cash equivalents	$4	$-	$-	$4

Trade receivables and other current assets	-	-	5	5

Property, plant and equipment	30	14	190	234

Total assets	34	14	195	243

Accounts payable and accrued liabilities	(1)	-	(5)	(6)

Participating non-controlling interests - in operating subsidiaries	(3)	(7)	-	(10)

Total liabilities	(4)	(7)	(5)	(16)

Net assets acquired	$30	$7	$190	$227

5.	CASH AND CASH EQUIVALENTS

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Cash	$106	$87
Short-term deposits	119	77
Restricted cash	42	24
	$267	$188

6.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Trade receivables	$84	$111
Prepaids and other	74	35
	$158	$146

As at December 31, 2011, 100% (2010: 97%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2011 and 2010 an allowance for doubtful accounts was not deemed necessary.

7.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable Group’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable Group uses financial instruments primarily to manage these risks.

(a)	Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable Group will fluctuate because of changes in market prices.

Brookfield Renewable Group faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable Group that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i)	Commodity price risk

Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable Group will fluctuate because of changes in commodity prices. Commodity price risk arises from the sale of Brookfield Renewable Group’s uncontracted generation, as well as impacts on the carrying values of Brookfield Renewable Group’s non-financial derivative contracts.

Brookfield Renewable Group sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. As at December 31, 2011, virtually all (99%) of Brookfield Renewable Group’s generation was sold pursuant to PPAs, either to third parties or through entities of Brookfield. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements. The change in fair value of long-term contracts was recorded in either income as “unrealized financial instrument (losses) gains” or OCI, as applicable.

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity

	Effect on net income			Effect on OCI
(MILLIONS)	2011	2010	2009	2011	2010	2009
5% increase	$(2)	$(125)	(138)	$-	$-	$-
5% decrease	$2	$139	138	$-	$-	$-

(ii)	Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable Group will fluctuate, because of changes in interest rates.

Brookfield Renewable Group’s assets largely consist of long duration physical assets. Brookfield Renewable Group’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable Group also holds interest rate contracts to lock-in fixed rates on anticipated future debt issuances.

Fluctuations in interest rates could impact Brookfield Renewable Group’s cash flows, primarily with respect to the interest payable against Brookfield Renewable Group’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,382 million (2010: $1,140 million). Of this amount, $730 million (2010: $463 million) has been hedged through the use of interest rate swaps. Brookfield Renewable’s subsidiaries will enter into agreements designed to minimize the exposure to interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates

	Effect on net income			Effect on OCI
(MILLIONS)	2011	2010	2009	2011	2010	2009
1% increase	$(7)	$(7)	$(7)	$48	$1	$10
1% decrease	$7	$7	$7	$(48)	$(1)	$(10)

(b)	Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable Group’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable Group minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable Group’s PPAs are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2011, 100% (2010: 97%) of Brookfield Renewable Group’s trade receivables of $84 million were current. See “— Note 6 - Trade receivables and other current assets” for additional details regarding Brookfield Renewable Group’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Cash and cash equivalents	$267	$188

Trade receivables and other current assets	158	146

Due from related parties	285	419
	$710	$753

(c)	Liquidity risk

Liquidity risk is the risk that Brookfield Renewable Group cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable Group’s cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. Details of the undrawn credit facilities are included in Note 14 - Debt obligations. Brookfield Renewable Group also ensures that it has access to public debt markets by maintaining a strong credit rating of BBB.

Brookfield Renewable Group is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The table below classifies the cash obligations related to Brookfield Renewable Group’s liabilities into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows, they may not agree with the amounts disclosed in the consolidated balance sheets.

AS AT DECEMBER 31, 2011 (MILLIONS)	< 1 year	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$190	$-	$-	$190
Financial instrument liabilities (1)	99	15	-	114
Due to related parties	139	8	-	147
Other long-term liabilities - concession payments	4	24	120	148
Long-term debt and credit facilities	650	1,806	3,118	5,574
Interest payable - borrowings (2)	298	827	1,082	2,207
Total	$1,380	$2,680	$4,320	$8,380

AS AT DECEMBER 31, 2010 (MILLIONS)	< 1 year	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$190	$-	$-	$190
Financial instrument liabilities (1)	15	11	-	26
Due to related parties	567	101	-	668
Other long-term liabilities - concession payments	-	21	260	281
Long-term debt and credit facilities	201	1,429	3,414	5,044
Interest payable - borrowings (2)	291	905	1,220	2,416
Total	$1,264	$2,467	$4,894	$8,625

(1)	Financial instruments liabilities exclude amounts determined to be non-financial derivatives.
(2)	Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable-rate interest payments have been calculated based on current rates.

FINANCIAL INSTRUMENT DISCLOSURES

Brookfield Renewable Group classifies its assets and liabilities as outlined below:

Financial assets and liabilities

AS AT DECEMBER 31, 2011 (MILLIONS)	Cash, loans and receivables	Assets(1) (liabilities)	Derivatives used for hedging	Other financial liabilities	Non-financial assets and liabilities	Total
Cash and cash equivalents	$267	$-	$-	$-	$-	$267

Trade receivables and other current assets(2)	122	-	-	-	36	158

Due from related parties(2)	285	-	-	-	-	285

Equity-accounted and long-term investments	-	-	-	-	405	405

Property, plant and equipment	-	-	-	-	13,945	13,945

Intangible assets	-	-	-	-	57	57

Deferred income tax assets	-	-	-	-	306	306

Other long-term assets	156	-	-	-	129	285

Total assets	$830	$-	$-	$-	$14,878	$15,708
Accounts payable and accrued liabilities(2)	$-	$-	$-	$(190)	$-	$(190)

Financial instrument liabilities	-	(26)	(88)	-	-	(114)

Due to related parties (2)	-	-	-	(147)	-	(147)

Long-term debt and credit facilities (2)	-	-	-	(5,519)	-	(5,519)

Deferred income tax liabilities	-	-	-	-	(2,374)	(2,374)

Other long-term liabilities	-	-	-	-	(164)	(164)

Total liabilities	$-	$(26)	$(88)	$(5,856)	$(2,538)	$(8,508)

(1)	Measured at fair value with all gains and losses recorded in the consolidated statement of (loss) income.
(2)	Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

Financial assets and liabilities

AS AT DECEMBER 31, 2010 (MILLIONS)	Cash, loans and receivables	Assets(1) (liabilities)	Derivatives used for hedging	Other financial liabilities	Non-financial assets and liabilities	Total
Cash and cash equivalents	$188	$-	$-	$-	$-	$188

Trade receivables and other current assets(2)	111	-	-	-	35	146

Due from related parties(2)	419	-	-	-	-	419

Equity-accounted and long-term investments	-	-	-	6	263	269

Property, plant and equipment	-	-	-	-	12,173	12,173

Intangible assets	-	-	-	-	87	87

Deferred income tax assets	-	-	-	-	276	276

Other long-term assets	156	-	-	-	160	316

Total assets	$874	$-	$-	$6	$12,994	$13,874

Accounts payable and accrued liabilities(2)	$-	$-	$-	$(190)	$-	$(190)

Financial instrument liabilities	-	(220)	(26)	-	-	(246)

Due to related parties (2)	-	-	-	(668)	-	(668)

Long-term debt and credit facilities (2)	-	-	-	(4,994)	-	(4,994)

Deferred income tax liabilities	-	-	-	-	(2,429)	(2,429)

Other long-term liabilities	-	-	-	(162)	-	(162)

Fund unit liability	-	(1,355)	-	-	-	(1,355)

Total liabilities	$-	$(1,575)	$(26)	$(6,014)	$(2,429)	$(10,044)

(1)	Measured at fair value with all gains and losses recorded in the consolidated statement of (loss) income.
(2)	Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable. The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable Group’s financial assets and financial liabilities measured at fair value classified by the fair value hierarchy:

AS AT DECEMBER 31 (MILLIONS)	Level 1	Level 2	Level 3	2011	2010
Cash and cash equivalents	$267	$-	$-	$267	$188

Fund unit liability	-	-	-	-	(1,355)

Financial instrument liabilities, net

Energy derivative contracts	(2)	(24)	-	(26)	(220)

Interest rate swaps	-	(88)	-	(88)	(23)

Foreign exchange contracts	-	-	-	-	(3)

Total	$265	$(112)	$-	$153	$(1,413)

There were no transfers between levels during the year.

The following table presents the changes in fair value measurements for Brookfield Renewable Group’s net financial instrument position included in Level 3 of the fair value hierarchy as set out above:

FOR THE YEAR ENDED, DECEMBER 31, 2011 (MILLIONS)	Level 3
Balance, December 31, 2010	$(199)

Settled	199

Balance, December 31, 2011	$-

The aggregate amount of Brookfield Renewable Group’s net financial instrument positions are as follows:

AS AT DECEMBER 31 (MILLIONS)	Notes		2011	2010
Energy derivative contracts	(a	)	$(26)	$(220)

Interest rate swaps	(b	)	(88)	(23)

Foreign exchange contracts	(c	)	-	(3)
			$(114)	$(246)

The following table presents the change in Brookfield Renewable Group’s total net financial instrument position during the year:

(MILLIONS)	Note	2011	2010	2009
Balance, beginning of year		$(246)	$(808)	$(23)

(Decreases) increases in the net financial position:

Unrealized (loss) gain through income on energy derivative contracts	(a)	(19)	584	(791)

Unrealized accounting loss through OCI on energy derivative contracts	(a)	(708)	-	-

Unrealized gain (loss) through income on interest rate swaps	(b)	(1)	-	9

Unrealized gain (loss) through OCI on interest rate swaps	(b)	(66)	1	-

Unrealized loss through OCI on foreign exchange contracts		-	(1)	(2)

Reversal of energy derivative contracts designated as cash-flow hedges through accumulated OCI		704	-	-

Foreign exchange and other		-	(22)	(1)

Reversal of energy derivative contracts designated as cash-flow hedges through retained earnings		222	-	-

Balance, end of year		$(114)	$(246)	$(808)

AS AT DECEMBER 31 (MILLIONS)	Note		2011	2010
Derivative liabilities not designated as hedging instruments:

Energy derivative contracts	(a	)	$(26)	$(220)

Net position			$(26)	$(220)

Derivate liabilities designated as hedging instruments:

Interest rate swaps	(b	)	$(88)	$(23)

Foreign exchange contracts	(c	)	-	(3)

Net position			$(88)	$(26)

(a) Energy derivative contracts

Brookfield Renewable Group has entered into long-term energy derivative contracts primarily to eliminate the price risk on the sale of future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

As at December 31, 2011, Brookfield Renewable Group had total net financial instrument liabilities of $26 million relating to energy derivative contracts (2010: $220 million).

On April 1, 2011, Brookfield Renewable Group designated its two significant long-term energy contracts with related parties as cash-flow hedges. As a result of new agreements and changes in existing agreements with Brookfield arising from the Combination, these contracts are no longer accounted for as derivatives by Brookfield Renewable Group effective November 28, 2011. For the period from April 1, 2011 to November 28, 2011, Brookfield Renewable Group recorded accounting losses of $708 million related to these contracts that were recorded in OCI. On formation of Brookfield Renewable, $704 million of unrealized accounting losses were reversed.

Amendments made to certain energy derivative contracts and other agreements with the related parties, effective November 28, 2011, resulted in the energy derivative contracts no longer meeting the derivatives definition under the IFRS. Since these amendments arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity.

In the next 12 months, it is expected that a $24 million loss (2010: $4 million loss) will be settled or reclassified into income.

(b) Interest rate swaps

Brookfield Renewable Group has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate swap contracts are recorded in the consolidated financial statements in OCI at an amount equal to fair value.

At December 31, 2011, agreements with a total notional value of $1,226 million were outstanding (2010: $900 million). The fixed interest rates resulting from these agreements range from 2.03% to 4.50% (2010: 2.03% to 4.50%).

(c) Foreign exchange contracts

Brookfield Renewable Group has entered into foreign exchange contracts primarily to minimize exposure to fluctuations in foreign currencies in which it and its subsidiaries operate. All foreign exchange contracts are recorded in Brookfield Renewable’s consolidated financial statements in OCI at an amount equal to fair value.

The notional amount at December 31, 2011 of the foreign exchange contracts was $nil (2010: $180 million).

8. RELATED PARTY TRANSACTIONS

Brookfield Renewable Group’s related party transactions are recorded at the exchange amount. Brookfield Renewable Group’s related party transactions are primarily with Brookfield.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management.

As discussed in the Significant Accounting Policies Note 2(b) - Basis of Presentation, effective November 28, 2011, Brookfield Asset Management and Brookfield Renewable completed the Combination agreement. This resulted in the strategic combination of all the renewable power assets of the Fund and certain Brookfield subsidiaries to create Brookfield Renewable.

Consequently at the date of the Combination, Brookfield Asset Management held directly or indirectly, approximately a 73% limited partnership interest on a fully-exchanged basis and all general partnership units equal to 0.01% general partnership interest in Brookfield Renewable. Effective, November 30, 2011, Brookfield Renewable’s LP Units have traded under the symbol “BEP.UN” on the TSX.

Agreements relating to the Combination

In connection with the completion of the Combination, Brookfield Renewable Group entered into a number of agreements with Brookfield, including the following agreements:

Principal Agreements

Combination Agreement

The Combination was effected pursuant to a Combination Agreement which contains covenants, representations and warranties of and from each of BRPI, the Fund, Brookfield Renewable Power Trust (“BRPT”) and Brookfield Renewable pursuant to which Brookfield Renewable agreed to acquire all of the assets of the Fund and all of the other renewable power assets of BRPI pursuant to a court-approved Plan of Arrangement under Ontario corporate law.

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. Pursuant to BRELP’s amended and restated limited partnership agreement, BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Relationship Agreement

Brookfield entered into an agreement with Brookfield Renewable Group pursuant to which Brookfield agreed that Brookfield Renewable Group will serve as its primary vehicle through which it will acquire renewable power assets on a global basis.

Master Services Agreement

Brookfield Renewable Group entered into an exclusive agreement with Brookfield pursuant to which Brookfield has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable Group for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable Group over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

BRELP Voting Agreement

Pursuant to a voting agreement dated November 28, 2011 (the “Voting Agreement”), between Brookfield Renewable and Brookfield, Brookfield Renewable, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

Two long-term PPAs on generating assets in Ontario were amended to increase the price from C$68 per MWh to an average of C$88 per MWh on a portfolio basis. The agreements described below are with respect to generating assets held by the Mississagi Power Trust (“MPT”), and Great Lakes Power Limited (“GLPL”). In addition, the term of the Mississagi PPA has been extended to December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

As amended, the GLPL PPA requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year. The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions. If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

As amended, the MPT PPA requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year. The MPT contract terminates on December 1, 2029, subject to the early termination options described above.

Energy Revenue Agreement

The Energy Revenue Agreement was entered into between Brookfield and Brookfield Power U.S. Holding America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable Group. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The Energy Revenue Agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Power Services Agreements

Power Agency Agreements

In conjunction with the Energy Revenue Agreement, certain Brookfield Renewable Group subsidiaries entered into Power Agency Agreements appointing Brookfield as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, this subsidiary will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the subsidiary will be entitled to be reimbursed for any third-party costs incurred, and, except in a few cases, receives no additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable Group’s North American businesses. Under this Agreement, Brookfield Renewable Group pays an annual energy marketing fee of $18 million per year.

Development Projects Agreement

As part of the Combination, Brookfield Renewable Group indirectly acquired a number of development projects in the United States, Canada and Brazil from Brookfield. Brookfield received no upfront proceeds on closing for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. With respect to the projects located in the United States and Canada, the Development Projects Agreement provides for the reimbursement of expenses to Brookfield for such projects, and a separate royalty agreement exists to provide royalties on each project. With respect to projects located in Brazil, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value on projects.

Other Agreements

In addition, the following related party agreements were in place with either the Fund or BRPI and continue to be in effect, and were thus transferred to Brookfield Renewable Group on the effective date of the Combination.

Revenue Agreements

Pursuant to a 20-year PPA, a subsidiary of Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year PPA, a subsidiary of Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, a subsidiary of Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements. This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, a subsidiary of Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from Brookfield Renewable Group to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable Group.

Contract amendment payments

In August 2009, Brookfield Renewable Group and Brookfield amended the PPAs for MPT and Lièvre to increase the respective contract prices to C$68 per MWh. The price escalation provisions continue in the amended contracts. An amount of $349 million was paid for the contract amendments which was recorded, net of applicable deferred income tax, as a distribution recorded in equity since the transactions were between entities under the common control of Brookfield Asset Management. Refer to the note 2(o)(ii) for Brookfield Renewable’s policy on accounting for transactions under common control.

Payment obligations relating to PPAs

Pursuant to a 20-year PPA guarantee, expiring in 2021, Brookfield guarantees to Powell River Energy the payment of obligations of an industrial power purchaser for an annual fee of C$.5 million.

Purchase of natural gas

Brookfield acting as an agent on behalf of Brookfield Renewable Group secures the price of natural gas with respect to a gas plant in Ontario until the end of 2013 for a weighted average price of $6 per MMbtu.

Insurance services

In the normal course of operations, an insurance broker affiliated with Brookfield, entered into transactions with Brookfield Renewable Group to provide insurance services. These transactions are measured at fair value. In 2011, $nil (2010: $10 million) was included in “Other” on the consolidated statements of (loss) income for insurance claims.

The following table reflects the related party agreements and transactions on the consolidated statements of (loss) income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Related Party	2011	2010	2009
Revenues

Purchase and revenue support agreements	Brookfield	$254	$205	$190

Wind Levelization agreement	Brookfield	7	5	5
		$261	$210	$195

Direct operating costs

Energy purchases	Brookfield	$(41)	$(42)	$(26)

Operations, maintenance and administration services	Brookfield	(11)	(17)	(9)

Insurance services	Brookfield	(18)	(15)	(11)
		$(70)	$(74)	$(46)
Interest expense	Brookfield	$(19)	$(40)	$(52)

Management service costs	Brookfield	$(1)	$-	$-

Amounts due to/from related parties

Current assets and note receivable outstanding

Current assets due from Brookfield are non-interest bearing, unsecured and due on demand. The note receivable from an equity-accounted investment is non-interest bearing, unsecured and due on demand.

Amounts due and note receivable outstanding

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand. The note receivable from an equity-accounted investment is unsecured, due on demand and interest bearing with the annual interest rate between 10% and 18%. The rate for 2011 was 13% (2010: 10%). The note is due December 2020.

Amounts and note payable outstanding

Amounts due to Brookfield are unsecured, due on demand and interest bearing with the annual interest rate ranging between 5.8% and 14%. The rate for 2011 was 10% (2010: 5.8%).

Amounts and the note receivable are not considered impaired based on the credit worthiness of the related- party counterparties. Accordingly, as at December 31, 2011 and 2010, an allowance for doubtful accounts was not deemed necessary.

Current portion of long-term debt and credit facilities

Brookfield has provided a hydrology reserve facility to Brookfield Renewable to be used to maintain cash distributions due to changes in hydrology from year to year. This is discussed further in Note 14 - Debt Obligations.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets:

AS AT DECEMBER 31 (MILLIONS)	Related Party	2011	2010
Due from related parties
Amounts due from	Brookfield	$227	$377
Note receivable	Coram California Development	26	23
		$253	$400
Amounts due from	Brookfield, Brascan Energetica	$13	$-
Note receivable	Powell River Energy Inc.	19	19
		$32	$19
Due to related parties
Amounts due to and current portion of note payable	Brookfield	$74	$567
Accrued unitholders distributions payable (Note 18)	Brookfield	$65	$-
		$139	$567
Note payable	Brookfield	$8	$101

Credit facilities	Brookfield	$-	$8

Voting Agreements

In December 2011, Brookfield Renewable entered into voting agreements with Brookfield whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable Group holds investments with institutional investors, agreed to assign to Brookfield Renewable Group their voting rights to appoint the directors subsidiaries of the BAIF Entities. Brookfield Renewable Group’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

9.	EQUITY-ACCOUNTED AND LONG-TERM INVESTMENTS

The following are Brookfield Renewable Group’s equity-accounted and long-term investments:

	Ownership percentage interest		Carrying Value
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010
	%	%

Bear Swamp Power Co. L.L.C.	50	50	$ 130	$ 95
Brookfield Americas Infrastructure Fund investees (1)	50	50	119	5
Powell River Energy Inc.	50	50	21	40
Pingston Power Inc.	50	50	49	43
Galera Centrais Elétricas S.A.	50	50	86	80
			$ 405	$ 263
Other long-term investments			-	6
			$ 405	$ 269

(1)	Consists of 50% ownership interests in Coram California Development L.P and Malacha Hydro Limited Partnership.

The following table presents the changes in Brookfield Renewable Group’s equity-accounted and long-term investments:

AS AT DECEMBER 31 (MILLIONS)	2011	2010	2009
Balance, beginning of year	$269	$283	$277
Share of net income	10	15	16
Share of OCI	(7)	-	-
Revaluation recognized through OCI	136	-	(33)
Other	(3)	(29)	23
Balance, end of year	$405	$269	$283

The following table presents the breakdown of the share of earnings (loss) from equity accounted investments:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Share of cash earnings	$23	$22	$29
Share of non-cash loss	(13)	(7)	(13)
	$10	$15	$16

The following tables summarize certain financial information of equity-accounted investments:

AS AT DECEMBER 31 (MILLIONS)	Current assets	Long- term assets	Current liabilities	Long- term liabilities	Current assets	Long- term assets	Current liabilities	Long- term liabilities
	2011				2010
Bear Swamp Power Co. L.L.C.	$40	$572	$(150)	$(201)	$31	$467	$(21)	$(301)
Brookfield Americas Infrastructure Fund	17	412	(25)	(165)	11	17	(23)	-
Powell River Energy Inc.	9	212	(5)	(173)	5	230	(4)	(150)
Pingston Power Inc.	3	165	(1)	(68)	3	155	(2)	(68)
Galera Centrais Elétricas S.A	7	171	(2)	(3)	7	138	(1)	(3)
	$76	$1,532	$(183)	$(610)	$57	$1,007	$(51)	$(522)

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net income (loss)	Share of net income (loss)	Revenue	Net income (loss)	Share of net income (loss)
	2011			2010
Bear Swamp Power Co. L.L.C.	$58	$16	$8	$69	$29	$14
Brookfield Americas Infrastructure Fund	10	-	-	-	-	-
Powell River Energy Inc.	24	(2)	(1)	20	(5)	(2)
Pingston Power Inc.	8	1	1	9	3	1
Galera Centrais Elétricas S.A	17	4	2	13	3	2
	$117	$19	$10	$111	$30	$15

FOR THE YEAR ENDED DECEMBER 31 (MILLIONS)	Revenue	Net income	Share of net income
	2009
Bear Swamp Power Co. L.L.C.	$81	$22	$11
Powell River Energy Inc.	17	2	1
Pingston Power Inc.	8	1	-
Galera Centrais Elétricas S.A	23	8	4
	$129	$33	$16

10.	PROPERTY, PLANT AND EQUIPMENT

The composition of the net book value of Brookfield Renewable Group’s property, plant and equipment, is presented in the following table:

(MILLIONS)	Hydroelectric	Wind	Other (1)	Total
As at January 1, 2009	$10,910	$302	$639	$11,851
Foreign exchange	1,090	48	64	1,202
Additions/transfers	68	-	(10)	58
Revaluation recognized through OCI	74	30	32	136
Disposals	(1)	-	(50)	(51)
Revaluation through income	(3)	-	(4)	(7)
Depreciation(2)	(256)	(20)	(37)	(313)
As at January 1, 2010	$11,882	$360	$634	$12,876
Foreign exchange	244	19	31	294
Additions/transfers	126	185	37	348
Revaluation recognized through OCI	(974)	13	2	(959)
Disposals	(3)	-	(2)	(5)
Revaluation through income	60	-	(3)	57
Depreciation(2)	(378)	(22)	(38)	(438)
As at December 31, 2010	$10,957	$555	$661	$12,173
Foreign exchange	(293)	(12)	(89)	(394)
Additions/transfers	514	396	119	1,029
Revaluation recognized through OCI	1,094	489	55	1,638
Disposals	(2)	-	(29)	(31)
Revaluation recognized through income	(13)	-	-	(13)
Depreciation(2)	(381)	(33)	(43)	(457)
As at December 31, 2011	$11,876	$1,395	$674	$13,945

(1)	Included within the “Other” category are land, roads, decommissioning assets, leasehold improvements, gas-fired generating units and CWIP.
(2)	Assets not subject to depreciation include CWIP and land.

Certain of Brookfield Renewable Group’s property, plant and equipment, comprised of hydroelectric, wind, and gas-fired generating units are carried at revalued amounts as opposed to historical cost. These items of property, plant and equipment were revalued by using a discounted cash flow valuation model that incorporates management’s expectations about future electricity prices in geographic areas in which it operates, anticipated LTA generation, estimated capital expenditures for each of Brookfield Renewable Group’s respective plants over a 20-year period, and assumptions about future inflation rates and discount rates. The valuation model also incorporates future cash inflows from PPAs that are in place with certain of Brookfield Renewable Group’s customers and Brookfield, and estimated future major maintenance expenditures over a 20-year period.

The key valuation metrics of the discounted cash flow valuation model at the dates of the last revaluations are set out in the following table:

	United States		Canada		Brazil
	2011	2010	2011	2010	2011	2010
Discount rate	5.6%	7.4%	5.4%	6.4%	9.9%	10.8%
Terminal capitalization rate	7.2%	7.9%	6.8%	7.1%	N/A	N/A
Exit date	2031	2030	2031	2030	2029	2029

The valuation metrics above are based on weighted-average, post-tax discount and terminal capitalization rates. The valuations are impacted primarily by the discount rate and anticipated long-term electricity prices.

A 50 bps change in discount rates would have approximately $1 billion impact on the net asset value.

A revaluation increase of $1,638 million was recorded through OCI on December 31, 2011 (2010: $959 million decrease, 2009: $136 million increase). Certain contract amendments and agreements related to the Combination resulted in changes in the fair value of certain power generating facilities. The impact of these changes is included in OCI. For the year ended December 31, 2011, Brookfield Renewable Group recognized a net revaluation impairment of $13 million included in “Other” in the consolidated statements of (loss) income (2010: $57 million recovery, 2009: $7 million) due to changes in discount rates and long-term electricity prices in the valuation model.

For the year ended December 31, 2011, $11 million of interest was capitalized (2010: $3 million, 2009: $8 million) and the average borrowing rate for the year was 5.16% (2010: 5.12%, 2009:7.66%).

Had Brookfield Renewable Group’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Hydroelectric	$4,137	$3,997
Wind	824	444
Other(1)	654	579
Total	$5,615	$5,020

(1)	Included within the “Other” category are land, roads, decommissioning assets, leasehold improvements, gas-fired generating units and CWIP.

Brookfield Renewable Group has pledged a significant amount of its property, plant and equipment as collateral for its subsidiary borrowings.

In the normal course of operations, Brookfield Renewable Group has committed as at December 31, 2011, to spend approximately $46 million (2010: $71 million) on capital projects. Brookfield Renewable Group categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining currently owned power generating assets, whereas development and construction expenditures include project costs for new facilities.

11. INTANGIBLE ASSETS

The composition of Brookfield Renewable Group’s intangible assets is presented in the following tables:

	Cost	Accumulated Amortization	Net book value	Net book value
AS AT DECEMBER 31 (MILLIONS)	2011			2010
Service concession arrangements	$73	$(18)	$55	$85
FERC licenses	2	-	2	2
	$75	$(18)	$57	$87

The following table describes the changes in the carrying value of intangible assets during the year:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Balance, beginning of year	$87	$93	$79

Foreign exchange and other	(19)	2	22

Amortization	(11)	(8)	(8)
Balance, end of year	$57	$87	$93

Brookfield Renewable Group’s U.S. operations holds licenses issued by the Federal Energy Regulatory Commission (“FERC”), the federal agency that regulates the licensing of substantially all hydro power plants in the U.S. FERC licenses allow for the use by the license holder of the defined “project facilities”, which generally include the land and water required for power generation. FERC licenses are recorded at cost and amortized either on a straight-line basis over the remaining life of the licenses.

12. OTHER LONG-TERM ASSETS

	Cost	Accumulated Amortization	Net book value	Net book value
AS AT DECEMBER 31 (MILLIONS)	2011			2010
Restricted cash	$139	$-	$139	$139
Service concession arrangements	125	(36)	89	96
Unamortized financing fees	33	(23)	10	20
Other	49	(2)	47	61
	$346	$(61)	$285	$316

At December 31, 2011, $139 million of long-term restricted cash (2010: $139 million) was held to cover lease payments and meet debt service obligations.

The unamortized financing fees relate to the sale and leaseback arrangement of a hydroelectric facility. Unamortized financing fees are amortized on a straight-line basis over the term of the arrangement to interest expense. In 2011, Brookfield Renewable Group capitalized financing fees of $nil (2010: $5 million). Amortization of the unamortized financing fees included in other long-term assets was $1 million during 2011 (2010: $1 million; 2009: $1 million).

Brookfield Renewable Group is required to pay the Brazilian Federal Government for the usage of public assets (“Concessions payment”) over the concession terms associated with two of its Brazilian facilities. Concessions payments are monetarily adjusted by the Brazilian General Market Price Index. As at December 31, 2011, an asset of $89 million (2010: $96 million) was included in other long-term assets and corresponding liabilities of $nil and $107 million were recorded within accounts payable and accrued liabilities and other long-term liabilities, respectively (2010: $1 million and $123 million).

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The composition of accounts payable and other are as follows:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Accounts payable and accrued liabilities	$128	$133

Interest payable	36	49

Unitholders’ distribution and preferred dividends payable	26	8
	$190	$190

14. DEBT OBLIGATIONS

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Corporate borrowings

5.25% Series 3 (CDN$200) due November 2018	$196	$200

5.84% Series 4 (CDN$150) due November 2036	147	150

6.13% Series 6 (CDN$300) due November 2016	294	301

5.14% Series 7 (CDN$450) due October 2020	440	451
	$1,077	$1,102
Unamortized financing fees, net(1)	(6)	(6)

Current maturities	-	-
	$1,071	$1,096
Subsidiary borrowings

United States	$2,021	$1,873

Canada	1,572	1,327

Brazil	653	678
	$4,246	$3,878
Unamortized financing fees, net(1)	(49)	(44)

Current maturities	(650)	(127)
	$3,547	$3,707
Revolving credit facilities

Unsecured corporate and hydrology reserve facilities	$251	$64

Current maturities	-	(8)
	$251	$56
	$4,869	$4,859

(1)	Unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The weighted-average duration and weighted-average interest rates of Brookfield Renewable Group’s debt obligations are as follows:

	2011		2010		2009
AS AT DECEMBER 31 (MILLIONS)	Interest rate (%)	Term (years)	Interest rate (%)	Term (years)	Interest rate (%)	Term (years)
Corporate borrowings	5.5	9.6	5.5	10.6	7.0	8.6
Subsidiary borrowings
United States	7.0	12.6	7.4	13.2	5.4	9.3
Canada	6.2	8.3	6.5	10.2	6.6	11.9
Brazil	12.1	6.2	10.8	7.0	11.2	6.7
	7.5	10.0	7.7	11.1	7.1	9.8
Revolving credit facilities(1)	2.8	2.3	3.0	3.0	1.1	1.2

(1)	Interest rate is at the Canadian Dealer Offered Rate (“CDOR”) plus 1.75% for 2011 (2010: CDOR plus 1.75%; 2009: CDOR plus 0.75%).

Future maturities of Brookfield Renewable Group’s debt obligations, excluding $55 million in unamortized financing fees, for each of the next five years and thereafter are as follows:

AS AT DECEMBER 31, 2011 (MILLIONS)	2012	2013	2014	2015	2016	Thereafter	Total
Corporate borrowings	$-	$-	$-	$-	$294	$783	$1,077
Subsidiary borrowings
United States	328	53	207	46	71	1,316	2,021
Canada	261	390	13	14	11	883	1,572
Brazil	61	298	65	65	28	136	653
	650	741	285	125	110	2,335	4,246
Revolving credit facilities	-	-	251	-	-	-	251
	$650	$741	$536	$125	$404	$3,118	$5,574

The unamortized financing fees of each the debt obligations are as follows:

AS AT DECEMBER 31 (MILLIONS)	2011	2010	2009
Corporate borrowings

Unamortized financing fees, beginning of year	$6	$6	$5

Additional financing fees	-	3	7

Amortization of financing fees	-	(3)	(6)
Unamortized financing fees, end of year	$6	$6	$6
Subsidiary borrowings

Unamortized financing fees, beginning of year	$44	$43	$49

Additional financing fees	15	9	-

Amortization of financing fees	(10)	(8)	(6)
Unamortized financing fees, end of year	$49	$44	$43

The fair value of each the debt obligations are as follows:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Corporate borrowings	$1,203	$1,170

Subsidiary borrowings

United States	$2,187	$1,967

Canada	1,763	1,470

Brazil	653	678
	$4,603	$4,115
Revolving credit facilities	251	64
	$6,057	$5,349

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 23: Subsidiary Public Issuers). The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity. Interest on corporate borrowings is paid semi-annually. For periods prior to November 28, 2011, interest on the corporate borrowings of $77 million (2010: $100 million; 2009: $58 million) was paid by BRPI on behalf of Brookfield Renewable Group.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt. Brookfield Renewable Group uses interest rate swap agreements to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

Future maturities of borrowings for subsidiaries accounted for an equity-accounted basis for each of the next five years and thereafter are as follows:

AS AT DECEMBER 31, 2011 (MILLIONS)	2012	2013	2014	2015	2016	Thereafter	Total
United States	$118	$1	$1	$1	$1	$150	$272
Canada	-	-	-	34	93	20	147
Brazil	1	-	-	-	-	-	1
	$119	$1	$1	$35	$94	$170	$420

Revolving credit facilities

In November 2011, Brookfield Renewable Group negotiated a $600 million (Note 26) committed unsecured revolving credit facility used for general working capital purposes. The credit facility is available by way of advances in either Canadian or U.S. dollars of (i) prime rate loans (ii) bankers’ acceptance (“BA”) loans and (iii) letters of credit.

The facility expires in March 2014, and may be extended for additional one year periods. The credit facility bears interest at the applicable BA rate or London Interbank Offered Rate plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable Group’s unsecured long-term debt rating. At December 31, 2011, the margin was 1.75%. Standby fees are charged on the undrawn balance.

Brookfield provides a facility to be used to maintain cash distributions to unitholders due to changes in hydrology from year to year, with no annual drawdown limit (maximum drawdown in 2011- $nil). The facility is unsecured and bears interest at the prime rate or banker’s acceptance rate of a Canadian chartered bank plus 2% and is repayable from revenues in years when generation exceeded LTA levels. As at December 31, 2011, the balance owing on the facility was $1 million (2010: $8 million).

Brookfield Renewable Group issues letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Available revolving credit facilities	$601	$258

Drawings	(251)	(64)

Issued letters of credit	(160)	(92)
Unutilized revolving credit facilities	$190	$102

15. INCOME TAXES

The major components of income tax expense are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Total current income tax (expense)	$(22)	$(32)	$(23)
Total deferred income tax recovery (origination and reversal of temporary differences)	50	3	335
Financial instruments designated as cash flow hedges	194	-	8
Origination and reversal of temporary differences in revaluation surplus	(270)	383	(55)
Effect of changes in tax rates in revaluation surplus	315	61	-
	239	444	(47)
Total income tax recoveries	$267	$415	$265

Brookfield Renewable Group’s effective income tax rate is different from Brookfield Renewable Group’s domestic statutory income tax rate due to the differences below:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011%	2010%	2009%
Statutory income tax rate (calculated at the domestic rates applicable to the profits in the country concerned)	(35)	32	(30)
(Reduction) increase in rate resulting from:
Foreign exchange gains and losses	-	(9)	-
Non-taxable gain regarding equity-accounted investments	-	1	-
Deemed profit method differences in Brazil	2	3	-
Difference between statutory rate and future tax rate	3	(33)	(10)
Other	2	2	(4)
Effective income tax rate, before change in Fund unit liability	(28)	(4)	(44)
Change in Fund unit liability	22	15	9
Effective income tax rate	(6)	11	(35)

As Brookfield Renewable is not subject to tax, the above reconciliation has been prepared by aggregating the separate reconciliations for its subsidiaries using the domestic rate in each tax jurisdiction. The change in applicable tax rate in 2011 as compared to 2010 is a result of changes in the proportion of income (loss) relating to the various jurisdictions.

Brookfield Renewable Group’s loss in the Fund unit liability represented a loss for which Brookfield Renewable Group does not receive a tax benefit. During the year ended December 31, 2011, Brookfield Renewable Group recorded a loss of $376 million (2010: $159 million loss, 2009: $244 million loss) relating to the Fund unit liability. This loss decreased accounting income before income taxes, therefore creating a higher effective income tax rate. As a result of the reorganization of the renewable power generating operations of Brookfield on November 28, 2011, the terms of the newly-issued LP Units do not contain a redemption feature that requires a Fund unit liability to be calculated.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
2012 to 2016	$1	$1
2017 and thereafter	44	26
	$45	$27

Brookfield Renewable Group’s deferred income tax assets and liabilities relate to the following:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Deferred income tax assets
Non-capital losses	$168	$124
Capital losses	-	5
Amount available for future deductions	138	147
Total deferred income tax assets	$306	$276
Deferred income tax liabilities
Difference between tax and carrying value	$2,374	$2,429
Total deferred income tax liabilities	$2,374	$2,429

The deferred income tax liabilities include $2,157 million of liabilities (2010: $2,210 million) principally property plant and equipment revaluations included in accumulated OCI.

16. OTHER LONG-TERM LIABILITIES

Brookfield Renewable Group’s other long-term liabilities are comprised of the following:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Concession payment liability	$107	$123
Decommissioning retirement obligations	24	12
Pension obligations (Note 19)	17	21
Other	16	6
	$164	$162

At December 31, 2011, Brookfield Renewable Group recorded a liability associated with a future obligation relating to Concessions payments of $107 million (2010: $123 million). The future obligation is being settled through monthly payments made over the concession term. In 2011, $1 million of concessions payments were made to the Brazilian Federal Government. See “— Note 12 - Other long-term assets” for additional details.

Brookfield Renewable Group has recorded decommissioning retirement obligations associated with its power generating assets. The estimated cost of the decommissioning activities is based on a third party assessment and has been discounted using the interest rate of the related property-specific debt. The decommissioning retirement liability of $24 million at December 31, 2011 (2010: $12 million), has been established for two separate wind operation sites in Canada and are expected to be restored in 2030 and 2033, respectively.

17. CAPITAL MANAGEMENT

Brookfield Renewable Group’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its unitholders. Brookfield Renewable’s capital is monitored through total debt to total debt plus equity which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable Group has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable Group to meet minimum debt to capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable Group’s various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable Group complied with all financial covenants for the years ended December 31, 2011 and 2010.

Brookfield Renewable Group’s strategy during 2011, which was unchanged from 2010, was to maintain the measure set out in the following schedule.

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Total debt
Current portion of long-term debt and credit facilities	$650	$135
Long-term debt and credit facilities	4,869	4,859
	5,519	4,994
Deferred income tax liability, net(1)	2,068	2,153
Fund unit liability	-	1,355
Participating non-controlling interests - in operating subsidiaries	629	206
Preferred equity	241	252
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	3,127	1,666
Limited partnership units	3,203	1,706
Total capitalization (total debt plus deferred income tax liability, net, and equity)	$14,787	$12,332
Debt to total capitalization	37%	40%

(1)	Deferred income tax liability, net is expressed as deferred income tax liability minus deferred income tax asset.

18. EQUITY

Equity is comprised of the following:

	Note	2011	2010
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	22	629	206
Preferred equity	23	241	252
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		3,127	1,666
Limited partnership units		3,203	1,706
		7,200	3,830

Limited partnership units

Brookfield Renewable’s equity is comprised of general partnership interests and LP Units.

As at December 31, 2011, total LP Units outstanding were 132,827,124, including 61,236,486 held by Brookfield Asset Management, and general partnership interests represent 0.01% of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), (loss) income per LP Unit has been calculated as if the LP Units had always been issued and outstanding.

Redeemable/Exchangeable partnership units held by Brookfield Asset Management

Equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2011, total Redeemable/Exchangeable Partnership Units outstanding were 129,658,623.

Consistent with the basis of presentation for the Combination (Note 2(b)(ii)), net (loss) income attributable to Redeemable/Exchangeable Partnership Units held by Brookfield Asset Management has been calculated as if the Redeemable/Exchangeable Partnership Units had always been issued and outstanding.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

Prior to the Combination, the Fund made distributions of $103 million consisting of $33 million paid to Brookfield and $70 million paid to the external unitholders of the Fund. In December 2011, Brookfield Renewable declared distributions on its LP Units of $45 million ($0.3375 per LP Unit) payable on January 31, 2012, consisting of $21 million payable to Brookfield and $24 million payable to external unitholders of Brookfield Renewable. On December 31, 2011, BRELP also declared Redeemable/Exchangeable Partnership Unit and general partnership distributions to Brookfield Asset Management of $44 million payable on January 31, 2012.

This note should be read in conjunction with Note 2(b)—Basis of presentation. Brookfield Renewable Group’s consolidated balance sheet was adjusted for the effects of the following transactions that took place on the effective date of the Combination:

Settlement of the Fund unit liability

At December 31, 2010, Brookfield Renewable Group recorded a $1,355 million liability relating to the Fund unit liability. In 2010, Brookfield reduced its ownership in the Fund from 50.01% to 34%, on a fully-exchanged basis. Through various management, administration, agency and PPAs with the Fund, along with BRPI’s 34% ownership interest, BRPI continued to control the Fund, and therefore, consolidated its results. As at the date of the Combination, the Fund units, not previously owned by Brookfield, were transferred to Brookfield Renewable Group. The transfer was completed at fair value and satisfied by the issuance of LP Units of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability at the date of the Combination of $1,568 million and the LP Units issued to satisfy the transfer are treated as equity of Brookfield Renewable. As a result of the Combination, $775 million of equity was allocated to the Redeemable/Exchangeable Partnership Units to reflect the relative interests of Brookfield Renewable and Brookfield in BRELP. For the year ended December 31, 2011, and prior to the Combination, Brookfield Renewable Group recorded a mark-to-market loss of $306 million (2010: $82 million; 2009: $198 million) and expensed $70 million (2010: $77 million; 2009: $46 million) of distributions to external unitholders of the Fund.

Settlement of related party balances

Brookfield Renewable Group settled certain intercompany loans and transactions with Brookfield. The consolidated balance sheets include the reduction in amounts due from and amounts due to related parties, as they were exchanged for LP Units in lieu of a cash settlement.

Derivative balance

Amendments were made to certain energy revenue agreements with the related parties which resulted in those agreements no longer meeting the derivatives definition under the IFRS. Since this change arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity. In 2009, Brookfield Renewable Group and Brookfield amended certain PPAs to increase contract prices in consideration for an agreed upon amount. Refer to Note 8 for details on the contract amendments.

19.	PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable Group offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable Group’s policy. The plans are funded by contributions from Brookfield Renewable Group and from plan members. Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable Group have been included in the consolidated financial statements.

Actuarial valuations for Brookfield Renewable Group’s pension plans are required as per governing provincial regulations or state. For Québec registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable Group’s pension and non-pension benefit plans range from July 1, 2009 to May 31, 2011. Brookfield Renewable Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

Brookfield Renewable Group has elected under IFRS 1 to not disclose the five year history of the defined benefits obligations and plan assets, and of experience adjustments. The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable Group’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions:

	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
AS AT DECEMBER 31	2011		2010
Discount rate

Benefit obligation	4.2 - 5.3%	4.5 - 5.3%	5.1 - 5.8%	5.4 - 5.8%

Benefit expense	5.1 - 5.8%	5.4 - 5.8%	5.7 - 6.7%	5.9 - 6.7%

Long-term rate of return on plan assets	6.2 - 7.5%	N/A	7.5%	N/A

Rate of compensation increases	3.5 - 4.0%	3.5 - 4.0%	3.5 - 4.0%	3.5 - 4.0%

			Defined benefit pension plans	Non-pension benefit plans
AS AT DECEMBER 31			2009
Discount rate

Benefit obligation			5.7 - 6.7%	5.9 - 6.7%

Benefit expense			6.3 - 7.5%	6.3 - 7.5%

Long-term rate of return on plan assets			7.5%	N/A

Rate of compensation increases			3.5 - 4.0%	3.5 - 4.0%

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the long-term rate of return on plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, assumed long-term rate of return on plan assets and compensation increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and benefit expense purposes is the rate at which the pension obligation could be effectively settled. The long-term rate of return on assets for pension cost purposes is the weighted average of expected long-term asset rate of return assumptions for the various categories of plan assets held. The assessment of the expected return is based on historical return trends and analysts’ predictions of the market for the assets in the next twelve months. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2011 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2011.

Expense recognized in the Statement of (loss) income

	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011		2010
Current service costs	$2	$1	$ 1	$ 1

Interest on accrued benefits	3	1	3	1

Expected return on plan assets	(3)	-	(3)	-

Settlement/curtailment gain	-	-	-	2
	$2	$2	$ 1	$ 4

			Defined benefit pension plans	Non-pension benefit plans
FOR THE YEAR ENDED DECEMBER 31 (MILLIONS)			2009
Current service costs			$ 1	$ -

Interest on accrued benefits			4	1

Expected return on plan assets			(3)	-

Settlement/curtailment gain			-	-
			$ 2	$ 1

Plan liabilities

	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
AS AT DECEMBER 31 (MILLIONS)	2011		2010
Deficit for funded plans	$14	$-	$11	$-

Present value of wholly unfunded obligations	1	23	1	23

Unrecognized net actuarial loss	(15)	(5)	(9)	(4)

Unrecognized past service cost	-	(1)	-	(1)
Accrued liability	$-	$17	$3	$18

Defined benefit obligations

The movement in the defined benefit obligation over the year is as follows:

	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2011		2010
Balance, beginning of year	$59	$23	$48	$15

Current service cost	1	1	1	1

Interest cost	3	1	3	1

Benefits paid	(2)	(1)	(3)	(1)

Actuarial loss (gain)	3	(1)	8	3

Plan settlements and amendments	(2)	-	-	3

Foreign exchange rate changes	(1)	-	2	1
Balance, end of year	$61	$23	$59	$23

Expected contributions to the defined pension plans for the year ended December 31, 2012 are $8 million.

Fair value of plan assets

The movement in the fair value of plan assets over the year is as follows:

	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011		2010
Balance, beginning of year	$47	$-	$40	$-
Expected return on plan assets	3	-	3	-
Actuarial (loss) gain	(3)	-	1	-
Employer contributions	5	1	5	1
Benefits paid	(2)	(1)	(4)	(1)
Plan settlements	(2)	-	-	-
Foreign exchange rate changes	(1)	-	2	-
Balance, end of year	$47	$-	$47	$-

AS AT DECEMBER 31	2011	2010
Asset category

Equity securities	62%	62%

Debt securities	38%	38%
	100%	100%

20. DIRECT OPERATING COSTS

Brookfield Renewable Group’s direct operating costs are comprised of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Operations, maintenance and administration	$254	$201	$193

Water royalties, property taxes and other	97	90	86

Management fees (Note 8)	12	-	-

Fuel and power purchases (Note 7)	44	37	-
Total direct operating costs	$407	$328	$279

The remuneration of key management personnel of Brookfield Renewable Group for the years ended December 31, was as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Salaries and benefits	$3	$4	$4

Share-based benefits	6	5	6
	$9	$9	$10

Key management personnel include those individuals having authority and responsibility for planning, directing and controlling the activities of Brookfield Renewable Group, directly or indirectly. Key management personnel include the Chairman, Chief Executive Officer, Chief Financial Officers and Chief Operating Officer. Share-based benefits relate to costs allocated from Brookfield.

21. SUPPLEMENTAL INFORMATION

The net change in non-cash working capital shown in the consolidated statements of cash flows is comprised of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Trade receivables and other current assets	$(12)	$(9)	$(85)

Accounts payable, accrued liabilities, and other	-	(20)	108
	$(12)	$(29)	$23

22. PARTICIPATING NON-CONTROLLING INTERESTS - IN OPERATING SUBSIDIARIES

The net change in participating non-controlling interests - in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	The Catalyst Group	Brascan Energetica	Other (1)	Total
Balance, January 1, 2009	$-	$162	$45	$-	$207

Net income	-	26	2	-	28

OCI	-	(33)	11	-	(22)

Capital contribution	-	-	2	-	2

Distributions	-	(15)	(3)		(18)
Balance, December 31, 2009	$-	$140	$57	$-	$197
Net income	$-	$23	$2	$-	$25

OCI	-	7	3	-	10

Other	-	(3)	-	-	(3)

Distributions	-	(24)	1	-	(23)
Balance, December 31, 2010	$-	$143	$63	$-	$206
Net income	$1	$5	$5	$-	$11

OCI	173	16	11	-	200

Acquisitions	209	-	-	14	223

Other	(3)	17	-	-	14

Distributions	-	(14)	(5)	(6)	(25)
Balance, December 31, 2011	$380	$167	$74	$8	$629

(1)	Includes the acquisition of a controlling interest in wind development project in Western-Canada.

23. SUBSIDIARY PUBLIC ISSUERS

On March 10, 2010, BRP Equity issued 10 million Series 1 preferred shares at a price of C$25 per share. The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.3125 per share, a yield of 5.25% for the initial five-year period ending April 30, 2015. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%. Brookfield Renewable, BRELP and certain key holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amounts due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity. For the year ended December 31, 2011, dividends declared on the Series 1 preferred shares were $13 million (2010: $10 million).

As a result of the Combination, Brookfield Renewable created BRP Finance to contractually assume BRPI’s term notes with maturities ranging from 2016 and 2036 with a principal value of approximately C$1,100 million. BRP Finance assumed these term notes, including accrued interest, in exchange for an interest-bearing demand promissory note issued by another wholly-owned subsidiary of Brookfield Renewable. The term notes payable by BRP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

The following tables set forth certain consolidated summary financial information for Brookfield Renewable Group, BRP Equity, and BRP Finance:

(MILLIONS)	Brookfield Renewable Group(1)	BRP Equity	BRP Finance	Consolidating adjustments(2)	Brookfield Renewable consolidated
For the year ended December 31, 2011:
Revenue	$1,169	$-	$-	$-	$1,169
Net (loss) income	(453)	-	2	-	(451)

For the year ended December 31, 2010:
Revenue	$1,045	$-	$-	$-	$1,045
Net income	293	1	-	-	294

For the year ended December 31, 2009:
Revenue	$984	$-	$-	$-	$984
Net income	(580)	-	-	-	(580)

(1)	Includes subsidiaries of Brookfield Renewable Group other than BRP Equity and BRP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable Group on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	BRP Finance	Consolidating adjustments(2)	Brookfield Renewable consolidated
As at December 31, 2011:
Current assets	$678	$-	$1,087	$(1,087)	$678
Long-term assets	15,024	244	-	(238)	15,030
Current liabilities	2,148	8	9	(1,087)	1,078
Long-term liabilities	6,597	-	1,071	(238)	7,430
Participating non-controlling interests - in operating subsidiaries	629	-	-	-	629
Preferred equity	-	241	-	-	241

As at December 31, 2010:
Current assets	$734	$-	$-	$-	$734
Long-term assets	12,890	250	-	-	13,140
Current liabilities	915	2	-	-	917
Long-term liabilities	7,772	-	-	-	7,772
Fund unit liability	1,355	-	-	-	1,355
Participating non-controlling interests - in operating subsidiaries	206	-	-	-	206
Preferred equity	$-	$252	$-	$-	$252

(1)	Includes subsidiaries of Brookfield Renewable Group other than BRP Equity and BRP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable Group on a consolidated basis.

24. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a reconciliation of Brookfield Renewable Group’s accumulated other comprehensive income (“AOCI”) attributable to LP Units:

(MILLIONS)	Foreign currency translation	Revaluation surplus	Cash flow hedges	Total
Balance, January 1, 2009:	49	2,464	(18)	2,495
OCI	138	65	10	213
Income taxes	-	(28)	4	(24)
Balance, December 31, 2009:	187	2,501	(4)	2,684
OCI	81	(490)	-	(409)
Income taxes	-	225	-	225
Balance, December 31, 2010:	268	2,236	(4)	2,500
OCI	(72)	786	(392)	322
Reversal of unrealized accounting losses on energy derivative contract	-	-	267	267
Income taxes	-	23	98	121
Balance, December 31, 2011	196	3,045	(31)	3,210

During 2011, a loss of $2 million relating to cash flow hedges was realized (2010: $1 million loss; 2009: $1 million loss) and was reclassified from OCI to net (loss) income.

25. SEGMENTED INFORMATION

Brookfield Renewable Group operates mostly renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, a pumped storage hydroelectric facility located in the United States and wind farms located in Canada and the United States. Brookfield Renewable Group also operates two combined cycle natural gas-fired generating units (“co-gen”), one in Canada and one in the United States. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Other). Hydroelectric is further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable Group’s interest in hydroelectric and wind facilities. The other segment includes co-gen facilities, CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable Group discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The accounting policies of the reportable segments are the same as those described in Note 2 of these consolidated financial statements. Brookfield Renewable Group analyzes the performance of its operating segments based on, revenues, earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), and funds from operations (“FFO”). Adjusted EBITDA consists of 100% of revenues less direct costs (including energy marketing costs), plus Brookfield Renewable Group’s share of cash earnings from equity-accounted investments, before interest, current income taxes, depreciation, amortization and management service costs. FFO is defined as Adjusted EBITDA less interest, current income taxes and management service cost, which is then adjusted for the cash portion of non-controlling interests included in FFO. Transactions between the reportable segments occur at fair value.

	Conventional Hydroelectric
(MILLIONS)	United States	Canada	Brazil	Wind	Other	Total
For the year ended December 31, 2011:

Revenues	$467	$237	$335	$70	$60	$1,169
Adjusted EBITDA	336	179	269	58	(38)	804
Interest expense - borrowings	(149)	(68)	(94)	(25)	(75)	(411)
FFO prior to non-controlling interests	189	116	160	33	(128)	370
Cash portion of non-controlling interests	(26)	-	(13)	-	(13)	(52)
FFO	163	116	147	$33	(141)	318
Depreciation and amortization	$(130)	$(151)	$(138)	$(35)	$(14)	$(468)

For the year ended December 31, 2010:

Revenues	$459	$205	$271	$52	$58	$1,045
Adjusted EBITDA	332	160	201	45	13	751
Interest expense - borrowings	(152)	(64)	(95)	(17)	(76)	(404)
FFO prior to non-controlling interests	164	96	90	28	(63)	315
Cash portion of non-controlling interests	(31)	-	(4)	-	(11)	(46)
FFO	133	96	86	28	(74)	269
Depreciation and amortization	$(144)	$(153)	$(118)	$(24)	$(7)	$(446)

For the year ended December 31, 2009:

Revenues	$453	$221	$215	$40	$55	$984
Adjusted EBITDA	360	188	163	35	(3)	743
Interest expense - borrowings	(165)	(58)	(53)	(15)	(57)	(348)
FFO prior to non-controlling interests	185	129	98	20	(60)	372
Cash portion of non-controlling interests	(43)	-	(5)	-	-	(48)
FFO	142	129	93	20	(60)	324
Depreciation and amortization	$(146)	$(90)	$(71)	$(18)	$4	$(321)

The following table reconciles Adjusted EBITDA and FFO, presented in the above tables, to net (loss) income as presented in the consolidated statements of loss (income):

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Revenue	$1,169	$1,045	$984

Other income	19	12	9

Share of cash earnings from equity-accounted investments	23	22	29

Direct operating costs	(407)	(328)	(279)
Adjusted EBITDA	$804	$751	$743

Interest expense - borrowings	(411)	(404)	(348)

Management service costs	(1)	-	-

Current income taxes	(22)	(32)	(23)
FFO prior to non-controlling interests	370	315	372

Less: cash portion of non-controlling interest	(52)	(46)	(48)
FFO	318	269	324

Depreciation and amortization	(468)	(446)	(321)

Unrealized financial instrument (losses) gains	(20)	584	(791)

Loss on Fund unit liability	(376)	(159)	(244)

Share of non-cash loss in equity-accounted investments	(13)	(7)	(13)

Deferred income tax recovery	50	3	335

Other	6	4	82

Add: cash portion of non-controlling interests	52	46	48
Net (loss) income	$(451)	$294	$(580)

The following is information about Brookfield Renewable Group’s certain balance sheet items:

	Conventional Hydroelectric
(MILLIONS)	United States	Canada	Brazil	Wind	Equity- accounted investments	Other	Total
As at December 31, 2011:

Property, plant and equipment	$4,547	$4,908	$2,626	$1,400	$-	$464	$13,945

Addition to property, plant and equipment	136	46	210	399	-	238	1,029

Total assets	5,064	5,139	2,963	1,315	405	822	15,708

Total borrowings	1,838	928	645	785	-	1,323	5,519

Total liabilities	3,008	2,098	869	1,070	-	1,463	8,508

As at December 31, 2010:

Property, plant and equipment	$4,678	$4,386	$2,248	$554	$-	$307	$12,173

Addition to property, plant and equipment	23	19	117	189	-	-	348

Total assets	5,093	4,713	2,814	645	269	340	13,874

Total borrowings	1,857	950	665	362	-	1,160	4,994

Total liabilities	1,428	2,683	955	406	-	3,217	8,689

The following is information about Brookfield Renewable Group’s total assets for its equity-accounted investment:

	Conventional Hydroelectric
(MILLIONS)	United States	Canada	Brazil	Wind	Other	Total
As at December 31, 2011	$169	$70	$86	$80	$-	$405
As at December 31, 2010	$95	$83	$80	$5	$6	$269

26. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable Group has entered into agreements for the use of water, land and/or dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend as far as the year 2054.

Brookfield Renewable Group has recorded decommissioning retirement obligations associated with its power generating assets. Refer to Note 16 - Other long-term liabilities for details.

At the balance sheet date, Brookfield Renewable Group had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

AS AT DECEMBER 31, 2011 (MILLIONS)	2012	2013	2014	2015	2016	Thereafter	Total
Operating leases	$6	$6	$4	$4	$4	$30	$54

Capital leases	-	-	-	-	-	47	47
Total	$6	$6	$4	$4	$4	$77	$101

Contingencies

Brookfield Renewable Group is subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable Group’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable Group, provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit can be found in Note 14 - Debt Obligations.

In the normal course of operations, Brookfield Renewable Group executes agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable Group has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable Group from making a reasonable estimate of the maximum potential amount that Brookfield Renewable Group could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made significant payments under such indemnification agreements.

27. RECLASSIFICATION

Brookfield Renewable reflects the Redeemable/Exchangeable Partnership Units issued to Brookfield Asset Management by BRELP as consolidated equity in accordance with IAS 32, Financial Instruments: Presentation since Brookfield Renewable can, at its sole discretion, elect to satisfy a redemption request by Brookfield Asset Management of the Redeemable/Exchangeable Partnership Units by issuing an equal number of LP Units (see note 18). Brookfield Renewable has reclassified the Redeemable/Exchangeable Partnership Units that were previously presented as limited partnership units (formerly limited partners’ equity) to a separate component of equity since the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. This reclassification has no impact on the Partnership’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity. Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), amounts attributed to the Redeemable/Exchangeable Partnership Units prior to the Combination have been calculated as if the Redeemable/Exchangeable Partnership Units and LP Units issued upon the completion of the Combination had always been issued and outstanding. The equity investment held by Brookfield Asset Management prior to the Combination did not contain any similar redeemable or exchangeable features. The impact of this reclassification on the consolidated balance sheets, statements of (loss) income, comprehensive income (loss) and changes in equity as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is shown in the following table. Accumulated other comprehensive income (note 24) has also been revised to reflect the allocation of amounts to the Redeemable/Exchangeable Partnership Units as at December 31, 2011 and 2010 and January 1, 2010 of $3,134 million, $2,441 million and $2,620 million, respectively. This reclassification has no impact on the consolidated statements of cash flows.

	As at December 31
	2011		2010
	Previously		Previously
	presented	Reclassified	presented	Reclassified
Consolidated Balance Sheet

Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$-	$3,127	$-	$1,666
Limited partnership units (formerly Limited Partners’ Equity)	$6,330	$3,203	$3,372	$1,706

	For the year ended December 31
	2011		2010		2009
	Previously		Previously		Previously
	presented	Reclassified	presented	Reclassified	presented	Reclassified
Consolidated Statements of (Loss) Income
Net (loss) income attributable to:
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$-	$(235)	$-	$128	$-	$(300)
Limited partnership units	$(475)	$(240)	$259	$131	$(608)	$(308)

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive income (loss) attributable to:
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$-	$198	$-	$(51)	$-	$(115)
Limited partnership units	$401	$203	$(104)	$(53)	$(233)	$(118)

Consolidated Statements of Changes in Equity
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$-	$3,127	$-	$1,666	$-	$2,029
Limited partnership units	$6,330	$3,203	$3,372	$1,706	$4,108	$2,079

28. SUBSEQUENT EVENTS

Growth developments

With certain institutional partners, Brookfield Renewable Group recently acquired new wind generation assets in California, including a 150 MW wind farm adjacent to the Coram wind project in the Tehachapi region. This new facility entered commercial operation in the first quarter of 2012 and comes with a 24-year PPA with Southern California Edison. Brookfield Renewable Group also acquired the remaining 50% stake previously held by its partner in Coram, along with a further 22 MW of additional operating wind generation capacity.

In March 2012, the 102 MW Coram wind facility in California achieved commercial operation.

Unitholder distribution increase

In January 2012, Brookfield Renewable announced an increase in unitholder distributions to $1.38 per unit on an annualized basis, an increase of three cents per unit per year, to take effect during the first quarter distribution payable in April 2012.

Secondary offering and over-allotment option exercised

In the first quarter of 2012, a bought-deal secondary offering that was completed, through which a wholly-owned subsidiary of Brookfield sold 13,144,500 LP Units (11,430,000 LP Units plus 1,714,500 LP Units pursuant to an over-allotment option that was exercised in full) at an offering price of C$26.25 per LP Unit. Brookfield had previously owned approximately 73% of Brookfield Renewable on a fully-exchanged basis. Upon the completion of the secondary offering, and giving effect to the over-allotment option, Brookfield Asset Management now owns, directly and indirectly, 177,750,609 LP Units, representing approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Medium-term note offering

In February 2012, Brookfield Renewable Group successfully completed a C$400 million offering of medium-term notes bearing interest at a rate of 4.79% per year that are due February 2022. Proceeds of the offering were used to refinance existing indebtedness and for general business purposes.

Distribution reinvestment plan

In the first quarter of 2012, the Board of Directors for Brookfield Renewable approved the adoption and implementation of a distribution reinvestment plan. The plan has been implemented in the current quarter and allows registered or beneficial holders of LP Units who are residents in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions.

Credit facilities

In March 2012, Brookfield Renewable Group expanded its revolving credit facilities from $600 million to $900 million, with maturity dates to October 2016.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited consolidated financial statements of Brookfield Renewable as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011	F-59

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

UNAUDITED (MILLIONS)	Notes	Sep 30 2012	Dec 31 2011
Assets
Current assets
Cash and cash equivalents		$252	$267
Trade receivables and other current assets		130	158
Due from related parties		51	253
		433	678
Due from related parties		22	32
Equity-accounted investments	6	307	405
Property, plant and equipment, at fair value	7	14,520	13,945
Intangible assets		49	57
Deferred income tax assets	10	365	306
Other long-term assets		237	285
		$15,933	$15,708
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	8	$234	$190
Financial instrument liabilities	4	121	99
Due to related parties		145	139
Current portion of long-term debt	9	568	650
		1,068	1,078
Financial instrument liabilities	4	37	15
Due to related parties		10	8
Long-term debt and credit facilities	9	5,282	4,869
Deferred income tax liabilities	10	2,427	2,374
Other long-term liabilities		158	164
		8,982	8,508
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries		728	629
Preferred equity	12	250	241
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	11	2,950	3,127
Limited partnership units	11	3,023	3,203
		6,951	7,200
		$15,933	$15,708

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti	David Mann
Director	Director

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three months ended Sep 30			Nine months ended Sep 30
		2012	2011	2012	2011
UNAUDITED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Notes		Restated (See Note 2(d))		Restated (See Note 2(d))
Revenues	5	$ 229	$ 280	$ 992	$ 902
Other income		2	7	12	17
Direct operating costs		(116)	(97)	(358)	(288)
Management service costs	5	(10)	-	(25)	-
Interest expense – borrowings		(99)	(104)	(313)	(304)
Share of (loss) earnings from equity-accounted investments	6	(2)	1	(2)	9
Unrealized financial instrument gain (loss)	3,4	6	(12)	(6)	(9)
Loss on Fund unit liability	11	-	(208)	-	(368)
Depreciation and amortization	7	(117)	(117)	(360)	(341)
Other	3	10	(24)	1	(12)
Loss before income taxes		(97)	(274)	(59)	(394)
Income tax recovery (expense)
Current	10	1	(1)	(12)	(7)
Deferred	10	37	33	40	36
		38	32	28	29
Net loss		$ (59)	$ (242)	$ (31)	$ (365)
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries		$ (11)	$7	$ (26)	$ 10
Preferred equity		4	3	10	10
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		(26)	(124)	(7)	(190)
Limited partnership units		(26)	(128)	(8)	(195)
		$ (59)	$ (242)	$ (31)	$ (365)
Basic and diluted loss per share
Limited partnership units		$ (0.20)	$ (0.95)	$ (0.06)	$ (1.46)

The accompanying notes are an integral part of these interim consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended Sep 30			Nine months ended Sep 30
		2012	2011	2012	2011
UNAUDITED (MILLIONS)	Notes		Restated (See Note (2d))		Restated (See Note (2d))
Net loss		$ (59)	$ (242)	$ (31)	$ (365)
Other comprehensive income (loss)
Revaluations of property, plant and equipment	6,7	-	-	53	-
Financial instruments designated as cash-flow hedges	4	(5)	(300)	3	(264)
Foreign currency translation		66	(303)	(114)	(105)
Deferred income taxes on above items, net	10	-	78	(4)	274
		61	(525)	(62)	(95)
Comprehensive income (loss)		$ 2	$ (767)	$ (93)	$ (460)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries		$ (10)	$ (5)	$ (26)	$ 3
Preferred equity		12	(18)	19	(2)
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		-	(368)	(42)	(228)
Limited partnership units		-	(376)	(44)	(233)
		$ 2	$ (767)	$ (93)	$ (460)

The accompanying notes are an integral part of these interim consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended Sep 30			Nine months ended Sep 30
		2012	2011	2012	2011
UNAUDITED (MILLIONS)	Notes		Restated (See Note (2d))		Restated (See Note (2d))
Participating non-controlling interests - in operating subsidiaries
Balance, beginning of period		$ 724	$ 292	$ 629	$ 206
Net (loss) income		(11)	7	(26)	10
Other comprehensive income (loss)		1	(12)	-	(7)
Contributions and other		14	49	125	127
Balance, end of period		728	336	728	336
Preferred equity	12
Balance, beginning of period		242	259	241	252
Net income		4	3	10	10
Other comprehensive income (loss)		8	(21)	9	(12)
Distributions		(3)	(3)	(10)	(10)
Other		(1)	-	-	(2)
Balance, end of period		250	238	250	238
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	11
Balance, beginning of period		2,997	1,798	3,127	1,666
Net loss		(26)	(124)	(7)	(190)
Other comprehensive income (loss)		26	(244)	(35)	(38)
Distributions		(45)	-	(136)	-
Transfer from revaluation surplus	3	-	-	2	-
Contributions		-	100	1	173
Other		(2)	(37)	(2)	(118)
Balance, end of period		2,950	1,493	2,950	1,493
Limited partnership units	11
Balance, beginning of period		(78)	(870)	(7)	(794)
Net loss		(26)	(128)	(8)	(195)
Distributions		(47)	-	(139)	-
Transfer from revaluation surplus	3	-	-	3	-
Contributions		1	102	1	177
Other		(3)	(37)	(3)	(121)
Balance, end of period		(153)	(933)	(153)	(933)
Accumulated other comprehensive income	13	3,176	2,462	3,176	2,462
		3,023	1,529	3,023	1,529
		$ 6,951	$ 3,596	$ 6,951	$ 3,596

The accompanying notes are an integral part of these interim consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sep 30			Nine months ended Sep 30
		2012	2011	2012	2011
UNAUDITED (MILLIONS)	Notes		Restated (See Note 2(d))		Restated (See Note 2(d))
Operating activities
Net loss		$ (59)	$ (242)	$ (31)	$ (365)
Adjustments for the following non-cash items:
Depreciation and amortization	7	117	117	360	341
Unrealized financial instrument (gain) loss	4	(6)	12	6	9
Loss on Fund unit liability	11	-	208	-	368
Share of (earnings) loss from equity accounted investments	6	2	(1)	2	(9)
Deferred income taxes	10	(37)	(33)	(40)	(36)
Other non-cash items		(6)	24	23	(7)
Dividends received from equity-accounted investments		1	2	8	8
		12	87	328	309
Net change in working capital balances		72	(6)	50	16
		84	81	378	325
Financing activities
Long-term debt – borrowings	9	448	321	1,294	580
Long-term debt – repayments	9	(582)	(27)	(1,534)	(109)
Capital provided by participating non-controlling interests - in operating subsidiaries and preferred equity		25	99	142	183
Contributions from common parent		-	26	-	136
Distributions:
To participating non-controlling interests - in operating subsidiaries and preferred equity	12	(3)	(4)	(33)	(31)
To unitholders of Brookfield Renewable, BRELP or the Fund	11	(92)	(24)	(271)	(72)
		(204)	391	(402)	687
Investing activities
Due to (from) related parties		54	(170)	192	(165)
Investment in securities	4	(28)	-	(28)	-
Acquisitions	3	(15)	(38)	(146)	(212)
Investment tax credits related to wind facilities	7	84	-	199	-
Investment in:
Sustaining capital expenditures		(20)	(6)	(40)	(30)
Development and construction of renewable power generating assets		(63)	(286)	(242)	(539)
Restricted cash and other		7	(44)	81	(25)
		19	(544)	16	(971)
Foreign exchange gain (loss) on cash held in foreign currencies		1	(18)	(7)	(11)
Cash and cash equivalents
(Decrease) increase		(100)	(90)	(15)	30
Balance, beginning of period		352	308	267	188
Balance, end of period		$ 252	$ 218	$ 252	$ 218
Supplemental cash flow information:
Interest paid		$ 49	$ 44	$ 232	$ 257
Interest received		$ 3	$ 8	$ 13	$ 19
Income taxes paid (received)		$ (1)	$ 4	$ 10	$ 34

The accompanying notes are an integral part of these interim consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in Canada, the United States and Brazil, which prior to November 28, 2011 were held as part of the power generating operations of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “Fund”).

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

2.    SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The unaudited interim consolidated financial statements have been prepared in accordance with IAS 34-Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011, with the exception of the changes in accounting policies as disclosed below. Certain information and footnote disclosure normally included in annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the audited 2011 annual consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on November 7, 2012.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of presentation

(i)    Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. Control exists when Brookfield Renewable has the power, directly or indirectly, to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(ii)    Strategic combination of the renewable power generating operations

On November 28, 2011, upon completion of the strategic combination (the “Combination”) of the renewable power assets of BRPI and the Fund, the public unitholders of the Fund received one non-voting limited partnership unit (“LP Unit”) of Brookfield Renewable in exchange for each trust unit of the Fund held and the Fund was wound up.

Also as part of the Combination, Brookfield Renewable entered into a voting agreement with Brookfield Asset Management Inc. or its subsidiaries (“Brookfield Asset Management”), which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”). Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable partnership units (the “Redeemable/Exchangeable Partnership Units”), to a subsidiary of Brookfield Asset Management, pursuant to which the holder may at its request require BRELP to redeem the units for cash consideration after a mandatory two-year holding period from the date of issuance. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units so presented to BRELP that are tendered for redemption in exchange for Brookfield Renewable LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the BRELP Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable.

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control of the entities that own U.S. and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the Boards of Directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield Asset Management. For the period since completion of the Combination, the results are based on the actual results of the new entity, Brookfield Renewable.

(c) Change in accounting policies and estimates

(i) Income Taxes

In December 2010, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”). Under these amendments, an entity is required to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment is effective for annual periods starting on or after January 1, 2012. Implementation of IAS 12 did not have a significant impact on the interim consolidated financial statements.

(ii) Change in accounting estimates

Brookfield Renewable retained third party engineers to review the estimated useful lives of certain assets. As a result, Brookfield Renewable revised the estimated remaining useful life of certain assets to more accurately reflect the period over which they provide economic benefits. Brookfield Renewable accounted for these changes in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which requires a change in accounting estimate to be applied prospectively from the date of the change. The effective dates of changes were January 1, 2012 or April 1, 2012 or July 1, 2012 based on timing of completion of the review. The interim consolidated statement of income (loss) reflects a decrease in depreciation of $33 million and $83 million for the three and nine months ended September 30, 2012, respectively, as a result of the changes in accounting estimate.

(iii) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable in addition to the changes disclosed in the 2011 annual consolidated financial statements.

(d) Revisions to previously reported comparative figures

Brookfield Renewable has revised its comparative consolidated financial statements as at and for the three and nine months ended September 30, 2011 to reflect adjustments, primarily related to deferred income tax and foreign currency translation, that were identified through the completion of the Combination. As a result of the revisions to the previous reported comparative figures, the following adjustments were made to the financial statements as at and for the three and nine months ended September 30, 2011:

(MILLIONS)	Previously Reported	Adjustment	As revised

For the three months ended September 30, 2011:

Deferred income tax recovery	$ 15	$ 18	$ 33

Net loss	(222)	(20)	(242)

Basic and diluted loss per share	(0.89)	(0.06)	(0.95)

Comprehensive loss	(891)	124	(767)

For the nine months ended September 30, 2011:

Deferred income tax (expense) recovery	$ (16)	$ 52	$ 36

Net loss	(383)	18	(365)

Basic and diluted loss per share	(1.53)	0.07	(1.46)

Comprehensive loss	(679)	219	(460)

As at September 30, 2011:

Redeemable/Exchangeable partnership units held by Brookfield Asset Management	2,495	55	2,550

Limited partnership units	2,556	56	2,612

The adjustments do not impact the comparative annual consolidated financial statements as at and for the year ended December 31, 2011.

3.	ACQUISITIONS

California Wind Generation Assets

During the first half of the year, the following investments were made by Brookfield Renewable and certain institutional partners through the Brookfield Americas Infrastructure Fund (“BAIF”), in which Brookfield Renewable holds a 22% controlling interest. The investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

BAIF acquired 100% interests in two wind generation facilities in California. BAIF also acquired the remaining 50% interest in a wind generation facility, bringing Brookfield Renewable’s total investment to 100% (the “Step Acquisition”). Total consideration paid of $206 million for these interests included $180 million in cash and the settlement of certain liabilities.

The Step Acquisition required Brookfield Renewable to re-measure its previously held 50% interest to fair value of $63 million and to reverse any amounts previously recorded in other comprehensive income (“OCI”) related to the initial 50% interest. Net income for the nine months ended September 30, 2012 reflects an expense of $11 million related to the reclassification from OCI on financial instruments designated as cash flow hedges prior to the Step Acquisition. In addition, $5 million related to revaluation surplus on the initial 50% interest was reclassified to equity.

Acquisition costs of $2 million related to the above acquisitions were expensed at the acquisition dates.

These wind generating facilities are now all in commercial operation.

Brazil Hydroelectric Generation Asset

In July 2012, a BAIF entity, in which Brookfield Renewable holds a 25% controlling interest, acquired a 100% interest in a hydroelectric generation facility in Brazil for cash consideration of $14 million. A bargain purchase gain of $12 million was recognized, from the excess fair value of the assets acquired over the consideration paid. The bargain purchase gain was recorded in Other, and acquisition costs were expensed at the acquisition date.

Summary Purchase Price Allocation

(MILLIONS)	California	Brazil	Total

Current assets (1)	$ 50	$ -	$ 50

Property, plant and equipment	748	32	780

Other long-term assets	9	-	9

Current liabilities	(102)	-	(102)

Long-term debt	(436)	(6)	(442)

Net assets acquired	$ 269	$ 26	$ 295

(1)	Includes $49 million of cash and cash equivalents.

Any changes from the preliminary amounts will be directly attributable to the finalization of valuations and revisions to current calculations. The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized during the year.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and currency risk), credit risk and liquidity risk. Brookfield Renewable and its subsidiaries use financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2011 audited annual consolidated financial statements.

Financial instrument disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

(MILLIONS)	Sep 30 2012	Dec 31 2011

Energy derivative contracts	$ (15)	$ (26)

Interest rate swaps	(143)	(88)

	$ (158)	$ (114)

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to eliminate the price risk on the sale of future power generation. All energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three and nine months ended September 30, 2012, unrealized gains of $7 million and $14 million, respectively, were recognized in the statement of income (loss) (2011: unrealized losses of $12 million and $9 million, respectively). For the three and nine months ended September 30, 2012, unrealized losses of $2 million and $3 million, respectively, were recognized in OCI (2011: unrealized losses of $230 million and $193 million, respectively).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three and nine months ended September 30, 2012, unrealized losses of $1 million and $20 million, respectively, were recognized in the statement of income (loss) (2011: there were no amounts recognized for both the three and nine months). For the three and nine months ended September 30, 2012, unrealized losses of $3 million and an unrealized gain of $6 million, respectively, were recognized in OCI (2011: unrealized losses of $56 million and $57 million, respectively). For the three and nine months ended September 30, 2011, additional unrealized loss of $14 million was recognized in OCI on the interest rate swaps in the equity accounted investments.

Available-for-sale investments

Investment in securities classified as available-for-sale investments as at September 30, 2012 totaled $25 million (December 31, 2011: $nil) and have been included in Other long-term assets.

5.	RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2012	2011	2012	2011
Revenues
Purchase and revenue support agreements	$ 54	$ 56	$ 289	$ 191

Wind levelization agreement	1	3	1	5
	$ 55	$ 59	$ 290	$ 196
Direct operating costs

Energy purchases	$ (8)	$ (7)	$ (38)	$ (25)

Operations, maintenance and administration services	(5)	(3)	(14)	(11)

Insurance services	(5)	(4)	(13)	(12)
	$ (18)	$ (14)	$ (65)	$ (48)
Interest expense	$ -	$ (11)	$ -	$ (24)

Management service costs	$ (10)	$ -	$ (25)	$ -

6.	EQUITY-ACCOUNTED INVESTMENTS

The following table presents the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2012	Sep 30, 2012	Dec 31, 2011
Balance, beginning of period	$ 311	$ 405	$ 269
Share of net income (loss)	(2)	(2)	10
Share of OCI	4	-	(7)
Revaluation recognized through OCI	-	(17)	136
Acquisitions	-	(63)	-
Other	(6)	(16)	(3)
Balance, end of period	$ 307	$ 307	$ 405

The following table presents the breakdown of the share of earnings (loss) from equity accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2012	2011	2012	2011
Share of cash earnings	$ 3	$ 7	$ 11	$ 19
Share of non-cash loss	(5)	(6)	(13)	(10)
	$ (2)	$ 1	$ (2)	$ 9

7.	PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The change to the net book value of property, plant and equipment, is presented in the following table:

(MILLIONS)	Hydroelectric	Wind energy	Other (1)	Total
As at December 31, 2011	$ 11,876	$ 1,395	$ 674	$ 13,945
Foreign exchange	13	52	(24)	41
Additions/transfers(2)	85	845	(113)	817
Revaluation recognized through OCI	-	3	67	70
Depreciation(3)	(234)	(83)	(36)	(353)
As at September 30, 2012	$ 11,740	$ 2,212	$ 568	$ 14,520

(1)	Included in “Other” is land, roads, decommissioning assets, leasehold improvements, gas-fired generating (“co-gen”) units and construction work-in-progress (“CWIP”).
(2)	Includes acquisitions of $780 million (Note 3).
(3)	Assets not subject to depreciation include CWIP and land.

Brookfield Renewable has pledged a significant amount of its property, plant and equipment as collateral for its subsidiary borrowings.

Certain of Brookfield Renewable’s property, plant and equipment, comprised of hydroelectric, wind, and gas-fired generating units are carried at revalued amounts as opposed to historical cost. During the nine months ended September 30, 2012, certain of Brookfield Renewable’s development assets were revalued resulting in an increase of $70 million.

The additions/transfers to the property, plant and equipment also reflect the deduction of $199 million of investment tax credits pursuant to government incentives to build new renewable wind facilities.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The composition of accounts payable and accrued liabilities are as follows:

(MILLIONS)	Sep 30 2012	Dec 31 2011
Accounts payable and accrued liabilities	$ 115	$ 128

Interest payable	88	36

Shareholders’ distribution and preferred dividends payable	31	26
	$ 234	$ 190

9.	DEBT OBLIGATIONS

The composition of debt obligations is presented in the following table:

(MILLIONS)	Sep 30 2012	Dec 31 2011
Corporate borrowings	$ 1,525	$ 1,077

Unamortized financing fees, net(1)	(8)	(6)
	1,517	1,071
Subsidiary borrowings	4,233	4,246

Unamortized financing fees, net(1)	(36)	(49)

Current maturities	(568)	(650)
	3,629	3,547
Revolving credit facilities

Unsecured corporate facilities	136	251
	$ 5,282	$ 4,869

(1)	Unamortized financing fees are amortized to interest expense over the term of the borrowing.

Corporate borrowings

Through a wholly-owned subsidiary, Brookfield Renewable successfully completed a C$400 million offering of medium-term corporate notes bearing interest at an annual rate of 4.79% that are due February 2022. Proceeds of the offerings were used to repay existing indebtedness and for general business purposes.

Subsidiary borrowings

As part of the acquisition of wind development and hydroelectric generation assets in California and Brazil, Brookfield Renewable acquired $442 million of subsidiary borrowings.

Net repayments of $471 million made during the nine months ended September 30, 2012 were primarily funded from proceeds of the C$400 million medium-term corporate notes, and cash generated from operating activities.

Revolving credit facilities

(MILLIONS)	Sep 30 2012	Dec 31 2011
Available revolving credit facilities	$990	$601

Drawings	(136)	(251)

Issued letters of credit	(157)	(160)
Unutilized revolving credit facilities	$697	$190

Brookfield Renewable expanded its revolving credit facilities from $600 million to $900 million in March 2012, and extended the maturity for the new facilities to October 2016. In May 2012, Brookfield Renewable entered into an additional credit agreement for $90 million on similar terms and conditions as the other lenders and with an expiry of October 31, 2016, subject to additional one-year extensions.

Net draws of $78 million and net repayments of $115 million were made during the three and nine months ended September 30, 2012, respectively. The repayments were primarily funded from the proceeds of the C$400 million medium-term corporate notes offering and cash generated from operating activities.

Brookfield Renewable and its subsidiaries issue letters of credit under the credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

10. INCOME TAXES

Brookfield Renewable’s effective income tax rate was 47.5% for the nine months ended, September 30, 2012 (2011: 7.4%). Brookfield Renewable has a net income tax recovery for the nine months ended, September 30, 2012 and the effective tax rate of the recovery is greater than the statutory rate primarily due to losses experienced in higher tax rate jurisdictions. The loss on the Fund unit liability for the nine months ended, September 30, 2011 represents an amount for which Brookfield Renewable does not receive a tax benefit. This loss decreased accounting income before income taxes, therefore creating a lower effective income tax rate for the nine months ended, September 30, 2011. Subsequent to the Combination the terms of the newly-issued partnership units do not contain a redemption feature that requires a Fund unit liability to be calculated.

11. EQUITY

Equity is comprised of the following:

	Note	2012	2011
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries		728	629
Preferred equity	12	250	241
Redeemable/Exchangeable partnership units held by Brookfield Asset Management		2,950	3,127
Limited partnership units		3,023	3,203
		6,951	7,200

Limited partnership units

Brookfield Renewable’s equity is comprised of general partnership interests and LP Units.

As at September 30, 2012, LP Units outstanding were 132,884,483 (December 31, 2011: 132,827,124), including 48,091,986 (December 31, 2011: 61,236,486) held by Brookfield Asset Management and general partnership interests represent 0.01% of Brookfield Renewable.

A distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the nine months ended September 30, 2012, 57,359 LP Units were issued.

Redeemable/Exchangeable Partnership Units held by Brookfield Asset Management

Equity includes redeemable/exchangeable partnership units issued by BRELP (“Redeemable/Exchangeable Partnership Units”). The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at September 30, 2012, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623 (December 31, 2011: 129,658,623).

Distributions

During the three months ended March 31, 2012, LP Unitholder distributions were increased to $1.38 per unit from $1.35 per unit, on an annualized basis.

For the three and nine months ended September 30, 2012, Brookfield Renewable declared distributions of $47 million and $139 million or $0.35 and $1.04 per LP Unit and distributions for general partnership interests. For the three and nine months ended September 30, 2011, the Fund declared distributions of $34 million and $103 million, consisting of $10 million and $31 million to BRPI and $24 million and $72 million, respectively to public unitholders of the Fund. Brookfield Renewable recorded a mark-to-market loss of $184 million and $296 million, respectively on the Fund unit liability. For the three and nine months ended September 30, 2012, BRELP also declared Redeemable/Exchangeable partnership unit and general partner distributions to Brookfield Asset Management of $45 million and $139 million, respectively.

12. SUBSIDIARY PUBLIC ISSUERS

In March 2010, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 10 million Series 1 preferred shares at a price of C$25 per share. The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.3125 per share, a yield of 5.25% for the initial five-year period ending April 30, 2015. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%. Brookfield Renewable, BRELP and certain key holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amounts due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity. For the three and nine months ended September 30, 2012, dividends declared on the Series 1 preferred shares were $3 million and $10 million, respectively (2011: $3 million and $10 million).

As a result of the Combination, Brookfield Renewable created Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC) (“BREP Finance”) to contractually assume BRPI’s term notes with maturities ranging from 2016 and 2036 with a principal value of approximately C$1.1 billion. BREP Finance assumed these term notes, including accrued interest, in exchange for an interest-bearing demand promissory note issued by another wholly-owned subsidiary of Brookfield Renewable. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries. During the three months ended March 31, 2012, BREP Finance issued C$400 million of 10-year term notes bearing interest at a rate of 4.79% per annum.

The following tables set consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

(MILLIONS)	Brookfield Renewable	BRP Equity	BREP Finance	Other Subsidiaries(1)	Consolidating adjustments(2)	Brookfield Renewable consolidated
As at September 30, 2012:
Current assets	$46	$-	$1,554	$440	$(1,607)	$433
Long-term assets	5,973	253	-	15,494	(6,220)	15,500
Current liabilities	51	7	30	2,587	(1,607)	1,068
Long-term liabilities	-	-	1,518	6,643	(247)	7,914
Participating non-controlling interests - in operating subsidiaries	-	-	-	728	-	728
Preferred equity	-	250	-	-	-	250

As at December 31, 2011:
Current assets	$45	$-	$1,087	$678	$(1,132)	$678
Long-term assets	6,330	244	-	15,024	(6,568)	15,030
Current liabilities	45	8	9	2,148	(1,132)	1,078
Long-term liabilities	-	-	1,071	6,597	(238)	7,430
Participating non-controlling interests - in operating subsidiaries	-	-	-	629	-	629
Preferred equity	-	241	-	-	-	241

(1)	Includes subsidiaries of Brookfield Renewable other than BRP Equity and BREP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis

(MILLIONS)	Brookfield Renewable	BRP Equity	BREP Finance	Other Subsidiaries(1)	Consolidating adjustments(2)	Brookfield Renewable consolidated
For the three months ended Sep 30, 2012
Revenues	$ -	$ -	$ -	$ 229	$ -	$ 229
Net income (loss)	(52)	-	-	(59)	52	(59)

For the three months ended Sep 30, 2011
Revenues	$ -	$ -	$ -	$ 280	$ -	$ 280
Net loss	(252)	-	-	(242)	252	(242)

For the nine months ended Sep 30, 2012
Revenues	$ -	$ -	$ -	$ 992	$ -	$ 992
Net income (loss)	(15)	1	(2)	(29)	14	(31)

For the nine months ended Sep 30, 2011
Revenues	$ -	$ -	$ -	$ 902	$ -	$902
Net loss	(385)	-	-	(365)	385	(365)

(1)	Includes subsidiaries of Brookfield Renewable other than BRP Equity and BREP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a reconciliation of Brookfield Renewable’s accumulated other comprehensive income (“AOCI”) attributable to the LP Units:

(MILLIONS)	Foreign currency translation	Revaluation surplus	Cash flow hedges	Total
Balance, December 31, 2011	$ 196	$ 3,046	$ (32)	$ 3,210
OCI	(55)	24	(1)	(32)
Transfer to limited partnership units	-	1	-	1
Income taxes	-	(1)	(2)	(3)
Balance, September 30, 2012	$ 141	$ 3,070	$ (35)	$ 3,176

During the three and nine months ended September 30, 2012, gains of $1 million and $2 million relating to cash flow hedges were realized and reclassified from OCI to net loss, respectively (2011: losses of $1 million and $3 million, respectively).

14. SEGMENTED INFORMATION

Brookfield Renewable operates mostly renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, a pumped storage hydroelectric facility located in the United States and wind farms located in Canada and the United States. Brookfield Renewable also operates two co-gen facilities, one in Canada and one in the United States. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Other). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in hydroelectric facilities. The “Other” segment includes co-gen facilities, CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the audited 2011 consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), and funds from operations. Adjusted EBITDA consists of 100% of revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments, before interest, current income taxes, depreciation, amortization and management service costs. Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service cost, which is then adjusted for the cash portion of non-controlling interests included in funds from operations. Transactions between the reportable segments occur at fair value.

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Other	Total
For the three months ended Sep 30, 2012:

Revenues	$55	$42	$83	$17	$18	$14	$229
Adjusted EBITDA	22	27	55	6	13	(5)	118
Interest expense - borrowings	(34)	(18)	(8)	(7)	(11)	(21)	(99)
Funds from operations prior to non-controlling interests	(7)	9	43	(1)	2	(36)	10
Cash portion of non-controlling interests	4	-	(2)	2	-	(3)	1
Funds from operations	(3)	9	41	1	2	(39)	11
Depreciation and amortization	(27)	(18)	(36)	(12)	(19)	(5)	(117)

For the three months ended Sep 30, 2011:

Revenues	$107	$59	$86	$-	$13	$15	$280
Adjusted EBITDA	74	44	66	-	10	3	197
Interest expense - borrowings	(37)	(16)	(27)	-	(6)	(18)	(104)
Funds from operations prior to non-controlling interests	40	29	34	-	4	(15)	92
Cash portion of non-controlling interests	(9)	-	-	-	-	(4)	(13)
Funds from operations	31	29	34	-	4	(19)	79
Depreciation and amortization	(29)	(40)	(38)	-	(8)	(2)	(117)

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Other	Total
For the nine months ended Sep 30, 2012:

Revenues	$343	$207	$262	$42	$89	$49	$992
Adjusted EBITDA	238	162	185	22	75	(25)	657
Interest expense - borrowings	(102)	(51)	(51)	(17)	(32)	(60)	(313)
Funds from operations prior to non-controlling interests	137	111	121	5	43	(110)	307
Cash portion of non-controlling interests	(12)	-	(10)	(2)	-	(10)	(34)
Funds from operations	125	111	111	3	43	(120)	273
Depreciation and amortization	(86)	(60)	(114)	(29)	(56)	(15)	(360)

For the nine months ended Sep 30, 2011:

Revenues	$384	$177	$249	$-	$45	$47	$902
Adjusted EBITDA	290	134	189	-	37	-	650
Interest expense - borrowings	(110)	(50)	(72)	-	(19)	(53)	(304)
Funds from operations prior to non-controlling interests	182	89	103	-	18	(53)	339
Cash portion on non-controlling interests	(24)	-	(7)	-	-	(10)	(41)
Funds from operations	158	89	96	-	18	(63)	298
Depreciation and amortization	(92)	(112)	(105)	-	(24)	(8)	(341)

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net loss as presented in the interim consolidated statements of income (loss):

	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2012	2011	2012	2011
Revenues	5	$ 229	$ 280	$ 992	$ 902

Other income		2	7	12	17

Share of cash earnings from equity-accounted investments	6	3	7	11	19

Direct operating costs		(116)	(97)	(358)	(288)
Adjusted EBITDA		118	197	657	650

Interest expense - borrowings	9	(99)	(104)	(313)	(304)

Management service costs	5	(10)	-	(25)	-

Current income tax recovery (expense)	10	1	(1)	(12)	(7)
Funds from operations prior to non-controlling interests		10	92	307	339

Less: cash portion of non-controlling interests		1	(13)	(34)	(41)
Funds from operations		11	79	273	298

Add: cash portion of non-controlling interests		(1)	13	34	41

Depreciation and amortization	7	(117)	(117)	(360)	(341)

Unrealized financial instruments gain (loss)	3,4	6	(12)	(6)	(9)

Loss on Fund unit liability	11	-	(208)	-	(368)

Share of non-cash loss from equity-accounted investments	6	(5)	(6)	(13)	(10)

Deferred income tax recovery	10	37	33	40	36

Other		10	(24)	1	(12)
Net loss		$ (59)	$ (242)	$ (31)	$ (365)

The following table presents our consolidated results on a segmented basis for the period ended September 30:

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Equity- accounted investments	Other	Total
As at September 30,2012

Property, plant and equipment	$ 4,442	$ 4,982	$ 2,359	$ 832	$ 1,386	$ -	$ 519	$14,520

Additions to property, plant and equipment	46	41	103	596	14	-	5	805

Total assets	4,769	5,147	2,689	913	1,405	307	703	15,933

Total borrowings	1,758	961	356	462	660	-	1,653	5,850

Total liabilities	2,987	2,043	555	541	1,008	-	1,848	8,982

As at December 31, 2011:

Property, plant and equipment	$ 4,547	$ 4,908	$ 2,626	$ 57	$ 1,343	$ -	$ 464	$13,945

Additions to property, plant and equipment	136	46	210	397	2	-	238	1,029

Total assets	5,064	5,139	2,963	97	1,218	405	822	15,708

Total borrowings	1,838	928	645	164	621	-	1,323	5,519

Total liabilities	3,008	2,098	869	176	894	-	1,463	8,508

15. COMMITMENT, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Brookfield Renewable and certain institutional partners entered into an agreement to acquire a portfolio of four hydroelectric generating stations located in Tennessee and North Carolina for a total enterprise value of $600 million. Brookfield Renewable will own an approximate 25% interest. These assets will have an installed capacity of 378 MW and annual generation of 1.4 million MWh. The transaction is expected to close in the fourth quarter of 2012.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and subsidiaries of Brookfield Renewable provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9: Debt Obligations. As at September 30, 2012, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $79 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made significant payments under such indemnification agreements.

16. RECLASSIFICATION

Brookfield Renewable reflects the Redeemable/Exchangeable partnership units issued to Brookfield Asset Management by BRELP as consolidated equity in accordance with IAS 32, Financial Instruments: Presentation since Brookfield Renewable can, at its sole discretion, elect to satisfy a redemption request by Brookfield Asset Management of the Redeemable/Exchangeable partnership units by issuing an equal number of LP Units (see note 11). Brookfield Renewable has reclassified the Redeemable/Exchangeable partnership units that were previously presented as limited partnership units (formerly limited partners’ equity) to a separate component of equity since the Redeemable/Exchangeable partnership units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. This reclassification has no impact on Brookfield Renewable’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity. Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), amounts attributed to the Redeemable/Exchangeable partnership units prior to the Combination have been calculated as if the Redeemable/Exchangeable partnership units and LP Units issued upon the completion of the Combination had always been issued and outstanding. The equity investment held by Brookfield Asset Management prior to the Combination did not contain any similar redeemable or exchangeable features. The impact of this reclassification on the consolidated balance sheets, statements of (loss) income, comprehensive income (loss) and changes in equity as at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011 is shown in the following table. Accumulated other comprehensive income (see note 13) has also been revised to reflect the allocation of amounts to the Redeemable/Exchangeable partnership units as at September 30, 2012 and December 31, 2011 of $3,099 million and $2,441 million, respectively. This reclassification has no impact on the consolidated statements of cash flows.

	2012		2011
Consolidated Balance Sheet	Previously presented	Reclassified	Previously presented	Reclassified
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$—	$2,950	$—	$3,127
Limited partnership units (formerly Limited Partners’ Equity)	$5,973	$3,023	$6,330	$3,203

	For the three months ended September 30				For the nine months ended September 30
	2012		2011		2012		2011
Consolidated Statements of (Loss) Income	Previously presented	Reclassified	Previously presented	Reclassified	Previously presented	Reclassified	Previously presented	Reclassified

Net (loss) income attributable to:
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$—	$(26)	$—	$(124)	$—	$(7)	$—	$(190)
Limited partnership units	$(52)	$(26)	$(252)	$(128)	$(15)	$(8)	$(385)	$(195)

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive income (loss) attributable to:
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$—	$—	$—	$(368)	$—	$(42)	$—	$(228)
Limited partnership units	$—	$—	$(744)	$(376)	$(86)	$(44)	$(461)	$(233)

Consolidated Statements of Changes in Equity
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	$—	$2,950	$—	$1,493	$—	$2,950	$—	$1,493
Limited partnership units	$5,973	$3,023	$3,022	$1,529	$5,973	$3,023	$3,022	$1,529

17. SUBSEQUENT EVENTS

On October 11, 2012, BRP Equity issued C$250 million of Class A Preference Shares with fixed, annual, cumulative dividends yielding 4.4%. Net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

On November 1, 2012, Brookfield Renewable secured financing for a 45 MW British Columbia hydroelectric facility under construction through a C$175 million bond with a term of 41 years at an interest rate of 4.45%.

Unaudited Pro Forma Condensed Combined Statements of (Loss)

Income for the Year Ended December 31, 2011

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

PAGE

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income - For the year ended December 31, 2011	F-82

Notes to the Unaudited Pro Forma Condensed Combined Statements of (Loss) Income	F-83-F-85

The unaudited pro forma condensed combined statements of (loss) income of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) adjusts the audited consolidated statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 to give effect to the following transactions that occurred on November 28, 2011 as if each occurred as of January 1, 2011:

—

the transfer of the Brookfield Renewable Power Division (the “Division”) and related transactions including the assumption of the term notes of Brookfield Renewable Power Inc. (“BRPI”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. and the issuance by a holding entity of preferred shares to BRPI;

—

the transfer to Brookfield Renewable of the 66% ownership interest in Brookfield Renewable Power Fund (the “Fund”) not previously owned by the Division at fair value satisfied by the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and the subsequent dissolution of the Fund into an indirect, wholly-owned subsidiary of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units as equity and to reflect a reduction in deferred tax balances of certain subsidiaries due to the dissolution of the Fund;

—

the amendment of the Power Purchase Agreement between BRPI and Brookfield Renewable Power Trust (“BRPT”) to increase the price paid for energy generated from the facilities owned by Great Lakes Power Limited (“GLPL”), a subsidiary of BRPT, from C$68 per megawatt hour (“MWh”) to C$82 per MWh. As a result of this amendment, energy revenues generated by facilities owned by GLPL will be increased;

—

the amendment of the Master Power Purchase and Sale Agreement between Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”) to increase the price paid for energy from the facilities from C$68 per MWh to C$103 per MWh. As a result of this amendment, energy revenues generated by facilities owned by MPT will be increased;

—

the execution of an Energy Revenue Agreement between BEM LP and Brookfield Power US Holding America Co. (“BPUSHA”) to support the price for energy delivered by certain facilities in the United States at $75 per MWh. The contract price effectively replaces the market prices realized by BPUSHA for generation at these facilities;

—

changes in the fair value of certain facilities arising from the contract amendments and new agreement referred to above and changes in the accounting for certain power purchase agreements between the Division and BRPI;

—	the entry into a Master Services Agreement with Brookfield Asset Management Inc. (“Brookfield”) and an Energy Marketing Agreement with BEM LP; and
—	The settlement of certain intercompany balances with BRPI and its subsidiaries.

The unaudited pro forma condensed combined statements of (loss) income have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed combined statements of (loss) income are provided for information purposes only and may not be indicative of the results that would have occurred if the above transactions had been effected on January 1, 2011.

All financial data in these unaudited pro forma condensed combined statements of (loss) income is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income For the Year Ended December 31, 2011 $US Millions

	Brookfield Renewable Consolidated	Transfer of BRPF Units 4(ii)	Power Purchase Agreements 4(iii)	Financial Instruments 4(iv)	Change in depreciation expense 4(v)	Management service agreements 4(vi)	Intercompany settlements 4(vii)	Income taxes 4(viii)	Pro Forma

Revenues	$1,169	$ -	$140	$ -	$ -	$ -	$ -	$ -	$1,309
Other income	19								19
Direct operating costs	(407)					(18)			(425)
Management service costs	(1)					(21)			(22)
Interest expense-borrowings	(411)								(411)
Share of earnings from equity-accounted investments	10								10
Unrealized financial instruments (loss) gain	(20)			20					-
Loss on Fund unit liability	(376)	376							-
Depreciation and amortization	(468)				4				(464)
Other	6						19		25

Income (loss) before income taxes	$ (479)	$376	$140	$20	$4	$(39)	$19	$ -	$ 41
(Provision for) recovery of income taxes
Current income taxes	(22)								(22)
Deferred income taxes	50							(37)	13

Net (loss) income	$ (451)	$376	$140	$20	$4	$(39)	$19	$(37)	$ 32

Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	11								11
Preferred equity	13								13
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(235)	186	69	10	2	(19)	9	(18)	4
Limited partnership units	(240)	190	71	10	2	(20)	10	(19)	4

Net (loss) income	$ (451)	$376	$140	$20	$ 4	$(39)	$19	$(37)	$ 32

Basic and diluted earnings (loss) per share
Limited partnership units	$(1.80)								$ 0.03

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF (LOSS) INCOME

1. NATURE AND DESCRIPTION OF BROOKFIELD RENEWABLE

Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) was created to facilitate a corporate reorganization (the “Combination”) of the renewable power operations of Brookfield Renewable Power Inc. (“BRPI”). BRPI is a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management”). The Combination has resulted in Brookfield Renewable’s acquisition of BRPI’s renewable power operations (including the assumption of BRPI’s term notes with maturities ranging from 2016 to 2036 (the “BRPI Bonds”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”), the acquisition of the outstanding fund units of Brookfield Renewable Power Fund (the “Fund”) not previously owned by BRPI, the dissolution of the Fund and the execution or amendment of certain agreements described in Note 4. As a result of the Combination, Brookfield Asset Management held, directly or indirectly, approximately a 73% limited partnership interest on a fully exchanged basis and a 0.01% general partnership interest in Brookfield Renewable.

Brookfield Renewable was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated June 27, 2011. In connection with the Combination, an amended and restated limited partnership agreement (the “Partnership Agreement”) dated November 20, 2011 has replaced the initial limited partnership agreement in its entirety. Brookfield Renewable and its subsidiaries are collectively referred to as “Brookfield Renewable Group”.

The registered office of Brookfield Renewable is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2. BASIS OF PRESENTATION

Brookfield Renewable’s unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2011 have been prepared assuming the transactions described above had each occurred as of January 1, 2011. The pro forma adjustments are described in Note 4 and are based upon currently available information and certain assumptions made.

Brookfield Renewable’s unaudited pro forma condensed combined statements of (loss) income have been prepared using the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011.

The unaudited pro forma condensed combined statements of (loss) income have been prepared for informational purposes only and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011 described above and the related disclosures used to prepare these statements. The preparation of these unaudited pro forma condensed combined statements of (loss) income requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined statements of (loss) income are not intended to present or be indicative of the results of operations that would have occurred if the transactions described above had been effected on the dates indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

Brookfield Renewable presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies used in the preparation of Brookfield Renewable’s unaudited pro forma condensed combined statements of (loss) income are those that are set out in Brookfield Renewable’s audited financial statements for the year ended December 31, 2011.

4. PRO FORMA ADJUSTMENTS

To give effect to the transactions below resulting from the Combination as if they had occurred on January 1, 2011, the unaudited pro forma condensed combined financial statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 were adjusted accordingly. The unaudited pro forma condensed combined statements of (loss) income for the year ended December 31, 2011 adjust the consolidated statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 to give effect to the following transactions discussed in these notes.

—	Transfer of the Brookfield Renewable Power Division (the “Division”)
—	Transfer of Fund units
—	Amendment and execution of power purchase agreements
—	Changes in fair value of property, plant and equipment
—	Settlement of intercompany transactions
—	Execution of management service agreements

The unaudited pro forma condensed combined statements of (loss) income reflect the deferred tax adjustments arising from the above transactions and the computation of income per unit based on the units issued in connection with the transactions described in (i) and (ii) below and the terms of the Partnership Agreement.

The unaudited pro forma condensed combined statements of income (loss) do not reflect the impact of potential cost savings and other synergies.

(i)	Transfer of the Division

Through a series of transactions, BRPI has transferred the Division to Brookfield Renewable Energy L.P. (“BRELP”), in return for the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and redeemable partnership units of BRELP (the “Redeemable/Exchangeable partnership units”). The transfer of the Division includes all of BRPI’s renewable power operations and the assumption of the BRPI Bonds and the preferred shares of BRP Equity.

BRPI owns the general partner of BRELP (the “BRELP General Partner”). Brookfield Renewable has entered into a voting agreement with BRPI to provide Brookfield Renewable with control of the BRELP General Partner and BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries.

BRPI has provided $5 million of working capital funding through a subscription for preferred shares of a subsidiary of BRELP (“Bermuda Holdco”). The impact of the preferred share dividends on the unaudited pro forma condensed combined statements of (loss) income is not material.

(ii)	Transfer of Brookfield Renewable Power Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management and its subsidiaries (collectively, “Brookfield”) was completed at fair value satisfied by the issuance of LP Units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability of $376 million related to the change in fair value of the units and the distributions made on such Fund units was eliminated. Subsequent to the transfer of the Fund units, the Fund was dissolved into a subsidiary of BRELP.

(iii)	Power Purchase Agreements

Pro forma income reflects an amendment to the power purchase agreement between Brookfield and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Under the amendment, Brookfield has agreed to guarantee the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

In a separate transaction, Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an amendment to the existing Master Power Purchase and Sale Agreement (the Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and Brookfield Power U.S. Holding America Co. (“BPUSHA”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year. In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the facilities entered into power agency agreements (the “Power Agency Agreements”) under which BEM LP will provide certain services. BEM LP will be entitled to be reimbursed for any third party costs incurred and, except in a few cases, receives no additional fee for its services under the Power Agency Agreements.

The impacts of these contract price amendments and agreements are summarized as follows:

For the year ended, December 31, 2011 (MILLIONS, EXCEPT AS NOTED)	Actual generation (GWh)	Incremental Revenue

GLPL PPA	964	$13
Mississagi PPA	473	17
Energy Revenue Agreements	3,512	110

	4,949	$140

(iv)	Changes in Fair Value of Property, Plant and Equipment

Prior to November 28, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield were accounted for as financial instruments with an unrealized loss of $20 million.

As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument gains have been eliminated.

The amendments and agreements discussed in (iii) above and the change in accounting for the contracts discussed above resulted in changes in the fair value of the related power generating assets using the revaluation method since the fair value of such assets are determined using a discounted cash flow model.

(v)	Change in Depreciation Expense

The reduction in fair value of the power generating assets discussed in (iv) above results in a decrease in pro forma depreciation expense of $4 million for the year ended December 31, 2011.

(vi)	Management Service Agreements

The unaudited pro forma condensed combined statements of (loss) income reflect an exclusive agreement with Brookfield to provide operating, management and consulting services to Brookfield Renewable Group (the “Master Services Agreement”) for a management service fee. The fee will be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable, as defined. Brookfield Renewable Group is also required to reimburse Brookfield for out-of-pocket costs incurred to provide required services to Brookfield Renewable Group. For the year ended December 31, 2011 pro forma results reflect an expense of $21 million related to the Master Services Agreement.

In addition to the Management Service Agreement, the unaudited pro forma condensed combined statements of (loss) income reflect an agreement with BEM LP to provide energy marketing services (the “Energy Marketing Agreement”). Brookfield Renewable Group will pay an annual marketing service fee of $18 million to BEM LP. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the year ended December 31, 2011 reflect an expense of $18 million related to the Energy Marketing Agreement.

(vii)	Intercompany Settlements

Brookfield Renewable Group and its subsidiaries settled certain intercompany loans and transactions with Brookfield upon completion of the Combination. During the year ended December 31, 2011, $19 million of interest expense was recorded in the pro forma statements of (loss) income to reflect these transactions.

(viii)	Deferred Income Taxes

The unaudited pro forma condensed combined statements of (loss) income reflect a decrease in deferred income tax recovery of $37 million for the year ended December 31, 2011.

(ix)	Earnings (loss) per share

Pro forma earnings (loss) per share have been calculated based on the average LP Units outstanding of 132.8 million.

Unaudited Pro Forma Condensed Combined Statement of (Loss)

Income for the Three and Nine Months Ended September 30, 2011

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

PAGE

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income - For the three and nine months ended September 30, 2011	F-89-F-90

Notes to the Unaudited Pro Forma Condensed Combined Statement of (Loss) Income	F-91-F-94

The unaudited pro forma condensed combined statement of (loss) income of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) adjusts the unaudited consolidated statement of loss of Brookfield Renewable for the three and nine months ended September 30, 2011 to give effect to the following transactions that occurred on November 28, 2011 as if each occurred as of January 1, 2011:

—

the transfer of the Brookfield Renewable Power Division (the “Division”) and related transactions including the assumption of the term notes of Brookfield Renewable Power Inc. (“BRPI”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. and the issuance by a holding entity of preferred shares to BRPI;

—

the transfer to Brookfield Renewable of the 66% ownership interest in Brookfield Renewable Power Fund (the “Fund”) not previously owned by the Division at fair value satisfied by the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and the subsequent dissolution of the Fund into an indirect, wholly-owned subsidiary of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units as equity and to reflect a reduction in deferred tax balances of certain subsidiaries due to the dissolution of the Fund;

—

the amendment of the Power Purchase Agreement between BRPI and Brookfield Renewable Power Trust (“BRPT”) to increase the price paid for energy generated from the facilities owned by Great Lakes Power Limited (“GLPL”), a subsidiary of BRPT, from C$68 per megawatt hour (“MWh”) to C$82 per MWh. As a result of this amendment, energy revenues generated by facilities owned by GLPL will be increased;

—

the amendment of the Master Power Purchase and Sale Agreement between Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”) to increase the price paid for energy from the facilities from C$68 per MWh to C$103 per MWh. As a result of this amendment, energy revenues generated by facilities owned by MPT will be increased;

—

the execution of an Energy Revenue Agreement between BEM LP and Brookfield Power US Holding America Co. (“BPUSHA”) to support the price for energy delivered by certain facilities in the United States at $75 per MWh. The contract price effectively replaces the market prices realized by BPUSHA for generation at these facilities;

—

changes in the fair value of certain facilities arising from the contract amendments and new agreement referred to above and changes in the accounting for certain power purchase agreements between the Division and BRPI;

—	the entry into a Master Services Agreement with Brookfield Asset Management Inc. (“Brookfield”) and an Energy Marketing Agreement with BEM LP; and
—	the settlement of certain intercompany balances with BRPI and its subsidiaries.

The unaudited pro forma condensed combined statement of (loss) income has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed combined statement of (loss) income is provided for information purposes only and may not be indicative of the results that would have occurred if the above transactions had been effected on January 1, 2011.

All financial data in the unaudited pro forma condensed combined statement of (loss) income is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income For the Three Months Ended September 30, 2011 $US Millions

	Brookfield Renewable Consolidated	Transfer of BRPF Units 4(ii)	Power Purchase Agreements 4(iii)	Financial Instruments 4(iv)	Change in depreciation expense 4(v)	Management service agreements 4(vi)	Intercompany settlements 4(vii)	Income taxes 4(viii)	Pro Forma

Revenues	$ 280	$ -	$ 31	$ -	$ -	$ -	$ -	$ -	$ 311
Other income	7								7
Direct operating costs	(97)					(5)			(102)
Management service costs	-					(4)			(4)
Interest expense-borrowings	(104)								(104)
Share of earnings from equity-accounted investments	1								1
Unrealized financial instrument (loss) gain	(12)			12					-
Loss on Fund unit liability	(208)	208							-
Depreciation and amortization	(117)				1				(116)
Other	(24)						6		(18)

Income (loss) before income taxes	$ (274)	$ 208	$ 31	$ 12	$ 1	$ (9)	$ 6	$ -	$ (25)
(Provision for) recovery of income taxes
Current income taxes	(1)								(1)
Deferred income taxes	33							13	46

Net (loss) income	$ (242)	$ 208	$ 31	$ 12	$1	$ (9)	$ 6	$ 13	$ 20

Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	7								7
Preferred equity	3								3
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(124)	103	15	6	-	(4)	3	6	5
Limited partnership units	(128)	105	16	6	1	(5)	3	7	5

Net (loss) income	$ (242)	$ 208	$ 31	$ 12	$1	$ (9)	$ 6	$ 13	$ 20

Basic and diluted (loss) earnings per share
Limited partnership units	$(0.95)								$0.04

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income For the Nine months ended September 30, 2011 $US Millions

	Brookfield Renewable Consolidated	Transfer of BRPF Units 4(ii)	Power Purchase Agreements 4(iii)	Financial Instruments 4(iv)	Change in depreciation expense 4(v)	Management service agreements 4(vi)	Intercompany settlements 4(vii)	Income taxes 4(viii)	Pro Forma

Revenues	$ 902	$ -	$ 112	$ -	$ -	$ -	$ -	$ -	$ 1,014
Other income	17								17
Direct operating costs	(288)					(14)			(302)
Management service costs	-					(15)			(15)
Interest expense-borrowings	(304)								(304)
Share of earnings from equity-accounted investments	9								9
Unrealized financial instrument (loss) gain	(9)			9					-
Loss on Fund unit liability	(368)	368							-
Depreciation and amortization	(341)				3				(338)
Other	(12)						19		7

Income (loss) before income taxes	$ (394)	$ 368	$ 112	$ 9	$ 3	$ (29)	$ 19	$ -	$ 88
(Provision for) recovery of income taxes
Current income taxes	(7)								(7)
Deferred income taxes	36							(21)	15

Net (loss) income	$ (365)	$ 368	$ 112	$ 9	$ 3	$ (29)	$ 19	$ (21)	$ 96

Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10								10
Preferred equity	10								10
Redeemable/Exchangeable partnership units held by Brookfield Asset Management	(190)	182	55	4	1	(14)	9	(10)	38
Limited partnership units	(195)	186	57	5	2	(15)	10	(11)	38

Net (loss) income	$ (365)	$ 368	$ 112	$ 9	$3	$ (29)	$ 19	$ (21)	$ 96

Basic and diluted (loss) earnings per share
Limited partnership units	$(1.46)								$0.29

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF (LOSS) INCOME

1. NATURE AND DESCRIPTION OF BROOKFIELD RENEWABLE

Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) was created to facilitate a corporate reorganization (the “Combination”) of the renewable power operations of Brookfield Renewable Power Inc. (“BRPI”). BRPI is a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management”). The Combination has resulted in Brookfield Renewable’s acquisition of BRPI’s renewable power operations (including the assumption of BRPI’s term notes with maturities ranging from 2016 to 2036 (the “BRPI Bonds”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”), the acquisition of the outstanding fund units of Brookfield Renewable Power Fund (the “Fund”) not previously owned by BRPI, the dissolution of the Fund and the execution or amendment of certain agreements described in Note 4. As a result of the Combination, Brookfield Asset Management held, directly or indirectly, approximately a 73% limited partnership interest on a fully exchanged basis and a 0.01% general partnership interest in Brookfield Renewable.

Brookfield Renewable was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated June 27, 2011. In connection with the Combination, an amended and restated limited partnership agreement (the “Partnership Agreement”) dated November 20, 2011 has replaced the initial limited partnership agreement in its entirety. Brookfield Renewable and its subsidiaries are collectively referred to as “Brookfield Renewable Group”.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

2. BASIS OF PRESENTATION

Brookfield Renewable’s unaudited pro forma condensed combined statement of (loss) income for the three and nine months ended September 30, 2011 has been prepared assuming the transactions described above had each occurred as of January 1, 2011. The pro forma adjustments are described in Note 4 and are based upon currently available information and certain assumptions made.

Brookfield Renewable’s unaudited pro forma condensed combined statement of (loss) income has been prepared using the unaudited consolidated statement of loss of Brookfield Renewable for the three and nine months ended September 30, 2011.

The unaudited pro forma condensed combined statement of (loss) income has been prepared for informational purposes only and should be read in conjunction with the unaudited consolidated financial statement of Brookfield Renewable for the three and nine months ended September 30, 2011 described above and the related disclosures used to prepare this statement. The preparation of this unaudited pro forma condensed combined statement of (loss) income requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined statement of (loss) income is not intended to present or be indicative of the results of operations that would have occurred if the transactions described above had been effected on the dates indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

Brookfield Renewable presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies used in the preparation of Brookfield Renewable’s unaudited pro forma condensed combined statement of (loss) income are those that are set out in Brookfield Renewable’s unaudited consolidated financial statements for the three and nine months ended September 30, 2011.

4. PRO FORMA ADJUSTMENTS

To give effect to the transactions below resulting from the Combination as if they had occurred on January 1, 2011, the unaudited pro forma condensed combined financial statement of (loss) income of Brookfield Renewable for the three and nine months ended September 30, 2011 was adjusted accordingly. The unaudited pro forma condensed combined statement of (loss) income for the three and nine months ended September 30, 2011 adjust the unaudited consolidated statement of loss of Brookfield Renewable for the three and nine months ended September 30, 2011 to give effect to the following transactions discussed in these notes.

—	Transfer of the Brookfield Renewable Power Division (the “Division”)
—	Transfer of Fund units
—	Amendment and execution of power purchase agreements
—	Changes in fair value of property, plant and equipment
—	Settlement of intercompany transactions
—	Execution of management service agreements

The unaudited pro forma condensed combined statement of (loss) income reflects the deferred tax adjustments arising from the above transactions and the computation of income per unit based on the units issued in connection with the transactions described in (i) and (ii) below and the terms of the Partnership Agreement.

The unaudited pro forma condensed combined statement of (loss) income does not reflect the impact of potential cost savings and other synergies.

(i)	Transfer of the Division

Through a series of transactions, BRPI has transferred the Division to Brookfield Renewable Energy L.P. (“BRELP”), in return for the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and redeemable partnership units of BRELP (the “Redeemable/Exchangeable partnership units”). The transfer of the Division includes all of BRPI’s renewable power operations and the assumption of the BRPI Bonds and the preferred shares of BRP Equity.

BRPI owns the general partner of BRELP (the “BRELP General Partner”). Brookfield Renewable has entered into a voting agreement with BRPI to provide Brookfield Renewable with control of the BRELP General Partner and BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries.

BRPI has provided $5 million of working capital funding through a subscription for preferred shares of a subsidiary of BRELP (“Bermuda Holdco”). The impact of the preferred share dividends on the unaudited pro forma condensed combined statement of (loss) income is not material.

(ii)	Transfer of Brookfield Renewable Power Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management and its subsidiaries (collectively, “Brookfield”) was completed at fair value satisfied by the issuance of LP Units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on the Fund unit liability for the three months ended September 30, 2011 was $208 million and for the nine months ended September 30, 2011 was $368 million related to the change in fair value of the units and the distributions made on such Fund units was eliminated. Subsequent to the transfer of the Fund units, the Fund was dissolved into a subsidiary of BRELP.

(iii)	Power Purchase Agreements

Pro forma income reflects an amendment to the power purchase agreement between Brookfield and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Under the amendment, Brookfield has agreed to guarantee the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

In a separate transaction, Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an amendment to the existing Master Power Purchase and Sale Agreement (the Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and Brookfield Power U.S. Holding America Co. (“BPUSHA”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year. In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the facilities entered into power agency agreements (the “Power Agency Agreements”) under which BEM LP will provide certain services. BEM LP will be entitled to be reimbursed for any third party costs incurred and, except in a few cases, receives no additional fee for its services under the Power Agency Agreements.

The impact of these contract price amendments and agreements are summarized as follows:

For the three and nine months ended September 30, 2011
(Millions)	Actual generation (GWh)		Incremental Revenue
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30

GLPL PPA	294	874	$4	$12
Mississagi PPA	135	424	4	15
Energy Revenue Agreement	765	2,861	23	85

	1,194	4,158	$31	$112

(iv)	Changes in Fair Value of Property, Plant and Equipment

Prior to November 28, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield were accounted for as financial instruments with an unrealized loss of $12 million for the three months ended September 30, 2011 and a loss of $9 million for the nine months ended September 30, 2011.

As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument loss of $12 million has been eliminated for the three months ended September 30, 2011 and the loss of $9 million for the nine months ended September 30, 2011 has also been eliminated.

The amendments and agreements discussed in (iii) above and the change in accounting for the contracts discussed above resulted in changes in the fair value of the related power generating assets using the revaluation method since the fair value of such assets are determined using a discounted cash flow model.

(v)	Change in Depreciation Expense

The reduction in fair value of the power generating assets discussed in (iv) above results in a decrease in pro forma depreciation expense of $1 million for the three months ended September 30, 2011 and a decrease of $3 million for the nine months ended September 30, 2011.

(vi)	Management Service Agreements

The unaudited pro forma condensed combined statement of (loss) income reflect an exclusive agreement with Brookfield to provide operating, management and consulting services to Brookfield Renewable Group (the “Master Services Agreement”) for a management service fee. The fee will be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable, as defined. Brookfield Renewable Group is also required to reimburse Brookfield for out-of-pocket costs incurred to provide required services to Brookfield Renewable Group. For the three months ended September 30, 2011 pro forma results reflect an expense of $4 million related to the Master Services Agreement and $15 million for the nine months ended September 30, 2011.

In addition to the Management Service Agreement, the unaudited pro forma condensed combined statement of (loss) income reflects an agreement with BEM LP to provide energy marketing services (the “Energy Marketing Agreement”). Brookfield Renewable Group will pay an annual marketing service fee of $18 million to BEM LP. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the three months ended September 30, 2011 reflect an expense of $5 million related to the Energy Marketing Agreement and $14 million for the nine months ended September 30, 2011.

(vii)	Intercompany Settlements

Brookfield Renewable Group and its subsidiaries settled certain intercompany loans and transactions with Brookfield upon completion of the Combination. During the three months ended September 30, 2011, $6 million of interest income was recorded in the pro forma statement of (loss) income to reflect these transactions. For the nine months ended September 30, 2011, $19 million of interest income was recorded to reflect these transactions.

(viii)	Deferred Income Taxes

The unaudited pro forma condensed combined statement of (loss) income reflect a decrease in deferred income tax of $13 million for the three months ended September 30, 2011 and for the nine months ended September 30, 2011 there was a decrease in deferred income tax of $21 million.

(ix)	Earnings (loss) per share

Pro forma earnings (loss) per share have been calculated based on the average LP Units outstanding of 132.8 million.